Jamba, Inc.

Jamba Juice®

- Letter to Stockholders
- Notice of 2009 Annual Meeting
- Proxy Statement
- 2008 Annual Report on Form 10-K
- Corporate and Stockholder Information

Jamba Juice.

April 2, 2009

Dear Stockholders,

2008 was a very challenging year at Jamba, Inc, as economic pressures impacted the frequency of many of our customers. For the twelve-month period, we generated revenues of $342.9 million, 8.1% higher than a year ago, while comparable store sales decreased 8.1%. During the year, 35 new Company-owned stores were opened compared to 99 new Company-owned stores the prior year.

While we are disappointed with the results for fiscal 2008, our board of directors and new management team has taken significant steps to improve long-term performance. As previously announced, we are making significant progress implementing a new strategic plan which we call our "BLEND" Plan.

As part of our BLEND program, we have implemented a disciplined expense reduction plan to eliminate approximately $25 million in store level costs. The plan is focused on a number of initiatives including reductions in costs of goods sold, store labor savings from operational simplification, better wage and benefit management, the implementation of a labor planning system, occupancy savings, and improved management of controllable costs, store costs, and marketing expenditures. In addition, in 2008, we took measures to reduce general and administrative costs, before stock based compensation expenses, from 13.9% of total revenue in 2007 to a target of less than 10.0% of total revenue.

At the store level, in addition to implementing changes to simplify operations we are taking steps to improve customer service. In addition, select stores will be going through a refresh program which will revitalize the look and feel of our older Company stores to reinforce the vibrant and fun environment that our stores have been known for. We are also actively developing and testing a number of initiatives and products to build a complementary, healthy retail food capability across all day-parts. In December 2008 we launched hot oatmeal in Chicago followed by a nationwide launch January 15th. So far the launch has exceeded our expectations. We have also been testing other menu items and we expect to build our food capability throughout 2009.

We believe that a key part of Jamba's growth strategy includes opportunities for franchising traditional and non-traditional outlets such as college campuses, airports and travel centers. During 2008, we opened 37 franchise locations and plan to open 50 franchise locations in 2009 of which we expect 30-35 will be non-traditional. In February, we announced new Jamba Juice airport locations at Chicago O'Hare, San Diego International and George Bush Intercontinental in Houston. These new outlets join other recently launched airport locations at JFK Jet Blue Terminal, Newark Liberty International, Denver International, Charlotte Douglas International and Portland International. We believe an effective franchise strategy will better position Jamba for growth in market share, reduced capital outlay, provide greater overall margins and increase brand presence. Our current research continues to show there are significant store growth opportunities in the US.

In addition, we believe there is untapped potential to extend the brand into the retail market. We continue to seek opportunities to extend the Jamba brand and maximize revenue by leveraging the brand in new and complementary consumer packaged product categories. These efforts and the relaunch of the Ready-to-Drink beverages with Nestle will be led by our vice president of consumer products/licensing and growth initiatives, Susan Shields, who joined Jamba in early 2009. We also continue to have discussions with potential partners regarding fruit teas, fruit yogurt and parfaits, frozen smoothie bars and sorbets, breakfast and energy bars, and packaged boosts. Our goal is to have several additional licensing opportunities completed in 2009.

While we expect the economic environment to remain challenging in 2009, we are confident that we have the right strategy in place to revitalize Jamba and create long-term stockholder value.

Thank you for your continued support of our Company.

James D. White
President and Chief Executive Officer

Jamba Juice.

April 2, 2009

TO THE STOCKHOLDERS OF
JAMBA, INC.:

You are cordially invited to attend the 2009 Annual Meeting of Stockholders of Jamba, Inc. (the "Company") on May 8, 2009, at 10:00 a.m. local time, which will be held at the Company's principal offices, located at 6475 Christie Avenue, Suite 150, Emeryville, CA 94608.

Details of business to be conducted at the Annual Meeting are given in the attached Notice of Annual Meeting of Stockholders and Proxy Statement. At the Annual Meeting, the Company will present a report on its operations during the past year.

Accompanying this Proxy Statement is the Company's 2008 Annual Report to Stockholders.

We hope that you will attend the Annual Meeting. Whether or not you plan to attend, you can ensure that your shares are represented at the meeting by promptly voting and submitting your proxy by telephone, by Internet or by completing, signing, dating and returning your proxy form in the enclosed envelope.

Sincerely yours,

JAMES D. WHITE
President and Chief Executive Officer

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the Annual Meeting of Stockholders, we urge you to vote and submit your proxy by telephone, the Internet or by mail in order to ensure the presence of a quorum. If you attend the meeting and do not hold your shares through an account with a brokerage firm, bank or other nominee, you will have the right to revoke the proxy and vote your shares in person. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from them to vote your shares and revoke your vote, if necessary.

Jamba Juice.

JAMBA, INC.
6475 Christie Avenue, Suite 150
Emeryville, California 94608

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held May 8, 2009

Dear Stockholder:

You are invited to attend the 2009 Annual Meeting of Stockholders of Jamba, Inc., a Delaware corporation (the "Company"), which will be held at the Company's principal offices located at 6475 Christie Avenue, Suite 150, Emeryville, CA 94608 on May 8, 2009, at 10:00 a.m. local time, for the following purposes:

1. To elect our eight nominees as directors to serve until the next Annual Meeting and until their successors have been elected and qualified.

2. To ratify the selection of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending December 29, 2009.

3. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Stockholders of record at the close of business on March 16, 2009 are entitled to notice of, and to vote at, the meeting and any adjournment or postponement thereof. For ten days prior to the meeting, a complete list of stockholders entitled to vote at the meeting will be available for examination by any stockholder, for any purpose relating to the meeting, during ordinary business hours at our principal offices located at 6475 Christie Avenue, Suite 150, Emeryville, CA 94608.

By Order of the Board of Directors,

Michael W. Fox

MICHAEL W. FOX
Secretary

Emeryville, California
April 2, 2009

IMPORTANT: Please vote and submit your proxy by telephone, the Internet or completing and promptly mailing the enclosed proxy card in the accompanying postage-paid envelope to assure that your shares are represented at the meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 8, 2009

This Proxy Statement relating to the 2009 Annual Meeting of Stockholders and the Annual Report to Stockholders for the year ended December 30, 2008 are available at www.proxyvote.com.

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS

The accompanying proxy is solicited by the Board of Directors of Jamba, Inc., a Delaware corporation ("Jamba," "Company," "we," "us," and "our"), for use at its 2009 Annual Meeting of Stockholders to be held on May 8, 2009, or any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders. This proxy statement and the enclosed proxy are being mailed to stockholders on or about April 2, 2009.

SOLICITATION AND VOTING

Voting Securities. Only stockholders of record as of the close of business on March 16, 2009 will be entitled to vote at the meeting and any postponement or adjournment thereof. As of that time, there were 54,690,728 shares of common stock of the Company (the "Common Stock") outstanding, all of which are entitled to vote with respect to all matters to be acted upon at the Annual Meeting. Each stockholder of record as of that date is entitled to one vote for each share of Common Stock held by him or her. Our Bylaws provide that the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Amended and Restated Certificate of Incorporation of the Company, as amended to date (the "Restated Certificate"). Our current Restated Certificate does not have any other requirements for a quorum of the stockholders. Votes for and against, abstentions and "broker non-votes" will each be counted as present for purposes of determining the presence of a quorum.

Broker Non-Votes. A broker non-vote occurs when a broker submits a proxy card with respect to shares held in a fiduciary capacity (typically referred to as being held in "street name") but declines to vote on a particular matter because the broker has not received voting instructions from the beneficial owner. Under the rules that govern brokers who are voting with respect to shares held in street name, brokers have the discretion to vote such shares on routine matters, but not on non-routine matters. Routine matters include the election of directors, a reverse stock split, and ratification of selection of auditors. Non-routine matters include amendments to stock plans.

Solicitation of Proxies. We will bear the cost of soliciting proxies. In addition to soliciting stockholders by mail through our employees, we will request banks, brokers and other custodians, nominees and fiduciaries to solicit customers for whom they hold our stock and will reimburse them for their reasonable, out-of-pocket costs. We may use the services of our employees, officers, directors and others to solicit proxies, personally or by telephone, without additional compensation.

Voting of Proxies. Stockholders whose shares are registered in their own names may vote (1) by returning a proxy card, (2) via the Internet at www.proxyvote.com, or (3) by telephone at 1-800-690-6903. Specific instructions to be followed by any registered stockholder interested in voting via the Internet or by telephone are set forth on the enclosed proxy card. The Internet and telephone voting procedures are designed to authenticate the stockholder's identity and to allow the stockholders to vote his or her shares and confirm that his or her voting instructions have been properly recorded. If you do not wish to vote via the Internet or telephone, please complete, sign and return the proxy card in the self-addressed, postage paid envelope provided.

All valid proxies received before the meeting will be exercised. All shares represented by a proxy will be voted, and where a proxy specifies a stockholder's choice with respect to any matter to be acted upon, the shares will be voted in accordance with that specification. If no choice is indicated on the proxy, the shares will be voted in favor of the proposal. A stockholder whose shares are registered in their own name has the power to revoke his or her proxy at any time before it is exercised by delivering to the Secretary of the Company a written instrument revoking the proxy or a duly executed proxy with a later date, or by attending the meeting and voting in person. If you hold shares in street name, through a bank, broker or other nominee, please contact the bank, broker or other nominee to revoke your proxy.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

In accordance with the Company's bylaws (the "Bylaws"), the board of directors of the Company (hereinafter referred to as the "Board" or the "Board of Directors") has set the size of the Board at eight members and there are currently eight members serving, with no vacancies. The terms of the current directors expire upon the election and qualification of the directors to be elected at the 2009 Annual Meeting. The Board has nominated all eight current directors for re-election at the 2009 Annual Meeting to serve until the 2010 Annual Meeting of Stockholders and until their successors are duly elected and qualified. Set forth below is information regarding the nominees to the Board for election as a director.

Each nominee has agreed to be named in this proxy statement and to serve if elected. If any of the nominees declines to serve or becomes unavailable for any reason, or if a vacancy occurs before the election (although we know of no reason to anticipate such an occurrence), the proxies may be voted for such substitute nominee(s) as we may designate.

If a quorum is present and voting, each of the eight nominees receiving a higher number of votes cast "for" such nominee than "against" such nominee will be elected. Proxies cannot be voted for more than eight nominees. Abstentions, "broker non-votes" and withheld votes will have no effect on the outcome of the vote. Under our Bylaws, if an incumbent director is not elected, the director shall tender his or her resignation to the Board. The Nominating and Corporate Governance Committee will make a recommendation to the Board on whether to accept or reject such director's resignation. The Board will act on the Nominating and Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. The Nominating and Corporate Governance Committee in making its recommendation, and the Board in making its ultimate decision, may each consider any factors or other information that they consider appropriate and relevant. The director who tenders his or her resignation will not participate in the recommendation of the Nominating and Corporate Governance Committee or the Board's decision with respect to his or her resignation.

If a director's resignation is accepted by the Board, then the Board may fill the resulting vacancy or may decrease the size of the Board as permitted by our Bylaws.

The nominees to the Board to serve until the next Annual Meeting and until their successors have been duly elected and qualified are as follows:

Name	Age	Director Since
Steven R. Berrard	54	2005
Thomas C. Byrne	46	2005
Richard L. Federico	54	2006
Robert C. Kagle	53	2006
Brian Swette	55	2006
Ramon Martin-Busutil	75	2006
Lesley H. Howe	64	2007
James D. White	48	2008

The principal occupations and qualifications of each nominee for director are as follows. There are no family relationships among any of our directors or executive officers.

STEVEN R. BERRARD has been our Chairman of the Board since January 2005. Mr. Berrard also served as our Chief Executive Officer from the Company's inception until November 2006 and as our Interim Chief Executive Officer from August 6, 2008 to November 30, 2008. Mr. Berrard has served as Managing Partner of

New River Capital Partners, a private equity fund, which he co-founded, since 1997. Prior to co-founding New River Capital Partners, from 1996 to 1999, Mr. Berrard was the co-founder and Co-Chief Executive Officer of AutoNation, Inc., the nation's leading automotive retail company. Prior to joining AutoNation, from 1987 to 1996, Mr. Berrard served as President and Chief Executive Officer of the Blockbuster Entertainment Group, the world's largest video store operator, and as a member of the Board of Directors of Viacom, Inc. Prior to his tenure with Blockbuster, from 1981 to 1987, Mr. Berrard served as President of Huizenga Holdings, Inc. and served in various positions with subsidiaries of Huizenga Holdings. Prior to joining Huizenga Holdings, Mr. Berrard was employed by Coopers & Lybrand from 1976 to 1981. Mr. Berrard earned his B.S. in Accounting from Florida Atlantic University, currently serves on the Board of Directors of Pivotal Fitness and has been a member of the Board of Directors of Swisher International, Inc. since November 2004. He has also served on the Board of Directors of Birmingham Steel from 1999 until its sale in 2002, HealthSouth from 2004 until 2006, as well as Boca Resorts, Inc. from 1996 until prior to its sale to the Blackstone Group in December 2004.

THOMAS C. BYRNE has been a member of our Board of Directors since January 2005. Mr. Byrne has served as Administrative Partner of New River Capital Partners, a private equity fund, which he co-founded, since 1997. Prior to co-founding New River Capital Partners, Mr. Byrne was the Vice-Chairman of Blockbuster Entertainment Group, a division of Viacom, Inc. Additionally, Mr. Byrne was President of the Viacom Retail Group and represented Blockbuster in all cross-Viacom opportunities. Prior to joining Blockbuster, from 1985 to 1987, Mr. Byrne was employed by KPMG Peat Marwick. Mr. Byrne has a B.S. and M.A. in Accounting from the University of Florida. Mr. Byrne is a certified public accountant and is a member of the Board of Directors of Certilearn, Inc., ITC Learning, Swisher International, Inc., Pivotal Fitness, and the Private Equity Committee of the University of Florida Foundation.

RICHARD L. FEDERICO has been a member of our Board of Directors since November 2006. Mr. Federico had previously served as a director of Jamba Juice Company from October 2004 to November 2006. Since September 1997, Mr. Federico has been the Chief Executive Officer of P.F. Chang's China Bistro Inc. and a Director of P.F. Chang's China Bistro Inc. since February 1996. In December 2000, Mr. Federico was named Chairman of the Board of P.F. Chang's China Bistro Inc. From February 1989 to January 1996, Mr. Federico served as President of the Italian Concepts division of Brinker International, Inc., where he was responsible for concept development and operations.

ROBERT C. KAGLE has been a member of our Board of Directors since November 2006. Mr. Kagle previously served as a director of Jamba Juice Company from 1994 to 2006. Mr. Kagle has been a member of Benchmark Capital Management Company, LLC, the General Partner of Benchmark Capital Partners, L.P. and Benchmark Founders' Fund, L.P., since its founding in May 1995. Mr. Kagle also has been a General Partner of Technology Venture Investors since January 1984. Mr. Kagle also serves on the board of directors of ZipRealty, Inc. and on the board of directors and the audit committee of Axiom Legal, Inc. Mr. Kagle holds a B.S. degree in Electrical and Mechanical Engineering from the General Motors Institute (renamed Kettering University in January 1998) and an M.B.A. degree from the Stanford Graduate School of Business.

BRIAN SWETTE has been a member of our Board of Directors since November 2006. Mr. Swette has served as a board member of Burger King Corporation since 2002. He is also an investor and board member in Theladders.com, Madison Road Entertainment, CBL Partners, FRS Company and Care.com. Mr. Swette served in several capacities at eBay from 1998 through the end of 2002, including Chief Operating Officer and Vice President of Marketing. He led eBay's penetration into international markets, oversaw the development of its marketing, managed the implementation of its fixed-price strategy and chartered a course into new business categories such as automotive and business-to-business. Prior to eBay, Mr. Swette was Executive Vice President and Chief Marketing Officer of Pepsi-Cola where he was one of the architects of Pepsi's move into the water, tea, coffee and juice categories, specifically Aquafina Water, Ocean Spray Juices, Lipton Teas and Starbucks' Frappuccino. Prior to Pepsi-Cola, Mr. Swette spent four years as a Brand Manager at Procter & Gamble. Mr. Swette is a Trustee of Arizona State University, Endeavor.org and The Global Institute of Sustainability.

RAMON MARTIN-BUSUTIL has been a member of our Board of Directors since November 2006. Mr. Martin-Busutil is a consultant and has been teaching at the EADA Business School in Barcelona, Spain since 2002. In addition, he has also served as a visiting professor at Georgia Tech University and The Citadel at various times since 2002. Mr. Martin-Busutil served as Chairman and Chief Executive Officer of Carolina Video Vending LLC from 1998 through 2002. Prior to these positions, Mr. Martin-Busutil spent over twenty years in management positions with several international businesses. From 1992 to 1995, Mr. Martin-Busutil was President of International at Blockbuster Entertainment, a Viacom company. Prior to that, Mr. Martin-Busutil was the President of Cadbury Schweppes Europe and had various management responsibilities at General Foods (the current Kraft Foods) in marketing, sales, manufacturing and research and development areas. Mr. Martin-Busutil speaks four languages, has a Doctor of Engineering from the University of Madrid and a postgraduate of HEC Business School in Paris. Mr. Martin-Busutil lives in Spain and the United States.

LESLEY H. HOWE has been a member of our Board of Directors since December 2007. Mr. Howe has over 40 years of financial and management experience, spending more than 30 years with the international accounting firm of KPMG Peat Marwick, LLP, where he was a senior partner and from 1994-1997 served as Area Managing Partner for the Los Angeles office. He served as CEO of Consumer Networks LLC, a San Diego-based internet marketing and promotions company from 2001 until its sale in 2007. Mr. Howe is a member of the board of directors of P.F. Chang's China Bistro Inc., NuVasive, Inc., Volcano Corporation and a privately held corporation.

JAMES D. WHITE has been a member of our Board of Directors and our President and Chief Executive Officer since December 2008. Previously, Mr. White was Senior Vice President of Consumer Brands for Safeway, Inc. with responsibility for brand strategy, innovation, manufacturing and commercial sales from 2005 to 2008. Prior to Safeway, Mr. White was Senior Vice President of Business Development, North America at the Gillette Company, where his responsibilities included centralized marketing, sales, retail execution, marketing planning and Canadian operations from 2002 to 2005. Mr. White also held executive and management roles with Nestle Purina from 1987 to 2005, including Vice President, Customer Interface Group from 1999 to 2002, and Vice President, Customer Development East from 1997 to 1999.

Background information on the officers of the Company other than Mr. White can be found in our Annual Report on From 10-K filed on March 16, 2009 under the heading "Executive Officers."

Recommendations of the Board of Directors

The Board of Directors recommends a vote "FOR" our nominees named above.

CORPORATE GOVERNANCE

Director Independence

The Board of Directors has determined that each of the director nominees standing for election, except for James D. White, has no relationship which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and is an "independent director" as defined by the applicable NASDAQ rules and the rules and regulations of the Securities and Exchange Commission (the "SEC"). In determining the independence of our directors, the Board of Directors has adopted the independence standards that mirror exactly the criteria specified by applicable law and regulations of the SEC and the NASDAQ. In making the determination of independence of our non-management directors, the Board of Directors evaluated the independence of Messrs. Byrne and Kagle in connection with past equity transactions with the Company and/or Jamba Juice Company. It also considered the grant of options covering 133,334 and 133,333 shares of our Common Stock pursuant to the Company's 2006 Employee, Director and Consultant Stock Plan to each of Messrs. Byrne and Busutil, respectively, for committee participation and transition assistance provided to the Company in their capacities as Board members. In addition, it also considered the management consulting fees paid to Mr. Busutil in 2008. It also considered our agreement with CertiLearn, Inc., described below in the section entitled "Certain Relationships and Related Transactions", in further evaluating the independence of Messrs. Byrne and Berrard. In addition, as previously disclosed, Steven R. Berrard served as President, Chief Executive Officer and Chairman of the Board of the Company prior to its acquisition of Jamba Juice Company in 2006 and as Interim Chief Executive Officer of the Company from April 6, 2008 to November 30, 2008. However, he did not collect a salary as an officer or receive a retainer as a director for his service. The Board of Directors also considered certain management fees Mr. Berrard's affiliated companies received and his past debt and equity transactions with the Company.

Certain Relationships and Related Transactions

In January 2009, Jamba Juice entered into an agreement with CertiLearn, Inc. ("CertiLearn") whereby CertiLearn provides certain training materials and services to Jamba Juice. Under the terms of the agreement with CertiLearn, we expect to pay CertiLearn approximately $69,000 for an initial engagement, set up, initial course development and one year of service. We may further engage CertiLearn to develop additional courses at a cost of $3,000 to $10,000 per course, but we do not expect to spend more than $120,000 for services performed by CertiLearn in any twelve month period or $200,000 in any three-year period. CertiLearn is a portfolio company of New River Capital Partners, and, as previously disclosed, Messrs. Berrard and Byrne serve, respectively, as Managing General Partner and Administrative General Partner of New River Capital Partners. Mr. Byrne also serves as a non-executive Chairman of the Board of CertiLearn for which he does not receive any fees and plays no active role in providing services for CertiLearn.

In addition to the considerations discussed below in "Procedures for Approval of Related Person Transactions," the Board of Directors also considered certain management fees paid by CertiLearn to New River Capital Partners.

Furthermore, in addition to the options granted to Messrs. Byrne and Busutil described in the section above entitled "Director Independence" an option to purchase 133,333 shares of our Common Stock was also granted to Jack Lynn in connection with his management consulting services related to transition and cost-reduction initiatives, in addition to cash remuneration previously paid to Mr. Lynn. Mr. Lynn is also a principal of New River Capital Partners.

Jamba has entered into indemnity agreements with certain officers and directors which provide, among other things, that Jamba will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of Jamba, and otherwise to the fullest extent permitted under Delaware law and our Bylaws.

Other than the foregoing, there were no relationships or related party transactions in the fiscal year ended December 30, 2008 ("Fiscal 2008") requiring disclosure in this Proxy Statement.

Procedures for Approval of Related Person Transactions

Any request for us to enter into a transaction with an executive officer, director or employee, or any of such persons' immediate family members or affiliates, must first be presented to our Audit Committee for review, consideration and approval. In approving or rejecting the proposed agreement, our Audit Committee will review each such transaction for potential conflicts of interest or improprieties.

Executive Sessions

Non-management directors regularly meet in executive session without management present each time the Board of Directors holds its regularly scheduled meetings.

Committees and Meeting Attendance

The Board of Directors has an Audit Committee, a Compensation and Executive Development Committee and a Nominating and Corporate Governance Committee. Each of these committees operates under a written charter adopted by the Board of Directors. Copies of these charters are available on our website at http://ir.jambajuice.com/governance.cfm. The Board of Directors held fifteen meetings during Fiscal 2008. Each of the standing committees of the Board of Directors held the number of meetings indicated in the table below. During Fiscal 2008, each of our directors except Mr. Kagle attended at least 75% of the total number of meetings of the Board of Directors and all of the committees of the Board of Directors held during the period on which such director served. Mr. White was appointed to the Board of Directors effective December 1, 2008 and attended the one meeting of the Board of Directors held in Fiscal 2008 after the effective date of his appointment. Directors are expected to make every effort to attend our annual meetings of stockholders; six of the eight directors attended the Company's last Annual Meeting of Stockholders held on May 28, 2008.

The following table sets forth the three standing committees of the Board of Directors, the current and former members of each committee during Fiscal 2008 and the number of meetings held by each such committee during Fiscal 2008:

Name of Director	Audit	Compensation and Executive Development	Nominating and Corporate Governance
Steven R. Berrard (1)	Member		
Thomas C. Byrne	Member	Member	
Richard L. Federico (2)	Member		Chair
Robert C. Kagle		Member	
Ramon Martin-Busutil			Member
Brian Swette		Chair	Member
Lesley H. Howe	Chair		
Number of Meetings:	8	6	4

(1) Mr. Berrard did not serve on our audit committee from August 6, 2008 to November 30, 2008, during which time he was serving as our Interim Chief Executive Officer.

(2) Mr. Federico served on our audit committee from August 6, 2008 to November 30, 2008 during which time Mr. Berrard was serving as our Interim Chief Executive Officer.

Audit Committee

The current members of the Audit Committee are Lesley H. Howe (Chair), Steven R. Berrard and Thomas C. Byrne.

Each of the members of the Audit Committee is independent for purposes of the applicable NASDAQ rules and the rules and regulations of the SEC as they apply to Audit Committee members.

With the assistance of the Company's legal counsel, the Nominating and Corporate Governance Committee reviewed the applicable legal standards and criteria to determine "audit committee financial expert" status, as well as the answers to annual questionnaires completed by the Board members. On the basis of this review, the Nominating and Corporate Governance Committee delivered a report to the full Board. The Board made a determination that all current members of the Audit Committee are "audit committee financial experts" based upon the Nominating and Corporate Governance Committee's report and each Board member's review of the information made available to the committee.

The Audit Committee operates under a written charter approved by the Board of Directors, a copy of which is available on our website at http://ir.jambajuice.com/governance.cfm. As more fully defined in the committee's charter, the functions of the Audit Committee include retaining our independent registered public accounting firm, reviewing their independence, reviewing and approving the planned scope of our annual audit, reviewing and approving any fee arrangements with our independent registered public accounting firm, overseeing their audit work, reviewing and pre-approving any non-audit services that may be performed by them, reviewing the adequacy of accounting and financial controls, reviewing our critical accounting policies and reviewing and approving any related party transactions.

Additional information regarding the Audit Committee is set forth in the Report of the Audit Committee immediately following Proposal No. 2.

Compensation and Executive Development Committee

The current members of the Compensation and Executive Development Committee are Brian Swette (Chair), Thomas C. Byrne and Robert C. Kagle. Each of the members of the Compensation and Executive Development Committee is independent for purposes of the applicable NASDAQ rules. The Compensation and Executive Development Committee operates under a written charter approved by the Board of Directors, a copy of which is available on our website at http://ir.jambajuice.com/governance.cfm.

As more fully described in the committee's charter, the primary function of the Compensation and Executive Development Committee is to assist the Board of Directors in managing compensation and development for directors and executives. The Compensation and Executive Development Committee's primary duties and responsibilities are to (i) set compensation philosophy and determine executive compensation; (ii) ensure that all components of executive compensation are consistent with the Company's compensation philosophy as in effect from time to time; (iii) evaluate and make recommendations to the Board of Directors on an annual basis concerning compensation of the members of the Board of Directors; and (iv) work with management to devise and execute on an executive development plan and succession planning and practices for the Company. The Compensation and Executive Development Committee's Charter does not provide for any delegation of these duties. In addition, the Compensation and Executive Development Committee has the authority under its charter to hire outside consultants and conduct such compensation reviews, investigations and/or surveys as the Compensation and Executive Development Committee may reasonably deem will provide such information as could reasonably and properly be required by the Compensation and Executive Development Committee in the exercise of its duties and responsibilities. In Fiscal 2008, the Company engaged a consultant related to executive compensation matters.

In setting compensation for our members of the Board of Directors, our executive officers provide suggestions on the administration of compensation for our directors to the Compensation and Executive Development Committee. For a description of the role our executive officers play in determining or recommending the amount or form of executive compensation, please see the section below entitled "EXECUTIVE COMPENSATION—Compensation Discussion and Analysis."

Compensation Committee Interlocks and Insider Participation

No member of the Compensation and Executive Development Committee is or has been an officer or employee of the Company during Fiscal 2008. During Fiscal 2008, no member of the Compensation and Executive Development Committee had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. During Fiscal 2008, none of the Company's executive officers served on the Compensation and Executive Development Committee or Board of Directors of another entity any of whose executive officers served on the Company's Compensation and Executive Development Committee or Board of Directors.

Nominating and Corporate Governance Committee

The current members of the Nominating and Corporate Governance Committee are Richard L. Federico (Chair), Ramon Martin-Busutil and Brian Swette.

Each of the members of the Nominating and Corporate Governance Committee is independent for purposes of the applicable NASDAQ rules. The Nominating and Corporate Governance Committee operates under a written charter approved by the Board of Directors, a copy of which is available on our website at http://ir.jambajuice.com/governance.cfm. As more fully defined in the committee's charter, the Nominating and Corporate Governance Committee considers qualified candidates for appointment and nomination for election to the Board of Directors and makes recommendations concerning such candidates, develops corporate governance principles for recommendation to the Board of Directors and oversees the regular evaluation of our directors and management.

Director Nominations

The Board of Directors has adopted a Director Qualifications and Nominations Policy, the purpose of which is to describe the process by which candidates for possible inclusion in the Company's slate of director nominees are selected. The Director Qualifications and Nominations Policy is administered by the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee annually evaluates the current members of the Board of Directors whose terms are expiring and who are willing to continue in service against the criteria set forth below in determining whether to recommend these directors for election. The Nominating and Corporate Governance Committee regularly assesses the optimum size of the Board of Directors and its committees and the needs of the Board of Directors for various skills, background and business experience in determining if the Board of Directors requires additional candidates for nomination.

In fulfilling its responsibilities, the Nominating and Corporate Governance Committee considers the following factors in reviewing possible candidates for nomination as director:

- the appropriate size of the Company's Board of Directors and its Committees;
- the perceived needs of the Board of Directors for particular skills, background and business experience;
- the skills, background, reputation, and business experience of nominees compared to the skills, background, reputation, and business experience already possessed by other members of the Board of Directors;
- nominees' independence from management;
- applicable regulatory and listing requirements, including independence requirements and legal considerations, such as antitrust compliance;
- the benefits of a constructive working relationship among directors; and
- the desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members.

Candidates for nomination as director come to the attention of the Nominating and Corporate Governance Committee from time to time through incumbent directors, management, stockholders or third parties. These candidates may be considered at meetings of the Nominating and Corporate Governance Committee at any point during the year. Such candidates are evaluated against the criteria set forth above. If the Nominating and Corporate Governance Committee believes at any time that it is desirable that the Board of Directors consider additional candidates for nomination, the Nominating and Corporate Governance Committee may poll directors and management for suggestions or conduct research to identify possible candidates and may engage, if the Nominating and Corporate Governance Committee believes it is appropriate, a third party search firm to assist in identifying qualified candidates.

The Nominating and Corporate Governance Committee will evaluate any recommendation for director nominee proposed by a stockholder. In order to be so evaluated, any recommendation for director nominee submitted by a stockholder must be sent in writing to the Corporate Secretary, Jamba, Inc., 6475 Christie Avenue, Suite 150, Emeryville, CA 94608, 120 days prior to the anniversary of the date proxy statements were mailed to stockholders in connection with the prior year's annual meeting of stockholders and must contain the following information:

- the candidate's name, age, contact information and present principal occupation or employment; and
- a description of the candidate's qualifications, skills, background, and business experience during, at a minimum, the last five years, including his/her principal occupation and employment and the name and principal business of any corporation or other organization in which the candidate was employed or served as a director.

All directors and director nominees must submit a completed form of directors' and officers' questionnaire as part of the nominating process. The evaluation process may also include interviews and additional background and reference checks for non-incumbent nominees, at the discretion of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee will evaluate incumbent directors, as well as candidates for director nominee submitted by directors, management and stockholders consistently using the criteria stated in its policy and will select the nominees that in the Nominating and Corporate Governance Committee's judgment best suit the needs of the Board of Directors at that time.

In addition, our Bylaws permit stockholders to nominate directors for consideration at annual meetings, provided the advance notice requirements set forth in our Bylaws have been properly met.

Communications with Directors

Stockholders may communicate with any and all members of our Board of Directors by transmitting correspondence by mail or facsimile addressed to one or more directors by name (or to the Chairman, for a communication addressed to the entire Board of Directors) at the following address and fax number:

Name of the Director(s)
c/o Corporate Secretary
Jamba, Inc.
6475 Christie Avenue, Suite 150
Emeryville, CA 94608
Fax: (510) 653-0643

Communications from our stockholders to one or more directors will be collected and organized by our Corporate Secretary under procedures approved by our independent directors. The Corporate Secretary will forward all communications to the Chairman of the Board of Directors or to the identified director(s) as soon as practicable, although communications that are abusive, in bad taste or that present safety or security concerns may be handled differently. If multiple communications are received on a similar topic, the Corporate Secretary may, in his or her discretion, forward only representative correspondence.

The Chairman of the Board of Directors will determine whether any communication addressed to the entire Board of Directors should be properly addressed by the entire Board of Directors or a committee thereof. If a communication is sent to the Board of Directors or a Committee, the Chairman of the Board or the Chairman of that committee, as the case may be, will determine whether a response to the communication is warranted. If a response to the communication is warranted, the content and method of the response will be coordinated with our General Counsel.

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to all of its employees, including the Chief Executive Officer, Chief Financial Officer and Controller. The Code of Business Conduct and Ethics is posted on the Company's website at http://ir.jambajuice.com/governance.cfm. The Company intends to post on its Website any amendments to or waivers from the Company's Code of Business Conduct and Ethics. The information contained on the Company's website is not part of this document.

Corporate Governance Guidelines

We have adopted Corporate Governance Guidelines that address the composition of the Board of Directors, criteria for membership on the Board of Directors and other Board of Directors governance matters. These guidelines are available on our website at http://ir.jambajuice.com/governance.cfm. A printed copy of the guidelines may also be obtained by any stockholder upon request in writing to Jamba, Inc., c/o ICR, Inc., 450 Post Road East, Westport, CT 06880, *investors@jambajuice.com*, or by telephoning (203) 682-8200.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Company's Board of Directors is composed of three members and acts under a written charter adopted and approved by the Board of Directors in 2006. The members of the Audit Committee are independent as defined by its charter, the NASDAQ Global Market listing standards and the Securities Exchange Act.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements in the Annual Report on Form 10-K for the fiscal year ended December 30, 2008 with management, which review included a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed and discussed with KPMG LLP, the Company's independent registered public accounting firm, who is responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States of America, its judgment as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards, including Statement on Auditing Standards No. 114 (Communication with Audit Committees), as amended. The independent registered public accounting firm also provided the Audit Committee with the written disclosures required by applicable professional and regulatory standards relating to KPMG's independence from the Company, including the Public Company Accounting Oversight Board pertaining to the independent accountant's communications with the Audit Committee concerning independence. The Audit Committee also reviewed and pre-approved all fees paid to the independent registered public accountants and considered whether KPMG's provision of non-audit services to the Company was compatible with the independence of the independent registered public accountants. The Audit Committee concluded that the independent registered public accountants are independent from the Company and its management.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for their audit. The Audit Committee met with the independent registered public accounting firm, with and without management present, to discuss the results of their examination, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Company's Board of Directors, and the Board approved, that the Company's audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 30, 2008 for filing with the SEC.

SUBMITTED BY THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

Lesley H. Howe, Chairman
Steven R. Berrard [1]
Thomas C. Byrne

---

1 On August 6, 2008 the Board appointed Mr. Berrard Interim Chief Executive Officer of the Company and simultaneously removed him as a member of the Audit Committee. He was reinstated on the Audit Committee on November 30, 2008 when he ceased to be Interim Chief Executive Officer of the Company. During this interim period from August 6, 2008 to November 30, 2008, Mr. Federico served as a member of our Audit Committee.

PROPOSAL NO. 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors requests that stockholders ratify the selection of KPMG LLP as its independent public auditors to audit the consolidated financial statements of the Company for the fiscal year ending December 29, 2009 ("Fiscal 2009"). KPMG LLP audited the consolidated financial statements of the Company and management's report for Fiscal 2008.

Prior to hiring KPMG LLP, the Company's independent auditors were Deloitte & Touche LLP. On July 10, 2008, the Company approved the engagement of KPMG LLP as its independent registered public accounting firm.

A representative of KPMG LLP is expected to be present at the Annual Meeting with the opportunity to make a statement if the representative desires to do so, and is expected to be available to respond to appropriate questions. At the Annual Meeting, the stockholders are being asked to ratify the selection of KPMG LLP as the Company's independent registered public accounting firm for Fiscal 2009. If the selection of KPMG LLP as auditors for 2009 is not approved by stockholders, the adverse vote will be considered by the Audit Committee in its decision to retain KPMG as auditors for 2009. Even if this selection is ratified, the Audit Committee, in its discretion, may direct the engagement of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its stockholders.

Prior to July 10, 2008, Deloitte & Touche, LLP acted as our independent registered public accounting firm since its appointment in the fiscal years ended January 9, 2007 ("Fiscal 2006") and January 1, 2008 ("Fiscal 2007"). The reports of Deloitte & Touche, LLP on the Company's financial statements for Fiscal 2006 and Fiscal 2007 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. Deloitte & Touche, LLP audited the balance sheet of the Company as of December 31, 2005 and the related statements of operations, stockholders' equity, and cash flows for the period from January 6, 2005 (inception) to December 31, 2005. Deloitte & Touche, LLP's audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, Deloitte & Touche, LLP expressed no such opinion. The Company's Board of Directors recommended and approved the decision to change independent registered public accounting firms.

In connection with the audit of the Company's financial statements for Fiscal 2006, Fiscal 2007 and through July 10, 2008, there were no disagreements with Deloitte & Touche, LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte & Touche, LLP, would have caused it to make reference to the subject matter of such disagreements in connection with its audit report. There were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K except that as of the end of fiscal 2006 (year ended January 9, 2007), the Company's disclosure controls and procedures were not effective due to the existence of a material weakness related to the accounting for large, complex, non routine transactions, as more fully described in the Company's Annual Report on Form 10-K for the year ended January 9, 2007. As of the end of fiscal 2007 (year ended January 1, 2008) management concluded that the Company's internal control over financial reporting was effective.

The Company gave permission to Deloitte & Touche, LLP to respond fully to the inquiries of the successor auditor, including concerning the subject matter of this reportable event. The Company requested that Deloitte & Touche, LLP furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter, dated July 15, 2008, is filed as Exhibit 16.1 to the current report on Form 8-K filed with the Securities and Exchange Commission on July 15, 2008.

Fees for Professional Services

The following table sets forth the aggregate fees billed to the Company for the fiscal year ended December 30, 2008 ("Fiscal 2008") by its independent registered public accounting firm, KPMG LLP and for Fiscal 2008 and the fiscal year ended January 1, 2008 ("Fiscal 2007") by its former independent registered public accounting firm, Deloitte & Touche, LLP:

	December 30, 2008 (52 weeks)	January 1, 2008 (51 weeks)
Audit Fees (1)	$1,111,675	$1,235,100
Audit-Related Fees (2)	40,760	101,570
Tax Fees (3)	50,000	58,300
All Other Fees	-0-	-0-
Total Fees	$1,202,435	$1,394,970

(1) Audit Fees consist of fees billed for professional services rendered for the audit of the Company's consolidated annual financial statements and review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by our independent registered public accountants in connection with statutory and regulatory filings or engagements. For Fiscal 2008, professional services provided by KPMG LLP was $788,000. For Fiscal 2008 and Fiscal 2007, professional services provided by Deloitte & Touche LLP were $323,675 and $1,235,100, respectively.

(2) Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under "Audit Fees." For Fiscal 2008 Audit-Related Fees includes $33,670 for services performed by Deloitte & Touche LLP and $7,000 for services performed by KPMG LLP. Audit-Related Fees in Fiscal 2007 includes fees for services performed by Deloitte & Touche LLP related to the Company's adoption of FIN No. 48, the Company's acquisition of stores from three of its franchisees and review of the Company's Uniform Franchise Offering Circular.

(3) Tax Fees consist of $50,000 for services performed by KPMG LLP.

The Audit Committee has considered whether the provisions of services described in the table above are compatible with maintaining auditor independence. Each of the permitted non-auditing services described above has been pre-approved by the Audit Committee. Unless a type of service has received general pre-approval, it will require separate pre-approval by the Audit Committee. Each pre-approval term lasts for at least 12 months until the first regularly scheduled Audit Committee meeting. The Audit Committee has delegated its pre-approval authority to its Chairman, provided the Chairman reports any pre-approval decisions to the full Audit Committee at its next regularly scheduled meeting.

Vote Required and Board of Directors Recommendation

Approval of this proposal requires a number of votes **FOR** the proposal that represents a majority of the shares present or represented and entitled to vote on this matter at the Annual Meeting. Abstentions and broker non-votes will each be counted for purposes of determining the presence of a quorum, but will not have any effect on the outcome of this proposal.

The Board of Directors recommends a vote FOR the selection of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending December 29, 2009.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The following discussion and analysis is intended to provide an explanation of our compensation program relating to fiscal 2008, with particular regard to our Chief Executive Officer ("CEO") and the other executives named in the "2008 Summary Compensation Table" that follows this discussion (herein referred to as the "Named Executive Officers"). The discussion includes our compensation philosophy and the program's objectives, the elements of compensation used to pay our executives, and historical information regarding how our program has developed and how that relates to how our executive officers were compensated for fiscal 2008 and are currently compensated.

The Company was incorporated and completed its initial public offering in 2005. We were formed as a blank check company to serve as a vehicle for the acquisition of a then unidentified operating business. In fiscal 2005 and until our acquisition of Jamba Juice Company on November 29, 2006, members of our management were not compensated for their services.

Commencing November 29, 2006, the Compensation and Executive Development Committee approved several compensation programs for our executives. However, since we experienced significant economic and financial challenges, changes in our executive management team and shifts in our strategy in fiscal 2008, our compensation practices and policies have been significantly affected as a result.

Compensation and Executive Development Committee

Our Compensation and Executive Development Committee has the responsibility for establishing, implementing and monitoring our compensation philosophy and determining compensation for executives, including annual base salary compensation, cash bonus payments, equity awards and all other compensation and compensation procedures applicable to our executives.

Role of Senior Management and Consultant in Compensation Decisions

While the Compensation and Executive Development Committee does not delegate any of its functions to others in setting compensation, several members of senior management participate in the committee's executive compensation process. For example, the Compensation and Executive Development Committee takes into consideration recommendations of our CEO, although he does not participate in discussions regarding his own compensation.

Periodically, the committee retains compensation consultants to assist it in its review of executive officer compensation. In fiscal 2008, we retained the Catalyst Group, an independent consultant, to review the strategic design and administration of our executive compensation program. The Catalyst Group reviewed the design of the total compensation program then in effect and interviewed various members of the Board and management. The Catalyst Group provided the committee with various findings and recommendations.

The Compensation and Executive Development Committee uses findings and recommendations of compensation consultants to help ensure that management's compensation recommendations are in line with the Company's objectives and reasonable when compared to the market for executive talent. In addition, the committee believes that the engagement of an independent consultant such as the Catalyst Group enhances the overall independence of the committee's decision-making. The Compensation and Executive Development Committee intends to retain the services of third party executive compensation specialists from time to time, as the committee deems necessary or helpful, in connection with the establishment of cash and equity compensation.

Objectives of Our Executive Compensation Program

The primary objective of our executive compensation program is to attract and retain qualified executives who are engaged and passionate about our brand and who embrace our mission and culture. A further objective is to design and administer a compensation program that supports the human resources and business strategies of the Company, with the ultimate objective of improving stockholder value. In addition, we work to ensure that our compensation program is perceived as fundamentally fair to all stockholders.

What Our Compensation Program is Designed to Reward

Our compensation program is designed to reward each executive's contribution to the Company, including their results and behaviors that are consistent with our values and culture. In measuring the executive officers' contribution to the Company, the Compensation and Executive Development Committee considers numerous factors, including the Company's growth and financial performance as well as individual performance.

CEO Compensation

On December 1, 2008, James D. White joined the Company as President and CEO. Prior to Mr. White, our Chairman of the Board Steven R. Berrard served as interim President and CEO following the departure of Paul E. Clayton in August 2008. While Mr. Berrard continued to receive his regular director compensation during this time, he did not serve as an employee of the Company and did not receive compensation for his additional responsibilities as interim President and CEO.

In advance of hiring Mr. White as our President and CEO, our Nominating and Corporate Governance Committee engaged Elliot Associates Inc., an executive search firm specializing within the hospitality and retail service industries, to assist its efforts. In determining the appropriate compensation package for Mr. White, the Board and the Compensation and Executive Development Committee reviewed information provided by Elliot Associates, compared the proposed compensation package for Mr. White against his then current compensation package as Senior Vice President, Consumer Brands, at Safeway, Inc., and employed the experience and judgment of Board members to determine the appropriate compensation package to attract Mr. White to join the Company.

On November 17, 2008, the Compensation and Executive Development Committee approved the terms of a three-year employment agreement with Mr. White. Pursuant to the terms of the employment agreement, Mr. White is entitled to, among other things, an initial annual base salary of $550,000 and an annual performance bonus of up to 100% of his base salary then in effect based on targets established by the Board or the committee. Mr. White was also granted an option to purchase up to 1,500,000 shares of the Company's common stock. For additional information concerning Mr. White's employment agreement, including amounts payable upon termination of employment, see "Executive Compensation—Potential Payments Upon Termination or Change in Control."

In establishing the annual base salary and other terms of Mr. White's compensation, the Board and the Compensation and Executive Development Committee took into account the business challenges facing the Company and the need to hire what the Board and the committee considered the best available candidate to lead the Company to success. The committee did not conduct formal benchmarking studies in determining compensation for Mr. White. A significant component of Mr. White's compensation package is the stock option grant. The committee concluded that Mr. White's compensation, including stock option grant, significantly benefit us and our stockholders by securing Mr. White's services for the future and thereby motivating him to focus on our long-term strategic growth and profitability.

Elements of Our Compensation Plans, Why We Chose Each Element and How We Chose the Amount for Each Element

The total compensation program for our executives consists of the following elements:

- Base Salary
- Non-Equity Incentive Compensation
- Equity Based Compensation
- General Team Member Benefits

These compensation components are clearly similar to the elements used by many companies. The exact base pay, cash incentive bonus targets and stock option grant amounts are chosen in an attempt to attract and retain the best people that possess the skills and cultural fit necessary to achieve our business, brand and cultural objectives. We also believe that achieving our goals for each of these objectives will best build stockholder value. The Compensation and Executive Development Committee does not adhere to a prescribed mix or allocation of compensation elements, but rather uses its judgment to establish a compensation program that rewards executives in a manner consistent with our objectives.

Base Salary

Annual executive officer compensation consists of a base salary component. It is the Compensation and Executive Development Committee's intention to set total executive base salary compensation sufficiently high to attract and retain a strong motivated leadership team, but not so high that it creates a negative perception to our stockholders. Base salary is the fixed portion of executive pay and is set to reward individuals' current contributions to the Company and compensate them for their expected day-to-day performance. The committee determines annual base salary levels for executives on an annual basis. Increases in salaries are based on both individual performance and the Company's merit increase budget for the year. Salary increases can also occur upon promotion. Other factors that may influence changes in base salary levels include the executive's experience, responsibilities, management abilities and job performance, performance of the Company as a whole, current market conditions and competitive salaries payable for similar positions at other comparable companies.

In October 2008, we entered into employment agreements with each of our Named Executive Officers other than Mr. White (Ms. Luey and Messrs. de Chatellus, Fox, Adkins and Schwartz). Each employment agreement reflects the Named Executive Officer's base salary and provides that the Compensation and Executive Development Committee may determine future adjustments to those base salaries. However, no decrease may be made in the Named Executive Officer's base salary without his or her consent unless the annual salaries of all other executive officers are proportionately decreased. For additional information concerning these employment agreement, including amounts payable upon termination of employment, see "Executive Compensation—Potential Payments Upon Termination or Change in Control." The current annual base salaries, effective for fiscal 2009, are $294,200 for Mr. de Chatellus and $275,000 for each of Ms. Luey and Messrs. Fox, Adkins, and Schwartz.

At the time we entered into these employment agreements, which memorialized base salary increases for Ms. Luey and Messrs. Fox, Adkins, and Schwartz, we had experienced significant changes in our executive management team, including the departure of our chief executive officer, chief financial officer, head of operations, and head of development. A permanent CEO had not been identified, and these Named Executive Officers had been internally promoted and had their responsibilities increased as the Company commenced significant cost-cutting measures and new revitalization strategies in light of its poor financial performance. In addition, these Named Executive Officers had not received any cash bonus for fiscal 2007 and, at the time of their promotions and increased responsibilities, would not have received any cash bonus for fiscal 2008 under the then-current non-equity incentive plan. Furthermore, the significant decline in the price of the Company's common stock had resulted in each of these Named Executive Officer's stock option grants under the 2006 Employee, Director and Consultant Stock Plan (the "2006 Stock Plan") to be significantly "underwater" in that their exercise prices were dramatically higher than recent trading prices of the Company's common stock and therefore there was not alignment between the new management team's long-term share based compensation and stockholder interest.

The Catalyst Group report identified the need for the Compensation and Executive Development Committee to take strong, affirmative actions to retain and incentivize the new management team during a critical period of time of challenges and risks for the Company. Therefore, while the findings and recommendations of the Catalyst Group described above were part of the committee's decision-making process, given the challenging circumstances facing the Company, and the need to retain and motivate a new management team during the uncertain times facing both the Company and the general economy, the committee primarily employed its experience and judgment in determining the base salaries for these Named Executive Officers.

Non-Equity and Equity Incentive Compensation

We believe that non-equity incentive compensation in the form of a cash incentive bonus is an important factor in motivating our management team as a whole, and individual executives, in particular, to perform at their highest level toward achievement of established incentive goals. Nevertheless, at the request of management in order to (i) conserve the Company's cash reserves, (ii) motivate and reward executive officers on short-term goal achievement and (iii) better align executive officers with the long-term interests of stockholders, in December 2007 the Compensation and Executive Development Committee suspended the non-equity incentive plan for executive officers for fiscal 2008 and provided the Company's executives with additional grants of stock options under our 2006 Stock Plan that vest only in the event that certain short-term business metrics are achieved (i.e., a "cliff vesting" schedule). Vesting of these stock options was based on performance against our fiscal 2008 financial plan metrics. The two metrics in our fiscal 2008 financial plan that we compared Company performance against were (1) EBITDA (Net Income Before Taxes (NIBT) and also before depreciation and amortization and before taking into account team member bonus payouts) and (2) comparable sales percent increase. Executives would vest on March 15, 2009 at the 70% level or the 100% level depending on the extent to which these metrics are achieved. Failure to achieve the metrics would result in the stock options not vesting and therefore being effectively terminated. The methodology used to determine the number of shares subject to these stock option grants was based on a target economic value equivalent to what the executive's fiscal 2008 targeted cash bonus would have been had the Company not suspended the non-equity incentive plan. For fiscal 2008, the EBITDA and comparable sales percent increase metrics were not achieved and therefore these stock options did not vest and were terminated.

At the end of fiscal 2008, we provided cash bonus payments to certain members of management based upon completion of various cost savings objectives set forth by Mr. Berrard in August 2008 when he was appointed as interim President and CEO. In December 2008, based on achieving various of the goals and objectives and making progress on various of the others, Mr. Berrard recommended the Compensation and Executive Development Committee approve these cash bonuses for the certain members of management. The committee took Mr. Berrard's recommendations into consideration and exercised its independent discretion in approving bonuses. The bonus amounts with respect to our Named Executive Officers are set forth in our "2008 Summary Compensation Table" that follows this discussion.

During the course of fiscal 2009, the Compensation and Executive Development Committee intends to consider establishing a new non-equity incentive compensation plan that is consistent with our compensation objectives and otherwise in the best interests of the Company's stockholders.

Long-Term Share Based Compensation

Our 2006 Employee, Director and Consultant Stock Plan

Each of our executive officers is also eligible to receive stock option grants under the 2006 Stock Plan based on his or her performance and contributions to the Company. We believe that through our 2006 Stock Plan, the economic interests of our team members, including our executives, are more closely aligned to those of the stockholders.

According to our 2006 Stock Plan, all grants of stock options under the plan are generally made effective three trading days after each of our quarterly public earnings releases. This applies to all of our employees, including our executive officers. The exercise price is the closing or last quoted price on the date of actual stock option grant, which we believe reflects fair market value after all public disclosures. If the Board of Directors or the Compensation and Executive Development Committee determines that special circumstances exist, including the existence of material information not yet publicly-disclosed, a different grant date for a particular stock option grant may be selected.

The Compensation and Executive Development Committee individually approves all stock option grants to all of our officers at or above the vice president level. The Equity Award Committee has been delegated the authority by the Board of Directors to approve options grants below the vice president level. The Board of Directors or the Compensation and Executive Development Committee has the right to suspend the ability of the Equity Award Committee to award stock option grants for any reason at any time. Executive officers are not treated differently from other team members receiving stock option grants.

The Compensation and Executive Development Committee generally seeks to determine annual stock option grants for executives in the fourth quarter of each fiscal year. In fiscal 2008, the annual stock option grants for executives were made in the third quarter for the reasons described below. Interim or "off cycle" stock option awards are made to new eligible team members as "initial grants" or other team members when circumstances warrant it and are made effective on a fixed quarterly schedule as described above. Grants made in fiscal 2008 had a 4-year vesting schedule with vesting occurring equally on an annual basis, assuming continued employment. When establishing stock option grant levels, the committee considers our stock option overhang and targeted stock option burn rates and vesting schedules of previously granted options.

Equity Award Historical and Current Practices

The Company first issued stock options under the 2006 Stock Plan upon our acquisition of Jamba Juice Company on November 29, 2006. The "initial grants" of stock options made to each executive officer at that time were made on a discretionary basis using a multiple of base salary and taking into consideration the experience, skills, knowledge and responsibilities required of each executive officer, as well as competitive market conditions. The multiple used for the Named Executive Officers at that time ranged from 1.25 to 6. The methodology used to determine the number of shares subject to these initial stock option grants was based on a value per share calculated under SFAS 123R. Stock option awards granted at that time had an exercise price of $11.36 per share and were valued under SFAS 123R at $4.33. Thus, the number of shares subject to these initial option grants was determined as follows:

Base Salary x Multiple ÷ SFAS 123R Value = Number of Stock Option Shares

Other initial stock option grants made to executive officers during fiscal 2007 followed this methodology.

At the time of the Compensation and Executive Development Committee meetings held in the fourth quarter of fiscal 2007 to determine annual stock option grants to executives, the share price of the Company's common stock was in the $3.00 to $5.00 range, a significant decrease in share price from the time of the Jamba Juice Company acquisition. The committee reviewed the then current methodology of granting stock options and determined that it did not meet the Company's objectives in two important respects.

In the first respect, using the then-current methodology would have resulted in granting the executives more option shares because of a lower SFAS 123R value, a result inconsistent with the negative one-year shareholder return and the Company's financial performance in fiscal 2007. In the second respect, the Compensation and Executive Development Committee recognized retention concerns relating to the executives given that their stock options were significantly "underwater" in that their exercise prices were dramatically higher than recent trading prices of the Company's common stock.

After a review and discussion of these matters, the Compensation and Executive Development Committee decided upon a different methodology for the annual stock option grants at the end of fiscal 2007. The methodology used to determine the number of shares subject to these stock option grants was based on a target economic value equivalent to a multiple of the executive's base salary and targeted cash bonus (assuming the non-equity incentive plan had not been suspended). The multiple used for the Named Executive Officers at that time was in the range of 0.65 to 0.75. The determination of target economic value was made by the committee and required the committee to assume a certain common stock share price would be reached at the time five years from the grant date. The committee evaluated several factors, including the Company's strategic plan, the then-current stock share price, and historical annual stockholder return of the restaurant peer group companies in its methodology to determine target economic value. The "Grants of Plan Based Awards in Fiscal 2008" table below shows details of these stock option grants. The target economic value is a different value than the full grant-date value calculated under SFAS 123R.

In August 2008, the Compensation and Executive Development Committee approved accelerating the annual grant process for the then-employed Named Executive Officers from the fourth quarter of fiscal 2008 to the third quarter of fiscal 2008. This one-time acceleration of the annual grant process was based on the desire to incentivize, motivate, and retain the new management team for the reasons described above. The committee recognized that the Named Executive Officers' stock options were significantly "underwater" in that their exercise prices were dramatically higher than recent trading prices of the Company's common stock.

While the Compensation and Executive Development Committee considered the findings and recommendations of The Catalyst Group of the need for a better methodology for long-term share based compensation, the committee also recognized that any methodology might be difficult given the significant decreases in the trading price of our common stock for both general economic and Company-specific reasons. Therefore, the committee based these accelerated annual grants on their experience and judgment in an effort to align the new management team's long-term share based compensation and stockholder interest. The "Grants of Plan Based Awards in Fiscal 2008" table below shows details of these stock option grants.

During the course of fiscal 2009, the Compensation and Executive Development Committee intends to establish a new long-term share based compensation methodology that is consistent with our compensation objectives and otherwise in the interests of the Company's stockholders.

Other General Team Member Benefits

Our executive officers are eligible to participate in all of our employee benefit plans, such as our medical, dental, vision, group life, disability, and accidental death and dismemberment insurance and our 401(k) plan, in each case on the same basis as other employees. Except in limited circumstances, it is our practice not to provide any special perquisites or benefits to executive officers unless it is necessary to retain their employment.

Tax Considerations

Our Compensation and Executive Development Committee considers the impact of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Tax Code"), in determining the mix of elements of executive compensation. This section limits the deductibility of non-performance based compensation paid to each of our executive officers to $1 million annually. The stock options granted to our executive officers under our 2006 Stock Plan are intended to be treated under current federal tax law as performance-based compensation exempt from the limitation on deductibility. Salaries and bonuses paid under our non-equity incentive plan do not qualify as performance-based compensation for purposes of Section 162(m). The committee intends to consider the impact of Section 162(m) on the deductibility of future executive compensation, but reserves the right to provide for compensation to executive officers that may not be fully deductible.

Philosophy on Severance and Change In Control Arrangements

As more fully described below in the section entitled "Potential Payments upon Termination or Change in Control," we entered into employment agreements with certain of our Named Executive Officers providing for severance payments upon their termination of employment without "cause" or upon a "constructive termination." The decision to grant these benefits was based on offering what we believed was needed to attract, retain and motivate Mr. White and the other Named Executive Officers given the challenging circumstances and uncertain times facing the Company. The Compensation and Executive Development Committee believes these employment agreements and the severance payments upon their termination of employment without "cause" or upon a "constructive termination" will protect employee and stockholder value by promoting stability and continuity of the executive team, which is desirous given the recent management changes and the need for the Company to revitalize itself for future growth and long-term stockholder value.

Compensation and Executive Development Committee Report

We, the Compensation and Executive Development Committee of the Board of Directors of the Company, have reviewed and discussed the Compensation Discussion and Analysis contained in this proxy statement with management. Based on such review and discussion, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in the Company's Annual Report on Form 10-K for the Fiscal year ended December 30, 2008.

Submitted by the Company's Compensation and Executive Development Committee of the Board of Directors:

Brian Swette, Chairman
Thomas C. Byrne
Robert C. Kagle

Summary Compensation Table

The following table sets forth information concerning the compensation earned by all persons serving as our President and Chief Executive Officer in 2008, all persons serving as our Chief Financial Officer in 2008, our three other most highly-compensated persons serving as executive officers at December 30, 2008 and two additional former officers who were not serving as executive officers at December 30, 2008 (our "Named Executive Officers"):

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary (1)($)	Bonus Paid in Fiscal Year ($)	Bonus Paid for Fiscal Year ($)	Stock Awards (2)($)	Option Awards (2)($)	Non-Equity Incentive Plan Compensation (3)($)	All Other Compensation (4)($)	Total ($)
James D. White	2008	25,385	566,926	—	—	8,227	—	—	600,538
President and Chief	2007								
Executive Officer (5)	2006								
Karen L. Luey	2008	235,115	9,256	30,000	—	45,335	—	8,908	328,614
Sr. Vice President, Chief	2007								
Financial Officer (6)	2006								
Thibault de Chatellus	2008	273,773	—	84,000	—	122,602	—	48,856	529,231
Sr. Vice President,	2007	171,346	—	—	—	46,440	—	298,846	516,632
International (7)	2006								
Gregory A. Schwartz	2008	234,135	67,500	106,500	—	26,937	—	7,187	442,259
Sr. Vice President, Supply	2007								
Chain (8)	2006								
Michael W. Fox	2008	231,346	—	30,000	—	77,943	—	8,917	348,206
Sr. Vice President, General	2007								
Counsel and Secretary (9)	2006								
Steven R. Berrard,	2008	35,543	—	—	—	69,843	—	—	105,386
Director, Former Interim	2007								
Chief Executive Officer (10)	2006								
Former Officers									
Paul E. Clayton	2008	546,202(16)	—	—	580,529	1,756,115	—	12,589	2,895,435
Former President and Chief	2007	514,903	—	—	201,250	575,761	—	8,464	1,300,378
Executive Officer (11)	2006	409,616	—	—	23,221	46,454	120,416	7,546	607,253
Donald D. Breen	2008	229,312	—	—	—	334,867	—	6,361	570,540
Former Sr. Vice President,	2007	282,691	—	—	115,000	310,499	—	8,140	716,330
Chief Financial Officer (12)	2006	232,308	—	—	13,269	25,049	58,538	325,575	654,739
Paul Coletta	2008	283,729	—	15,000	—	205,157	—	52,828	556,714
Former Sr. Vice President,	2007	279,519	—	—	—	169,830	—	272,429	721,778
Marketing and Brand	2006	139,212	50,000(14)	—	—	15,379	—	72,497	277,088
Development (13)									
Karen A. Kelley	2008	184,480	—	—	—	218,828	—	7,461	410,769
Former Sr. Vice President,	2007	259,903	—	—	79,063	197,901	—	8,115	544,982
Operations (15)	2006	229,554	—	—	9,123	15,940	45,547	18,190	318,354

(1) Unless otherwise noted, Fiscal 2008 salaries reflect amounts paid between January 2, 2008 and December 30, 2008. Unless otherwise noted, Fiscal 2007 salaries reflect amounts paid between January 10, 2007 and January 1, 2008. Unless otherwise noted, Fiscal 2006 salaries reflect the annual base salaries paid to the Named Executive Officers between January 11, 2006 and January 9, 2007. On November 29, 2006, the Company acquired Jamba Juice Company pursuant to a merger transaction. Individual amounts earned as salary between November 29, 2006 and January 9, 2007 for each Named Executive Officer are detailed in other footnotes to this table.

(2) Dollar amount of compensation expense related to stock options and restricted stock recognized for financial statement reporting purposes in accordance with SFAS 123(R). The assumptions used in the calculation of these amounts are set forth in Note 11 to the Company's Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended January 1, 2008 and Note 12 to the Company's Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 30, 2008. All stock options and restricted stock granted in the fiscal year ended January 9, 2007 to executive officers reflect grants made on November 29, 2006. All stock options granted in the fiscal year ended January 1, 2008 to executive officers reflect grants made on December 7, 2007, with the exception of Mr. de Chatellus' stock options which includes the stock option grant made in connection with the commencement of his employment with the Company. All stock options granted in the fiscal year ended December 30, 2008 to executive officers reflect grants made on September 3, 2008, with the exception of Mr. White, whose grant was made on December 1, 2008 in connection with the commencement of his employment with the Company.

(3) No bonuses under the non-equity incentive compensation plan were paid to the Named Executive Officers for Fiscal 2007 or 2008 (please see the section entitled "Compensation Discussion and Analysis—*Elements of Our Compensation Plans, Why We Chose Each Element and How We Chose the Amount for Each Element—Non-Equity and Equity Incentive Compensation*"). Fiscal 2006 reflects the aggregate of performance-based bonuses earned under our 2006 Steering Team Bonus Plan and the Jamba Juice Company Short Term Incentive Compensation Plan. Individual amounts earned under the 2006 Steering Team Bonus Plan between the performance period June 29, 2006 and January 9, 2007 for each Named Executive Officer are detailed in other footnotes to this table.
(4) See the "All Other Compensation" table below for additional information.
(5) Mr. White joined the Company in December 2008 and received a prorated salary based on an annual salary of $550,000 equal to $25,385 for services provided between December 1, 2008 and December 30, 2008, a signing bonus of $100,000 and a retention bonus of $466,926. Mr. White does not receive any compensation for his services as a member of our Board of Directors.
(6) Ms. Luey was promoted to Senior Vice President and Chief Financial Officer in August, 2008 and was not a Named Executive Officer in previous years.
(7) Mr. de Chatellus joined the Company in May 2007 and received a prorated salary based on an annual salary of $275,000. Bonuses earned in or paid to Mr. de Chatellus for 2008 performance comprised of aggregate payments of $84,000.
(8) Mr. Schwartz became a Named Executive Officer in 2008, but was not a Named Executive Officer in previous years. Bonuses earned in or paid to Mr. Schwartz for 2008 performance were comprised of the following: (a) $67,500 paid during 2008; (b) $24,000 paid in 2009 for achievements in Fiscal 2008; and (c) $82,500 which we expect to pay in April 2009 as a one-time bonus for attainment of certain cost-reduction goals achieved during Fiscal 2008.
(9) Mr. Fox became a Named Executive Officer in 2008, but was not a Named Executive Officer in previous years.
(10) Mr. Berrard, a member of our Board of Directors, acted as our Interim Chief Executive Officer from August 6, 2008 to November 30, 2008. Payments in this table reflect compensation paid to Mr. Berrard solely for his service as a member of our Board for Fiscal 2008. Mr. Berrard did not receive any separate or additional compensation for his service as our Interim Chief Executive Officer.
(11) Mr. Clayton became our Chief Executive Officer and President on November 29, 2006. Mr. Clayton did not receive any compensation for his services as a member of our Board of Directors. Mr. Clayton separated from the Company in August 2008. The value of stock awards noted in the table for fiscal 2008 reflects FAS 123(R) expense based on the acceleration of vesting on restricted stock granted to Mr. Clayton pursuant to the terms of his separation agreement.
(12) Mr. Breen became our Senior Vice President, Chief Financial Officer on November 29, 2006. Mr. Breen resigned as our Senior Vice President, Chief Financial Officer in August of 2008.
(13) Mr. Coletta joined Jamba Juice Company June 19, 2006 and became our Senior. Vice President, Marketing and Brand Development on November 29, 2006. Mr. Coletta separated from the Company in January 2009.
(14) Reflects signing bonus negotiated in connection with hiring Mr. Coletta.
(15) Ms. Kelley became our Senior Vice President, Operations on November 29, 2006. Ms. Kelley resigned as our Senior Vice President, Operations in September 2008.
(16) Includes $169,615 paid to Mr. Clayton as severance benefits paid through December 30, 2008 and $45,432 of accrued vacation paid out to Mr. Clayton upon his separation from the Company.

All Other Compensation Table

The following table describes each component of the "All Other Compensation" column in the Summary Compensation Table.

Name	Life Insurance Premiums (1)($)	Relocation Expenses ($)	Tax Payments ($)	Company Contributions to 401(k) Plan (2)($)	COBRA Premiums (3)($)	Total ($)
James D. White	—	—	—	—	—	—
Karen L. Luey	852	—	—	8,056	—	8,908
Thibault de Chatellus	879	40,000(4)	—	7,977	—	48,856
Gregory A. Schwartz	852	—	—	6,335	—	7,187
Michael W. Fox	852	—	—	8,065	—	8,917
Paul E. Clayton	616	—	—	8,400	3,573	12,589
Donald D. Breen	592	—	—	5,769	—	6,361
Paul Coletta	866	45,000(5)	—	6,962	—	52,828
Karen A. Kelley	489	—	—	6,972	—	7,461

(1) Reflects premiums paid on group term life insurance benefits and long term disability benefits.
(2) Reflects contributions by the Company to our 401(k) Plan in Fiscal 2008. The Company matches contributions to our 401(k) Plan made by the executive officer.
(3) Reflects premiums paid for COBRA benefits.
(4) The Company agreed to compensate and reimburse Mr. de Chatellus for expenses of relocating to the San Francisco Bay Area. His relocation benefits for 2008 totaled $40,000, paid as a relocation bonus. As a part

of his employment offer, Mr. de Chatellus is also entitled to an additional $20,000 in Fiscal 2009 for his relocation provided that he remains actively employed by the Company.

(5) The Company agreed to compensate and reimburse Mr. Coletta for expenses of relocating to the San Francisco Bay Area. His relocation benefits for 2008 consisted of $45,000, paid as a relocation bonus.

Grants of Plan-Based Awards at 2008 Fiscal Year End

The following table sets forth certain information with respect to stock and option awards and other plan-based awards granted during the fiscal year ended December 30, 2008 to our Named Executive Officers:

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2008

Name	Grant Date (1)	Approval Date (1)	Estimated Future Payouts Under Equity Incentive Plan Awards: Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (2)(#)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards (3)($)
James D. White	12/1/2008	11/17/08	—	—	—	—	1,500,000	0.60	414,450
Karen L. Luey	9/3/2008	6/23/2008	—	—	—	—	22,000	1.31	12,940
	9/3/2008	8/27/2008					137,440	1.31	80,842
Thibault de Chatellus	9/3/2008	6/23/2008	—	—	—	—	41,700	1.31	24,528
	9/3/2008	8/27/2008					137,440	1.31	80,842
Michael W. Fox	9/3/2008	6/23/2008	—	—	—	—	21,500	1.31	12,646
	9/3/2008	8/27/2008					137,440	1.31	80,842
Gregory A. Schwartz	9/3/2008	6/23/2008	—	—	—	—	23,900	1.31	14,058
	9/3/2008	8/27/2008					48,800	1.31	28,704
Paul E. Clayton	—	—	—	—	—	—	—	—	—
Donald D. Breen	—	—	—	—	—	—	—	—	—
Paul Coletta (4)	9/3/2008	6/23/2008	—	—	—	—	43,200	1.31	25,410
	9/3/2008	8/27/2008					137,440	1.31	80,842
Karen A. Kelley	—	—	—	—	—	—	—	—	—

(1) The Compensation and Executive Development Committee approved equity awards for the Named Executive Officers on June 23, 2008 and August 27, 2008. Grants approved on June 23, 2008 are subject to a two-year vesting schedule. Grants approved on August 27, 2008 are subject to a four-year vesting schedule. Pursuant to the 2006 Stock Plan, grants are generally made effective three trading days after each of our quarterly public earnings releases. The exercise price is the closing or last price on the date of actual stock option grant, which we believe reflects fair market value after all public disclosures. If the Board of Directors or the committee determines that special circumstances exist, including the existence of material information not yet publicly-disclosed, a different grant date for a particular stock option grant may be selected.

(2) These options represent the grant of annual awards typically granted under our 2006 Stock Plan except for the initial 1,500,000 option shares granted to Mr. White which was an inducement grant made outside of the 2006 Stock Plan. While annual grants are typically made in the fourth fiscal quarter, the grants of the aforementioned options was made earlier, on a one-time basis, in an effort to incentivize, motivate and retain the officers who remained with the Company while it underwent a transition period. The vesting of stock option grants is described in the section entitled "Compensation Discussion and Analysis—*Long-Term Share-Based Compensation—Our 2006 Employee, Director and Consultant Stock Plan.*"

(3) This amount shows the full grant date fair value of options granted in 2008. Generally, the full grant date fair value is the amount the Company would expense in its financial statements in accordance with SFAS 123(R) over the vesting schedule of shares underlying the options. The assumptions used in the calculation

of these amounts are set forth in Note 12 of the Company's Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 30, 2008.

(4) These options will expire on April 9, 2009, 90 days from the date of Mr. Coletta's separation from the Company, unless exercised sooner.

Outstanding Equity Awards at 2008 Fiscal Year-End

The following table sets forth certain information with respect to the value of all unexercised options or unvested portions of restricted stock grants previously awarded to our Named Executive Officers as of December 30, 2008:

OUTSTANDING EQUITY AWARDS AT DECEMBER 30, 2008

	Option Awards (1)			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
James D. White	—	1,500,000	0.60	12/2/2018
Karen L. Luey	7,500	22,500	9.51	6/14/2017
	3,000	9,000(3)	4.48	12/7/2017
	—	12,200(6)	4.48	3/15/2009
	—	137,440(7)	1.31	9/3/2018
	—	22,000(8)	1.31	9/3/2018
Thibault de Chatellus	27,500	82,500(5)	9.51	6/14/2017
	2,500	7,500(3)	4.48	12/7/2017
	—	25,000(6)	4.48	3/15/2009
	—	137,440(7)	1.31	9/3/2018
	—	41,700(8)	1.31	9/3/2018
Gregory A. Schwartz	7,500	22,500	6.79	9/5/2017
	—	12,300(6)	4.48	3/15/2009
	—	48,800(7)	1.31	9/3/2018
	—	23,900(8)	1.31	9/3/2018
Michael W. Fox	14,414	—	7.81	4/5/2015
	15,001	14,999	11.36	11/29/2016
	3,500	10,500(3)	4.48	12/7/2017
	—	11,900(6)	4.48	3/15/2009
	—	137,440(7)	1.31	9/3/2018
	—	21,500(8)	1.31	9/3/2018
Steven R. Berrard (9)	15,550	—	11.36	11/29/2016
	30,000	—	10.50	6/6/2017
	14,550	14,550(10)	2.47	5/28/2018
Paul E. Clayton	—	—	—	—
Donald D. Breen	—	—	—	—
Paul Coletta	75,000	75,000(2)(4)	11.36	11/29/2016
	7,500	22,500(3)	4.48	12/7/2017
	—	25,900(6)	4.48	3/15/2009
	—	137,440(7)	1.31	9/3/2018
	—	43,200(8)	1.31	9/3/2018
Karen A. Kelley	—	—	—	—

(1) Reflects options granted under our 2006 Stock Plan, options or stock awards assumed by the Company pursuant to and in accordance with our merger with Jamba Juice Company, under the Jamba Juice Company 1994 Stock Incentive Plan (the "1994 Plan") and the 2001 Equity Incentive Plan (the "2001 Plan").

(2) Reflects options granted under our 2006 Stock Plan on November 29, 2006. These options vest and become exercisable in equal installments on November 29, 2008, November 29, 2009 and November 29, 2010.

(3) Reflects options granted under our 2006 Stock Plan on December 7, 2007. Vesting on all options to purchase common stock commenced on December 7, 2007 and, assuming the executive continues providing services to the Company, vests in four equal installments on each of December 7, 2008, December 7, 2009, December 7, 2010 and December 7, 2011.

(4) Vesting on Mr. Coletta's options to purchase common stock commenced on June 19, 2006 and, assuming Mr. Coletta continues providing services to the Company, vest and become exercisable in equal installments on June 19, 2008, June 19, 2009 and June 19, 2010. Mr. Coletta separated from the Company on January 9, 2009 and no additional vesting on his options can occur after that date. These options will expire on April 9, 2009, 90 days from the date of Mr. Coletta's separation from the Company, unless exercised sooner.

(5) Vesting on Mr. de Chatellus' options to purchase common stock commenced on May 14, 2007 and, assuming Mr. de Chatellus continues providing services to the Company, vest and become exercisable in equal installments on May 14, 2008, May 14, 2009, May 14, 2010 and May 14, 2011.

(6) These stock options were to vest on March 15, 2009 based on performance against our Fiscal 2008 financial plan metrics as set out and more fully described in the section entitled "Compensation Discussion and Analysis—*Non-Equity and Equity Incentive Compensation.*" Failure to achieve the metrics resulted in the stock options not vesting and therefore being effectively terminated.

(7) Vesting on these options to purchase Common Stock commenced on September 3, 2008 and, assuming each individual continues providing services to the Company, will vest and become exercisable in equal installments on September 3, 2009, and September 3, 2010, September 3, 2011 and September 3, 2012.

(8) Vesting on these options to purchase Common Stock commenced on September 3, 2008 and, assuming each individual continues providing services to the Company, will vest and become exercisable in equal installments on September 3, 2009, and September 3, 2010.

(9) Represents options granted to Mr. Berrard solely for his service as a member of our Board.

(10) Vesting on this option to purchase Common Stock commenced on May 28, 2008 and, assuming he continues providing services as a member of our Board, vests in four equal installments on each of August 28, 2008, November 28, 2008, February 28, 2009 and May 28, 2009, provided, however, that in the event that the next annual meeting is held on a date that is less that twelve months following the prior year's annual meeting, then the options shall be deemed fully vested on the date of such meeting.

Option Exercises and Stock Vested During Last Fiscal Year

OPTION EXERCISES AND STOCK VESTED AT DECEMBER 30, 2008

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)(1)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)(2)**
James D. White	—	—	—	—
Karen L. Luey	—	—	—	—
Thibault de Chatellus	—	—	—	—
Gregory A. Schwartz	—	—	—	—
Michael W. Fox	—	—	—	—
Paul E. Clayton (3)	—	—	52,500	$56,175
Donald D. Breen	—	—	—	—
Paul Coletta	—	—	—	—
Karen A. Kelley	—	—	—	—

(1) Based on the difference between the market price of our common stock on the date of exercise and the exercise price of the relevant option multiplied by the number of shares for which the option was exercised. No options to purchase our Common Stock were exercised in 2008.
(2) Based on the market value of the underlying shares on vesting date multiplied by the number of shares vested.
(3) Represents accelerated vesting on 52,500 shares outstanding under an existing Restricted Stock Award, pursuant to the terms of Mr. Clayton's separation agreement.

The Company does not provide any deferred compensation arrangements or pension plans. As such, the Pension Benefits Table and Nonqualified Deferred Compensation Table have been eliminated from this proxy statement.

Potential Payments upon Termination or Change in Control

On October 10, 2008, Jamba, Inc., through its wholly owned subsidiary, Jamba Juice Company, entered into substantially identical employment agreements with each of Karen L. Luey, Thibault de Chatellus, Michael W. Fox and Gregory A. Schwartz, effective as of September 1, 2008. Pursuant to the terms of the respective agreements, if each of the above mentioned executives is terminated without cause or resigns for good reason, such executive will be entitled to (i) that executive's base salary then in effect, prorated to the date of termination, and any accrued benefits through the date of termination; (ii) a severance payment in an amount equal to twelve (12) months of the executive's then-current base salary, less applicable withholding, payable on our ordinary payroll schedule and subject to compliance with Section 409A; and (iii) payment of premiums for COBRA coverage for the applicable severance period. In the event that such executive is terminated without cause or resigns for good reason within (i) twelve (12) months following the effective date of a change of control of the Company; or (ii) three (3) months following the start date of the Company's next Chief Executive Officer (which lapsed as of March 1, 2009), in addition to all the severance payments and benefits described above, each such executive would have been entitled to receive accelerated vesting in any previously granted restricted stock or stock options which were unvested at the time of termination, subject to the following schedule: (a) previously granted restricted stock or stock options that are up to one year vested: 50% of unvested shares subject to grant shall vest; (b) previously granted restricted stock or stock options that are between one to two years vested: 75% of unvested shares subject to grant shall vest; and (c) previously granted restricted stock or stock options that are two or more years vested: 100% of unvested shares subject to grant shall vest.

Except in the case of a Letter Agreement dated January 2, 2008 regarding a one-time performance bonus which may be earned by Mr. Schwartz and in the case of a Letter Agreement dated April 17, 2007 solely with respect to relocation benefits for Mr. de Chatellus, each such executive's respective employment agreement superseded all prior or simultaneous representations, discussions, negotiations, and agreements, whether written or oral between such executives and the Company or any of its subsidiaries. These agreements also provided that each of the executives would receive an initial base annual salary of $275,000 per year, subject to adjustment for merit increases or promotions and each executive would be entitled to receive stock options and bonus payments, each as approved by the Compensation Committee. Effective December 1, 2008, Mr. de Chatellus' base salary was increased to 294,200.

In connection with Mr. White's appointment as President and Chief Executive Officer, the Company, through its wholly-owned subsidiary, Jamba Juice Company, entered into a three year employment agreement with Mr. White dated November 17, 2008. In the event Mr. White is terminated without cause or resigns for good reason independent of a change of control (as such term is defined in Mr. White's employment agreement), he will be entitled to a severance payment equal to: (A) one year of his base salary then in effect on the date of termination; (B) the average annual cash bonus paid to him for the most recent three years of employment and (C) payment of premiums for COBRA coverage for a twelve-month period. In the event Mr. White is terminated without cause or resigns for good reason within 12 months of a change in control, he will be entitled to a severance payment equal to: (A) eighteen months of his base salary then in effect on the date of termination; (B) a payment equal to one and one-half times the annual target bonus based on the most recent target bonus paid to him; and (C) payment of premiums for COBRA coverage for the eighteen-month period. In addition, Mr. White will be entitled to one year of accelerated vesting in any unvested stock options in the event of a termination without cause or resignation for good reason.

In addition, Mr. White's agreement also provides that Mr. White is entitled to an initial base salary of $550,000, a one-time signing bonus of $100,000 less applicable withholding paid in a lump sum payment, an annual performance bonus of up to 100% of his base salary then in effect based on targets established by the Board or an appropriate committee thereof and a retention bonus equal to the lesser of $500,000 less applicable withholdings or such amount as would result in a net of tax amount equal to $300,000 to be paid in a lump sum payment as of the Company's first regular payroll date following commencement of Mr. White's employment. One third of the retention bonus vests ratably on each anniversary of the effective date of Mr. White's employment agreement. Pursuant to the terms of the agreement Mr. White was also entitled to receive a grant of an option to purchase 1,500,000 shares of Common Stock pursuant to our 2006 Employee, Director and Consultant Stock Plan, which vests 25% per year on each anniversary of the effective date of Mr. White's employment agreement.

On January 9, 2009, Mr. Coletta, by mutual agreement, separated from the Company to pursue other interests. In November 2006, Jamba Juice Company had previously entered into a severance agreement with Mr. Coletta which provided that if Mr. Coletta's employment was subject to a constructive termination or termination without cause, he would be entitled to receive a severance payment in the form of continuation of his base salary for 12 months following such termination, payable on our ordinary payroll dates and subject to compliance with Section 409A of the Tax Code ("Section 409A"). Consistent with the terms of this severance agreement, Mr. Coletta delivered a signed release of claims in a form satisfactory to the Company and he also agreed to non-solicitation of our employees prior to receiving any benefits payable in connection with his separation. Mr. Coletta did not have a change of control agreement.

The exact definitions of "cause" "constructive termination" and "change of control" are defined in each respective and applicable agreement.

Using each Named Executive Officer's current base salary, the maximum total payments by the Company to each Named Executive Officer under the termination circumstances described above, as of December 30, 2008, the last day of Fiscal 2008, would be as follows:

	Cash Severance (1)	Equity Acceleration (2)	COBRA Premium (3)
Current officers:			
James D. White	$825,000(4)	—	18,091
Karen L. Luey	275,000	—	12,061
Thibault de Chatellus	294,200	—	12,061
Gregory A. Schwartz	275,000	—	12,061
Michael W. Fox	275,000	—	12,061
Former Officers:			
Paul E. Clayton (5)	—	—	—
Donald D. Breen (6)	—	—	—
Karen A. Kelley (7)	—	—	—
Paul Coletta (8)	304,900	—	—

(1) Reflects 18 months continued salary for Mr. White and 12 months continued salary for other current officers and the former officer.

(2) Calculated based on the assumption that triggering event takes place on December 30, 2008, the last trading day of Fiscal 2008, and assumes exercise of outstanding options and accelerated vesting of restricted stock based on the fair market value of $ .4597 per share as of that date. Acceleration of options outstanding with an exercise price above $0.4597 per share is not reflected.

(3) Assumes maximum payment of COBRA premiums for the entire severance period covered by the applicable agreement.
(4) As of December 30, 2008, Mr. White has never received a bonus paid by the Company; this number therefore assumes no bonus paid in connection with his termination.
(5) Mr. Clayton separated from the Company prior to December 30, 2008 and therefore no provision of his agreement could be triggered by events occurring on December 30, 2008. However, on September 3, 2008, we entered into a Separation Agreement and Release with Mr. Clayton. In accordance with the terms of this agreement, Mr. Clayton received the equivalent of one year's salary of $525,000, subject to customary tax and other withholdings. Payments were made in such amounts as if they were going to be made in equal installments over the course of one year in accordance with the Company's regular payroll schedule except that the balance of the severance amounts payable on or after March 10, 2009 were accelerated and paid to Mr. Clayton in a lump sum payment on the payday immediately preceding March 15, 2009. Mr. Clayton's agreement also provides that (i) the Company will make payments on Mr. Clayton's behalf for the cost of COBRA continuation coverage under the Company's medical, dental and vision programs until the earlier of (a) the one year anniversary of Mr. Clayton's separation or (b) the date when Mr. Clayton assumes coverage under another employer's group health and dental plans and (ii) Mr. Clayton received acceleration of vesting on the unvested portions of an option to purchase 510,000 shares of the Company's common stock and a grant of 70,000 shares of restricted stock granted to him in connection with the Agreement such that the option and the restricted stock became fully vested at the time of the agreement, all subject to customary tax and other withholdings that were deducted from payments as noted above. In the Agreement, Mr. Clayton also provided a general release of claims against the Company, agreed to certain confidentiality obligations and reaffirmed his obligations under a non-competition agreement with the Company
(6) Although Mr. Breen was a named executive officer and had a severance agreement during 2008, Mr. Breen voluntarily separated from the Company prior to December 30, 2008 and therefore no provision of this agreement could be triggered by events occurring on December 30, 2008. Discussion of his severance agreement is therefore omitted from this section. Mr. Breen is not receiving severance payments.
(7) Although Ms. Kelley was a named executive officer and had a severance agreement during 2008, Ms. Kelley voluntarily separated from the Company prior to December 30, 2008 and therefore no provision of this agreement could be triggered by events occurring on December 30, 2008. Discussion of her severance agreement is therefore omitted from this section. Ms. Kelley is not receiving severance payments.
(8) Such amount to be paid to Mr. Coletta over a 12 month period beginning January 9, 2009.

Change in Control Arrangements in our Equity Compensation Plans

Pursuant to the terms of our 2006 Stock Plan, holders of stock rights granted thereunder may be entitled to accelerated vesting upon the occurrence of a "Corporate Transaction," which is defined as a merger or a sale of all or substantially all of the Company's assets.

Should a Corporate Transaction occur, the Board of Directors, or the board of directors of any entity assuming the obligations of the Company thereunder, may generally:

- make appropriate provision for the continuation of such stock rights by substituting, on an equitable basis, either the consideration payable with respect to the number of outstanding shares of Common Stock in connection with the Corporate Transaction or securities of any successor or acquiring entity;
- upon written notice to the holders, provide that all stock rights must be exercised (either (a) to the extent then exercisable or (b) at the discretion of the Board of Directors, all options or stock rights being made fully exercisable for purposes of the 2006 Stock Plan), within a specified number of days of the date of such notice, at the end of which period the options or stock rights shall be terminated; or
- terminate all options or stock rights in exchange for a cash payment equal to the excess of the fair market value, less the relevant exercise price, if any, of the shares subject to such stock rights (either (a) to the extent then exercisable or (b) at the discretion of the Board of Directors, all options or stock rights being made fully exercisable for purposes of the 2006 Stock Plan).

In addition, options or stock awards granted under the 1994 Plan and the 2001 Plan which were assumed by the Company pursuant to and in accordance with our merger with Jamba Juice Company may also be entitled to accelerated vesting in certain circumstances.

Pursuant to the 1994 Plan, the Board of Directors has the full authority, but not the obligation, to specify any rules, procedures, adjustments or matters with respect to the 1994 Plan or any options issued under the 1994 Plan in connection with any reorganization, merger, reverse merger, recapitalization, reclassification, stock split, reverse split, combination of shares, sale of all or substantially all of the assets of the Company, sale of the Company or other corporate event or transaction, including, without limitation, modifying any applicable vesting provisions, adjusting the amount of outstanding options, and/or terminating the 1994 Plan.

Pursuant to the 2001 Plan, the Board of Directors, in the event of a "Change in Control," shall have the right, but not the obligation, to accelerate the vesting or termination of restriction, limitation or repurchase rights applicable to such stock awards. As defined in the 2001 Plan, "Change in Control" means:

- a sale of substantially all of the assets of the Company;
- a merger or consolidation in which the Company is not the surviving corporation;
- a reverse merger in which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger are converted by virtue of the merger into other property; or
- the acquisition by any person, entity or group of securities of the Company representing at least 50% of the combined voting power entitled to vote in the election of Directors.

COMPENSATION OF MEMBERS OF OUR BOARD OF DIRECTORS

The following table sets forth information concerning the compensation earned or paid during the Fiscal 2008 by each individual who served as a director at any time during the fiscal year, except for Messrs. Clayton and White, who are omitted because they are listed above as Named Executive Officers of the Company:

2008 DIRECTOR COMPENSATION

Name (1)	Board Fees Earned or Paid in Cash (2)($)	Other Fees Earned or Paid in Cash ($)	Option Awards (3)($)	Total ($)
Steven R. Berrard	35,543	—	69,843	105,386
Thomas C. Byrne	136,326(4)	—	65,682(5)	202,008
Richard L. Federico	70,000	—	59,575	129,575
Robert C. Kagle	21,326	—	65,682	87,008
Ramon Martin-Busutil	60,000	100,000(6)	59,575(5)	219,575
Brian Swette	70,000	—	59,575	129,575
Lesley H. Howe	75,000	—	34,713	109,713
Craig Foley (7)	20,000	—	—	20,000

(1) See the 2008 Summary Compensation Table for disclosure related to Mr. White who is our current President and Chief Executive Officer and Mr. Clayton who is our former President and Chief Executive Officer. Mr. White is our only employee director and does not receive any additional compensation for his services as a member of our Board of Directors.

(2) Fees earned are based on membership on the Board and participation in Board or committee chairmanship positions.

(3) These amounts reflect the aggregate compensation costs for financial statement reporting purposes for Fiscal 2008 under SFAS 123R for stock options granted in Fiscal 2008 to all directors. The amounts do not reflect amounts paid to or realized by the director for Fiscal 2008. For information on the methods and assumptions used with respect to the valuation of option grants, see Note 12 to the Company's Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 30, 2008.
(4) Includes $36,326 for membership on the Board and $100,000 for serving as chair of an ad hoc finance committee of the Board.
(5) Does not include option awards for Board and committee participation and transition assistance provided to the Company in his capacity as a Board member, which were granted March 19, 2009 and for which no compensation costs were recognized in 2008. See section above entitled *Corporate Governance—Director Independence*.
(6) Reflects management consulting fees paid to Mr. Busutil.
(7) Represents compensation paid to Mr. Foley through May 28, 2008. Mr. Foley did not stand for re-election to our Board at our 2008 Annual Meeting of Stockholders.

Compensation of Directors

Historically, our directors have been compensated with a mix of cash and equity-based compensation. Director compensation is generally reviewed annually by the Compensation and Executive Development Committee, with any changes made by the committee generally becoming effective commencing after the Annual Meeting of Stockholders. All Board members are entitled to reimbursement by the Company for reasonable travel to and from meetings of the Board, and reasonable food and lodging expenses incurred in connection therewith. On April 28, 2008, our Compensation and Executive Development Committee amended the Jamba, Inc. Non-Employee Director Compensation Policy (the "Director Compensation Policy") to (i) adjust the number of options each non-employee director was entitled to receive as part of his annual retainer, (ii) to provide that, for the then-upcoming year, a non-employee director was permitted to elect to receive stock options in lieu of any cash payment that he may be entitled to receive in connection with his Board and committee chairmanship service and (iii) to set the number of options that the non-employee director was permitted to receive in connection with each such election. On March 5, 2009 the Compensation and Executive Development Committee further amended the Director Compensation Policy to update the number of options each director was permitted to receive as part of his annual retainer for the ensuing year. The Compensation and Executive Development Committee will continue to amend our Director Compensation Policy from time to time to ensure that compensation levels are fair and appropriate. As amended to date, non-employee members of our Board are compensated in the following manner:

	Cash Compensation	Equity Compensation (1)
Annual Retainer:		
Board Member	$60,000	20,000(2)
Chairman of the Board (additional)	40,000	—
Audit Committee Chair (additional)	20,000	—
Compensation and Executive Development Committee Chair (additional)	10,000	—
Nominating and Corporate Governance Committee Chair (additional)	10,000	—

(1) Assumes service for a full year; directors who serve for less than the full year are entitled to receive a pro rated portion of the applicable payment. Each "year", for purposes of the Director Compensation Policy, begins on the date of our annual meeting of stockholders.
(2) From the 2008 Annual Meeting Date until the 2009 Annual Meeting Date, the annual grant of options given to each director was 13,800. Effective following the 2009 Annual Meeting Date, the annual grant of options given to each director will be 20,000. The options will be granted pursuant to our 2006 Employee, Director and Consultant Stock Plan and will be granted and priced at the fair market value of the underlying stock as of the date of the Company's annual stockholder meeting. Options vest over a period of one year, at a rate of 25% per three-month period following the annual meeting of stockholders.

EQUITY COMPENSATION PLAN INFORMATION

The Company maintains three stock-based compensation plans. The Company's 2006 Employee, Director and Consultant Stock Plan was approved by the Company's stockholders on November 28, 2006, and provides for the granting of up to five million shares of common stock in the form of nonqualified and incentive stock options, stock grants or other stock-based awards to employees, non-employee directors and consultants. In connection with our merger with Jamba Juice Company, the Company assumed the outstanding options under the 1994 Plan and the 2001 Plan which provided for granting nonqualified and incentive stock options to employees, non-employee directors and consultants. No additional grants are available under the 1994 Plan and the 2001 Plan. The following table sets forth information regarding outstanding options and shares reserved for future issuance under the foregoing plans as of December 30, 2008:

Plan Category (1)	Number of shares to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)($)	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a))(c)
Equity compensation plans approved by stockholders	3,414,890	$4.68	1,585,110
Equity compensation plans not approved by stockholders (2)	1,500,000	$0.60	—
Total	4,914,890		1,585,110

(1) The information presented in this table excludes options assumed by the Company in connection with the merger with Jamba Juice Company. As December 30, 2008, 291,930 shares of the Company's Common Stock were issuable upon exercise of these assumed options, at a weighted average exercise price of $8.39 per share.

(2) Represents an option to purchase 1,500,000 shares of our Common Stock granted to Mr. White outside of our 2006 Employee, Director and Consultant Stock Plan. The grant of this option did not require approval by our stockholders due to its qualification under the "inducement grant exception" provided by Rule 4350(i)(1)(A)(iv) of the NASD Marketplace Rules.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth, as of March 16, 2009, certain information with respect to the beneficial ownership of the Company's Common Stock by (i) each stockholder known by Jamba, Inc. to be the beneficial owner of more than 5% of Jamba, Inc.'s Common Stock, (ii) each director and director-nominee of the Company, (iii) each executive officer named in the Summary Compensation Table and (iv) all directors and executive officers of the Company as a group.

Beneficial Owner (1)	Number of Shares Beneficially Owned (2)	Percent (3)
Royce & Associates, LLC (4) 1414 Avenue of the Americas New York, New York 10019	2,903,967	5.3
CIC Advantage Holdings LLC (5) 500 Crescent Court, Suite 250 Dallas, Texas 75201	3,077,900	5.6
James D. White	0	*
Karen L. Luey (6)	55,500	*
Paul Coletta (7)	108,079	*
Michael W. Fox (8)	75,814	*
Thibault Guillet de Chatellus (9)	124,000	*
Gregory A. Schwartz (10)	20,500	*
Steven R. Berrard (11)	1,315,468	2.4
Thomas C. Byrne (12)	780,893	1.4
Richard L. Federico (13)	82,243	*
Robert C. Kagle (14) c/o Benchmark Capital 2480 Sand Hill Road, Suite 200 Menlo Park, California 94025	3,586,141	6.5
Brian Swette (15)	142,300	*
Ramon Martin-Busutil (16)	104,600	*
Lesley H. Howe (17)	48,800	*
Paul E. Clayton (former) (18)	77,500	*
Donald D. Breen (former) (19)	20,000	*
Directors and executive officers as a group (15 persons) (20)	6,541,838	11.7

* Less than 1%

(1) Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws, where applicable, and to the information contained in the footnotes to this table. This table is based upon the most current information supplied to us by current and former officers and directors of the Company and upon information gathered by us about principal stockholders known to us based on a Schedule 13G or 13D filed with the Securities and Exchange Commission.

(2) Under the rules of the Securities and Exchange Commission, a person is deemed to be the beneficial owner of shares that can be acquired by such person within 60 days upon exercise of options or warrants.

(3) Calculated on the basis of 54,690,728 shares of Common Stock outstanding as of March 16, 2009, provided that any additional shares of Common Stock that a stockholder has the right to acquire within 60 days after March 16, 2009 are deemed to be held and outstanding for the purpose of calculating that stockholder's percentage of beneficial ownership.

(4) Based on a Schedule 13-G filed by Royce & Associates LLC on January 26, 2009.

(5) Based on a Schedule 13-D filed by and on behalf of CIC Partners Firm LP, a Delaware limited partnership ("CIC Partners"), CAH Public LP, a Delaware limited partnership (the "Partnership"), CAH Public GP LLC, a Delaware limited liability company and the general partner of the Partnership (the "General Partner"), and CIC Advantage Holdings LLC, a Delaware limited liability company and the sole member of the General Partner ("CIC Advantage" and, collectively with CIC Partners, the Partnership and the General Partner, the "Reporting Persons"). Pursuant to the limited partnership agreement of the Partnership, the General Partner has sole investment discretion and voting authority with respect to the securities. CIC Advantage, by virtue of its ownership in the General Partner, and CIC Partners, by virtue of its control over CIC Advantage, may be deemed to share investment discretion and voting authority with respect to the securities covered.

Messrs. Michael S. Rawlings, Fouad Z. Bashour, Charles E. Rawley III, Roger Enrico and John F. Antioco comprise all of the directors of CIC Advantage, in which capacity they may be deemed to share voting control and dispositive power over the securities covered by this Statement. Further, Messrs. Drew R. Johnson, Marshall B. Payne, James C. Smith, Rawlings and Bashour comprise all of the directors of CIC Partners, in which capacity they may be deemed to share voting control and dispositive power over the securities covered. Messrs. Rawlings, Bashour, Rawley III, Enrico, Antioco, Johnson, Smith and Payne disclaim beneficial ownership of such securities.

(6) Represents 37,500 shares held by Ms. Luey and 18,000 shares of Common Stock issuable upon exercise of vested options held by Ms. Luey.

(7) Represents 25,579 shares held by Mr. Coletta and 82,500 shares of Common Stock issuable upon exercise of vested options held by Mr. Coletta. These options will expire on April 9, 2009, 90 days from the date of Mr. Coletta's separation from the Company, unless exercised sooner.

(8) Represents 42,900 shares held by Mr. Fox and 32,914 shares of Common Stock issuable upon exercise of vested options held by Mr. Fox.

(9) Represents 66,500 shares of Common Stock held by Mr. de Chatellus, and 57,500 shares of Common Stock issuable upon exercise of vested options held by Mr. de Chatellus.

(10) Represents 13,000 shares held by Mr. Schwartz and 7,500 shares of Common Stock issuable upon exercise of vested options held by Mr. Schwartz.

(11) Represents 990,868 shares of Common Stock held by Mr. Berrard, 937,535 of which are directly held by Mr. Berrard and of which 53,333 shares are indirectly held by Berrard Holding Limited Partnership, of which Mr. Berrard is President. Includes warrants to purchase 250,000 shares of Common Stock held directly by Mr. Berrard and 74,600 shares of Common Stock issuable upon exercise of vested options held by Mr. Berrard.

(12) Represents 562,493 shares of Common Stock held by Mr. Byrne, warrants to purchase 150,000 shares of Common Stock held directly by Mr. Byrne, and 68,400 shares of Common Stock issuable upon exercise of vested options held by Mr. Byrne. Does not include shares of Common Stock issuable upon the exercise of a fully vested option to purchase 133,334 shares of Common Stock granted to Mr. Byrne on March 19, 2009. See section above entitled *Corporate Governance—Director Independence*.

(13) Represents 15,000 shares held by Mr. Federico and 67,243 shares of Common Stock issuable upon exercise of vested options held by Mr. Federico.

(14) Represents 1,271,483 shares over which Mr. Kagle has sole voting and dispositive power, of which 1,111,111 shares are held directly by Mr. Kagle, 79,160 shares are issuable upon the exercise of warrants held directly by Mr. Kagle and 81,212 shares of Common Stock issuable upon exercise of vested options held by Mr. Kagle. Includes 2,314,658 shares over which Mr. Kagle has shared voting and dispositive power, of which 2,222,222 are held directly by Benchmark Capital Partners IV, L.P., as nominee ("BCP IV"); of which 11,832 are issuable upon the exercise of warrants held directly by Benchmark Capital

Partners, L.P. ("BCP"); of which 1,444 are issuable upon the exercise of warrants held directly by Benchmark Founders' Fund, L.P. ("BFF"); and of which 79,160 are issuable upon the exercise of warrants held directly by Technology Venture Investors-IV L.P., as nominee for Technology Venture Investors-4, L.P., TVI Partners-4, L.P. and TVI Affiliates-4, L.P. ("TVI"). Mr. Kagle is a member or a managing member of each entity that serves as the general partner to BCP IV, BCP, BFF and TVI, and Mr. Kagle may be deemed to have shared power to vote these shares all of to which he disclaims beneficial ownership.

(15) Represents 83,000 shares of Common Stock held by Mr. Swette and 59,300 shares of Common Stock issuable upon exercise of vested options held by Mr. Swette.

(16) Represents 45,300 shares of Common Stock held by Mr. Martin-Busutil and 59,300 shares of Common Stock issuable upon exercise of vested options held by Mr. Martin-Busutil. Does not include shares of Common Stock issuable upon the exercise of a fully vested option to purchase 133,334 shares of Common Stock granted to Mr. Busutil on March 19, 2009. See section above entitled *Corporate Governance—Director Independence*.

(17) Represents 20,000 shares of Common Stock held by Mr. Howe and 28,800 shares of Common Stock issuable upon exercise of vested options held by Mr. Howe.

(18) Represents 77,500 shares of Common Stock held by Mr. Clayton.

(19) Represents 15,000 shares of Common Stock held by Mr. Breen and 5,000 shares of Common Stock issuable upon the exercise of a warrant held by Mr. Breen.

(20) Represents 5,327,973 shares of common stock, 637,269 shares of common stock issuable upon the exercise of vested options and 576,596 shares issuable upon the exercise of outstanding warrants. See Notes 6 through 19, above.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors and persons who beneficially own more than 10% of our Common Stock to file initial reports of beneficial ownership and reports of changes in beneficial ownership with the SEC. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms filed by such person.

Based solely on our review of such forms furnished to us and written representations from certain reporting persons, we believe that all filing requirements applicable to our executive officers, directors and greater-than-10% stockholders were complied with for Fiscal 2008.

STOCKHOLDER PROPOSALS TO BE PRESENTED AT NEXT ANNUAL MEETING

Stockholder proposals may be included in our proxy materials for an annual meeting so long as they are provided to us on a timely basis and satisfy the other conditions set forth in applicable SEC rules. For a stockholder proposal to be included in our proxy materials for the 2010 annual meeting, the proposal must be received at our principal executive offices, addressed to the Secretary, not later than 120 days prior to the anniversary of this year's mailing date, which date shall be December 3, 2009. Stockholder business that is not intended for inclusion in our proxy materials may be brought before the annual meeting so long as we receive notice of the proposal as specified by our Bylaws, addressed to the Secretary at our principal executive offices, not later than the above date.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Jamba stockholders will be "householding" our proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker, direct your written request to Investor Relations Department, Jamba, Inc., 6475 Christie Avenue, Suite 150, Emeryville, CA 94608 or contact our Corporate Secretary by telephone at (510) 596-0100. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

TRANSACTION OF OTHER BUSINESS

At the date of this Proxy Statement, the Board of Directors knows of no other business that will be conducted at the 2009 Annual Meeting other than as described in this Proxy Statement. If any other matter or matters are properly brought before the meeting, or any adjournment or postponement of the meeting, it is the intention of the persons named in the accompanying form of proxy to vote the proxy on such matters in accordance with their best judgment.

By Order of the Board of Directors,

Michael W. Fox

MICHAEL W. FOX
Secretary

April 2, 2009

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 30, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Jamba, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-32552	20-2122262
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

6475 Christie Avenue, Suite 150, Emeryville, California 94608
(Address of principal executive offices)

Registrant's telephone number, including area code: (510) 596-0100

Securities registered pursuant to Section 12(b) of the Act:

Units, consisting of one share of Common Stock, par value $0.001 per share, and one Common Stock Purchase Warrant	The NASDAQ Stock Market LLC
Common Stock, par value $.001 per share	The NASDAQ Stock Market LLC
Common Stock Purchase Warrants	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock, $0.001 par value per share, held by non-affiliates as of the last day of the registrant's second fiscal quarter ended July 15, 2008 was $53,554,731 (based upon the closing sales price of registrant's common stock on such date). For purposes of this disclosure, shares of common stock held by persons who held more than 5% of the outstanding shares of common stock and shares held by officers and directors of the registrant have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of common stock of Jamba, Inc. issued and outstanding as of March 6, 2009 was 54,690,728.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2009 Annual Meeting of Stockholders (the "Proxy Statement"), to be filed within 120 days of the end of the fiscal year ended December 30, 2008, are incorporated by reference in Part III hereof. Except with respect to information specifically incorporated by reference in this Form 10-K, the Proxy Statement is not deemed to be filed as part hereof.

JAMBA, INC.

ANNUAL REPORT ON FORM 10-K

FISCAL YEAR ENDED DECEMBER 30, 2008

Special Note Regarding Forward-Looking Statements

We believe that some of the information in this document constitutes forward-looking statements. You can identify these statements by forward-looking words such as "may," "expect," "anticipate," "contemplate," "believe," "estimate," "intends," and "continue" or similar words. You should read statements that contain these words carefully because they:

- discuss future expectations;
- contain projections of future results of operations or financial condition; or
- state other "forward-looking" information.

We believe it is important to communicate our expectations to our stockholders. However, there may be events in the future that we are not able to accurately predict or over which we have no control. The risk factors and cautionary language discussed in this document outline examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in the forward-looking statements, including among other things:

- the amount of cash on hand available to us;
- our business strategy;
- changing interpretations of generally accepted accounting principles;
- outcomes of government reviews, inquiries, investigations and related litigation;
- continued compliance with government regulations;
- legislation or regulatory environments, requirements or changes adversely affecting the businesses in which we are engaged;
- statements about industry trends;
- fluctuations in customer demands;
- general economic conditions; and
- geopolitical events and regulatory changes.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

You should be aware that the occurrence of the events described in the "Risk Factors" portion of this annual report, the documents incorporated herein and our other SEC filings could have a material adverse effect on our business, prospects, financial condition or operating results.

PART I

ITEM 1. BUSINESS

Background of Jamba, Inc.

Jamba, Inc. was incorporated in Delaware on January 6, 2005 as a blank check company formed to serve as a vehicle for the acquisition of a then unidentified operating business. On July 6, 2005, the Company consummated its initial public offering. On March 10, 2006, the Company entered into an Agreement and Plan of Merger with Jamba Juice Company, the category-defining retailer of premium healthy blended beverages that was originally founded in 1990. The merger between the Company and Jamba Juice Company (the "Merger") was completed on November 29, 2006. To complete the Merger, the Company raised additional proceeds in a private placement financing. Upon completion of the Merger, Jamba Juice Company became a wholly owned subsidiary of Jamba, Inc.

Unless the context otherwise requires, Jamba, Inc., the registrant, together with Jamba Juice Company, are referred to in this Form 10-K annual report ("Form 10-K") as the "Company", "Jamba", "we", "us" and "our." Information regarding the Company's fiscal periods is included in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Revitalization Objectives and Strategy

The Company is in the midst of an effort to revitalize itself for future growth and long-term stockholder value. In fiscal 2008, we experienced significant changes in our executive management team, including the departure of our chief executive officer, chief financial officer, chief marketing and brand officer, senior vice president of operations, and senior vice president of development.

We have a new chief executive officer and have internally promoted other members of the executive team and increased their responsibilities. The Company has set out in a new direction to develop and evolve the Jamba brand and implement new business strategies that we believe will have a positive financial impact. The strategic priorities for fiscal 2009 include:

- building a customer first "operationally focused" service culture;
- building a retail food capability across all four day parts (breakfast, lunch, afternoon, and dinner);
- accelerating the development of franchise and non-traditional stores;
- building a consumer products growth platform; and
- continuing to implement a disciplined expense reduction plan.

These strategic priorities support the Company's mission to continue to grow and develop Jamba as a premier healthy living brand offering consumers compelling and differentiated products and experiences at Jamba Juice stores and other retail distribution channels. Key to our success is the Jamba culture, a unique set of core values and actions that manifest themselves in employees executing at the highest levels while expressing their passion for the brand.

Building a Customer First "Operationally Focused" Service Culture

A major aspect of our revitalization plan is to improve the level and consistency of customer service at our stores. Over the last few years, the administrative tasks required by the General Managers at our stores had increased so that the General Manager was not sufficiently promoting the interaction between our team members and the customers that lead to a positive experience and reinforcement of our brand promise by encouraging a healthy, active lifestyle. We have recently reduced the number of these administrative tasks with the goal of having the General Manager spend more time building, and working with other team members to build, a powerful relationship with customers based on quality, trust and integrity.

We have also introduced new initiatives to help attract, hire, and retain quality customer-service-oriented people who exhibit our culture and values. We are also upgrading our training of team members so that they can more effectively deliver a high-quality customer experience. We also provide team members with financial incentives and opportunities for advancement when they fulfill service expectations.

Customer satisfaction is critically important to us. To that end, we recently instituted a mystery shopper program to measure the customer experience. We believe delivering high-quality customer service will differentiate us in the marketplace and drive long-term customer loyalty. We seek for team members to enthusiastically greet customers upon entering the store and efficiently deliver their order in a timely manner. With a highly customized product, operational efficiency is vital to achieving high levels of throughput. Our team members are trained to not only deliver the customers' orders quickly, but also to transfer the fun and energy they gain from working at Jamba Juice to the customers.

A related aspect of customer service is reinforcement of the vibrant and fun store environment, which we believe offers the Company a competitive advantage. We plan to embark on a "refresh" program with select older Company stores, primarily through new paint schemes and interior finishes. As part of the "refresh" program we also intend to incorporate aspects of our new store prototype, which supports our brand environment goals and provides a more customer-friendly experience. We also plan on testing self-service kiosks to provide customers with easier access to nutritional information and for ordering so as to improve speed of service and optimize labor. We plan to explore other technologies to enhance the ordering process as well.

Building a Retail Food Capability Across All Four Day Parts (breakfast, lunch, afternoon and dinner)

Menu Overview

We currently provide a range of freshly blended beverages, baked goods and snacks in our stores. Our menu items are designed to strengthen the relationship with our customers by offering products that are relevant to individuals striving for a healthy lifestyle. Product innovation is a high priority and our research and development team, composed of food scientists, nutritionists and culinary experts, is continually developing and testing new and improved menu items that support the integrity of the Jamba brand and our commitment to offering great tasting products made from simple high quality ingredients.

In fiscal 2008, to help establish our food capability program, we rolled out several new products on a system-wide basis, including a new breakfast menu comprised of nutritionally balanced yogurt blends, smoothies, food and juices. In January 2009, we completed the system-wide rollout of steel cut hot oatmeal with fruit as another step in establishing our food capability program. In fiscal 2008, we also tested other food products, including wraps, sandwiches and salads in selected stores. These new products are designed to feature healthy, on-the-go food items to attract new customers, increase the frequency of current customer visits, create a point of differentiation, and provide a more complete meal solution for our customers across all day parts.

We plan to grow our food capability program in fiscal 2009. The purpose of growing our food capability program is to broaden the appeal of our offering to current customers who often purchase a smoothie and then go elsewhere for a food item in addition to bringing in new customers looking for a more complete meal solution. In addition, we believe there is consumer demand for healthy on-the-go food items that is not being fulfilled by other quick service restaurants, especially those serving burgers and fries. Our goal is for Jamba to be the leader in the healthy quick service restaurant segment.

Beverages: Our blended beverages are available in three sizes, Sixteen, Original and Power.

Fresh Squeezed Juices and Juicies: We offer a line-up of fresh squeezed juices, including orange juice, carrot juice, and juice combinations such as orange carrot banana and orange mango passion.

All Fruit Smoothies: Made with real fruit and fruit juices, these natural, freshly blended-to-order fruit smoothies provide 5 servings of fruit in the Original size, have no sugar added, and are dairy-free. All Fruit™ smoothies are an excellent source of vitamin C and offer essential vitamins, minerals and antioxidants.

Jamba Light™: With one-third fewer calories and sugars than our average Jamba Classic, Jamba Light™ smoothies offer great taste and good nutrition that won't weigh you down. The Sixteen oz. size has less than 180 calories.

Blended with a Purpose: Our line-up of pre-boosted smoothies offer a refreshing palette of products that deliver key nutrients and offer unique health properties associated with super foods such as açai berries, cholesterol-blocking plant sterols, soy and whey protein, and matcha green tea.

Jamba Classics: These smoothies include our top eight customer favorites.

Creamy Treats: We offer four types of delicious smoothies with indulgent qualities.

Shots: We offer single and double shots of matcha green tea, with orange juice or soy milk, and a fresh-squeezed wheatgrass juice shot. Our matcha green tea shots are made with high grade, imported Japanese green tea and are high in antioxidants and vitamin K. Our wheatgrass shots are an excellent source of vitamin K and a good source of iron.

Jamba Boosts:

To supplement the natural nutrients in our smoothies, Jamba Boosts are a selection of high-quality, blended vitamin, mineral and herbal dietary supplements designed to give the mind and body a nutritious boost.

Jamba offers 11 new-and-improved boosts that deliver better efficacy and minimal taste impact. Of the new boosts, five are Super Boosts and are available in any of our smoothies for a small charge. Each reformulated boost contains unique blends of concentrated vitamins, minerals and other nutrients specialized for specific health and lifestyle needs.

Breakfast All Day:

Yogurt and Fruit Blends: These refreshing blends of fruit, nonfat yogurt and soymilk offer healthy great taste to start the day right.

Yogurt and Fruit Blends with Granola: Eat it with a spoon! A nutritionally balanced breakfast of blended fruit, low-fat yogurt and soymilk topped with crunchy, organic granola. Flavors include Berry Topper™, Mango Peach Topper™ and Chunky Strawberry™.

Hot Oatmeal with Fruit: Launched nationally in January 2009, 100% organic steel-cut oats made with soymilk and topped with fruit compote or fresh fruit and brown sugar crumble. Flavors include Fresh Banana, Blueberry & Blackberry and Apple Cinnamon.

Jamba Baked Goods and Packaged Snacks:

Most of our locations offer a combination of baked goods and packaged snacks. Our current line up of baked goods includes Reduced Fat Blueberry Lemon Loaf, Reduced Fat Cranberry Orange Loaf, Zucchini Walnut Loaf and Oatcakes. Each of these items is made only with natural ingredients and offers customers a complement to Jamba smoothies and juices.

Jamba Merchandise:

Most of our stores carry a limited supply of related merchandise, including books and smallwares. This is not a core component of revenue but contributes to the overall store experience.

Our research and development team continually seeks to enhance the product offerings available to customers, and where possible, reduce product and labor costs. Our research and development process includes both the development of new products and the optimization of the menu to ensure only the most appealing products are offered to customers. As new products are introduced to the menu, usage occasions increase and positive word-of-mouth is spread. We are passionate about creating fresh new products that meet an even greater variety of customer needs. We pride ourselves on listening carefully to customer feedback. We continue to devote significant resources to our research and development team in an effort to build upon recent new product successes and take our product innovation abilities to the next level. This combination of optimizing existing products and expanding our menu with offerings that are relevant to our customers' needs provides increased opportunities for both increased frequency and increased average check. While there is no certainty that product development efforts will lead to the introduction and success of new product offerings as well as a potential increase in operating margins, we will continue to use these resources to try to develop fresh concepts that appeal to customers at any time of day and in any weather or season.

Accelerating the Development of Franchise and Non-Traditional Stores

Jamba Juice Stores

A primary goal of the Company is to build accessibility, meaning making it easier for customers to experience Jamba. One way to increase accessibility is to expand the number of Jamba Juice stores. The goal of building accessibility is increasing frequency and, as a result, comparable store sales and average unit volumes. At the same time, we understand that the foundation for growth lies in strong store-level economics. Accordingly, part of our growth strategy is to ensure that we, and our franchisees, achieve target metrics in terms of average unit volume, store level cash flow, store level cash flow margin, net cost per unit and cash-on-cash returns.

We believe we have significant market expansion opportunities both nationally and internationally. Our research and planning have shown that there is potential for at least 2,000 additional Jamba Juice stores in the United States which we believe could be profitable and would meet our new store opening criteria.

We have grown our concept and brand through company owned and operated stores ("Company Stores") and franchise store locations ("Franchise Stores"). As of December 30, 2008, there were 729 Jamba Juice locations consisting of 511 Company Stores and 218 Franchise Stores operating in 21 states and the Bahamas. Except for the single Bahamas franchise location we have no other international locations. Of the 729 locations, 388 stores are located in California, of which 338 are Company Stores. We lease the real estate for all of our Company Stores.

We generally characterize our stores as either "traditional" or "non-traditional" locations. Traditional locations are characterized as a business premise that exists primarily as a Jamba Juice store. Traditional stores currently average approximately 1,400 square feet in size and are designed to be fun, friendly, energetic and colorful to represent the active, healthy lifestyle that we promote. These stores are located either in major urban centers or in suburban strip mall centers. As of December 30, 2008, there were 610 traditional Jamba Juice store locations.

Non-traditional locations are characterized as a Jamba Juice store located within another primary business in conjunction with other businesses or at institutional settings such as colleges and universities, schools, shopping malls, supermarkets and airports. A "captive" audience is a common characteristic of non-traditional locations. We believe one benefit of the development of non-traditional stores is to generate awareness to complement the traditional stores in the area. As of December 30, 2008, there were 119 non-traditional Jamba Juice store locations.

All Jamba Juice stores are designed to provide a highly interactive Jamba experience to build our customer relationship, including the enticing aroma of fresh fruit, vegetables and wheatgrass, the high-energy sounds of whirring blenders and team members calling out greetings. The construction and color scheme employed at the Jamba Juice stores provide a bright and cheerful "marketplace" theme with colors that embody our commitment to fresh and healthy juices, smoothies and other energizing products. Additionally, stores focus on the "theater" aspect of smoothie making by providing an environment in which all food preparation is conducted behind glass and in the open for customers to watch as the juices and smoothies are made. The layout offers a casual bar-type atmosphere using interior stools and exterior tables and chairs. Glass cases display baked goods, and shelving in front of cash registers allow for the sale of baked goods and prepackaged healthy snack items. We have lowered the typical costs to construct a traditional Jamba Juice Store from an average of $425,000 in 2008 to approximately $325,000 today, depending upon location. This cost reduction was accomplished through reducing our real estate footprint from an average of 1400 sq. ft. to 1200 sq. ft., aggressive competitive biding with our general contractor pool to reduce leasehold improvement costs, aggressive competitive biding for our furniture and fixtures package, value engineering, and innovative equipment and physical layouts to help reduce operational costs.

We believe reducing a traditional store's "build out" costs will help attract franchisees by providing a higher return on investment as franchisees are obligated to finance their own "build-out" costs according to our specifications.

We have also developed plans for different Jamba Juice store configurations and "smoothie-only" product offerings for non-traditional locations in order to help reduce construction and operating costs and improve our flexibility in locating Jamba Juice stores in sites with alternative configurations.

Growth Strategy

Until the third quarter of fiscal 2008, our growth strategy had been focused on Company Stores. For fiscal 2008, we opened 35 new Company Stores, closed 38 Company Stores and acquired 13 Franchise Stores located in Florida by means of acquiring the remaining 65% joint venture interest (we previously owned a 35% interest) in a franchisee ("JJC Florida LLC"). Franchisees opened 37 Franchise Stores, closed 12 Franchise Stores and, through the sale of the 65% joint venture interest noted above, sold 13 Franchise Stores to the Company. We believe that our aggressive Company Store development in an adverse economy in fiscal 2008 and in the prior year in fiscal 2007, which included opening 99 new Company Stores, exacerbated our negative financial results.

Our current growth strategy is to transition from a Company Store model to a model more evenly weighted between Company Stores and Franchise Stores. We anticipate minimal Company Store development in fiscal 2009. We anticipate that growth in fiscal 2009 will be accomplished through the development of Franchise Stores, with a particular emphasis on non-traditional locations. We believe this franchise strategy will better position us for growth in market share, reduce capital outlays, provide better overall margins, allow us to open more stores faster, increase our brand presence, and increase customer frequency.

As part of this growth strategy, we are selectively re-franchising Company Stores primarily in "mixed markets" where we have both Company Stores and Franchise Stores. We also will refranchise in geographic areas where there are all Company Stores in order to achieve operational efficiencies.

We also continue to explore possible future international development opportunities, which will primarily be through area development or joint venture agreements with third-parties.

In recognition of our expanding franchise program, in fiscal 2009 we established a Franchise Advisory Counsel ("FAC"). The FAC formalizes a channel of communications through a representative group of franchisees to provide advice, counsel and input to us on important issues impacting the business.

Franchise Stores

Our franchising program is currently conducted via (i) traditional store venues such as single store franchises to a franchisee, (ii) franchises granted for non-traditional store venues and (iii) exclusive multi-unit license agreements in which the franchisee develops and operates a specified number of stores within a specified period of time within a specified geographic area, which we call area development agreements.

Our current traditional store franchise agreement provides for a 10-year term. The agreement is renewable for additional consecutive 10-year terms, subject to various conditions and state law. The royalty rate in the current franchise agreement is 7% of revenue for traditional store locations, with franchisees required to contribute up to an additional 4% of revenue to a company-administered marketing fund. At the present time, in general, we are charging 1.75% to 2.0% of revenue as the marketing contribution for our traditional store franchisees. There is typically up to a two-mile geographic radius restriction for traditional stores in non-downtown areas. The royalty rates and marketing contributions for non-traditional stores vary depending upon type (airport, college or university or supermarket).

Franchisees typically pay an initial fee ranging from $15,000 for non-traditional store locations to $25,000 for traditional store locations. Except in connection with the re-franchising of Company Stores, we do not currently provide financing to our franchisees. However, given current market conditions, we may consider financing, joint venture or other arrangements in the future.

Area Development Agreements

As of December 30, 2008, we had two multi-unit area developers who have the right to develop additional franchise stores pursuant to multi-unit license agreements. The exclusive territories covered by these two multi-unit area license agreements are (i) the Hawaiian Islands and (ii) parts of Texas, Kansas and Missouri. Generally, a franchise agreement is entered into with each area developer with regard to each store opened under a multi-unit license agreement. These franchise agreements are generally the same as those entered into with franchisees who are not area developers. Even after a multi-unit license agreement expires or is terminated, the area developer continues to operate the opened stores under each store's respective franchise agreement, including in most cases, its contractually provided exclusive geographic radius restriction, which is typically one-mile. As of December 30, 2008, there were 77 stores operating under the two current multi-unit license agreements.

As of December 30, 2008, one of the two multi-unit area developers had contractual commitments to open new franchise stores in their respective territories. Specifically, as of December 30, 2008, the area developer in parts of Texas, Kansas and Missouri must open 4 more new stores by May 6, 2010, the expiration date of this multi-unit license agreement. Multi-unit area development agreements can be deemed to be null and void if the terms of the agreement are not fulfilled. Although the multi-unit developer for the Hawaiian Islands has satisfied its contractual commitment to open new franchise stores, it still has the exclusive right to open additional new stores through the expiration of its multi-unit license agreement on June 25, 2018.

Under typical multi-unit license agreements, the area developer generally pays one-half of the $25,000 initial fee, or $12,500, for each store required to be developed upon execution of the multi-unit development agreement as a development fee. Area developers are obligated to finance their own build-out of each store location according to our specifications.

Notwithstanding the exclusive territorial rights of the two multi-unit area developers, we retain the right to franchise non-traditional stores. As of December 30, 2008, we have an agreement with Safeway, Inc. for the opening of up to 44 franchise stores within its grocery stores, of which all 44 were open.

We also continue to strengthen our relationships with food and beverage concessionaires operating at non-traditional venues such as schools, airports, and other retail and entertainment venues to help maximize our non-traditional franchise development.

Market Planning and Site Selection Process

Our market planning and site selection process is integral to the successful execution of our growth strategy. We have processes for identifying, analyzing, and assigning undeveloped markets for either Company Store or Franchise Store development. Once a market is selected, we carefully screen trade areas for demand based on demographic, psychographic and Jamba Juice specific variables to assess the risk of developing a store. We select trade areas that meet our guidelines for new store development and begin the site selection process. Once a trade area is selected, we carefully screen prospective locations for visibility, traffic patterns, ease-of-use and co-tenancy for potential Company Store and Franchise Store locations. Our expansion strategy involves using this market planning and site selection process to leverage areas of demand within each market. We use this approach to cluster stores in specific geographic areas of demand, which will drive brand awareness, improve operating and marketing efficiencies while leveraging the costs associated with regional supervision. Distribution efficiencies are also captured through this strategy. In addition, we believe our ability to hire qualified team members is enhanced in markets where we are well known.

Building a Consumer Products Growth Platform

We believe there is untapped potential to extend the Jamba brand into the retail market. In December 2007, we announced that Nestlé USA had entered into a worldwide license agreement for the manufacturing, marketing and distribution of Jamba ready-to-drink beverages. In May 2008, Nestlé launched a Jamba ready-to-drink product line including six SKUs: three Jamba Smoothies, named Strawberries Wild w/Energy Boost, Orange Dream Machine w/Immunity, Banana Berry w/Heart Healthy Boost; and, three Jamba Juicies named Orange Strawberry Banana w/Protein Boost, Mango Orange Peach w/Fiber Boost and Very Berry w/Calcium Boost. The Jamba Smoothies and Jamba Juicies were available in major grocery retailers and convenience stores in eight Western states: California, Oregon, Utah, Nevada, Arizona, Idaho, Washington and Colorado. In December 2008, Nestlé voluntarily suspended production and shipments of the Jamba ready-to-drink beverages due to production issues. We believe Nestlé is fully committed to re-launching a Jamba ready-to-drink beverage proposition.

We continue to have discussions with potential partners regarding fruit teas, fruit yogurt and parfaits, frozen smoothie bars and sorbets, breakfast and energy bars and packaged boosts. Our goal is to extend our product offerings outside of our Jamba Juice stores to not only generate revenue, but also to expand the brand accessibility and product usage occasions available to consumers. To support and optimize this extension, we intend to structure these partnership relationships in various ways, such as, for example, licensing agreements, joint venture agreements, co-packing agreements, and sales and distribution agreements.

Continuing to Implement a Disciplined Expense Reduction Plan

This strategic priority involves all aspects of the organization to improve store-level profitability and returns. The plan is focused on a number of initiatives, including reductions in costs of goods sold, labor savings from operational simplification, improved wage and benefit management, the implementation of a labor planning system, rent and occupancy savings, improved management of controllable costs related to better cost controls and processes and the negotiation of service contracts and more effective and efficient brand communication. We expect our general and administrative expenses to continue to decrease as we implement the strategic initiatives described above and continue to improve our processes and systems.

Company Store Operations

Store Management

Our Operations team is the foundation for our performance and vital to long-term growth. We recruit and retain leaders with broad experience in management and our industry.

We support our store operations with a combination of Regional Directors of Operations, Area District Managers (instituted in fiscal 2009) and District Managers.

Our typical store operations team consists of a combination of an Area General Manager (instituted in fiscal 2009) or General Manager at each store, two to four Shift Managers and approximately twenty front line team members.

Maintaining our corporate culture is essential as we continue to expand, and we believe that it is critical to developing our brand and ensuring our continued success. We believe team members are the key to our success and that our culture fosters personal interaction, mutual respect, trust, empowerment, enthusiasm and commitment.

Training

We conduct various training programs for team members, support center staff and our leadership team. We are dedicated to providing a meaningful experience for all team members, with ample opportunity to develop leadership skills as they move up through the organization. Our training programs include formal programs such as the Manager-in-Training programs for new managers and the more informal one-on-one discussions held between General Managers, District Managers and Regional Directors of Operations. In fiscal 2009, we are also instituting a more robust online training program. The goal of all the programs is to shorten the learning curve while creating greater confidence in order to achieve success through strong performance and results.

Recruiting and Retention

We carefully screen potential team members to ensure that they hold many of our core values and fit into our culture. By placing an emphasis on our mission statement and values, and encouraging responsibility and accountability at every level, we believe that it has created a sense of team member loyalty and an open and interactive work environment, resulting in a highly passionate workforce. Team members are paid competitive wages and are offered opportunities for advancement. In addition to competitive wages, store managers are eligible for performance-based bonuses and retention bonuses.

Advertising and Marketing

Our marketing strategy focuses on communicating the benefits of the products and the brand's values through many creative and non-traditional avenues. Marketing efforts are concentrated on store locations to build memorable experiences that will generate positive word-of-mouth. As we enter new markets we must communicate the Jamba Juice story, the benefits of our products and our usage occasions. Emotional connections are developed as the messages are delivered consistently and with a freshness that appeals to consumers.

In fiscal 2009, we also refocused our marketing strategy on a local basis on what we term "owning the two-mile radius" around our stores. One part of this effort is capitalizing on off-premises sales as an opportunity to reach new customers. Off-premises sales (called "Go-Go's") involve bringing Jamba products to sell at an event such as school, community or sporting events. These opportunities also reinforce our strong commitment to our communities. A second part of this effort is the additional empowerment and compensation incentives we have instituted at the store-level to incentivize sales generation activities. A third part of this effort is the addition of fundraising opportunities for non-profit organizations. We believe our healthy menu offering combined with an attractive fundraising component is a very attractive choice for non-profit organizations during this challenging economic environment.

We also believe we benefit from national media attention, providing us a significant competitive advantage. Historically, we have not engaged in any mass media marketing programs, relying instead on word-of-mouth, trade-area marketing and in-store promotions to increase customer awareness. Nevertheless, we have been featured in stories appearing in *The Wall Street Journal* and a host of local newspapers and magazines. We have also been featured in television shows and feature films. Our fundraising events also capture a significant amount of coverage from local television stations.

In addition to the Company's marketing efforts, franchisees also contribute to the development and deployment of system-wide marketing programs. Franchisees also spend to market the Company's brand in their local market area.

Furthermore, in fiscal 2009, we plan to enhance our online, community and social networking initiatives to drive new customer trials and foster better ongoing communication with our customers.

Product Supply

We are committed to providing only the finest smoothies, juices and other food products. Smoothie and juice products depend heavily upon supplies of fresh and individually quick frozen ("IQF") fruit. The quality of each smoothie depends to a large degree on the quality of the basic fruit ingredients from which it is made. It is therefore essential that the supply of fruit is of the highest quality and is consistent throughout the year. To achieve these dual goals we purchase our projected requirements for the coming year of a given type of fruit from suppliers at the height of the season for that particular fruit. The supply and price of fresh and IQF fruit are dependent upon the supply and demand at the time of purchase and are subject to significant volatility. Supply and price can be affected by multiple factors in the producing regions, including weather, natural disasters and regional political and economic conditions. In addition, as we continue to grow, we will likely become more dependent upon global fruit supplies than we have in the past, which may result in natural disasters and global political and economic conditions having a greater effect on the supply and price of our fruit ingredients and our profitability.

We use the highest quality fruit in our products. We conduct quality assurance testing at the time of packing to ensure that the fruit meets our high standards, which meets or exceeds USDA Grade-A standards. The fruit is then flash-frozen and stored by the supplier(s) for shipment to distributors throughout the year. We contract with independent distribution companies to distribute products to the stores. The length of these contracts varies in duration. Given the density of stores in California, the costs of goods sold in California is lower than other regions of the country. We believe that by clustering future store development we can begin to lower distribution costs, and therefore reduce cost of goods sold, in non-California markets.

Southwest Traders, Inc. is a distributor of proprietary products to our Company Stores and Franchise Stores. Southwest Traders distributed ingredients that made up approximately 81% of cost of sales for Jamba Juice Company's fiscal 2008. Southwest Traders does not manufacture or negotiate pricing agreements for products sold in our stores. They serve solely in a warehousing and distribution capacity and receive a fixed mark up per case on the independently negotiated cost of our ingredients. Our contract does provide that during the term we will use Southwest Traders as our exclusive distributor within certain territorial boundaries provided they meet required service levels. The contract is firm through December 31, 2012 and is not subject to cancellation unless either party defaults within the contract due to non-performance.

All of our nutritional supplements (*i.e.*, Boosts), pretzels and baked goods are produced to very defined specifications. All products are shipped directly to stores using outside distributors. We do not maintain central warehousing facilities.

Competition

The beverage industry is highly competitive and fragmented. Restaurants compete based on a number of factors, including quality, price-value relationships, customer service, name recognition, employee hiring and retention and location. We compete with a variety of purveyors of quick, convenient food and beverage products, including quick service restaurants, coffee shops, donut shops and grocery stores. While competition in the beverage market is fragmented, competition is increasing, and a major competitor with substantially greater resources than the Company could enter the market at any time and compete directly against Jamba Juice stores.

We compete most directly with regional smoothie stores, most of which are franchises of other smoothie brands. Additionally, the rising popularity of convenient and healthy food items may result in increased competition from traditionally non-smoothie retailers as they increase their offerings of smoothies and other juice-related products.

In addition, we also face intense competition from both restaurants and other specialty retailers for suitable sites for new stores and qualified personnel to operate both new and existing stores. There can be no assurance that the Company or franchisees will be able to continue to secure adequate sites at acceptable rent levels or that the Company or franchisees will be able to attract a sufficient number of qualified personnel.

Government Regulation and Environmental Matters

Government Regulation. We are subject to extensive and varied federal, state and local government regulation, including regulations relating to public health and safety and zoning codes. We operate each of our stores in accordance with standards and procedures designed to comply with applicable codes and regulations. However, if we could not obtain or retain food or other licenses, it would adversely affect our operations. Although we have not experienced, and do not anticipate, any significant difficulties, delays or failures in obtaining required licenses, permits or approvals, any such problem could delay or prevent the opening of, or adversely impact the viability of, a particular store or group of stores.

California and other states and local jurisdictions have enacted laws, rules, regulations and ordinances which may apply to the operation of a Company Store, including those which (a) establish general standards, specifications and requirements for the construction, design and maintenance of the store premises; (b) regulate matters affecting the health, safety and welfare of our customers, such as general health and sanitation requirements for restaurants; employee practices concerning the storage, handling, cooking and preparation of food; special health, food service and licensing requirements; restrictions on smoking; exposure to tobacco smoke or other carcinogens or reproductive toxicants and saccharin; availability of and requirements for public accommodations, including restrooms; (c) set standards pertaining to employee health and safety; (d) set standards and requirements for fire safety and general emergency preparedness; (e) regulate the proper use, storage and disposal of waste, insecticides and other hazardous materials; (f) establish general requirements or restrictions on advertising containing false or misleading claims, or health and nutrient claims on menus or otherwise, such as "low calorie" or "fat free"; and (g) establish requirements concerning withholdings and employee reporting of taxes on tips.

In order to develop and construct more stores, we or our franchisees need to comply with applicable zoning, land use and environmental regulations. Federal and state environmental regulations have not had a material effect on our operations to date, but more stringent and varied requirements of local governmental bodies with respect to zoning, land use and environmental factors could delay or even prevent construction and increase development costs for new stores. We and our franchisees are also required to comply with the accessibility standards mandated by the U.S. Americans with Disabilities Act, which generally prohibits discrimination in accommodation or employment based on disability. We may, in the future, have to modify stores, for example, by adding access ramps or redesigning certain architectural fixtures, to provide service to or make reasonable accommodations for disabled persons. While these expenses could be material, our current expectation is that any such action will not require us to expend substantial funds.

We are subject to the U.S. Fair Labor Standards Act, the U.S. Immigration Reform and Control Act of 1986 and various federal and state laws governing various matters including minimum wages, overtime and other working conditions. We pay a significant number of our hourly staff at rates consistent with but higher than the applicable federal or state minimum wage. Accordingly, increases in the minimum wage would increase our labor cost. We are also subject to various laws and regulations relating to our current and any future franchise operations. See "Risk Factors—Governmental regulation may adversely affect our ability to open new stores or otherwise adversely affect our existing and future operations and results."

We are also subject to various federal and state laws that regulate the offer and sale of franchises and aspects of the licensor-licensee relationships. Many state franchise laws impose restrictions on the franchise agreement, including the duration and scope of non-competition provisions, the ability of a franchisor to terminate or refuse to renew and the ability of a franchisor to designate sources of supply. The Federal Trade Commission, or the FTC, and some state laws also require that the franchisor furnish to prospective franchisees a franchise disclosure document that contains prescribed information and, in some instances, require the franchisor to register the franchise offering.

Environmental Matters. We are subject to federal, state and local environmental laws and regulations concerning the discharge, storage, handling, release and disposal of hazardous or toxic substances. These environmental laws provide for significant fines, penalties and liabilities, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of the hazardous or toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such substances. We cannot predict what environmental laws will be enacted in the future, how existing or future environmental laws will be administered or interpreted or the amount of future expenditures that we may need to make to comply with, or to satisfy claims relating to, environmental laws. While, during the period of their ownership, lease or operation, our stores have not been the subject to any material environmental matters, we have not conducted a comprehensive environmental review of our properties or operations. We have not conducted investigations of our properties to identify contamination caused by third-party operations; in such instances, the contamination must be addressed by the third party. If the relevant third party does not or has not addressed the identified contamination properly or completely, then under certain environmental laws, we could be held liable as an owner and operator to address any remaining contamination. Any such liability could be material. Further, we may not have identified all of the potential environmental liabilities at our properties, and any such liabilities could have a material adverse effect on our operations or results of operations.

Trademarks and Domain Names

The Company owns and/or has applied to register numerous trademarks and service marks in the United States and 50 additional countries throughout the world. Rights to the trademarks and service marks in the United States are generally held by a wholly-owned affiliate of the Company and are used by the Company under license. Some of the Company's trademarks, including Jamba Juice® and the Jamba logo are of material importance to the Company. The duration of trademark registrations varies from country to country. However, trademarks are generally valid and may be renewed indefinitely as long as they are in use and/or their registrations are properly maintained. In addition, the Company has registered and maintains numerous Internet domain names, including "jamba.com" and "jambajuice.com."

Management Information Systems

Each Company Store has computerized point-of-sale registers which collect transaction data used to generate pertinent information, including sales transactions and product mix. Additionally, the point-of-sale system is used to authorize, batch and transmit credit card data. All product prices are programmed into the point-of-sale register from the Company's corporate office. Franchise Stores generally use the same point-of-sale registers as Company Stores, but may elect to use alternative systems provided certain information is provided to the Company. Franchisees set their own menu prices.

Company Stores use the Company's licensed labor scheduling and food cost management software to record employee time clock information, schedule labor, improve inventory management and provide management reports.

While we believe the current point-of-sale register system is adequate to support our expansion needs, we do intend to institute certain upgrades to the platform in fiscal 2009.

Seasonality

Our business is subject to day to day volatility based on weather and varies by season. A significant portion of the Company's revenue is realized during the second and third quarters of the fiscal year, which include the summer months. The fourth quarter of the fiscal year, which encompasses the winter months and the holiday season, has traditionally been our lowest revenue volume quarter. Because of the seasonality of the business, results for an individual quarter are not necessarily indicative of the results which may be achieved for the full fiscal year.

Executive Officers

Company executive officers, their respective ages and positions as of December 30, 2008 and a description of their business experience are set forth below. There are no family relationships among any of the executive officers named below.

James D. White, age 48

Mr. White has been the Company's President and Chief Executive Officer since December 2008. Previously, Mr. White was Senior Vice President of Consumer Brands for Safeway, Inc. with responsibility for brand strategy, innovation, manufacturing and commercial sales from 2005 to 2008. Prior to Safeway, Mr. White was Senior Vice President of Business Development, North America at the Gillette Company, where his responsibilities included Centralized Marketing, Sales, Retail Execution, Marketing Planning and Canadian Operations from 2002 to 2005. Mr. White also held executive and management roles with Nestlé Purina from 1987 to 2005, including Vice President, Customer Interface Group from 1999 to 2002 and Vice President, Customer Development East from 1997 to 1999.

Karen L. Luey, age 47

Ms. Luey has been the Company's Senior Vice President and Chief Financial Officer since August 2008. Ms. Luey had previously been the Jamba Juice Company's Vice President, Controller and Principal Accounting Officer since April 2007. Previously, Ms. Luey was Vice President, Corporate Controller, and Principal Accounting Officer of LeapFrog Enterprises, located in Emeryville, California from 2005 to 2006. Prior to LeapFrog, Ms. Luey was with Sharper Image Corporation in San Francisco, California as Vice President, Finance and Controller from 2000 to 2005.

Steve Adkins, age 43

Mr. Adkins has been Jamba Juice Company's Senior Vice President, Company Operations since July 2008. Mr. Adkins previously served as Jamba Juice Company's Zone Vice President, East Zone beginning in 2005, and joined Jamba Juice Company in 2002 as a Regional Director of Operations for the Midwest. Previously, Mr. Adkins was with Fresh Choice from 1991 to 2002, departing as Senior Vice President of Operations.

Thibault de Chatellus, age 49

Mr. de Chatellus has been Jamba Juice Company's Senior Vice President, Global Franchise, Development and Operations Services since August 2008, and had been Senior Vice President, International since May 2007. Mr. de Chatellus joined Jamba Juice Company after having served as an independent consultant in Dallas, Texas, focusing on business development strategies in international markets from 2005 through 2007. Prior to consulting, he held several senior executive positions with Blockbuster, Inc. in Ft. Lauderdale, Florida and

Dallas, Texas, including Senior Vice President and Category General Manager, Games from February 2003 through June 2005, Senior Vice President, Strategic Concepts from June 2001 through February 2003, Senior Vice President, Content and New Business Channels from April 2000 through June 2001, Senior Vice President, Latin America from September 1996 through April 2000.

Michael W. Fox, age 49

Mr. Fox has been the Company's Senior Vice President and General Counsel since August 2008, and has been Corporate Secretary since July 2005. Mr. Fox joined Jamba Juice Company in February 2005 as Vice President, Legal Affairs. From August 1999 until joining Jamba Juice Company, Mr. Fox was General Counsel and a co-founder of ProMost, Inc., an e-procurement company. From 1993 to July 1999, Mr. Fox was Senior Vice President, Business Affairs and General Counsel of Sony Signatures, Inc., the entertainment merchandising and merchandise licensing company of Sony Corporation of America.

Gregory A. Schwartz, age 44

Mr. Schwartz has been Jamba Juice Company's Senior Vice President, Supply Chain, since September 2008, and joined Jamba Juice Company in August, 2007 as Vice President, Supply Chain. Previously, Mr. Schwartz was with WalMart Stores, Inc., in Bentonville, Arkansas, where he served as Vice President, Global Procurement from 2007 until joining Jamba Juice Company. Prior to WalMart, Mr. Schwartz was with Safeway, Inc. in Pleasanton, California from 1999 to 2006 in increasingly responsible positions, including Vice President, Strategic Global Sourcing and Business Development (Blackhawk Network) from 2005 to 2006, Vice President, Strategic Sourcing and Materials Management and Senior Vice President, Omnibrand Sales from 2003 to 2005, and Director, Smart Sourcing Procurement & Senior Vice President Omnibrand Sales from 1999 to 2003.

Employees

As of December 30, 2008, we employed approximately 9,000 persons, approximately 200 of whom were at our corporate offices or part of our field support and operations. The remainder of the employees were store management and hourly store personnel. The Company also hires a significant number of seasonal employees during its peak selling season during the Spring and Summer. Our employees are not covered by a collective bargaining agreement. We consider our employee relations to be good. We place a priority on staffing our stores and support center positions with skilled team members who embrace our culture and invest in training programs to ensure the quality of our store operations.

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available on our website at *http://ir.jambajuice.com/index.cfm*, as soon as reasonably practicable after we electronically file such reports with, or furnish those reports to, the Securities and Exchange Commission (the "SEC"). Our Corporate Governance Principles and Practices, Board of Directors committee charters (including the charters of the Audit Committee, Compensation and Executive Development Committee and Nominating and Governance Committee) and code of ethics entitled "Code of Business Conduct and Ethics" also are available at that same location on our website. Information on our website is not incorporated into this annual report. Stockholders may request free copies of these documents from:

Jamba, Inc.
c/o ICR, Inc.
450 Post Road East
Westport, CT 06880
(203) 682-8200
investors@jambajuice.com

We included the certifications of the Chief Executive Officer and the Chief Financial Officer of Jamba, Inc. relating to the quality of our public disclosure, as required by Section 302 of the Sarbanes-Oxley Act of 2002 and related rules, in this Annual Report on Form 10-K as Exhibits 31.1 and 31.2.

ITEM 1A. RISK FACTORS

Set forth below and elsewhere in this report and in other documents we file with the SEC are descriptions of the risks and uncertainties that could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this report.

RISKS RELATED TO OUR BUSINESS

We may not be successful in implementing our strategic priorities, which may have a material adverse impact on our business and financial results.

In 2008, we defined strategic priorities we believe necessary to revitalize the Company for future growth and long-term stockholder value, including:

- building a customer first "operationally focused" service culture;
- building a retail food capability across all four day parts (breakfast, lunch, afternoon, and dinner);
- accelerating the development of franchise and non-traditional store;
- building a consumer products growth platform; and
- continuing to implement a disciplined expense reduction plan.

There can be no assurance that we will be able to successfully implement these strategic priorities or whether these strategic priorities will be successful, either of which will impede our growth and operating results.

The failure to control our cost and expense structure could have a material adverse impact on our profitability and earnings.

As part of our revitalization efforts, we have been able to reduce both our store level expenses and our general and administrative expense. However, we will need to continue to control our costs and expenses as we focus on our strategic priorities. Any unplanned increases in store costs, marketing expenditures, or general and administrative expenses could delay us from achieving sustained profitability or otherwise have a material adverse impact on our operating results and profitability. See Financing and Liquidity Risks below.

A worsening of economic conditions, a decrease in consumer spending, or a change in the competitive conditions in this market may substantially decrease our revenues and may adversely impact our ability to implement our business strategy.

Our success depends to a significant extent on discretionary consumer spending, which is influenced by general economic conditions and the availability of discretionary income. In 2008, we saw many consumers facing steep mortgage payments, tightening credit and rising energy and food prices, which adversely affected consumer spending. Accordingly, we may experience continuing declines in revenue during economic turmoil or during periods of uncertainty. Any material decline in the amount of discretionary spending, leading cost-conscious consumers to be more selective in restaurants visited, could have a material adverse effect on our revenue, results of operations, business and financial condition.

We must successfully gauge dietary and consumer preferences to succeed.

Our success depends, in part, upon the popularity of our products and our ability to develop new menu items that appeal to consumers across all four day parts. Shifts in consumer preferences away from our products, our inability to develop new menu items that appeal to consumers across all day parts, or changes in our menu that eliminate items popular with some consumers could harm our business. In 2008, we rolled out several new products on a system-wide basis to anchor our new breakfast platform, including hot oatmeal, and tested wraps, sandwiches and salads. These new products are designed to feature healthy, on-the-go items to attract new customers, increase the frequency of current customer visits, create a point of differentiation, and provide a more complete meal solution for our customers across all day parts. To the extent we misjudge the market for our products, our sales will be adversely affected, which will negatively impact our operating results.

In addition, with new menu items, we must anticipate and effectively respond to changing product mix ramifications. These new products have new and different ingredients, vendors, lead times, packaging, and operational requirements than our existing products. Accordingly, our business may be harmed by unanticipated consequences such as an adverse effect on speed of service and higher cost of goods of these new products that could lead to suboptimal selection and timing of product purchases or subpar operational execution.

Some of the new menu items we plan to introduce may involve utilizing a different distribution system than we are currently using for our products. Accordingly, our business may be harmed to the extent we are unable to economically and efficiently implement a different distribution system for new menu items.

We may not persuade customers of the benefits of paying premium prices for higher-quality food.

Our success depends in large part on our ability to persuade customers to pay premium prices for our freshly blended beverages. We may not successfully educate customers about the quality and benefits of our product offerings, and customers may not care. Failure to maintain premium pricing could require us to change our pricing, products, and strategies, which would adversely affect our brand identity.

Our inability to compete with the many food services businesses may result in reductions in our revenue and operating margins.

We compete with many well-established companies, food service and otherwise, on the basis of taste, quality and price of product offered, customer service, atmosphere, location and overall guest experience. We compete with other smoothie and juice bar retailers, specialty coffee retailers, yogurt and ice cream shops, bagel shops, fast-food restaurants, delicatessens, cafés, take-out food service companies, supermarkets and convenience stores. Our competitors change with each of the four day parts, ranging from coffee bars and bakery cafés to casual dining chains. Aggressive pricing by our competitors or the entrance of new competitors into our markets could reduce our revenue and operating margins. We also compete with other employers in our markets for hourly workers and may become subject to higher labor costs as a result of such competition.

Our revenue is subject to volatility based on weather and varies by season.

Seasonal factors also cause our revenue to fluctuate from quarter to quarter. Our revenue is typically lower during the winter months and the holiday season and during periods of inclement weather (because fewer people choose cold beverages) and higher during the Spring, Summer and Fall months (for the opposite reason).

New stores, once opened, may not be profitable, and the increases in average store revenue and comparable store revenue that we have experienced in the past may not be indicative of future results.

Historically, our new stores have opened with an initial ramp-up period typically lasting approximately 24 months or more, during which they generated revenue and profit below the levels at which we expect them to normalize. This is in part due to the time it takes to build a customer base in a new market, higher fixed costs relating to increased construction and occupancy costs and other start-up inefficiencies that are typical of new stores. New stores may neither be profitable nor have results comparable to our existing stores. In addition, our average store revenue and comparable store revenue may not continue to increase at the rates achieved over the past several years. The ability to operate new stores profitably and increase average store revenue and comparable store revenue will depend on many factors, some of which are beyond our control or the control of our franchisees, including many of the risks described herein. If new stores don't perform as planned, our business and future prospects could be harmed. In addition, changes in our average store revenue or comparable store revenue could cause our operating results to vary adversely from expectations.

Fluctuations in various food and supply costs, particularly fruit and dairy, could adversely affect our operating results.

Supplies and prices of the various products that we use to prepare our offerings can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics and economics in the producing countries. These factors subject us to shortages or interruptions in product supplies, which could adversely affect our revenue and profits. In addition, the prices of fruit and dairy, which are the main products in our offerings, can be highly volatile. The fruit of the quality we seek tends to trade on a negotiated basis, depending on supply and demand at the time of the purchase. An increase in pricing of any fruit that we use in our products could have a significant adverse effect on our profitability. If we are unable to pass along increased fruit and dairy costs, our margin will decrease and our profitability will suffer accordingly. In addition, higher diesel and gasoline prices may affect our supply costs and may affect our revenue going forward. For example, in some cases higher diesel prices have resulted in the imposition of surcharges on the delivery of commodities to its distributors, which they have generally passed on to us to the extent permitted under our arrangements with them. To help mitigate the risks of volatile commodity prices and to allow greater predictability in pricing, we typically enter into fixed price or to-be-fixed priced purchase commitments for a portion of our fruit and dairy requirements. We cannot assure you that these activities will be successful or that they will not result in our paying substantially more for our fruit supply than would have been required absent such activities. We do have some multi-year pricing agreements with certain vendors. Declines in sales may also adversely affect our business to the extent we have purchase commitments in excess of our needs. The Company actively works with its vendors under such contracts to mitigate any such "long" positions by authorizing the vendors to sell such products to other customers or by more actively promoting sales of offerings that contain such products, but there is no guarantee that the Company will be successful in its mitigation efforts.

We are primarily dependent upon one supplier for a significant amount of our food distribution.

We maintain food distribution contracts primarily with one supplier. This supplier, Southwest Traders, Inc., provided approximately 81% of cost of sales for each of our fiscal years 2008 and 2007, approximately 82% of cost of sales in fiscal 2006, and approximately 85% of cost of sales in Jamba Juice Company's fiscal 2006, which potentially subjects us to a concentration of business risk. If this supplier had operational problems, our operations could be adversely affected.

We may face difficulties entering into new or modified arrangements with existing or new suppliers or new service providers.

If we expand our operations into new geographic areas through new Company Stores or franchises, we may have to seek new suppliers and service providers or enter into new arrangements with existing ones. We may also encounter difficulties or be unable to negotiate pricing or other terms as favorable as those we currently enjoy, which could harm our business and operating results. If we cannot replace or engage new arrangements, suppliers and/or service providers in a cost effective basis, we may need to change our purchasing practices, remove items from the menu, or make menu price adjustments. These activities could negatively impact our revenues and results of operations.

Our business could be adversely affected by increased labor costs or labor shortages.

Labor is a primary component in the cost of operating our business. We devote significant resources to recruiting and training our team members. A considerable number of the team members employed by us and our franchisees are paid at rates related to the federal minimum wage. In 2008, the federal minimum wage increased from $5.85 to $6.55 and it will increase again in 2009 to $7.25. Additionally, many of our team members work in stores located in states where the minimum wage is greater than the federal minimum and receive compensation equal to the state's minimum wage. During 2008, we had state minimum wage increases in California, Oregon, New York, Arizona, Washington, Colorado, Illinois and Florida all above the federal minimum wage. In addition, the city of San Francisco itself has a minimum wage requirement greater than the State of California. Any further increases in the federal minimum wage or the enactment of additional state or local minimum wage increases will increase labor costs. If we are unable or unwilling to increase our menu prices or take other actions to offset increased operating costs, our operating results will suffer. Additionally, competition and labor shortages in various markets could result in higher required wage rates.

We are subject to all of the risks associated with leasing space subject to long-term non-cancelable leases.

We and our franchisees compete for real estate and our or their inability to secure appropriate real estate or lease terms could impact the ability to grow. Our leases generally have initial terms of between five and 15 years, and generally can be extended only in five-year increments if at all. All of our leases require a fixed annual rent, although some require the payment of additional rent if store revenue exceeds a specified amount. Generally, our leases are "net" leases, which require us to pay all of the cost of insurance, taxes, maintenance and utilities. We generally cannot cancel these leases. If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Current locations of our stores and franchised locations may become unattractive as demographic patterns change. In addition, as each of our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close stores in desirable locations.

We may not achieve sales growth plans and other assumptions that support the carrying value of our assets and we may record lease termination costs.

The carrying value of our assets is subject to impairment reviews as of the last day of each fiscal quarter or more frequently if deemed necessary due to events or changes in circumstances. We have recorded asset impairment charges, principally related to underperforming Company Stores and, in fiscal 2008, recorded lease termination costs related to store closures. We may experience further asset impairments and lease termination costs in the future. Estimated future cash flows used in these impairment reviews could be negatively impacted if we do not achieve our sales plans, planned cost savings, and other assumptions that support the carrying value of our assets, which could result in potential impairment of further assets or a decision to close additional Company Stores.

Our business and results may be subject to disruption from work stoppages, terrorism or natural disasters.

Our operations may be subject to disruption for a variety of reasons, including work stoppages, acts of war, terrorism, pandemics, fire, earthquake, flooding or other natural disasters. In particular, our corporate offices and support center is located in Northern California, near known earthquake fault lines. If a major earthquake or other natural disaster were to occur in Northern California, our corporate offices and support center may be damaged or destroyed. Such a disruption could result in the temporary or permanent loss of critical data, suspension of operations, delays in shipments of product, and disruption of business in both the affected region and nationwide, which would adversely affect our revenue as a result.

The unexpected loss of one or more members of our executive management team could adversely affect our business.

We have experienced significant changes in our executive management team in 2008, including the departure of our chief executive officer, chief financial officer, chief marketing officer, head of operations, and head of development. We have a new chief executive officer and have internally promoted other members of the executive team and increased their responsibilities. We believe that these individuals understand our operational strategies and new strategic priorities to revitalize our long-term growth and stockholder value. We have entered into employment agreements with each of these individuals, but we cannot make any assurances that we can retain these individuals for the period necessary for us to return to sustained profitability. Competition for personnel in our industry is strong and the ability to retain key employees during a revitalization effort can be difficult. The unexpected future loss of services of one or members of our executive management team could have an adverse effect on our business. If we are unable to retain key executive officers, then it may be difficult for us to maintain a competitive position within our industry or implement our strategic priorities.

Our growth strategy depends on increasing franchise ownership.

There were 511 Company Stores and 218 Franchise Stores open as of December 30, 2008. Our recent growth strategy is to transition from a Company Store model to a model more evenly weighted between Company Stores and Franchise Stores. This strategy is subject to risks and uncertainties. We may not be able to identify franchisee candidates with appropriate experience and financial resources or to negotiate mutually acceptable agreements with them. Our franchisee candidates may not be able to obtain financing at acceptable rates and terms. We may not be able to increase the percentage of franchised stores at the annual rate we desire or achieve the ownership mix of franchise stores to Company Stores that we desire.

Risks Related to Franchise Operations

The opening and success of franchised stores depend on various factors, including the following:

- the demand for our franchises;
- the selection of appropriate franchisee candidates;
- financing capital expenditures;
- locating and securing an adequate supply of new store sites;
- competition for sites and for business;
- negotiating leases with acceptable terms;
- hiring and training qualified operating personnel in local markets;
- managing construction and development costs of new stores at affordable levels, particularly in competitive markets;
- the availability of construction materials and labor;
- the availability of, and their ability to obtain, adequate supplies of ingredients that meet our quality standards;
- the impact of inclement weather, natural disasters and other calamities; and
- securing required governmental approvals (including construction, parking and other permits) in a timely manner.

As the number of franchisees increase, our revenues derived from royalties at franchise stores will increase, as will the risk that revenues could be negatively impacted by defaults in the payment of royalties.

Expansion into new geographic markets may present increased risks.

Franchise growth is planned in new geographic areas in the United States. Our future results, and the results of new franchise stores, depend on various factors, including successful selection and expansion into these new geographic markets and market acceptance of the Jamba Juice experience. Those markets may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets. As a result, those new stores may be less successful than stores in our existing markets. Consumers in a new market may not be familiar with the Jamba Juice brand, and we may need to build brand awareness in that market through greater investments in advertising and promotional activity than we originally planned. Franchisees may find it more difficult in new markets to hire, motivate and keep qualified employees who can project our vision, passion and culture. Stores opened in new markets may also have lower average store revenue than stores opened in existing markets, and may have higher construction, occupancy or operating costs than stores in existing markets. Furthermore, we may have difficulty in finding reliable suppliers or distributors or ones that can provide us, either initially or over time, with adequate supplies of ingredients meeting our quality standards. Revenue at stores opened in new markets may take longer to ramp up and reach expected revenue levels, and may never do so, thereby affecting overall royalty income. As with the experience of other retail food concepts who have tried to expand nationally, we may find that the Jamba Juice concept has limited or no appeal to customers in new markets or we may experience a decline in the popularity of the Jamba Juice experience. Newly opened franchise stores may not succeed, future markets and stores may not be successful and, even if we are successful, our average store revenue, and the royalty income generated therefrom, may not increase at historical rates.

Termination or non-renewal of franchise agreements may disrupt store performance.

Each franchise agreement is subject to termination by us in the event of default by the franchisee after the applicable cure periods. Upon the expiration of the initial term of a franchise agreement, the franchisee generally has an option to renew for an additional term. There is no assurance that franchisees will meet the criteria for renewal or will desire or be able to renew their franchise agreements. If not renewed, a franchise agreement and payments required thereunder will terminate. We may be unable to find a new franchisee to replace such lost revenue. Furthermore, while we will be entitled to terminate franchise agreements following a default that is not cured within the applicable cure period, if any, the disruption to the performance of the stores could materially and adversely affect our business.

Our franchising strategy means we will become more dependent on franchisees for their success.

Several of our franchisees have been experiencing financial pressures, which, in certain instances, became more exacerbated during 2008. Our franchisees closed 12 stores in fiscal 2008 and may close additional stores in the future. Royalty revenues are directly correlated to sales by franchise stores and, accordingly, franchise store closures have an adverse effect on our revenues, results of operations and cash flows. Furthermore, an insolvency or bankruptcy proceeding involving a franchisee could prevent us from collecting payments or exercising any of our other rights under the related franchise agreement.

Our re-franchising strategy may not be successful.

We are implementing a strategy to refranchise in certain geographic markets. Given the current risks and financing challenges associated with becoming a franchisee of a restaurant retailer in the current economy, we cannot predict the likelihood of re-franchising any such markets or the amount of any proceeds that might be received therefrom, including the amounts that might be realized from the sale of store assets and from any related franchise agreements. Re-franchising could result in the recognition of impairment losses on the related assets. Additionally, in certain instances, there may be change in control provisions in the lease which require us to get landlord consent for a re-franchising transaction. Failure of a landlord to consent to the assumption of a lease from us by a franchisee could cause us to remain liable for such lease obligations either as a guarantor or a sublessor.

Our franchisees could take actions that harm our reputation and reduce our royalty revenue.

Franchisees are independent contractors and are not our employees. Further, we do not exercise control over the day-to-day operations of our franchise stores. Any operational or development shortcomings of our franchise stores are likely to be attributed to our system-wide operations and could adversely affect our reputation and have a direct negative impact on the royalty revenue we receive from those stores.

We could face liability from our franchisee and from government agencies.

A franchisee or government agency may bring legal action against us based on the franchisor/franchisee relationship. Various state and federal laws govern our relationship with our franchisees and our potential sale of a franchise. If we fail to comply with these laws, we could be liable for damages to franchisees, fines or other penalties. Expensive litigation with our franchisees or government agencies may adversely affect both our profits and our important relations with our franchisees.

We periodically acquire existing Jamba Juice stores from our franchisees, which could adversely affect our results of operations.

Historically, we have acquired Jamba Juice stores from our franchisees either by negotiated agreement or exercise of our rights of first refusal or purchase option under the franchise or area development agreement. Any acquisition that we undertake involves risks, including, our ability to successfully and profitably transition acquired franchise stores into Company Stores. Failure to do so effectively could strain our financial and management resources as well as negatively impact our results of operations.

If we expand into foreign markets we will be exposed to new uncertainties and risks, which could negatively impact our results of operations.

We are exploring expanding our operations into new foreign markets, which will expose us to new risks and uncertainties, including product supply, consumer preferences, occupancy costs, operating expenses and labor and infrastructure challenges. In addition, consumers in a foreign market may not be familiar with the Jamba Juice brand, and we may need to build brand awareness in that market through greater investments in advertising and promotional activity. Finally, international operations have inherent risks such as foreign currency exchange rate fluctuations, the application and effect of local laws and regulations and enforceability of intellectual property and contract rights.

Our failure to manage our growth effectively could harm our business and operating results.

Our existing management, financial, and other resources may be inadequate to support our franchise growth strategy. Managing our growth effectively will require us to continue to enhance our financial and management controls and informational and operations systems. We may not respond quickly enough to the changing demands that our growth will impose on our management, employees and existing infrastructure. Our failure to manage our growth effectively could harm our business and operating results.

Governmental regulation may adversely affect our ability to open new stores or otherwise adversely affect our existing and future operations and results.

We and our franchisees are subject to various federal, state and local regulations. Each of our stores is subject to state and local licensing and regulation by health, sanitation, food and workplace safety and other agencies. We and our franchisees may experience material difficulties or failures in obtaining the necessary licenses or approvals for new stores, which could delay planned store openings. In addition, stringent and varied requirements of local regulators with respect to zoning, land use and environmental factors could delay or prevent development of new stores in particular locations.

We and our franchisees are subject to the U.S. Americans with Disabilities Act and similar state laws that give civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas. We and our franchisees may in the future have to modify stores, for example by adding access ramps or redesigning certain architectural fixtures, to provide service to or make reasonable accommodations for disabled persons. The expenses associated with these modifications could be material.

Our operations are also subject to the U.S. Fair Labor Standards Act, which governs such matters as minimum wages, overtime and other working conditions, along with the U.S. Americans with Disabilities Act, family leave mandates and a variety of similar laws enacted by the states that govern these and other employment law matters. In recent years, there has been an increased legislative, regulatory and consumer focus on nutrition and advertising practices in the food industry. Establishments operating in the quick-service and fast-casual segments have been a particular focus. For example, many state and local jurisdictions have adopted a regulation requiring that restaurants that make calorie information publicly available must include that information on their menus and menu boards. We may in the future become subject to other initiatives in the area of nutrition and calorie disclosure or advertising, such as requirements to provide information about the nutritional and calorie content of our food, which could increase our expenses.

Government mandatory healthcare requirements could adversely affect our profits.

The Company pays a substantial part of the healthcare benefits for team members at the General Manager level and above and for those working at the Company's corporate office. Other team members can purchase more limited healthcare benefits. Legislation is being proposed at the federal and state levels mandating employers to either provide health care coverage to their employees or pay into a fund that would provide coverage for them. If this type of legislation is enacted in additional geographic areas where we do business, it could have an adverse effect on our profits.

Our federal, state and local tax returns may, from time to time, be selected for audit by the taxing authorities, which may result in tax assessments, interest or penalties that could have a material adverse impact on our results of operations and financial position.

We are subject to federal, state and local taxes in the U.S. In making tax estimates and paying taxes, significant judgment is often required. Although we believe our tax positions and estimates are reasonable, if a taxing authority disagrees with the positions taken by the Company, we could have an additional tax liability, including interest and penalties. If material, payment of such additional amounts could have a material impact on our results of operations and financial position.

We could be party to litigation that could adversely affect us by distracting management, increasing our expenses or subjecting us to material money damages and other remedies.

Our customers occasionally file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered at or after a visit to our stores, or that we have problems with food quality or operations. We are also subject to a variety of other claims arising in the ordinary course of our business, including personal injury claims, contract claims and claims alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters, and we could become subject to class action or other lawsuits related to these or different matters in the future. Regardless of whether any claims against us are valid, or whether we are ultimately held liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment significantly in excess of our insurance coverage, or for which we are not covered by insurance, could materially and adversely affect our financial condition or results of operations. Any adverse publicity resulting from these allegations may also materially and adversely affect our reputation or prospects, which in turn could adversely affect our results.

In addition, the food services industry has been subject to a growing number of claims based on the nutritional content of food products they sell and disclosure and advertising practices. We may also be subject to this type of proceeding in the future and, even if not, publicity about these matters (particularly directed at the quick-service and fast-casual segments of the industry) may harm our reputation or prospects and adversely affect our results.

We may also incur costs resulting from other security risks we may face in connection with our electronic processing and transmission of confidential customer information.

We rely on commercially available software and other technologies to provide security for processing and transmission of customer credit card data. Approximately 33% of our current revenue is attributable to credit card transactions, and that percentage is expected to climb. Our systems could be compromised in the future, which could result in the misappropriation of customer information or the disruption of systems. Either of those consequences could have a material adverse effect on our reputation and business or subject it to additional liabilities.

FINANCING AND LIQUIDITY RISKS

Our financing agreement imposes restrictions and obligations upon us that limit our ability to operate our business.

Our secured Financing Agreement (the "Financing Agreement") imposes financial and other restrictive covenants that limit our ability to plan for and respond to changes in our business. Under the agreement, we are required to meet certain financial tests and comply with covenants, which, among other things, limit the incurrence of additional indebtedness, liens, investments, asset sales, acquisitions, and other matters customarily in such agreements. Any failure to comply with these covenants could result in an event of default under this Financing Agreement. Any default under the Financing Agreement may cause an acceleration of all outstanding amounts due under the Financing Agreement, which, if we do not have adequate cash reserves, could be detrimental to our business operations.

In addition, commencing September 11, 2009, the lenders under the Financing Agreement have a put right requiring us to repurchase 2,000,000 shares of common stock held by them at a price of $1.50 per share. Any exercise of this put right could have an adverse effect on our liquidity. The $3.0 million that would be needed to repurchase these shares are classified in restricted cash on our balance sheet.

Insufficient cash flows from operations may adversely affect our financial condition.

We had a net loss of $149.2 million for fiscal 2008 and a net loss of $113.3 million for fiscal 2007. These results have had a negative impact on our financial condition and operating cash flows. We believe the implementation of our strategic priorities will lead to our ability to sustain profitability. Our primary sources of liquidity include cash on hand as a result of the borrowing made under our Financing Agreement, a federal income tax refund of $5.2 million received in February 2009, expected availability of restricted cash and cash flows from operations. We expect that our primary sources of liquidity will be sufficient to fund non-discretionary capital expenditures and working capital through fiscal 2009. However, if we are unable to maintain sufficient working capital, we may be forced to further reduce operating expenses, sell business assets or take other actions, which could be detrimental to our business operations.

Furthermore, we may also explore other ways to improve our working capital. Although we believe there are financing alternatives available, additional capital may not be available on a timely basis or on acceptable terms, if at all. Moreover, in the event that any future financing is completed, to the extent it includes equity securities, the holders of our common stock may experience additional dilution.

The inability to fund capital expenditures may adversely impact future growth.

The success of our future growth will depend, to a significant extent, on our ability to fund the necessary capital expenditures. For example, we plan to build a retail food capability across all four day parts (breakfast, lunch, afternoon and dinner). In addition, two other strategic priorities are to implement various technology initiatives which would promote efficiency in customer service and to embark on a store refresh program in selected Company Stores to revitalize their look and feel. To the extent we are not able to fund the necessary capital expenditures to address these priorities, these priorities may take longer to implement and may not be as successful as we expect, which could have a material adverse impact on our business.

RISKS RELATING TO INTELLECTUAL PROPERTY

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and adversely affect our business.

Our intellectual property is material to the conduct of our business. Our ability to implement our business plan successfully depends in part on our ability to build further brand recognition using our trademarks, service marks, trade dress and other proprietary intellectual property, including our name and logos and the unique ambiance of our stores both domestically and overseas. We have secured the ownership and rights to our marks in the United States and have filed or obtained registrations for restaurant services in most other significant foreign jurisdictions. If our efforts to protect our intellectual property are inadequate, or if any third party misappropriates or infringes on our intellectual property, either in print or on the internet, the value of our brands may be harmed, which could have a material adverse effect on our business and might prevent our brands from achieving or maintaining market acceptance. While we have not encountered claims from prior users of intellectual property relating to restaurant services in areas where we operate or intend to conduct material operations, there can be no assurances that we will not encounter such claims. If so, this could harm our image, brand or competitive position and cause us to incur significant penalties and costs.

The Company's earnings and growth of alternative distribution channels depends in large part on the success of its business partners, and the Company's reputation may be harmed by actions taken by third parties.

A strategic priority is to seek opportunities to extend the Jamba brand and maximize revenue by leveraging the brand in new and complementary consumer packed product categories. These revenues will be dependent on the success of the licensed products, as well as the capability and execution of our business partner.

For example, in 2008, we launched a line of Jamba Ready-to-Drink beverages under an exclusive worldwide licensing agreement with Nestlé USA. In December 2008, Nestlé voluntarily suspended production and shipments of the beverages due to production issues. While Nestlé has announced that it is fully committed to re-assessing its Jamba Ready-to-Drink beverage proposition so that it can come back stronger and positioned for success in the future, there can be no assurance when and if this may happen.

In the future, we may enter into agreements with other companies for the retail distribution of other product categories involving the licensing of the Jamba Juice trademarks. Any execution failure by our business partner or failure to adhere to the brand experience and standards expected by our customers may damage our reputation and brand value, which may potentially affect the results of operations.

The Company's success depends on the value of the Jamba brand.

The Jamba brand practice is to inspire and simplify healthy living. We believe we must preserve and grow the value of the Jamba brand in order to be successful in building our business and particularly in building a consumer products growth platform. Brand value is based in part on consumer perceptions and the Jamba brand has been highly rated in several brand studies. Our brand building initiatives involve increasing our product offerings and opening new stores to increase awareness of our brand and create and maintain brand loyalty. If our brand building initiatives are unsuccessful, or if business incidents occur which erode consumer perceptions of our brand, then the value of our products may diminish and we may not be able to implement our business strategy.

RISKS RELATED TO THE FOOD SERVICE BUSINESS

Litigation and publicity concerning food quality, health and other issues, which can result in liabilities and also cause customers to avoid our products, which could adversely affect our results of operations, business and financial condition.

Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, allergens, illness, injury or other health concerns or operating issues stemming from one retail location or a limited number of retail locations. Adverse publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging customers from buying our products. We could also incur significant liabilities, if a lawsuit or claim results in a decision against us, or litigation costs, regardless of the result.

Food safety concerns and instances of food-borne illnesses could harm our customers, result in negative publicity and cause the temporary closure of some stores and, in some cases, could adversely affect the price and availability of fruits and vegetables, any of which could harm our brand reputation, result in a decline in revenue or an increase in costs.

We consider food safety a top priority and dedicate substantial resources towards ensuring that our customers enjoy high-quality, safe and wholesome products. However, we cannot guarantee that our internal controls and training will be fully effective in preventing all food-borne illnesses. Furthermore, our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents (such as e.coli, hepatitis A, salmonella or listeria) could occur outside of our control and at multiple locations.

Instances of food-borne illnesses, whether real or perceived, and whether at our stores or those of our competitors, could harm customers and otherwise result in negative publicity about us or the products we serve, which could adversely affect revenue. If there is an incident involving our stores serving contaminated products, our customers may be harmed, our revenue may decrease and our brand name may be impaired. If our customers become ill from food-borne illnesses, we could be forced to temporarily close some stores. If we react to negative publicity by changing our menu or other key aspects of the Jamba Juice experience, we may lose customers who do not accept those changes, and may not be able to attract enough new customers to produce the revenue needed to make our stores profitable. In addition, we may have different or additional competitors for our intended customers as a result of making any such changes and may not be able to compete successfully against those competitors. Food safety concerns and instances of food-borne illnesses and injuries caused by food contamination have in the past, and could in the future, adversely affect the price and availability of affected ingredients and cause customers to shift their preferences, particularly if we choose to pass any higher ingredient costs along to consumers. As a result, our costs may increase and our revenue may decline. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in our menu or dining experience or a temporary closure of any of our stores, could materially harm our business.

The food service industry has inherent operational risks that may not be adequately covered by insurance.

We may not be adequately insured against all risks and our insurers may not pay a particular claim. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our operations. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions, which, although we believe are standard in the food service industry, may nevertheless increase our costs.

Restaurant companies, including Jamba Juice, have been the target of class action lawsuits and other proceedings alleging, among other things, violations of federal and state workplace and employment laws. Proceedings of this nature, if successful, could result in our payment of substantial damages.

Our results of operations may be adversely affected by legal or governmental proceedings brought by or on behalf of employees or customers. In recent years, a number of restaurant companies, including Jamba Juice Company, have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace and employment matters, discrimination, tip policy and similar matters. A number of these lawsuits have resulted in the payment of substantial awards by the defendants. Similar lawsuits have been instituted against us in the past alleging violations of state and federal wage and hour laws and failure to pay for all hours worked. Although we are not currently a party to any class action lawsuits, we could incur substantial damages and expenses resulting from lawsuits, which would increase the cost of operating the business and decrease the cash available for our business.

RISKS RELATED TO OWNERSHIP OF COMMON STOCK

We currently fail to meet one of NASDAQ's listing requirements and if our common stock is delisted it could negatively impact the price of our common stock, our ability to access the capital markets, and trigger a put right.

Our common stock is currently listed on the NASDAQ Global Market. A continual listing requirement of the NASDAQ is that the bid price of our common stock not close below the minimum of $1.00 per share for a 30-consecutive business day period. We are not currently in compliance with this requirement. However, NASDAQ has suspended enforcement of this requirement until April 20, 2009. If, absent a continued suspension of this rule by NASDAQ after April 20, 2009, we fail to regain compliance with the minimum bid price requirement after enforcement of this requirement is resumed on April 20, 2009, or if at any time we fail to satisfy any of the other requirements for continued listing, our common stock could be delisted from the NASDAQ Global Market. The delisting of our common stock would significantly affect the ability of investors to trade our securities and would negatively affect the value and liquidity of our common stock.

If delisted from the NASDAQ Global Market, our common stock will likely be quoted in the over-the-counter market in the so-called "pink sheets" or quoted in the OTC Bulletin Board. In addition, our common stock would be subject to the rules promulgated under the Securities Exchange Act of 1934 relating to "penny stocks." These rules require brokers who sell securities that are subject to the rules, and who sell to persons other than established customers and institutional accredited investors, to complete required documentation, make suitability inquiries of investors and provide investors with information concerning the risks of trading in the security. These requirements could make it more difficult to buy or sell our common stock in the open market. In addition, the delisting of our common stock could materially adversely affect our ability to raise capital on terms acceptable to us or at all. Delisting from the NASDAQ Global Market could also have other negative results, including the potential loss of confidence by suppliers and employees, the loss of institutional investor interest and fewer business development opportunities.

Furthermore, delisting from the NASDAQ Global Market would trigger a put right on behalf of our lenders requiring us to repurchase 2,000,000 shares of common stock held by them at a price of $1.50 per share.

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to various factors.

Our quarterly operating results may fluctuate significantly because of various factors, including:

- the impact of inclement weather;

- changes in consumer preferences and discretionary spending;
- the timing of new franchise store openings and related revenue;
- labor availability and wages of store management and team members;
- changes in comparable store revenue and customer visits, including as a result of the introduction of new menu items;
- variations in general economic conditions, such as, for example, those relating to changes in gasoline prices;
- negative publicity about the ingredients we use or the occurrence of food-borne illnesses or other problems at our stores;
- increases in infrastructure costs;
- fluctuations in supply prices; and
- fluctuations in the fair value of the derivative liability associated with outstanding warrants.

Because of these factors, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year. Average store revenue or comparable store revenue in any particular future period may decrease. In the future, operating results may fall below the expectations of securities analysts and investors. Any failure to meet expectations, particularly for (i) comparable store sales, (ii) earnings per share, or (iii) new store openings could cause the market price of the Company's stock to drop significantly.

Results of operations may be volatile as a result of the impact of fluctuations in the fair value of our outstanding warrants from quarter to quarter.

Our outstanding warrants are classified as derivative liabilities and therefore, their fair values are recorded as derivative liabilities on our balance sheet. Changes in the fair values of the warrants will result in adjustments to the amount of the recorded derivative liabilities and the corresponding gain or loss will be recorded in our statement of operations. We are required to assess these fair values of derivative liabilities each quarter and as the value of the warrants is quite sensitive to changes in the market price of our stock, among other things, fluctuations in such value could be substantial and could cause our results to not meet the expectations of securities analysts and investors. These fluctuations will continue to impact our results of operations as described above for as long as the warrants are outstanding. The warrants will expire on June 28, 2009.

Failure of the Company's internal control over financial reporting could harm its business and financial results.

Our management is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes: (i) maintaining reasonably detailed records that accurately and fairly reflect our transactions; and (ii) providing reasonable assurance that we (a) record transactions as necessary to prepare the financial statements, (b) make receipts and expenditures in accordance with management authorizations, and (c) would timely prevent or detect any unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that we would prevent or detect a misstatement of our financial statements or fraud. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud. A significant financial reporting failure could cause an immediate loss of investor confidence in us and a sharp decline in the market price of our common stock.

Our anti-takeover provisions may delay or prevent a change of control of us, which may adversely affect the price of our common stock.

Certain provisions in our corporate documents and Delaware law may delay or prevent a change of control of us, which could adversely affect the price of our common stock. For example, we have adopted a stockholder rights plan, commonly known as a "poison pill," which would make it difficult for someone to acquire the Company without the approval of the Board of Directors. Also, the Company's amended and restated certificate of incorporation and bylaws include other anti-takeover provisions such as:

- Limitations on the ability of stockholders to amend its charter documents, including stockholder supermajority voting requirements;
- The inability of stockholders to act by written consent or to call a special meeting absent the request of the holders of a majority of the outstanding common stock;
- Advance notice requirements for nomination for election to the board of directors and for stockholder proposals; and
- The authority of its board of directors to issue, without stockholder approval, "blank check" preferred stock.

The Company is also afforded the protections of Section 203 of the Delaware General Corporation Law which prevents it from engaging in a business combination with a person who acquires at least 15% of its common stock for a period of three years from the date such person acquired such common stock, unless board of directors or stockholder approval is obtained.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company's corporate headquarters is located at 6475 Christie Avenue, Emeryville, California. This facility is occupied under a lease for approximately 36,000 square feet, at a cost of approximately $1.0 million per year and has a lease term that expires December 31, 2017.

The Company currently operates all of its stores under leases and typically signs five to 15 year leases. The Company does not intend to purchase real estate for any of its sites in the future. The Company believes that the size and flexibility of its format provide it with a competitive advantage in securing sites.

The Company currently serves its customers through a combination of Company Stores and Franchise Stores in 21 different states and the Bahamas.

	Store Count as of December 30, 2008		
	Company Stores	Franchise Stores	Total
Arizona	12	22	34
California	338	50	388
Colorado	17	6	23
Florida	22	1	23
Illinois	34	—	34
Indiana	1	—	1
Minnesota	8	1	9
New Jersey	2	2	4
Nevada	11	2	13
New York	20	1	21
Oregon	9	15	24
Utah	10	7	17
Washington	26	11	37
Wisconsin	1	—	1
Bahamas	—	1	1
Hawaii	—	34	34
Idaho	—	5	5
Massachusetts	—	1	1
North Carolina	—	3	3
Oklahoma	—	8	8
Pennsylvania	—	2	2
Texas	—	46	46
Total	511	218	729

ITEM 3. LEGAL PROCEEDINGS

The Company is party to various legal proceedings arising in the ordinary course of its business, but it is not currently a party to any legal proceeding that management believes would have a material adverse effect on the consolidated financial position or results of operations of the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of our stockholders for the fiscal quarter ended December 30, 2008.

PART II

ITEM 5. MARKET FOR JAMBA, INC.'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The shares of Jamba, Inc. common stock, warrants and units are currently quoted on the NASDAQ Global Market under the symbols JMBA, JMBAW and JMBAU, respectively. Prior to the Merger on November 29, 2006, our common stock, warrants and units were listed for trading on the American Stock Exchange under the symbols SVI, SVI.WS and SVI.U.

Each unit of Jamba, Inc. consists of one share of Jamba, Inc. common stock and one redeemable common stock purchase warrant. Jamba, Inc. warrants became separable from Jamba, Inc. common stock on July 28, 2005. Each warrant entitles the holder to purchase from Jamba, Inc. one share of common stock at an exercise price of $6.00. The Jamba, Inc. warrants will expire at 5:00 p.m., New York City time, on June 28, 2009, or earlier upon redemption.

The closing price per share of Jamba, Inc. common stock, warrants and units as reported on the NASDAQ Global Market on March 6, 2009, was $0.40, $0.01 and $0.47, respectively.

The following table sets forth, for the fiscal quarter indicated, the quarterly high and low closing sales prices of our units, common stock and warrants as reported on the NASDAQ Global Market, as applicable, for each quarter during the last two fiscal years.

	Common Stock		Warrants		Units	
	High	Low	High	Low	High	Low
2007 First Quarter	$10.66	$8.76	$4.74	$3.14	$14.56	$11.80
2007 Second Quarter	10.30	8.62	4.50	3.11	15.36	11.86
2007 Third Quarter	8.26	6.27	2.91	1.80	10.93	8.10
2007 Fourth Quarter	6.34	3.06	1.78	0.54	8.41	3.72
2008 First Quarter	3.68	2.14	0.58	0.16	4.56	1.65
2008 Second Quarter	2.64	1.13	0.25	0.06	2.85	1.11
2008 Third Quarter	1.34	0.55	0.09	0.03	1.70	0.61
2008 Fourth Quarter	0.73	0.40	0.03	0.01	1.16	0.51

We have not historically paid any cash dividends. We intend to continue to retain earnings for use in the operation and expansion of our business, and therefore do not anticipate paying any cash dividends in the foreseeable future.

As of March 6, 2009, there were 87 holders of record of our common stock, one holder of record of our units and one holder of record of our warrants.

Performance Graph

The following graph compares our cumulative total stockholder return since June 30, 2005 with the cumulative total return of (i) the NASDAQ Global Market, (ii) the Russell 2000 Index and (iii) Russell MicroCap Index. The graph assumes that the value of the investment in our common stock and each index (including reinvestment of dividends) was $100 on July 28, 2005. The Company is using the Russell MicroCap Index for the first time in its performance graph because we believe the other companies in that index are currently a better comparison for us, particularly in terms of market capitalization. We also note that due to the drop in our market capitalization, our Common Stock was excluded from the Russell 2000 Index during 2008.

COMPARISON OF 41 MONTH CUMULATIVE TOTAL RETURN*

Among Jamba Inc., The NASDAQ Composite Index,
The Russell 2000 Index And The Russell MicroCap Index


$160
$140
$120
$100
$80
$60
$40
$20
$0
7/05
9/05
12/05
3/06
6/06
9/06
1/07
3/07
6/07
9/07
1/08
3/08
6/08
9/08
12/08
Jamba Inc.
NASDAQ Composite
Russell 2000
Russell MicroCap

* $100 invested on 7/28/05 in stock or 6/30/05 in index, including reinvestment of dividends.
Indexes calculated on month-end basis.

	7/05	9/05	12/05	3/06	6/06	9/06	1/07	3/07	6/07	9/07	1/08	3/08	6/08	9/08	12/08
Jamba Inc.	100.00	101.57	101.85	145.79	141.23	126.96	138.94	130.96	130.39	100.29	52.78	37.80	26.39	12.84	6.56
NASDAQ Composite ...	100.00	105.44	108.44	115.87	108.26	112.95	121.59	122.15	130.78	136.32	132.85	114.17	115.36	102.40	77.46
Russell 2000	100.00	104.69	105.88	120.64	114.58	115.08	125.33	127.77	133.41	129.28	123.36	111.15	111.80	110.56	81.68
Russell MicroCap	100.00	106.06	107.40	122.58	114.28	113.51	125.16	126.32	130.52	124.50	115.15	100.85	97.28	96.47	69.35

ITEM 6. SELECTED FINANCIAL DATA

The table below summarizes the Company's recent financial information. The historical information was derived from the consolidated financial statements of Jamba, Inc. and subsidiary for the fiscal years ended December 30, 2008, January 1, 2008, January 9, 2007, the transition period of January 1 through January 10, 2006 and the period beginning with Jamba, Inc.'s inception (January 6, 2005) through December 31, 2005. The information for Jamba, Inc. for the fiscal year ended January 9, 2007 includes the operations for Jamba Juice Company from November 29, 2006 through January 9, 2007. The data set forth below should be read in conjunction with the consolidated financial statements and notes thereto in Item 8 and with Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7.

(In thousands, except share data and per share amounts)

Statements of Operations Data

	Fiscal Year Ended December 30, 2008	Fiscal Year Ended January 1, 2008[(1)]	Fiscal Year Ended January 9, 2007[(2)]	Period from January 1, 2006 to January 10, 2006	Period from January 6, 2005 (inception) to December 31, 2005
Revenue:					
Company stores	$ 333,784	$ 306,035	$ 22,064	$ —	$ —
Franchise and other revenue	9,106	11,174	1,051	—	—
Total revenue	342,890	317,209	23,115	—	—
Costs and operating expenses:					
Cost of sales	89,163	84,226	6,039	—	—
Labor	120,251	102,661	8,524	—	—
Occupancy	44,868	37,458	3,590	—	—
Store operating	43,714	39,942	4,222	—	—
Depreciation and amortization	24,717	19,168	1,878	—	—
General and administrative	48,057	48,384	6,195	—	—
Store pre-opening	2,044	5,863	285	—	—
Impairment of long-lived assets	27,802	1,550	—	—	—
Store lease termination and closure	10,029	718	—	—	—
Trademark and goodwill impairment	84,061	200,624	—	—	—
Other operating	3,817	4,806	675	—	—
Formation and operating	—	—	—	6	197
Total costs and operating expenses	498,523	545,400	31,408	6	197
Loss from operations	(155,633)	(228,191)	(8,293)	(6)	(197)
Other income (expense):					
Gain (loss) on derivative liabilities	7,895	59,424	(57,383)	173	2,125
Interest income	365	3,517	4,177	92	1,453
Interest expense	(2,064)	(181)	(71)	—	—
Total other income (expense)	6,196	62,760	(53,277)	265	3,578
Income (loss) before income taxes	(149,437)	(165,431)	(61,570)	259	3,381
Income tax benefit (expense)	274	52,135	2,544	38	(85)
Net income (loss)	$ (149,163)	$ (113,296)	$ (59,026)	$ 297	$ 3,296
Weighted-average shares used in the computation of earnings (loss) per share:					
Basic	53,252,855	52,323,898	24,478,384	21,000,000	11,777,489
Diluted	53,252,855	52,323,898	24,478,384	23,703,268	13,049,709
Earnings (loss) per share:					
Basic	$ (2.80)	$ (2.17)	$ (2.41)	$ 0.01	$ 0.28
Diluted	$ (2.80)	$ (2.17)	$ (2.41)	$ 0.01	$ 0.25

(1) Due to the Company's change in fiscal year, the fiscal year ended January 1, 2008 contains the results of operations for a 51-week year.

(2) The information for the Company for the fiscal year ended January 9, 2007 includes operations for Jamba Juice Company from November 29, 2006 through January 9, 2007. The information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes. Proforma information can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7.

Selected Balance Sheet Data (at period end)

	December 30, 2008	January 1, 2008	January 9, 2007	January 10, 2006	December 31, 2005
Cash and cash equivalents	$ 20,822	$ 23,016	$ 87,379	$ 977	$ 977
Cash held in trust	—	—	—	128,266	128,174
Total assets	145,720	275,002	467,553	129,339	129,208
Note payable	22,829	—	—	—	—
Total liabilities, including $25,241 of common stock subject to possible redemption as of January 10, 2006 and December 31, 2005	105,299	91,494	181,678	39,232	39,398
Total stockholders' equity	40,421	183,508	285,875	90,107	89,810
Total liabilities and stockholders' equity	145,720	275,002	467,553	129,339	129,208

Jamba Juice Company

The historical information was derived from the consolidated financial statements of Jamba Juice Company as of November 28, 2006 and for the period from June 28, 2006 through November 28, 2006 and as of and for the fiscal years ended June 27, 2006, June 28, 2005 and June 29, 2004 (53 weeks). The information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes. The historical results included below are not indicative of the future performance of Jamba Juice Company.

(In thousands)

	Period From June 28, 2006 to November 28, 2006	Fiscal Years Ended[1]		
		June 27, 2006	June 28, 2005	June 29, 2004
Statements of Operations Data:				
Revenue:				
Company stores	$116,967	$243,668	$202,073	$165,856
Franchise and other revenue	4,894	9,337	6,976	6,922
Total revenue	121,861	253,005	209,049	172,778
Costs and operating expenses:				
Cost of sales	29,983	61,034	51,299	39,253
Labor	37,078	79,664	67,327	55,441
Occupancy	12,672	26,982	21,119	14,486
Store operating	13,208	28,920	26,525	19,819
Depreciation and amortization	5,946	12,905	10,355	7,719
General and administrative	14,773	30,011	25,113	23,278
Store pre-opening	1,031	2,677	3,077	2,659
Other operating	2,093	4,145	1,399	4,939
Total costs and operating expenses	116,784	246,338	206,214	167,594
Income from operations	5,077	6,667	2,835	5,184
Other income (expense):				
Interest income	79	115	51	59
Interest expense	(382)	(1,203)	(829)	(547)
Total other expense	(303)	(1,088)	(778)	(488)
Income before income taxes	4,774	5,579	2,057	4,696
Income tax (expense) benefit	(2,558)	(2,601)	(1,972)	12,250
Net income	$ 2,216	$ 2,978	$ 85	$ 16,946
Selected Balance Sheet Data (at period end):				
Total assets	$114,915	$106,102	$ 93,267	$ 72,172
Long-term debt and other	12,054	11,242	22,365	11,386
Total liabilities	74,993	68,801	59,513	39,034
Convertible redeemable preferred stock	52,162	52,162	52,162	52,162
Total common stockholders' deficit	(12,240)	(14,861)	(18,408)	(19,024)
Total liabilities and common stockholders' deficit	114,915	106,102	93,267	72,172

(1) Fiscal 2004 includes 53 weeks. All other fiscal years are 52 week periods.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with Part II, Item 6 "Selected Financial Data" and our audited consolidated financial statements and the related notes thereto included in Item 8 "Financial Statements and Supplementary Data." In addition to historical consolidated financial information, this discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Actual results could differ from these expectations as a result of factors including those described under Item 1A, "Risk Factors," "Special Note Regarding Forward-Looking Statements" and elsewhere in this Form 10-K.

JAMBA, INC. OVERVIEW

Jamba, Inc. (formerly called Services Acquisition Corp. International, "SACI") is a holding company and through its wholly-owned subsidiary, Jamba Juice Company, owns and franchises Jamba Juice stores. We believe we are the leading retailer of premium quality blended-to-order fruit smoothies, squeezed-to-order juices, blended beverages and healthy snacks. As of December 30, 2008, we had 729 Jamba Juice stores, of which 511 were Company Stores and 218 were Franchise Stores.

We acquired Jamba Juice Company on November 29, 2006 through a merger transaction. The merger transaction was accounted for as a purchase business combination with Jamba, Inc. acquiring Jamba Juice Company.

We are providing results of operations for both the Company and Jamba Juice Company. Our results of operations are presented for four fiscal periods from January 10, 2006 to our most recent fiscal year end, which was December 30, 2008. The most recent of the four fiscal periods is our fiscal year ended December 30, 2008. The prior period presented is our fiscal year ended January 1, 2008. The second prior period presented is our fiscal year ended January 9, 2007, which, because of our acquisition of Jamba Juice Company on November 29, 2006, include the operations of Jamba Juice Company for a six-week period from November 29, 2006 to January 9, 2007. Finally, the fourth fiscal period presented is the ten day transition period from January 1, 2006 to January 10, 2006 which resulted from our initial change in fiscal year which we had implemented with the acquisition.

Fiscal Year

Our fiscal year ends on the Tuesday closest to December 31st and therefore we have a 52 or 53 week fiscal year with the first fiscal quarter being sixteen weeks, the second and third quarters being twelve weeks, and the fourth quarter being twelve or thirteen weeks. Effective June 7, 2007, we changed our fiscal year end from the second Tuesday following December 31 and, as a result, the fourth fiscal quarter of fiscal 2007 was an eleven-week period. We believe that the one week difference in our fiscal year change is insignificant for comparison purposes and would not be material to reporting the overall financial condition or operating results of our Company as a whole. Unless otherwise stated, references to years in the report relate to fiscal years rather than to calendar years. The following fiscal periods are presented in this report.

Fiscal Period	Period Covered	Weeks
Fiscal Year 2008	January 2, 2008 to December 30, 2008	52
Fiscal Year 2007	January 10, 2007 to January 1, 2008	51
Fiscal Year 2006	January 11, 2006 to January 9, 2007	52
Transition Period	January 1, 2006 to January 10, 2006	

All references to store counts, including data for new store openings, are reported net of related store closures, unless otherwise noted.

EXECUTIVE OVERVIEW

Fiscal 2008 Financial Results Summary

- Consolidated revenue growth of 8.1% to $342.9 million driven primarily by new Company Store openings and acquisitions.
- Comparable Company Store sales decreased 8.1% for the year with a declining trend over the course of the year.
- Loss from operations of $155.6 million. Loss from operations includes loss of $27.8 million from impairment of long-lived assets, loss of $84.0 million from impairment of goodwill, trademark and other intangibles, loss of $10.0 million from store lease termination and closure costs and $4.2 million in non-cash share-based compensation.
- Net loss of $149.2 million.
- Diluted loss per share of $(2.80).
- General and administrative expense as a percent of total revenue was 14.0%. General and administrative expense include a restructuring charge of $2.2 million associated with severance payable as a result of a reduction of the Company's workforce and $2.1 million related to the acceleration of stock options.

Fiscal 2008 Challenges

During 2008, we experienced significant declines in our overall business results. We believe such declines have occurred as recent events such as the housing and financial market crisis, rising unemployment, higher costs for consumer staples, and the general decline in consumer confidence all contributed to a deepening economic recession, which has driven a significant adverse impact in consumer discretionary spending and, as a result, in reduced consumer traffic in our stores. Decreases in consumer traffic not only adversely affect our revenue, but caused a de-leveraging of our fixed expenses such as occupancy costs, thereby negatively affecting our operating margins. In addition to the challenging economic conditions, we continued to suffer weather-driven sales volatility and strong competition, particularly in selected markets.

We also believe several operational factors contributed to our operating results in fiscal 2008. Our business model and growth strategy of heavy focus on Company Stores with less emphasis on Franchise Stores, and the associated cost structure of operating Company Stores caused a disproportionate effect with fiscal 2008's adverse economic conditions. We were also disappointed with the performance of many of our 99 newer stores, which we attribute, in part, to site selection decisions which also compromised our existing Company Stores. These factors, when combined with the unprecedented economic turmoil experienced in fiscal 2008, led to significant profitability challenges and disappointing financial results.

Fiscal 2008 Accomplishments

Since August 2008, when Steven R. Berrard, the Company's Chairman of the Board, served as interim President and Chief Executive Officer of the Company, we have embarked on several revitalization activities to position the Company for future success. Through fiscal 2008, our revitalization strategy focused on:

Enhancing and managing our liquidity. In September 2008, we completed a $25 million senior debt financing which strengthened our financial position. We also took several cost-cutting actions to improve our working capital position. We also reduced our capital expenditures and moved toward for the short-term, making future capital expenditures discretionary in nature.

Changing our business model. We announced a goal of becoming more evenly weighted between Company Stores and Franchise Stores. We also implemented more stringent site selection criteria for future Company Store development. We also increased the priority to leverage the Jamba brand through consumer products licensing.

Improving our Company Store financial performance. We implemented several store-level savings initiatives designed to, among other things: lower costs of goods sold through reformulations and waste improvements; improve store labor savings through operational simplifications, provide better wage and benefit management, and realize the positive effect of our labor planning system; achieve rent and occupancy savings through re-negotiations with landlords and store closures; and reduce controllable and other store costs as a result of better cost controls and processes and the re-negotiations of service contracts.

Reducing our general and administrative expenses. We have eliminated positions and implemented other cost reduction activities. We have also identified technology enhancements that should improve our efficiencies by automating current manual processes. We believe the actions we have taken to date put us on track to achieve our 2009 target for G&A expense to be less than 10% of total revenue, before share-based compensation expenses.

Hiring a permanent CEO and strengthening the management team. In fiscal 2008, we experienced significant changes in our executive management team, including the departure of our chief executive officer, chief financial officer, senior vice president, operations, senior vice president and chief marketing and brand officer, and senior vice president, development. On December 1, 2008, James D. White joined the Company as President and Chief Executive Officer. In addition, as a result of the above-referenced departures, we internally promoted other members of the executive team and increased their responsibilities. We believe this executive team can execute on our revitalization strategies.

Fiscal 2009 and Beyond

In fiscal 2009, we will continue to focus and execute on our revitalization efforts. To that end, the strategic priorities for fiscal 2009, which are described in more detail in *Part I, Item 1 "Business,"* include:

- building a customer first "operationally focused" service culture;
- building a retail food capability across all four day parts (breakfast, lunch, afternoon, and dinner);
- accelerating the development of franchise and non-traditional stores;
- building a consumer products growth platform; and
- continuing to implement a disciplined expense reduction plan.

There is significant uncertainty with respect to the economy in fiscal 2009. While our revitalization plan addresses factors we can control, we can only mitigate the significant effect an adverse economic environment has on most retailers, including those dependent to a large extent on discretionary consumer spending. Accordingly, we expect to report flat or negative comparable store sales for fiscal 2009. We are also targeting:

- Cost of sales at or below 26% of Company Store revenue after giving effect to increased cost pressure on commodities.
- Labor costs at or below 34% of Company Store revenue.
- Other controllable costs at or below 3.5% of Company Store revenue.
- General and administrative expenses at or below 10% of total revenue, before share-based compensation expense.

We also plan minimal new Company Stores development and 50 or more new Franchise Stores, mostly in the non-traditional format.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the appropriate application of certain accounting policies, many of which require management to make estimates and assumptions about future events and its impact on amounts reported in the Company's consolidated financial statements and related notes. Since future events and their impact cannot be determined with certainty, actual results may differ from management's estimates. Such differences may be material to the consolidated financial statements.

Management of the Company believes its application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are periodically reevaluated, and adjustments are made when facts and circumstances dictate a change.

The Company's accounting policies are more fully described in Note 1 "Business and Summary of Significant Accounting Policies" in the "Notes to the Consolidated Financial Statements," included elsewhere in this annual report on Form 10-K ("2008 Form 10-K"). The Company considers the following policies to be the most critical in understanding the judgments that are involved in preparing the consolidated financial statements.

Impairment of Long-Lived Assets

Long-lived assets, including leasehold improvements, and other fixed assets are reviewed for impairment when indicators of impairment are present. Expected cash flows associated with an asset, in addition to other quantitative and qualitative analyses are the key factors in determining the recoverability of the asset. Identifiable cash flows are measured at the individual store level. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance. Management's estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, changes in economic conditions, changes to our business model or changes in operating performance. If the sum of the undiscounted cash flows is less than the carrying value of the asset, we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset.

The Company recorded $27.8 million, $1.6 million and $0 in long-lived asset impairment charges during fiscal 2008, fiscal 2007 and fiscal 2006, respectively.

Trademark, Goodwill and Other Intangible Asset Impairment

The Company accounts for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. As required by SFAS No. 142, the Company tests for goodwill impairment annually (at year-end) or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The required two-step approach uses accounting judgments and estimates of future operating results. Changes in estimates or the application of alternative assumptions could produce significantly different results. Impairment testing is done at a reporting unit level. An impairment loss generally is recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. The estimates and judgments that most significantly affect the fair value calculation are assumptions related to revenue growth, discount rate, public-market trading multiples and control premiums. The fair value of the reporting unit is reconciled to the Company's market capitalization plus an estimated control premium.

Trademarks are not subject to amortization and are tested for impairment annually (at year-end), or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company performed its test for impairment on trademarks by comparing the fair value of the trademarks to their carrying amounts. An impairment loss is generally recognized when the carrying amount of the trademarks is less than the fair value. The fair value of trademarks was estimated using the income approach-relief from royalty method, which is based on the projected cost savings attributable to the ownership of the trademarks.

As a result of the evaluation of goodwill and trademarks, the Company recorded a non-cash impairment charge of $1.4 million and $82.6 million related to goodwill and trademarks, respectively, in fiscal 2008. The

Company also recorded a non-cash impairment charge of $111.0 million and $89.6 million related to goodwill and trademarks, respectively, in fiscal 2007.

Intangible assets subject to amortization (primarily franchise agreements, employment/nonsolicitation agreements, reacquired franchise rights and a favorable lease portfolio) are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Intangible assets are amortized over their estimated useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise realized. Estimated useful lives for the franchise agreements are 13.4 years. The useful life of reacquired franchise rights is the remaining term of the respective franchise agreement. The useful life of the favorable lease portfolio is based on the related lease term.

Rent Expense

Minimum rental expenses are recognized over the term of the lease. We recognize minimum rent starting when possession of the property is taken from the landlord, which normally includes a construction period prior to store opening. When a lease contains a predetermined fixed escalation of the minimum rent, we recognize the related rent expense on a straight-line basis and record the difference between the recognized rental expense and the amounts payable under the lease as deferred rent liability. We also receive tenant allowances which are included in deferred rent liability. Tenant allowances are amortized as a reduction to rent expense in the consolidated statements of operation over the term of the lease.

Certain leases provide for contingent rents that are not measurable at inception. These contingent rents are primarily based on a percentage of revenue that are in excess of a predetermined level. These amounts are excluded from minimum rent and are included in the determination of rent expense when it is probable that the expense has been incurred and the amount can be reasonably estimated.

Jambacard Revenue Recognition

The Company, through its subsidiary Jamba Juice Company, sells jambacards to its customers in its retail stores and through its website at www.jambajuice.com. The Company's jambacards do not have an expiration date. The Company recognizes income from jambacards when (i) the jambacard is redeemed by the customer or (ii) the likelihood of the jambacard being redeemed by the customer is remote (also referred to as "breakage") and it determines that it does not have a legal obligation to remit the value of unredeemed jambacards to the relevant jurisdictions. Management of the Company establishes when redemption is determined to be remote based upon historical redemption patterns. Management of the Company has evaluated the redemption patterns associated with its jambacards and has concluded that redemptions become remote after three years of inactivity. As a result, the Company recognized income from jambacard breakage of $2.1 million in fiscal 2008, $1.5 million in fiscal 2007 and $0.3 million in fiscal 2006. Jambacard breakage income is recorded as a reduction in other operating expenses in our consolidated statements of operations.

Jamba Juice Company has sold the jambacard since November of 2002. The jambacard works as a reloadable gift or debit card. At the time of the initial load, in an amount between $5 and $500, the Company records an obligation that is reflected as jambacard liability on the consolidated balance sheets. The Company relieves the liability and records the related revenue at the time a customer redeems any part of the amount on the card. The card does not have any expiration provisions and is not refundable, except as otherwise required by law.

Self-Insurance Reserves

The Company was self-insured through September 30, 2008 for existing and prior years' exposures related to workers' compensation, and healthcare benefits. Liabilities associated with the risks that the Company retains are estimated in part, by considering historical claims experience, demographic factors, severity factors, and other actuarial assumptions. The estimated accruals for these liabilities are based on statistical analyses of historical industry data as well as our actual historical trends. If actual claims experience differs from our assumptions, historical trends, and estimates, changes in our insurance reserves would impact the expense recorded in our consolidated statements of operations. The Company changed to a guaranteed cost program for workers compensation effective October 1, 2008.

Income Taxes

The provision for income taxes is determined in accordance with the provisions of SFAS No. 109, *Accounting for Income Taxes.* Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date. In establishing deferred income tax assets and liabilities, management of the Company makes judgments and interpretations based on enacted tax laws and published tax guidance applicable to the Company's operations. The Company records deferred tax assets and liabilities and evaluates the need for valuation allowances to reduce deferred tax assets to estimated realizable amounts. Changes in the Company's valuation of the deferred tax assets or changes in the income tax provision may affect its annual effective income tax rate.

A valuation allowance is provided for deferred tax assets when it is "more likely than not" that some portion of the deferred tax asset will not be realized. Because of the Company's recent history of operating losses, management believes the recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not likely to be realized and, accordingly, has provided a valuation allowance. A full valuation allowance has been recorded for the net deferred tax assets at December 30, 2008, which increases the valuation allowance by $59.7 million for the fiscal year ended December 30, 2008.

In July 2006, the FASB issued Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes.* FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financials in accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This pronouncement also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Effective January 10, 2007, the Company adopted the provisions of FIN No. 48 and the provisions of FIN No. 48 have been applied to all income tax positions commencing that date. There was no effect on beginning retained earnings of applying the provisions of FIN No. 48 in the consolidated balance sheets as of January 10, 2007. The Company classifies estimated interest and penalties related to the underpayment of income taxes as a component of income tax expense in the accompanying consolidated statements of operations.

Prior to fiscal 2007, the Company determined its tax contingencies in accordance with SFAS No. 5, *Accounting for Contingencies*. The Company recorded estimated tax liabilities to the extent the contingencies were probable and could be reasonably estimated.

Share-based compensation

The Company accounts for share-based compensation under SFAS No. 123R, *"Share-Based Payment"* ("SFAS 123R"). The fair value of options granted is estimated at the date of grant using a Black-Scholes option-pricing model. Option valuation models, including Black-Scholes, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility and the expected life of the award. The risk-free rate of interest is based on the zero coupon U.S. Treasury rates appropriate for the expected term of the award. Expected dividends are zero based on history of not paying cash dividends on the Company's common stock. Expected volatility is based on a 50/50 blend of historic, daily stock price observations of the Company's common stock since its inception and historic, daily stock price observations of the Company's peers (companies in Jamba Juice Company's industry that are viewed as a "concept" and a leader in the premium, specialty growth segment) during the period immediately preceding the share-based award grant that is equal in length to the award's expected term. SFAS 123R also requires that estimated forfeitures be included as a part of the grant date estimate. We use historical data to estimate expected employee behaviors related to option exercises and forfeitures. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models or assumptions, nor is there a means to compare and adjust the estimates to actual values, except for annual adjustments to reflect actual forfeitures.

Accounting for Warrants and Derivative Instruments

On July 6, 2005, the Company consummated its initial public offering of 15,000,000 warrants (the "Warrants"). On July 7, 2005, the Company consummated the closing of an additional 2,250,000 warrants that were subject to the underwriters' over-allotment option. Each Warrant entitles the holder to purchase from the Company one share of its common stock at an exercise price of $6.00 per share and expires on June 28, 2009. These Warrants are freely traded on the NASDAQ Global Market under the symbol "JMBAW."

The Company sold to the representative of the underwriter, for $100, an option to purchase up to a total of 750,000 units (the "Units"). Each Unit consists of one share of common stock and one redeemable common stock purchase warrant ("Embedded Warrants"). The Embedded Warrants issuable upon exercise of this option are identical to those sold in the initial public offering, except that the Embedded Warrants have an exercise price of $7.50 (125% of the exercise price of the Warrants). These Units are freely traded on the NASDAQ Global Market under the symbol "JMBAU." This option is exercisable at $10.00 per Unit and expires on June 29, 2010.

The Emerging Issues Task Force ("EITF") Issue No. 00-19, *Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company's Own Stock* ("EITF 00-19"), requires freestanding contracts that are settled in a company's own stock, including common stock warrants, to be designated as an equity instrument, asset, or a liability. Under the provisions of EITF 00-19, a contract designated as an asset or a liability must be carried at fair value on a company's balance sheet, with any changes in fair value recorded in the company's results of operations. A contract designated as an equity instrument must be included within equity, and no fair value adjustments are required from period to period. In accordance with EITF 00-19, the 17,250,000 Warrants issued to purchase common stock are separately accounted for as liabilities. The fair value of these Warrants is shown on the Company's consolidated balance sheets and the unrealized changes in the values of these derivatives are shown in the Company's consolidated statements of operations as "Gain (loss) on derivative liabilities." Since these warrants are freely traded on the NASDAQ Global Market, the fair value of the Warrants is estimated based on the market price of a warrant at each period-end. To the extent that the market price increases or decreases, the Company's derivative liabilities will also increase or decrease, impacting the Company's consolidated statements of operations.

Fair values for exchange-traded securities and derivatives are based on quoted market prices. Where market prices are not readily available, fair values are determined using market-based pricing models incorporating readily observable market data and requiring judgments and estimates. The option to purchase 750,000 shares is considered an equity instrument, as the underlying shares do not need to be registered, and all other criteria to be accounted for as an equity instrument have been fulfilled. The accounting for the Embedded Warrants follows the same accounting guidelines as the 17,250,000 warrants discussed previously, and is considered a liability in accordance with EITF 00-19.

The Company used the fair value to estimate the fair value of the Embedded Warrants as of January 9, 2007 and used the Black-Scholes pricing model for all other reporting periods. Option valuation models, including

Black-Scholes, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the fair value. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award. The risk-free rate of interest is based on the zero coupon U.S. Treasury rates appropriate for the expected term of the award and was 0.5% as of December 30, 2008, 3.1% as of January 1, 2008, and 4.7% as of January 9, 2007. Expected dividends are zero based on history of not paying cash dividends on the Company's common stock. The Company does not have any plans to pay dividends in the future. The expected term was determined to be the remaining contractual life of the option or derivative of 1.5 years as of December 30, 2008, 2.5 years as of January 1, 2008, and 3.5 years as of January 9, 2007.

Due to its limited trading history as an operating entity, the Company uses volatility rates based on a 50/50 blend of historic, daily stock price observations of the Company's common stock since its inception and historic, daily stock price observations of the Company's peers (companies in Jamba Juice Company's industry that are viewed as a "concept" and a leader in the premium, specialty growth segment) for a period prior to the balance sheet date that is equal in length to the expected term. Prior to the Merger, the Company used volatility rates based upon a sample of comparable special purpose acquisition corporations. The volatility factor used in Black-Scholes has a significant effect on the resulting valuation of the derivative liabilities on the Company's consolidated balance sheets. The volatility index used for the calculation was 71.6% as of December 30, 2008, 42.6% as of January 1, 2008, and 34.4% as of January 9, 2007. The Company used the relative fair value to estimate the fair value of the Embedded Warrants as of January 9, 2007 and used the Black-Scholes pricing model for all other reported periods. Relative fair value is estimated as the difference between the closing market price of the Company's common stock and the exercise price of the derivative. The Company's stock price and volatility estimates will likely change in the future, and will therefore affect the derivative liabilities recorded. To the extent that the Company's stock price increases or decreases, its derivative liabilities will also increase or decrease, absent any change in volatility rates and risk-free interest rates.

The estimated fair value of the warrants was $0.1 million, $9.3 million and $69.5 million as of December 30, 2008, January 1, 2008, and January 9, 2007, respectively. The estimated fair value of the Embedded Warrants was $0 as of December 30, 2008 and January 1, 2008 and $1.7 million as of January 9, 2007. Such amounts are recorded as derivative liabilities in the consolidated balance sheets.

The Company issued new warrants to purchase 304,581 shares of Company common stock (the "Rolled-Over Warrants") on November 29, 2006, in exchange for the then outstanding warrants of Jamba Juice Company. These Rolled-Over Warrants contained terms and expiration dates that were substantially similar to the terms contained in the original Jamba Juice Company warrants. Since the Rolled-Over Warrants do not contain a requirement to register the underlying shares and none of the other criteria that would require the Rolled-Over Warrants to be treated as derivative instruments have been met, the Rolled-Over Warrants are considered an equity instrument and were recorded as part of the purchase price of Jamba Juice Company at their acquisition date estimated fair value of $2.3 million.

JAMBA, INC. RESULTS OF OPERATIONS—FISCAL 2008 COMPARED TO FISCAL 2007

The discussion that follows should be read in conjunction with the consolidated financial statements and notes thereto. Our consolidated results of operations for fiscal 2008 and 2007 are summarized below.

(In thousands, except share data and per share amounts)

	Fiscal year ended			
	December 30, 2008	%(1)	January 1, 2008	%(1)
Revenue:				
Company stores	$ 333,784	97.3%	$ 306,035	96.5%
Franchise and other revenue	9,106	2.7%	11,174	3.5%
Total revenue	342,890	100.0%	317,209	100.0%
Costs and operating expenses:				
Cost of sales	89,163	26.7%	84,226	27.5%
Labor	120,251	36.0%	102,661	33.5%
Occupancy	44,868	13.4%	37,458	12.2%
Store operating	43,714	13.1%	39,942	13.1%
Depreciation and amortization	24,717	7.2%	19,168	6.0%
General and administrative	48,057	14.0%	48,384	15.3%
Store pre-opening	2,044	0.6%	5,863	1.8%
Impairment of long-lived assets	27,802	8.1%	1,550	0.5%
Store lease termination and closure	10,029	2.9%	718	0.2%
Trademark and goodwill impairment	84,061	24.5%	200,624	63.2%
Other operating	3,817	1.1%	4,806	1.5%
Total costs and operating expenses	498,523	145.4%	545,400	171.9%
Loss from operations	(155,633)	(45.4)%	(228,191)	(71.9)%
Other income (expense):				
Gain from derivative liabilities	7,895	2.3%	59,424	18.7%
Interest income	365	0.1%	3,517	1.1%
Interest expense	(2,064)	(0.6)%	(181)	(0.1)%
Total other income, net	6,196	1.8%	62,760	19.7%
Loss before income taxes	(149,437)	(43.6)%	(165,431)	(52.2)%
Income tax benefit	274	0.1%	52,135	16.4%
Net loss	$ (149,163)	(43.5)%	$ (113,296)	(35.8)%
Weighted-average shares used in the computation of loss per share:				
Basic	53,252,855		52,323,898	
Diluted	53,252,855		52,323,898	
Loss per share:				
Basic	$ (2.80)		$ (2.17)	
Diluted	$ (2.80)		$ (2.17)	

(1) Cost of sales, labor, occupancy and store operating expense percentages are calculated using Company Stores revenue. All other line items are calculated using Total revenue. Certain percentage amounts do not sum to total due to rounding.

Revenue
(in 000's)

	Year Ended December 30, 2008	% of Total Revenue	Year Ended January 1, 2008	% of Total Revenue
Revenue:				
Company stores	$333,784	97.3%	$306,035	96.5%
Franchise and other revenue	9,106	2.7%	11,174	3.5%
Total revenue	$342,890	100.0%	$317,209	100.0%

Total revenue is comprised of revenue from Company Stores and royalties and fees from Franchise Stores. Total revenue increased 8.1% to $342.9 million for fiscal 2008, compared to $317.2 million for the prior year. Company Store revenue increased 9.1% to $333.8 million compared to $306.0 million for the prior year. The increase in Company Store revenue is primarily associated with the impact from the increased net number of Company Stores operating in fiscal 2008 as compared to the prior year. The net number of Company Stores operating in fiscal 2008 is comprised of the opening of 35 new Company Stores during fiscal 2008, the full year impact of 99 new Company Stores opened during fiscal 2007, and the full year impact of 34 former Franchise Stores acquired by the Company in fiscal 2007, partially offset by the closures of 38 Company Stores in fiscal 2008, three of which occurred during the first fiscal 2008 quarter, 11 of which occurred during the second fiscal 2008 quarter, two of which occurred during the third fiscal 2008 quarter, and 22 of which occurred during the fourth fiscal 2008 quarter. Company Store comparable sales decreased by (8.1)% for fiscal 2008. Company Store comparable sales represents the change in year-over-year sales for all Company Stores opened for at least 13 full fiscal periods. At the end of fiscal 2008, 94% of our Company Stores base had been open for at least 13 full fiscal periods. The decrease in Company Store comparable sales was driven primarily by a decrease in transaction count, partially offset by an increase in average check.

Franchise and other revenue decreased 18.5% to $9.1 million for fiscal 2008, compared to $11.2 million for the prior year. The number of Franchise Stores as of December 30, 2008 and January 1, 2008 was 218 and 206, respectively. The decrease in franchise and other revenue in fiscal 2008 compared to the prior year was attributable to $1.3 million deferred royalties from JJC Florida, LLC recognized in fiscal 2007 and the decreased royalty revenue in fiscal 2008 of existing Franchise Stores. As Franchise Stores are operated similarly and are experiencing similar market conditions as Company Stores, the mature Franchise Stores will be experiencing similar year-over-year decreases in revenue.

Cost of Sales
(in 000's)

	Year Ended December 30, 2008	% of Company Store Revenue	Year Ended January 1, 2008	% of Company Store Revenue
Cost of sales	$89,163	26.7%	$84,226	27.5%

Cost of sales is mostly comprised of fruit, dairy and other products used to make smoothies and juices, as well as paper products. Cost of sales increased 5.9% to $89.2 million for fiscal 2008, compared to $84.2 million for the prior year. The $4.9 million increase in cost of sales was due primarily to the increase in Company Store sales as a result of the increased net number of Company Stores operating in fiscal 2008 as compared to the prior year. Despite increases in commodities prices, as a percentage of Company Store revenue, costs of sales decreased to 26.7% for fiscal 2008 compared to 27.5% for the prior year. The decrease of cost of sales as a percentage of Company Store revenue was accomplished in several ways, including a favorable net impact as a result of the product mix shift to higher margin products, price increases taken during fiscal 2008, reduction in waste through improved inventory management, and several cost savings initiatives implemented in fiscal 2008.

Labor
(in 000's)

	Year Ended December 30, 2008	% of Company Store Revenue	Year Ended January 1, 2008	% of Company Store Revenue
Labor	$120,251	36.0%	$102,661	33.5%

Labor costs are comprised of store management salaries and bonuses, hourly team member payroll, training costs and other associated fringe benefits. Labor costs increased 17.1% to $120.3 million for fiscal 2008 compared to $102.7 million for the prior year. The $17.6 million increase in labor costs was due primarily to the increased net number of Company Stores operating in fiscal 2008 as compared to the prior year and the effect of state and federal minimum wage increases that occurred during fiscal 2008 at new and existing Company Stores which was partially offset by reduced improved labor management in those stores. The increase in labor costs as a percentage of Company Store revenue to 36.0% for fiscal 2008 as compared to 33.5% for the prior year was due to a combination of the deleverage of the fixed portion of labor costs resulting from the decrease in Company Store comparable sales and federal and state minimum wage increases affecting most states in which we operate. Although there is an additional federal minimum wage adjustment scheduled to become effective in July 2009, we do not anticipate the July 2009 adjustment will materially affect labor cost in fiscal 2009 because the states in which we have the highest concentrations of employees have already adjusted their state minimum wages to levels that equal or exceed the new Federal minimum wage rate that will take effect in July 2009.

Occupancy
(in 000's)

	Year Ended December 30, 2008	% of Company Store Revenue	Year Ended January 1, 2008	% of Company Store Revenue
Rent	$35,235		$30,224	
Common area maintenance, real estate taxes, licenses and insurance	9,633		7,234	
Total occupancy	$44,868	13.4%	$37,458	12.2%

Occupancy costs include both fixed and variable portions of rent, real estate taxes, property insurance and common area maintenance charges for all Company Store locations. Occupancy costs increased 19.8% to $44.9 million for fiscal 2008 compared to $37.5 million for the prior year. The $7.4 million increase in occupancy costs was due to the increased net number of Company Stores operating in fiscal 2008 as compared to the prior year. The increase in occupancy costs as a percentage of Company Store revenue to 13.4% in fiscal 2008 as compared to 12.2% for the prior year was primarily due to the deleverage of the fixed portion of occupancy costs resulting from the decrease in Company Store comparable sales.

Store Operating
(in 000's)

	Year Ended December 30, 2008	% of Company Store Revenue	Year Ended January 1, 2008	% of Company Store Revenue
Marketing expenses	$ 8,656		$ 9,600	
Utilities	11,490		9,325	
Repairs and maintenance	5,906		4,144	
Credit card fees	3,869		3,504	
Other	13,793		13,369	
Total store operating	$43,714	13.1%	$39,942	13.1%

Marketing expenses decreased by 9.8% to $8.7 million for fiscal 2008 compared to $9.6 million for the prior year. The $0.9 million decrease in marketing expenses was primarily due to lower promotional spending during fiscal 2008 compared to fiscal 2007 as part of the Company's cost-saving initiatives.

Utilities expense increased by 23.2% to $11.5 million for fiscal 2008 compared to $9.3 million for the prior year. The $2.2 million increase in utilities expense was primarily due to an increase in the net number of Company Stores operating in fiscal 2008.

Repairs and maintenance expense increased by 42.5% to $5.9 million for fiscal 2008 compared to $4.1 million for the prior year. The $1.8 million increase in repairs and maintenance expense was primarily due to an increase in the net number of Company Stores operating in fiscal 2008 and the consolidation of "refurbishment" costs into "repair and maintenance" costs in fiscal 2008 where such refurbishment costs were classified as Store Operating "other" expenses in fiscal 2007.

Credit card fees increased by 10.4% to $3.9 million for fiscal 2008 compared to $3.5 million for the prior year. The $0.4 million increase in credit card fees was primarily due to an increase in the volume of total credit card transactions partially offset by lower credit card fees per transaction as a result of renegotiated terms with our credit card processing provider.

Other store operating expenses increased by 3.2% to $ 13.8 million for fiscal 2008 compared to $13.4 million for the prior year. The $0.4 million increase in other store operating expense was primarily due to an increase in the net number of Company Stores operating in fiscal 2008 partially offset by savings resulting from various cost savings initiatives and the treatment of refurbishment costs as described above.

Total store operating expenses increased 9.4% to $43.7 million for fiscal 2008 compared to $39.9 million for the prior year. The $3.8 million increase in total store operating expenses was primarily due to the increased net number of Company Stores operating in fiscal 2008 as compared to the prior year.

Total store operating expenses remained constant as a percentage of Company Store revenue for fiscal 2008 as compared to the prior year primarily due to decreases in national and local marketing expenses and cost savings initiatives implemented in fiscal 2008, partially offset by the deleverage of the fixed portion of store operating expenses resulting from the decrease in Company Store comparable sales.

Depreciation and Amortization
(in 000's)

	Year Ended December 30, 2008	% of Total Revenue	Year Ended January 1, 2008	% of Total Revenue
Depreciation and amortization	$24,717	7.2%	$19,168	6.0%

Depreciation and amortization expenses include the depreciation of fixed assets and the amortization of intangible assets. Depreciation and amortization increased 28.9% to $24.7 million for fiscal 2008 compared to $19.2 million for the prior year. The $5.5 million increase in depreciation and amortization is due to depreciation on the increased net number of Company Stores operating in fiscal 2008 combined with increased amortization due to intangible assets write-offs associated with employment agreements for separated executives and favorable leases of certain closed Company Stores. The increase of depreciation and amortization as a percentage of total revenue to 7.2% for fiscal 2008 as compared to 6.0% for the prior year was primarily due to the intangible assets write-offs and deleverage of depreciation costs resulting from the decrease in Company Store comparable sales.

General and Administrative
(in 000's)

	Year Ended December 30, 2008	% of Total Revenue	Year Ended January 1, 2008	% of Total Revenue
Wages and payroll related expenses	$28,072		$26,586	
Relocation and recruiting	306		1,704	
Accounting and legal fees	3,919		6,724	
Share-based compensation	4,213		4,214	
Outside services	3,106		3,068	
Other	8,441		6,088	
Total general and administrative	$48,057	14.0%	$48,384	15.3%

General and administrative ("G&A") expenses include costs associated with our corporate headquarters in Emeryville, CA, field supervision, bonuses, legal, accounting and professional fees and share-based compensation.

Wages and payroll related expenses increased by 5.6% to $28.1 million for fiscal 2008 compared to $26.6 million for the prior year. The $1.5 million increase in wages and payroll related expenses was primarily due to one-time severance costs, the signing bonus associated with the hiring of our new Chief Executive Officer, and full fiscal year effect of new hires made in fiscal 2007. These increases of approximately $3.2 million were partially offset by reductions in our workforce implemented during late fiscal 2008.

Relocation and recruiting expenses decreased by 82.0% to $0.3 million for fiscal 2008 compared to $1.7 million for the prior year. The $1.4 million decrease in relocation and recruiting expense was primarily due to more moderate hiring during fiscal 2008 compared to high levels of growth we experienced the prior year.

Accounting and legal fees decreased by 41.7% to $3.9 million for fiscal 2008 compared to $6.7 million for the prior year. The $2.8 million decrease in accounting and legal fees was primarily due to a decrease in accounting fees combined with lower public company costs incurred, and lower costs incurred for the use of outside counsel in connection with litigation and other matters in fiscal 2008 compared to the prior year.

Share-based compensation expense was flat for fiscal 2008 compared to the prior year, primarily due to a decrease in our stock price which caused a corresponding reduction in the exercise price of options that we granted in fiscal 2008 as compared to fiscal 2007, which was offset by $2.1 million charged for the acceleration of vesting on options held by certain of our executives who separated from the Company in late fiscal 2008.

Outside services increased 1.2% to $3.1 million for fiscal 2008 compared to $3.0 million for the prior year. The $0.1 million increase was due to payments to certain members of our Board of Directors and other advisors as additional compensation for services rendered in connection with our management transition and revitalization efforts, and a $0.2 million recruitment fee related to the hiring of our new Chief Executive Officer, partially offset by a decrease in Board of Director fees for certain Board members who voluntarily declined their quarterly Board compensation and other decreases associated with cost savings initiatives.

Other G&A expenses increased by 38.6% to $8.4 million for fiscal 2008 compared to $6.1 million for the prior year. The $2.3 million increase in other G&A expenses was primarily due to implementation of internal business and infrastructure projects, the reduction in the amount of corporate G&A expenses being capitalized versus expensed due to the decrease in the number of new stores opened in fiscal 2008 as compared to the prior year, project costs related to new product launches and an increase in rent which was partially offset by a decrease in the usage of contract services.

Total G&A expenses decreased 0.7% to $48.1 million for fiscal 2008 compared to $48.4 million for the prior year. The $0.3 million decrease in Total G&A expenses is due to lower accounting and legal fees, lower contract services fees, lower relocation and recruiting costs, headcount reduction and cost-saving initiatives that began in May 2008, aggregating to a $6.0 million reduction in Total G&A fees. The decrease in G&A expenses in fiscal 2008 was almost fully offset by one-time severance costs, employee-related special charges and other expenses, project costs associated with new product launches, costs associated with the hiring of our new Chief Executive Officer and costs associated with the management transition and revitalization efforts, aggregating to $3.4 million and the $2.3 million reduction of overhead capitalization due to reduced store openings.

As a percentage of total revenue, total G&A expenses decreased to 14.0% for fiscal 2008, compared to 15.3% for the prior year. This decrease in G&A expenses as a percentage of total revenue was attributable to increased total revenue.

Store Pre-opening
(in 000's)

	Year Ended December 30, 2008	% of Total Revenue	Year Ended January 1, 2008	% of Total Revenue
Store pre-opening	$2,044	0.6%	$5,863	1.8%

Store pre-opening costs are primarily expenses incurred for training new store personnel, pre-opening marketing and pre-opening rent. Store pre-opening costs decreased 65.1% to $2.0 million for fiscal 2008 compared to $5.9 million for the prior year. The $3.8 million decrease in store pre-opening expense was due to the opening of 35 new Company Stores in fiscal 2008 as compared to the opening 99 new Company Stores in the prior year.

Impairment of long-lived assets
(in 000's)

	Year Ended December 30, 2008	% of Total Revenue	Year Ended January 1, 2008	% of Total Revenue
Impairment of long-lived assets	$27,802	8.1%	$1,550	0.5%

Impairment of long-lived assets which includes leasehold improvements and other fixed assets represents non-cash charges related to the write off of the carrying value of store fixed assets for underperforming Company Stores that are currently operating and was $27.8 million for fiscal 2008 compared to $1.6 million for fiscal 2007. During fiscal 2008, we impaired 144 Company Stores as compared to 20 Company Stores in fiscal 2007.

Store Lease Termination and Closure
(in 000's)

	Year Ended December 30, 2008	% of Total Revenue	Year Ended January 1, 2008	% of Total Revenue
Store lease termination and closure	$10,029	2.9%	$718	0.2%

Store lease termination and closure costs were $10.0 million in fiscal 2008 compared to $0.7 million in fiscal 2007. During fiscal 2008, the Company announced a restructuring plan to, among other things, close certain underperforming Company Stores. We closed 38 Company Stores in fiscal 2008, 30 of which were closed prior to their lease expiration, as compared to five Company Stores in fiscal 2007, four of which were closed prior to their contractual lease expiration date.

Lease termination costs consist primarily of the costs of future obligations related to closed store locations. Discounted liabilities for future lease costs and the fair value of related subleases of closed locations are recorded when the stores are closed. All other costs related to closed units are expensed as incurred. In assessing the discounted liabilities for future costs of obligations related to closed stores, we make assumptions regarding amounts of future subleases. If these assumptions or their related estimates change in the future, we may be required to record additional exit costs or reduce exit costs previously recorded. Exit costs recorded for each of the periods presented include the effect of such changes in estimates (See Note 8 in Notes to Consolidated Financial Statements).

Trademark and Goodwill Impairment
(in 000's)

	Year Ended December 30, 2008	% of Total Revenue	Year Ended January 1, 2008	% of Total Revenue
Trademark and goodwill impairment	$84,061	24.5%	$200,624	63.2%

Trademark and goodwill impairment in fiscal 2008 was $84.0 million, of which $82.6 million related to the impairment of our trademark, $0.6 million related to the impairment of goodwill from our purchase of the 65% interest in JJC Florida, LLC and $0.8 million related to the impairment of our 35% interest in JJC Florida, LLC. In fiscal 2007, goodwill impairment was $111.0 million and trademark impairment was $89.6 million. Impairment losses related to the difference between the fair value and recorded value for goodwill and trademarks (see Note 5 and Note 6 in Notes to Consolidated Financial Statements). For more information, please see the "Critical Accounting Policies and Estimates" section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Other Operating Expense
(in 000's)

	Year Ended December 30, 2008	% of Total Revenue	Year Ended January 1, 2008	% of Total Revenue
Other operating expense	$3,817	1.1%	$4,806	1.5%

Other operating expenses, which consist primarily of franchise support expenses, losses on disposals, amortization of jambacard™ liability and income from jambacard™ breakage, decreased 20.6% to $3.8 million for fiscal 2008 compared to $4.8 million for fiscal 2007. Franchise support expenses are costs associated with franchise employee support provided to JJC Florida, LLC. This decrease in other operating expenses was primarily attributable to a $2.0 million increase in jambacard breakage ($1.6 million of which resulted from a decrease in amortization of jambacard™ liability) and a $0.3 million decrease in franchise support expenses due primarily to reductions in headcount, which was partially offset by a $1.0 million expense resulting from the write-off of loan origination fees and $0.9 million increase in loss from disposals offset. The decrease of other operating expenses as a percentage of total revenue decreased to 1.1% in fiscal 2008 as compared to 1.5% in fiscal 2007, and this decrease was primarily attributable to the same causes.

Other Income (Expense)

Gain from derivative instruments was $7.9 million and $59.4 million for fiscal 2008 and fiscal 2007, respectively. Our warrants and put and call agreement both are recorded as derivative liabilities. The gain from warrants was $9.2 million in fiscal 2008 as compared to $59.4 million in fiscal 2007 and represents the unrealized gain or loss due to the change in the fair value of the Company's warrants. During fiscal 2008, the Company also entered into the Financing Agreement that resulted in a put and call agreement. The unrealized loss from this put and call agreement was $1.3 million in fiscal 2008. The Company's warrants are recorded as derivative liabilities, instead of equity instruments. For more information, please see the "Critical Accounting Policies and Estimates" section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Interest income decreased to $0.4 million for fiscal 2008 from $3.5 million for fiscal 2007. Interest income represents interest earned on cash held in the Company's investment account. The decrease in interest income was primarily due to the deployment of cash in fiscal 2007 to fund new Company Stores openings and day to day operations. While cash on hand as of December 30, 2008 was $20.8 million as compared to $23.0 million at the end of fiscal 2007, the average cash balance during fiscal 2008 was significantly lower during the year, until funding was provided with the Financing Agreement in September, 2008.

Interest expense increased to $2.1 million for fiscal 2008 from $0.2 million for fiscal 2007. Interest expense for fiscal 2008 represents interest paid on borrowings from our Financing Agreement. We did not have any outstanding borrowings in fiscal 2007. Interest expense for fiscal 2007 represents fees for the Company's unused line of credit.

Income Tax Benefit (Expense)

The Company's income tax benefit (expense) was $0.3 million in fiscal 2008 and $52.1 million in fiscal 2007. The effective tax rates were (0.2)% and (31.5)%, respectively. The most significant item affecting the Company's effective tax rate for fiscal 2008 is the establishment of a valuation allowance against the net deferred tax assets. The two most significant items affecting the Company's effective tax rate for fiscal 2007 are the unrealized gain on our derivative liability of $59.4 million and the impairment of goodwill of $91.5 million which is the portion of the goodwill impairment that does not have a future tax benefit.

JAMBA, INC. RESULTS OF OPERATIONS—FISCAL 2007 COMPARED TO FISCAL 2006 (AS REPORTED AND PROFORMA)

Jamba, Inc. consolidated results of operations for fiscal 2007 and 2006, presented on both a reported and proforma basis are summarized below.

(In thousands, except share data and per share amounts)

	As Reported		Proforma
	Fiscal Year Ended January 1, 2008	Fiscal Year Ended January 9, 2007	Fiscal Year Ended January 9, 2007
Revenue:			
Company stores	$ 306,035	$ 22,064	$ 258,274
Franchise and other revenue	11,174	1,051	10,771
Total revenue	317,209	23,115	269,045
Operating expenses:			
Cost of sales	84,226	6,039	66,385
Labor costs	102,661	8,524	83,778
Occupancy costs	37,458	3,590	30,905
Store operating expense	39,942	4,222	30,611
Depreciation and amortization	19,168	1,878	14,446
General and administrative expense	48,384	6,195	35,318
Store pre-opening expense	5,863	285	2,687
Impairment of long-lived assets	1,550	—	1,147
Store lease termination and closure	718	—	1,440
Trademark and goodwill impairment	200,624	—	—
Other operating expense	4,806	675	5,520
Total operating expenses	545,400	31,408	272,237
Loss from operations	(228,191)	(8,293)	(3,192)
Other income (expense):			
Gain (loss) on derivative liabilities	59,424	(57,383)	(57,383)
Interest income	3,517	4,177	3,699
Interest expense	(181)	(71)	(178)
Total other income (expense)	62,760	(53,277)	(53,862)
Loss before income taxes	(165,431)	(61,570)	(57,054)
Income tax benefit (expense)	52,135	2,544	(404)
Net loss	$ (113,296)	$ (59,026)	$ (57,458)
Weighted-average shares used in the computation of earnings per share:			
Basic	52,323,898	24,478,384	51,880,141
Diluted	52,323,898	24,478,384	51,880,141
Loss per share:			
Basic	$ (2.17)	$ (2.41)	$ (1.11)
Diluted	$ (2.17)	$ (2.41)	$ (1.11)

PROFORMA RECONCILIATION

The following tables provide a reconciliation from the as reported results to the proforma results presented above for Jamba, Inc. for the fiscal year ended January 9, 2007.

	Fiscal Year Ended January 9, 2007			
	As Reported	Pre-merger Activity(1)	Adjustments	Proforma
Revenue:				
Company stores	$ 22,064	$236,210	$ —	$ 258,274
Franchise and other revenue	1,051	9,720	—	10,771
Total revenue	23,115	245,930	—	269,045
Operating expenses:				
Cost of sales	6,039	60,346	—	66,385
Labor costs	8,524	75,254	—	83,778
Occupancy costs	3,590	25,759	1,556(2)	30,905
Store operating expense	4,222	26,389	—	30,611
Depreciation and amortization	1,878	11,951	617(3)	14,446
General and administrative expense	6,195	28,753	370(4)	35,318
Store pre-opening expense	285	2,402	—	2,687
Impairment of long-lived assets	—	1,147	—	1,147
Store lease termination and closure	—	1,440	—	1,440
Other operating expense	675	2,761	2,084(5)	5,520
Total operating expenses	31,408	236,202	4,627	272,237
Income (loss) from operations	(8,293)	9,728	(4,627)	(3,192)
Other income (expense):				
Loss from derivative liabilities	(57,383)	—	—	(57,383)
Interest income	4,177	140	(618)(6)	3,699
Interest expense	(71)	(1,010)	903(7)	(178)
Total other income (expense)	(53,277)	(870)	285	(53,862)
Income (loss) before income taxes	(61,570)	8,858	(4,342)	(57,054)
Income tax benefit (expense)	2,544	(4,685)	1,737(8)	(404)
Net income (loss)	$ (59,026)	$ 4,173	$ (2,605)	$ (57,458)
Weighted-average shares used in the computation of earnings (loss) per share:				
Basic	24,478,384		27,401,757(9)	51,880,141
Diluted	24,478,384		27,401,757(9)	51,880,141
Loss per share:				
Basic	$ (2.41)			$ (1.11)
Diluted	$ (2.41)			$ (1.11)

(1) Pre-merger activity represents results of operations of Jamba Juice Company from January 11, 2006 to November 28, 2006.

(2) Adjustment to include the effect of the acquisition write off of deferred rent balances.

(3) Adjustment to include the effect of amortization of acquisition related intangible assets.

(4) Adjustment to include the effect of non-cash share-based compensation expense related to stock options and restricted stock awards granted, net of reversal of transaction costs expensed by Jamba Juice Company.

(5) Adjustment to include the effect of acquisition write down of our jambacard liability.

(6) Adjustment to include the effect of interest income from purchase transaction.

(7) Adjustment to include the effect of interest expense from purchase transaction.

(8) Income tax effect of adjustments.

(9) Adjustment to include the effect of common stock issued in connection with the purchase transaction.

Revenue
(in 000's)

	As Reported				Proforma	
	Year Ended January 1, 2008	% of Revenue	Year Ended January 9, 2007	% of Revenue	Year Ended January 9, 2007	% of Revenue
Revenue:						
Company stores	$306,035	96.5%	$22,064	95.5%	$258,274	96.0%
Franchise and other revenue	11,174	3.5%	1,051	4.5%	10,771	4.0%
Total revenue	$317,209	100.0%	$23,115	100.0%	$269,045	100.0%

Our total revenue is comprised of revenue from Company Stores and royalties and fees from stores owned by franchisees. Total revenue for fiscal 2007 was $317.2 million, as compared to revenue of $23.1 million (reported) and $269.0 million (proforma) for fiscal 2006. The increase was primarily associated with the opening of 99 Company Stores in fiscal 2007, the acquisition of 34 stores from franchisees in fiscal 2007 and seven stores from a franchisee in the fourth quarter of fiscal 2006 and menu price increases taken during fiscal 2007. Company Stores comparable sales for fiscal 2007 increased by 0.5% versus fiscal 2006 (proforma) which was impacted by lower California Company Store comparable sales and the closing of five Company Stores in fiscal 2007.

Company Store revenue is primarily from smoothie and juice sales and for fiscal 2007 was $306.0 million. The number of Company Stores as of January 1, 2008 was 501 stores, up from 373 stores as of January 9, 2007.

Franchise and other revenue for fiscal 2007 was $11.2 million, as compared to revenues of $1.1 million (reported) and $10.8 million (proforma) for fiscal 2006. These amounts include franchise royalties of $7.2 million in fiscal 2007, as compared to franchise royalties of $0.5 million (reported) and $5.8 million (proforma) for fiscal 2006 and franchise support revenues of $2.9 million for fiscal 2007, as compared to franchise support revenues of $0.4 million (reported) and $3.8 million (proforma) for fiscal 2006. The increase in franchise royalties on a proforma basis is due primarily to the recognition of $1.6 million of deferred royalties from JJC Florida, LLC in fiscal 2007. Franchise support revenues relate to fees and reimbursements that we received for franchise employee support provided to a joint venture in Florida, known as JJC Florida LLC, which owns 13 stores, and a Midwest franchisee whose stores we acquired in fiscal 2006.

Cost of Sales
(in 000's)

	As Reported				Proforma	
	Year Ended January 1, 2008	% of Company Store Revenue	Year Ended January 9, 2007	% of Company Store Revenue	Year Ended January 9, 2007	% of Company Store Revenue
Cost of sales	$84,226	27.5%	$6,039	27.4%	$66,385	25.7%

Cost of sales is mostly comprised of fruit, dairy and other products used to make smoothies and juices, as well as paper products. The increase of cost of sales as a percentage of Company Stores revenues is primarily associated with higher fresh orange, orange juice and dairy ingredient costs, increased freight costs and coupons issued in support of the roll out of new products in fiscal 2007. Also contributing to the increase in cost of sales was a higher sales mix of products with higher cost.

Labor Costs
(in 000's)

	As Reported				Proforma	
	Year Ended January 1, 2008	% of Company Store Revenue	Year Ended January 9, 2007	% of Company Store Revenue	Year Ended January 9, 2007	% of Company Store Revenue
Labor costs	$102,661	33.5%	$8,524	38.6%	$83,778	32.4%

Labor costs are comprised of store management salaries and bonuses, hourly team member payroll and training costs, and other payroll-related items. The increase of labor costs as a percentage of Company Stores revenue on a proforma basis is primarily associated with federal and state minimum wage increases and decreased leverage due to lower California Company Stores comparable sales, partially offset by menu price increases taken in fiscal 2007. On a reported basis, labor costs decreased as a percentage of Company Store revenue in fiscal 2007 as compared to fiscal 2006 as a result of prior year deleverage resulting from lower sales in the slower Winter months, which include the six week period from the Merger to the end of fiscal 2006.

Occupancy Costs
(in 000's)

	As Reported				Proforma	
	Year Ended January 1, 2008	% of Company Store Revenue	Year Ended January 9, 2007	% of Company Store Revenue	Year Ended January 9, 2007	% of Company Store Revenue
Rent	$30,224		$2,906		$25,142	
Common area maintenance, real estate taxes, and insurance	7,234		684		5,763	
Total occupancy costs	$37,458	12.2%	$3,590	16.3%	$30,905	12.0%

Occupancy costs include both fixed and variable portions of rent, real estate taxes, property insurance and common area maintenance charges for all Company Store locations. The increase of occupancy costs as a percentage of Company Stores revenue on a proforma basis is primarily associated with occupancy costs in certain geographic regions outpacing initial sales volumes of new Company Stores in those regions. On a reported basis, occupancy costs decreased in fiscal 2007 as compared to fiscal 2006 as a result of prior year deleverage resulting from lower sales in the slower Winter months, which include the six week period from the Merger to the end of fiscal 2006.

Store Operating Expenses
(in 000's)

	As Reported				Proforma	
	Year Ended January 1, 2008	% of Company Store Revenue	Year Ended January 9, 2007	% of Company Store Revenue	Year Ended January 9, 2007	% of Company Store Revenue
Marketing expenses	$ 9,600		$1,599		$ 5,338	
Utilities	9,325		748		7,700	
Repairs and maintenance	4,144		455		3,016	
Credit card fees	3,504		260		2,592	
Other	13,369		1,160		11,965	
Total store operating expenses	$39,942	13.1%	$4,222	19.1%	$30,611	11.9%

Store operating expenses consist primarily of various store-level costs such as repairs and maintenance, refurbishments, cleaning supplies, bank charges, utilities and marketing. The increase of store operating expenses as a percentage of Company Stores revenue on a proforma basis is primarily associated with the increase in marketing expenses to support our fiscal 2007 product initiatives and increased credit card fees due to increasing jambacard sales, combined with decreased leverage due to lower California Company Store comparable sales, partially offset by menu price increases taken during fiscal 2007. Looking forward, we expect increases in credit card fees to continue, which is expected to be offset by leverage from higher sales. On a reported basis, store operating expenses decreased in fiscal 2007 as compared to fiscal 2006 as a result of prior year deleverage resulting from lower sales in the slower Winter months, which include the six week period from the Merger to the end of fiscal 2006.

Depreciation and Amortization
(in 000's)

	As Reported				Proforma	
	Year Ended January 1, 2008	% of Total Revenue	Year Ended January 9, 2007	% of Total Revenue	Year Ended January 9, 2007	% of Total Revenue
Depreciation and amortization	$19,168	6.0%	$1,878	8.1%	$14,446	5.4%

Depreciation and amortization expenses include the depreciation and amortization of fixed assets and the amortization of intangible assets. The increase in depreciation and amortization expenses as a percentage of total revenues on a proforma basis was primarily due to the additional depreciation on the 99 new Company Stores opened in fiscal 2007; our acquisition of 34 stores from our franchisees in fiscal 2007 and seven stores from a franchisee in the fourth quarter of fiscal 2006; and the opening of 49 Company Stores in fiscal 2006 combined with decreased leverage due to lower California Company Store comparable store sales, partially offset by menu price increases taken during fiscal 2007. On a reported basis, depreciation and amortization decreased in fiscal 2007 as compared to fiscal 2006 as a result of prior year deleverage resulting from lower sales in the slower Winter months, which include the six week period from the Merger to the end of fiscal 2006.

General and Administrative Expenses
(in 000's)

	As Reported				Proforma	
	Year Ended January 1, 2008	% of Total Revenue	Year Ended January 9, 2007	% of Total Revenue	Year Ended January 9, 2007	% of Total Revenue
Wages and payroll related expenses	$26,586		$2,694		$20,947	
Accounting and legal fees	6,724		1,189		3,499	
Share-based compensation	4,214		508		508	
Outside services	3,068		571		2,378	
Other	7,792		1,233		7,986	
Total general and administrative expenses	$48,384	15.3%	$6,195	26.8%	$35,318	13.1%

General and administrative expenses include costs associated with our support center in Emeryville, CA, field supervision, recruiting, training, human resources, and local marketing personnel, as well as bonuses, legal and professional fees and share-based compensation. The increase in general and administrative expenses on a proforma basis as a percentage of total revenue is primarily due to the planned increase in infrastructure to build for future store growth combined with costs such as those associated with the Merger, the move of the support center from San Francisco, CA to Emeryville, CA, legal and accounting costs associated with the preparation of first-time post-merger public company filings with the Securities and Exchange Commission, and costs associated with the internal control requirements of the Sarbanes-Oxley Act of 2002. In addition, we also experienced decreased leverage due to lower California Company Store comparable store sales, partially offset by menu price increases taken during fiscal 2007. On a reported basis, general and administrative expense as a percentage of total revenue decreased in fiscal 2007 as compared to fiscal 2006 as a result of prior year deleverage resulting from lower sales in the slower Winter months, which include the six week period from the Merger to the end of fiscal 2006, and as a result of transaction costs associated with the Merger in the prior year. We anticipate general and administrative expenses as a percentage of total revenue will decrease in fiscal 2008.

Store Pre-opening Expense
(in 000's)

	As Reported				Proforma	
	Year Ended January 1, 2008	% of Total Revenue	Year Ended January 9, 2007	% of Total Revenue	Year Ended January 9, 2007	% of Total Revenue
Store pre-opening expense	$5,863	1.8%	$285	1.2%	$2,687	1.0%

Store pre-opening costs are largely expenses incurred for training new store personnel and pre-opening marketing costs. The increase in store pre-opening costs as a percentage of total revenue on a proforma basis is primarily associated with 99 new Company Stores openings in fiscal 2007, decreased leverage due to lower California Company Store comparable store sales, partially offset by menu price increases taken during fiscal 2007.

Impairment of long-lived assets
(in 000's)

	As Reported				Proforma	
	Year Ended January 1, 2008	% of Total Revenue	Year Ended January 9, 2007	% of Total Revenue	Year Ended January 9, 2007	% of Total Revenue
Impairment of long-lived assets	$1,550	0.5%	$—	0.0%	$1,147	0.4%

Impairment of long-lived assets which includes leasehold improvements and other fixed assets represents non-cash charges related to the write off of the carrying value of store fixed assets and was $1.6 million for fiscal 2007 compared to $1.1 million for fiscal 2006 (proforma). During fiscal 2007, we impaired 20 stores as a result of early termination of leases as compared to seven stores in fiscal 2006.

Store Lease Termination and Closure
(in 000's)

	As Reported				Proforma	
	Year Ended January 1, 2008	% of Total Revenue	Year Ended January 9, 2007	% of Total Revenue	Year Ended January 9, 2007	% of Total Revenue
Store lease termination and closure	$718	0.2%	$—	0.0%	$1,440	0.5%

Store lease termination and closure costs were $0.7 million in fiscal 2007 compared to $1.4 million in fiscal 2006 (proforma). During fiscal 2007, we closed five stores as compared to four stores in fiscal 2006. Two of the four stores closed during fiscal 2006 were closed prior to lease termination.

Other Operating Expense

(in 000's)

	As Reported				Proforma	
	Year Ended January 1, 2008	% of Total Revenue	Year Ended January 9, 2007	% of Total Revenue	Year Ended January 9, 2007	% of Total Revenue
Other operating expense	$4,806	1.5%	$675	2.9%	$5,520	2.1%

Other operating expenses consist primarily of franchise support expenses, losses on disposals and amortization of jambacard liability, offset by income from jambacard breakage. These amounts include $2.8 million for fiscal 2007 and $0.7 million (reported) and $4.0 million (proforma) for fiscal 2006, for franchise support expenses, which are costs associated with franchise employee support provided to JJC Florida LLC, which owns 13 stores, and a Midwest franchisee whose stores we acquired in the fourth quarter of fiscal 2006. Franchise support expenses are offset by franchise support revenue, which is recorded in franchise and other revenue. Also contributing to other operating expenses were losses on disposal of assets of $1.2 million in fiscal 2007 and $0.6 million (reported) and $1.9 million (proforma) in fiscal 2006, and amortization of jambacard liability of $2.1 million in fiscal 2007 and $0 (reported) and $0 million (proforma) in fiscal 2006. Offsetting these costs was $1.5 million in fiscal 2007 and $0.3 million (reported) and $1.1 million (proforma) in fiscal 2006 of income recognized from jambacard breakage.

Trademark and goodwill impairment

Goodwill impairment of $111.0 million and trademark impairment of $89.6 million was recorded in fiscal 2007 to reflect the impairment losses related to the difference between the fair value and recorded value for goodwill and trademarks. For more information, please see the "Critical Accounting Policies and Estimates" section of Management's Discussion and Analysis of Financial Condition and Results of Operations. No goodwill or trademark impairment was recognized by the Company on a proforma or reported basis in fiscal 2006.

Other Income (Expense)

Gain from derivative instruments of $59.4 million and loss of $57.4 million (reported) for fiscal 2007 and fiscal 2006, respectively, represents the unrealized gain or loss due to the change in the fair value of our warrants. Our warrants are recorded as derivative liabilities, instead of equity instruments. For more information, please see the "Critical Accounting Policies and Estimates" section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Interest income decreased to $3.5 million for fiscal 2007 from $4.2 million (reported) and $3.7 million (proforma) for fiscal 2006. Interest income represents interest earned on cash held in our investment account. The decrease in interest income was primarily due to the deployment of cash to fund new Company Stores openings and the acquisition of stores from franchisees. Cash on hand as of January 1, 2008 was $23.0 million.

Income Tax Benefit (Expense)

Our income tax benefit (expense) was $52.1 million in fiscal 2007 and $2.5 million (reported) and $(0.4) million (proforma) in fiscal 2006. The effective tax rates were (31.5)%, (4.1)% and 0%, respectively. The two most significant items affecting our effective tax rate for fiscal 2007 are the unrealized gain on our derivative liability of $59.4 million and the impairment of goodwill of $91.5 million which is the portion of the goodwill impairment that does not have a future tax benefit. The most significant item affecting the 2006 effective tax rate was the unrealized loss on our derivative liability of $57.4 million. The unrealized change in the fair value of derivatives and the impairment of goodwill recorded in the consolidated financial statements do not result in taxable income or tax deductible expenses.

JAMBA, INC. RESULTS OF OPERATIONS FOR JANUARY 1, 2006 TO JANUARY 10, 2006

The 10-day transition period of the Company from January 1, 2006 to January 10, 2006 is not material to the consolidated financial statements as a whole. During this 10-day period, we earned approximately $92,000 in interest income from cash held in the Company's trust account and recorded a gain on derivative liabilities of $173,000 representing the change in fair value of the Company's warrants.

JAMBA JUICE COMPANY OVERVIEW

The following is a discussion of Jamba Juice Company's financial condition and results of operations for the 22-week period from June 28, 2006 to November 28, 2006 ("22 Week Period"), and fiscal years ended June 27, 2006 ("JJC fiscal 2006") and June 28, 2005 ("JJC fiscal 2005"), respectively. You should read this section together with Jamba Juice Company's consolidated financial statements, including the notes to those consolidated financial statements that appear elsewhere in this annual report on Form 10-K. Prior to the Merger, Jamba Juice Company's fiscal year ended on the Tuesday preceding June 30. JJC fiscal 2006 and JJC fiscal 2005 each included 52 weeks.

JAMBA JUICE COMPANY RESULTS OF OPERATIONS—FOR THE PERIOD JUNE 28, 2006 TO NOVEMBER 28, 2006

The results of operations for Jamba Juice Company are presented for the 22 Week Period, which coincides with the twenty-two week period from the completion of Jamba Juice Company's fiscal year ended June 27, 2006 to consummation of the Merger on November 29, 2006. Jamba Juice Company's store revenue is seasonal with a disproportionate amount of sales occurring during the summer months. The 22 Week Period encompasses a significant portion of the summer selling season.

Revenue for Jamba Juice Company is comprised of revenue from Jamba Juice Company owned stores ("Company Stores") and royalties and fees from franchised locations. For the 22 Week Period, revenue from Company Stores and fees from franchised locations represented 96.0% and 4.0% of total revenue, respectively, which compare to 96.3% and 3.7% of total revenue, respectively, for JJC fiscal 2006.

Revenue, primarily from smoothie and juice sales, was $121.9 million for the 22 Week Period and was driven primarily from $102.8 million in comparable store revenue for Company Stores. Also contributing was $14.1 million from new Company Store revenue, which resulted from net unit growth of 18 stores at the end of the period up from 342 Company Stores as of June 27, 2006.

Franchise and other revenue for the 22 Week Period was $4.9 million, which resulted primarily from franchise royalties of $2.6 million related to fees from Jamba Juice Company's franchisees, and $1.8 million received for franchise employee support provided during the period. The $1.8 million is a reimbursement for employment services that Jamba Juice Company provided to a Midwest franchisee and a joint venture in Florida, known as JJC Florida LLC. The number of franchise stores as of November 28, 2006 was 227, up from 217 as of June 27, 2006.

Jamba Juice Company also entered into an agreement with Safeway, Inc. in which 21 Jamba Juice Company kiosks are to be opened within Safeway grocery stores. Jamba Juice Company kiosks within Safeway stores are operated by Safeway employees. As of November 28, 2006, 13 of the 21 kiosks were open.

Cost of sales of $30.0 million for the 22 Week Period is comprised of fruit, dairy and other products used to make smoothies and juices, as well as paper products. As a percentage of Company Store revenue, these costs were 25.6% compared to 25.0% for JJC fiscal 2006.

Labor costs consist of store management salaries and bonuses, hourly team member payroll and training costs and other payroll-related items. Labor costs for the 22 Week Period were $37.1 million, and as a percentage of Company Store revenue were 31.7% compared to 32.7% for JJC fiscal 2006. This decrease in percentage was a result of higher summer seasonal sales that allowed Jamba Juice Company to leverage its fixed labor costs.

Occupancy costs include both fixed and variable portions of rent, real estate taxes, property insurance and common area maintenance charges for all store locations. Occupancy costs for the 22 Week Period were $12.7 million, primarily consisting of $10.3 million in rent and $1.9 million in common area maintenance, real estate taxes and insurance. As a percentage of Company Store revenue, these costs were 10.8% compared to 11.1% for JJC fiscal 2006. This decrease in percentage was attributable to seasonal sales leverage.

Store operating expenses consist primarily of various store-level costs such as repairs and maintenance, refurbishments, cleaning supplies, bank charges, utilities and marketing. Store operating expenses for the 22 Week Period were $13.2 million and as a percentage of Company Store revenue were 11.3% compared to 11.9% for fiscal 2006. This amount was composed primarily of $3.7 million in utilities, $1.9 million of repairs and refurbishment expenses, $1.5 million of marketing expenses, and $1.2 million in credit card fees. The remaining approximately $4.9 million reflects various other expenses to operate our stores.

Depreciation and amortization expenses include the depreciation and amortization of fixed assets and the amortization of intangible assets. Depreciation and amortization for the 22 Week Period was $5.9 million, and as a percentage of total revenue was 4.9% compared to 5.1% for JJC fiscal 2006.

General and administrative expenses include costs associated with the Company's support center in San Francisco, field supervision, recruiting, training, human resources and local marketing personnel, as well as bonuses, legal and professional fees. General and administrative expenses for the 22 Week Period were $14.8 million, and as a percentage of total revenue were 12.1% compared to 11.9% for JJC fiscal 2006.

Store pre-opening costs are largely costs incurred for training new store personnel and pre-opening marketing. Jamba Juice Company opened 18 stores during the 22 Week Period. Store pre-opening costs for the 22 Week Period were $1.0 million.

Other operating expenses consist primarily of franchise support expenses, losses on disposals, asset impairment and store closures and income from jambacard breakage. Other operating expenses for the 22 Week Period were $2.1 million, and as a percentage of total revenue were 1.7% compared to 1.6% for JJC fiscal 2006. Of the $2.1 million, $1.7 million was due to franchise support expenses that are costs associated with our Midwest franchisee and Florida joint venture stores. This franchise support is directly related to employment services and is offset by franchise support revenue recorded as franchise and other revenue. Also contributing to other operating expenses was $1.2 million from losses on disposals, asset impairment and store closures. Offsetting these costs was $0.8 million of income from jambacard breakage recognized during the 22 Week Period.

Jambacards have been sold since November 2002, the cards have no expiration date and are reloadable. Jambacard breakage income is recognized when the Company determines the likelihood of a jambacard being redeemed by a customer is remote based on an analysis of redemption data and redemption patterns. The Company collected monthly redemption data, analyzed the redemption pattern since the introduction of the jambacard program in November of 2002 and determined that after three years of inactivity, the redemptions of jambacards are deemed to be remote. In determining the amount of the liability to relieve, in addition to the redemption analysis, Jamba Juice Company performed an analysis of Jamba Juice Company's requirement to remit unclaimed property or escheat in the states where Jamba Juice Company does business. Based on a review of the application of various state unclaimed property laws and jambacard sales by state, Jamba Juice Company estimated its escheat requirement and determined the appropriate liability for both estimated future redemptions and escheat requirements. The balance of the jambacard liability as of November 28, 2006 was $17.7 million.

Interest expense for the 22 Week Period was $0.4 million. This was a function of interest rates and borrowings on the credit line during the period with an average loan amount of $5.4 million.

Income tax expense for the 22 Week Period was $2.6 million. This was a function of income before income taxes of $4.8 million and an effective tax rate of 53.6% during the 22 Week Period.

KEY FINANCIAL METRICS

We review our operations based on both financial and non-financial metrics. Among the key financial metrics upon which management focuses in reviewing our performance are comparable sales, cash flow from operations before general and administrative expenses and capital expenditures. Among the key non-financial metrics upon which management focuses in reviewing performance are the number of new openings, average check and transaction count.

The following table sets forth operating data that do not otherwise appear in our consolidated financial statements as of and for the fiscal year ended December 30, 2008 and January 1, 2008:

	Fiscal Year Ended	
	December 30, 2008	January 1, 2008
Operating Data		
Percentage change in comparable Company Store sales [1]	(8.1)%	0.5%
Total Company Stores	511	501
Total Franchise Stores	218	206
Total Stores	729	707

(1) Percentage change in comparable Company Store revenue compares the revenue of Company Stores during a 13 period fiscal year to the revenue from the same Company Stores for the equivalent period in the prior year. A Company Store is included in this calculation after its thirteenth full fiscal period of operations. Revenue from franchised stores are not included in the comparable Company Store revenue.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows Summary

The following table summarizes our cash flows for each of the past two full fiscal years since the acquisition of Jamba Juice Company (in thousands).

	December 30, 2008	January 1, 2008
Net cash provided by operating activities	$ 8,164	$ 12,698
Net cash used in investing activities	(33,050)	(81,293)
Net cash provided by financing activities	22,692	4,232
Net decrease in cash and cash equivalents	$ (2,194)	$(64,363)

Operating Activities

In fiscal 2008, net cash provided by operating activities was approximately $8.2 million, compared with net cash provided by operating activities of approximately $12.7 million in fiscal 2007. Cash provided by operating activities for fiscal 2008 and fiscal 2007 resulted primarily from working capital. The decrease in net cash provided by operating activities for fiscal 2008 as compared to fiscal 2007 primarily resulted from changes in working capital.

Investing Activities

In fiscal 2008, net cash used in investing activities was approximately $33.1 million, compared with net cash used in investing activities of approximately $81.3 million in fiscal 2007. Capital expenditures are the largest component of our investing activities and include expenditures for the funding of the development or acquisition of new Company Stores and acquisition of personal property and equipment for existing Company Stores. The required cash investment for new Company Stores varies depending on the size of the new Company Store, geographic location, degree of work performed by the landlord and complexity of site development issues. Capital expenditures for fiscal 2008 total approximately $30.2 million as compared to approximately $52.3 million in fiscal 2007. During fiscal 2007, we also purchased a $4.3 million certificate of deposit that is restricted and collateralized and acquired 34 former Franchise Stores from three franchisees for approximately $24.1 million.

The decrease in capital expenditures resulted primarily from the Company's decision to substantially slow new Company Store development and Franchise Store acquisitions. In fiscal 2009, we expect capital expenditures to be up to $13 million depending on liquidity. We expect to open less than ten new Company Stores as we focus our growth on franchise development. We anticipate investing in new equipment to support building our food capability and, on a discretionary basis, embark on a Company Store "refresh program" and upgrade our information system technology. We may also invest in manufacturing and/or distribution capabilities as we build a consumer products growth platform.

Financing Activities

In fiscal 2008, net cash provided by financing activities was $22.7 million, compared with net cash provided by financing activities of $4.2 million in fiscal 2007. In September 2008, the Company closed a new secured financing agreement totaling $25 million (see Note 9 in the Notes to the Consolidated Financial Statements). At closing, the Company borrowed the full amount available under the Financing Agreement, which primarily accounted for the net cash provided by financing activities in fiscal 2008. The net cash provided by financing activities in fiscal 2007 primarily resulted from the exercise of warrants.

Liquidity

As of December 30, 2008, we had cash and cash equivalents of $20.8 million compared to $23.0 million as of January 1, 2008. Our primary sources of liquidity are the cash on hand as a result of made under our new financing agreement and cash flows provided by operating activities. In addition, in February 2009, we received a federal income tax refund of $5.2 million. We hold $7.7 million in restricted cash and investments, approximately $4.3 million which represents cash held in a certificate of deposit to collateralize our letters of credit, which is required, because we were partially self-insured for workers' compensation and health insurance, $3.0 million of which represents restricted cash as provided for in our financing agreement and $0.4 million of which represents cash held in a certificate of deposit for an outstanding letter of credit. In fiscal 2009, we anticipate a reduction in the amount required to collateralize our letter of credit with respect to our self-insured workers' compensation insurance, which would reduce the extent of restrictions upon our cash.

Our primary liquidity and capital requirements are for working capital and general corporate needs and the fiscal 2009 capital expenditures described above. We expect that our primary sources of liquidity will be sufficient to fund working capital and general corporate needs and the non-discretionary capital expenditures for at least the next 12 months. The use of cash to fund discretionary capital expenditures will be based on the need to conserve our capital.

The adequacy of our available funds will depend on many factors, including the macroeconomic environment, the operating performance of our Company Stores, the successful expansion of our franchise and licensing programs, the successful rollout and consumer acceptance of our food initiatives, and continued compliance with our financing agreement. Given these uncertainties, we plan to evaluate other sources of capital, including, but not limited to, seeking to raise such capital through public or private equity or debt financing and selectively refranchising Company Stores. Future capital funding transactions may result in dilution to current stockholders. We cannot ensure that such capital will be available on favorable terms, or at all.

In addition, as described above, on September 11, 2008, the Company entered into a Financing Agreement (the "Financing Agreement") with Victory Park Management, LLC, as agent, and its affiliated funds as lenders ("Lenders") whereby the Lenders purchased an aggregate of $25 million worth of two-year senior secured term notes from the Company (the "Senior Notes"). The Senior Notes are described in Note 9 in the Notes to Consolidated Financial Statements and elsewhere herein. The Financing Agreement is the Company's principal source of external financing.

The Financing Agreement contains customary representations and covenants as well as customary events of default and certain default provisions that could result in acceleration of payment of the Senior Notes issued in connection with the Financing Agreement. As of December 30, 2008, the Company was in compliance with these representations and covenants and was not in default of the Financing Agreement. The financial covenants in the Financing Agreement include the requirement for store-level EBITDA on a consolidated basis to be $35 million for the thirteen (13) four-week close periods through maturity of the debt.

Pursuant to the terms of the Financing Agreement, store-level EBITDA means the consolidated net income (or loss) minus (i) cash extraordinary gains, (ii) non-cash extraordinary gains, (iii) other non-cash gains, and (iv) interest income plus (without duplication) (i) cash extraordinary losses, (ii) non-cash extraordinary losses, (iii) non-cash impairment losses, (iv) other non-cash losses, (v) income taxes, (vi) interest expense, (vii) depreciation and amortization, (viii) pre-opening expenses in accordance with each newly opened Restaurant owned by Borrowers and their Subsidiaries, (ix) Open Store Lease Termination Expenses, (x) Unopened Store Lease Termination Expenses, (xi) General and Administrative Expenses, and (xii) such other non-cash charges as may be approved by Agent in its sole discretion, plus (or minus) such other adjustments as may be reasonably recommended by a third party auditor selected by or otherwise reasonably acceptable to Victory Park for the purposes of normalizing store-level EBITDA.

The Company's store-level EBITDA was $44.9 million for fiscal 2008 as compared to $52.9 million for fiscal 2007 and therefore satisfied the store-level EBITDA financial covenant in the Financing Agreement. A reconciliation of store-level EBITDA as of December 30, 2008 and January 1, 2008 to cash provided by operating activities along with the components of store-level EBITDA follows:

	Fiscal 2008	Fiscal 2007
Net loss	**$(149,163)**	**$(113,296)**
Gain from derivative liabilities	(7,895)	(59,424)
Interest income	(365)	(3,517)
Trademark, long-lived asset and store impairment	111,863	202,174
Income tax benefit	(274)	(52,135)
Interest expense	2,064	181
Depreciation and amortization	24,717	19,168
Store pre-opening	2,044	5,863
Store lease termination and closure costs	10,029	718
General and administrative expenses	48,057	48,384
Other operating expenses	3,817	4,806
Store-level EBITDA	**$ 44,894**	**$ 52,922**
General and administrative	(48,057)	(48,384)
Store pre-opening	(2,044)	(5,863)
Other operating expenses	(3,817)	(4,806)
Income tax benefit	274	52,135
Interest income	365	3,517
Interest expense	(2,064)	(181)
Share-based compensation	4,213	4,214
Deferred income taxes	(323)	(52,223)
Deferred rent	4,261	7,163
Equity loss from joint ventures	416	204
Other non cash items	4,366	1,886
Change in assets and liabilities, net	5,680	2,114
Cash provided by operating activities	**$ 8,164**	**$ 12,698**

We disclose store-level EBITDA because it is the principal financial covenant in the Financing Agreement. Our calculation of store-level EBITDA is not necessarily comparable to similarly titled measures used by other companies. In addition, store-level EBITDA: (a) does not represent net income or cash flows from operating activities as defined by GAAP; (b) is not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered an alternative to net income, operating income, cash flows from operating activities or our other financial information as determined under GAAP.

Failure to comply with the store-level EBITDA financial covenant would cause the Company to default under the Financing Agreement. In the absence of a waiver of, or forbearance with respect to, such a default from Lenders, the Company could be obligated to repay the outstanding indebtedness under the Financing Agreement in advance of its scheduled maturity. In the event the Company was to fail to comply with this financial covenant, the Company would attempt to negotiate a waiver of such noncompliance. There can be no assurance that the Company would be able to negotiate such a waiver, and the costs and conditions associated with any such waiver could be significant. Failure to negotiate such a waiver would cause us to seek other sources of capital and could force us to sell business assets or take other actions which could be detrimental to our business operations.

As part of the Financing Agreement, the Company issued to Lenders two million shares of its common stock with certain registration rights, and entered into a Common Stock Put and Call Agreement with the Lenders (the "Put and Call Agreement"). Under the terms of the Put and Call Agreement, the lenders have a put right requiring us to repurchase the shares at a price of $1.50 per share after the earlier of the first anniversary of the closing date, the payment in full of the Senior Notes or the occurrence of certain events of default under the Financing Agreement or certain other events (the "Put Right"). The Put Right expires under certain circumstances, including if the average daily trading price for our common stock on the NASDAQ Global Market for 20 of 30 business days after the first anniversary of the closing date is greater than $1.50 per share, with average daily trading volume during such period of at least 250,000 shares, or the lenders' sale of the shares to an unaffiliated third party.

The Company's common stock has traded below $1.50 from the beginning of fiscal 2009. If the Put Right is exercised by Lenders, the Company will be required to purchase the shares for $3.0 million, which could force us to reduce operating expenses to maintain sufficient working capital.

Contractual Obligations

The following table summarizes contractual obligations and borrowings as of December 30, 2008, and the timing and effect that such commitments are expected to have on the Company's liquidity and capital requirements in future periods. The Company expects to fund these commitments primarily with operating cash flows generated in the normal course of business.

	Payments Due by Period (in 000's)				
	Total	**Less Than 1 Year**	**1-2 Years**	**3-4 Years**	**5 or More Years**
Operating lease obligations(1)	$221,711	$38,492	$65,979	$57,100	$60,140
Purchase obligations(2)	64,916	28,696	5,743	3,245	27,232
Note payable – principal and interest(3)	32,442	5,098	27,344	—	—
Capital leases	527	246	281	—	—
Total	$319,596	$72,532	$99,347	$60,345	$87,372

(1) Our wholly owned subsidiary, Jamba Juice Company, is a party to each Company Store lease obligation. The operating lease obligations represent future minimum lease payments under non-cancelable operating leases as of December 30, 2008. The minimum lease payments do not include common area maintenance

("CAM") charges, insurance, contingent rent obligations or real estate taxes, which are also required contractual obligations under our operating leases. In the majority of our operating leases, CAM charges are not fixed and can fluctuate from year to year. Total CAM charges, insurance, contingent rent obligations, license, permits and real estate taxes for our fiscal year ended December 30, 2008 were $9.6 million.

(2) We negotiate pricing and quality specifications for many of the products used in Company Stores and Franchise Stores. This allows for volume pricing and consistent quality of products that meet our standards. Although we negotiate and contract directly with manufacturers, co-packers or growers for our products, we purchase these products from third-party centralized distributors. These distributors source, warehouse and deliver specified products to both Company Stores and Franchise Stores. We also have contracts with certain vendors which require minimum purchases that are included in the purchase obligations noted above.

(3) In connection with the financing, we issued to the Lenders two million shares of our common stock which are subject to the Put and Call Agreement described above. Under the Put and Call Agreement, the Lenders have a put right requiring us to repurchase all or a portion of the shares at a price of $1.50 per share after the earlier of the first anniversary of the closing date, the payment in full of the Senior Notes or the occurrence of certain events of default under the Financing Agreement or certain other events. While this contractual agreement may in the future result in an obligation for us to pay up to $3 million, given that this amount is not truly determinable or certain to be paid at this point in time, it is not included in the table above. The Company also has a call right requiring the Lenders to sell the Shares to the Company at $1.50 per share before the earlier of the first anniversary of the closing date, the payment in full of the Senior Notes or the occurrence of certain events of default under the Financing Agreement. Because the put and call rights are considered a freestanding instrument, the two million shares issued in connection therewith are classified and recorded at their fair value of $2.0 million under derivative liabilities. See Note 9 in Notes to Consolidated Financial Statements for discussion of our Financing Agreement.

Effective January 10, 2007, we adopted the provisions of FIN No. 48, *Accounting for Uncertainty in Income Taxes*. As of December 30, 2008, our gross unrecognized tax benefits totaled $1.5 million and are not included in the table as a reasonably reliable estimate of the timing of future payments, if any, cannot be predicted.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

New Accounting Standards

See the Recent Accounting Pronouncements section in Note 1 of our Notes to Consolidated Financial Statements for a summary of new accounting standards.

SEASONALITY AND QUARTERLY RESULTS

Our business is subject to seasonal fluctuations. We expect to realize significant portions of our revenue during the second and third quarters of the fiscal year, which align with the warmer summer season. In addition, quarterly results are affected by the timing of the opening of new Company Stores and weather conditions. However, growth of our store locations may conceal or diminish the financial statement impact of such seasonal influences. Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

INFLATION

We do not believe that inflation has had a material impact on our results of operations in recent years. However, we cannot predict what effect inflation may have on our operations in the future.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rates

We are exposed to financial market risks due to our Financing Agreement. The Financing Agreement calls for outstanding amounts to bear a variable interest rate equal to 6-month LIBOR plus an applicable margin, subject to a floor of 12.5%. At December 30, 2008, a one percent change in LIBOR would not have any impact on our results of operations for our Financing Agreement because the current LIBOR plus the applicable margin are below the floor rate.

We do not enter into market risk sensitive instruments for trading purposes. We are exposed to financial market risks due primarily to changes in interest rates, which it moderates primarily by managing the maturities of its financial instruments. We do not use derivatives to alter the interest characteristics of its financial instruments. We do not believe a change in interest rate will materially affect our financial position or results of operations. A one percent change of the interest rate would result in an annual change in the results of operations of $0.2 million.

Commodities Prices

We purchase significant amounts of fruits and dairy products to support the needs of our Company Stores. The price and availability of these commodities directly impacts the results of operations and can be expected to impact the future results of operations.

We purchase fruit based on short-term seasonal pricing agreements. These short-term agreements generally set the price of procured frozen fruit and 100% pure fruit concentrates for less than one year based on estimated annual requirements. In order to mitigate the effects of price changes in any one commodity on its cost structure, we contract with multiple suppliers both domestically and internationally. These agreements typically set the price for some or all of our estimated annual fruit requirements, protecting us from short-term volatility. Nevertheless, these agreements typically contain a *force majeure* clause, which, if utilized (such as hurricanes in 2004 that destroyed the Florida orange crop and more recently with the 2007 freeze that affected California citrus), may subject us to significant price increases.

Our pricing philosophy is not to attempt to change consumer prices with every move up or down of the commodity market, but to take a longer term view of managing margins and the value perception of its products in the eyes of our customers. Our objective is to maximize our revenue through increased customer traffic. In cases such as the recent increase in minimum wage and increases in orange and dairy prices, we instituted price increases.

Derivative Instruments

We do not purchase derivative instruments on the open market. However, we have classified certain warrants and our put and call agreement as derivative instruments (warrants of $0.1 million and the put call liability of $2.0 million were recorded as a short term liability at December 30, 2008). Classification of the warrants as derivative liabilities was required because, for each instrument, there is a possibility that the instrument could be required to be settled in stock that requires registration. We are required to mark these instruments to market as of the end of each reporting period and to recognize the change in fair value in our consolidated statements of operations. Our stock price has been historically volatile and the fair values of these instruments are sensitive to changes in our underlying stock price. Also, we may be subject to changes in the risk free interest rate. As such, the carrying amount of these instruments may be volatile from period to period. For the period from January 6, 2005 (inception) to December 30, 2008, we recorded a cumulative gain on derivative instruments of $12.2 million for our warrants and our put and call agreement, such amount representing the change in fair value between the initial recording of the derivative and the fair value as of December 30, 2008. For fiscal 2008, the gain on derivative liabilities from the warrants was $9.2 million, representing the change in fair value between January 1, 2008 and December 30, 2008 and the loss on our put and call agreement was $1.3 million.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Jamba, Inc.:

We have audited the accompanying consolidated balance sheet of Jamba, Inc. and subsidiary as of December 30, 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for the fiscal year ended December 30, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jamba, Inc. and subsidiary as of December 30, 2008, and the results of its operations and its cash flows for the fiscal year ended December 30, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Jamba, Inc.'s internal control over financial reporting as of December 30, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 16, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

San Francisco, California
March 16, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Jamba, Inc.
Emeryville, California

We have audited the accompanying consolidated balance sheet of Jamba, Inc. and subsidiary (the "Company") as of January 1, 2008 and the related consolidated statements of operations, stockholders' equity, and cash flows for the fiscal years ended January 1, 2008 and January 9, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Jamba, Inc. and subsidiary as of January 1, 2008 and the results of their operations and their cash flows for the fiscal years ended January 1, 2008 and January 9, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, on January 10, 2007, the Company adopted Statement of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.*

/s/ Deloitte & Touche LLP

San Francisco, California
March 14, 2008

JAMBA, INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share and per share amounts)	December 30, 2008	January 1, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 20,822	$ 23,016
Restricted cash and investments	5,059	1,916
Receivables, net of allowances of $416 and $133	4,594	6,402
Inventories	3,435	3,582
Prepaid and refundable income taxes	5,670	5,814
Prepaid rent	185	3,261
Prepaid expenses and other current assets	1,328	1,607
Deferred income taxes	—	6,928
Total current assets	41,093	52,526
Property, fixtures and equipment, net	95,154	128,861
Trademarks and other intangible assets, net	2,998	87,599
Restricted cash	2,659	2,950
Deferred income taxes	354	—
Other long-term assets	3,462	3,066
Total assets	$ 145,720	$ 275,002
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 8,089	$ 14,487
Accrued compensation and benefits	7,667	6,490
Workers' compensation and health self-insurance reserves	1,922	1,796
Accrued jambacard liability	30,764	28,576
Current portion of capital lease obligations	246	—
Other accrued expenses	12,074	8,277
Derivative liabilities	2,098	9,290
Total current liabilities	62,860	68,916
Note payable	22,829	—
Long-term capital lease obligations	281	—
Long-term workers' compensation and health insurance reserves	2,659	2,950
Deferred income tax	—	7,269
Deferred rent and other long-term liabilities	16,670	12,359
Commitments and contingencies (Notes 10 and 16)	—	—
Total liabilities	105,299	91,494
Stockholders' equity:		
Common stock, $.001 par value, 150,000,000 shares authorized; 54,690,728 and 52,637,131 shares issued and outstanding	55	53
Additional paid-in capital	358,258	352,184
Accumulated deficit	(317,892)	(168,729)
Total stockholders' equity	40,421	183,508
Total liabilities and stockholders' equity	$ 145,720	$ 275,002

See Notes to Consolidated Financial Statements.

JAMBA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except share and per share amounts)	Fiscal Year Ended December 30, 2008	Fiscal Year Ended January 1, 2008	Fiscal Year Ended January 9, 2007
Revenue:			
Company stores	$ 333,784	$ 306,035	$ 22,064
Franchise and other revenue	9,106	11,174	1,051
Total revenue	342,890	317,209	23,115
Costs and operating expenses:			
Cost of sales	89,163	84,226	6,039
Labor	120,251	102,661	8,524
Occupancy	44,868	37,458	3,590
Store operating	43,714	39,942	4,222
Depreciation and amortization	24,717	19,168	1,878
General and administrative	48,057	48,384	6,195
Store pre-opening	2,044	5,863	285
Impairment of long-lived assets	27,802	1,550	—
Store lease termination and closure	10,029	718	—
Trademark and goodwill impairment	84,061	200,624	—
Other operating	3,817	4,806	675
Total costs and operating expenses	498,523	545,400	31,408
Loss from operations	(155,633)	(228,191)	(8,293)
Other income (expense):			
Gain (loss) on derivative liabilities	7,895	59,424	(57,383)
Interest income	365	3,517	4,177
Interest expense	(2,064)	(181)	(71)
Total other income (expense)	6,196	62,760	(53,277)
Loss before income taxes	(149,437)	(165,431)	(61,570)
Income tax benefit	274	52,135	2,544
Net loss	$ (149,163)	$ (113,296)	$ (59,026)
Weighted-average shares used in the computation of loss per share:			
Basic	53,252,855	52,323,898	24,478,384
Diluted	53,252,855	52,323,898	24,478,384
Loss per share:			
Basic	$ (2.80)	$ (2.17)	$ (2.41)
Diluted	$ (2.80)	$ (2.17)	$ (2.41)

See Notes to Consolidated Financial Statements.

JAMBA, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Dollars in thousands, except share amounts)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Stockholders' Equity
Balance as of January 10, 2006	21,000,000	$ 21	$ 86,493	$ 3,593	$ 90,107
Issuance of shares in private placement	30,879,999	31	231,569	—	231,600
Private placement fees	—	—	(6,750)	—	(6,750)
Reclass of common stock subject to redemption	—	—	25,241	—	25,241
Exercise of warrants	1,617	—	7	—	7
Share-based compensation expense	—	—	427	—	427
Assumption of Jamba Juice Company options and warrants at fair value	—	—	4,269	—	4,269
Net loss	—	—	—	(59,026)	(59,026)
Balance as of January 9, 2007	51,881,616	52	341,256	(55,433)	285,875
Exercise of warrants	669,500	1	6,500	—	6,501
Exercise of stock options	51,640	—	214	—	214
Share-based compensation expense	—	—	4,214	—	4,214
Restricted shares vested in 2007	34,375	—	—	—	—
Net loss	—	—	—	(113,296)	(113,296)
Balance as of January 1, 2008	52,637,131	53	352,184	(168,729)	183,508
Share-based compensation expense	—	—	4,213	—	4,213
Issuance of shares	1,097	—	—	—	—
Restricted shares vested in 2008	52,500	—	—	—	—
Common stock issued in connection with Financing Agreement	2,000,000	2	1,861	—	1,863
Net loss	—	—	—	(149,163)	(149,163)
Balance as of December 30, 2008	54,690,728	$ 55	$358,258	$(317,892)	$ 40,421

See Notes to Consolidated Financial Statements.

JAMBA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	Fiscal Year Ended December 30, 2008	Fiscal Year Ended January 1, 2008	Fiscal Year Ended January 9, 2007
Cash provided by (used in) operating activities:			
Net loss	$(149,163)	$(113,296)	$ (59,026)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	24,717	19,168	1,878
Trademark and goodwill impairment	84,061	200,624	—
Impairment of long-lived assets	27,802	—	—
Lease termination, store closure costs and disposals	11,734	3,488	587
Jambacard breakage income and amortization, net	1,687	629	(305)
Share-based compensation	4,213	4,214	426
Bad debt and inventory reserves	579	37	26
Deferred rent	4,261	7,163	333
Deferred income taxes	(323)	(52,223)	(2,837)
Equity (income) loss from joint ventures	416	204	(19)
(Gain) loss on derivative liabilities	(7,895)	(59,424)	57,383
Other	395	—	—
Changes in operating assets and liabilities:			
Receivables, net	1,083	(3,019)	(1,916)
Inventories	(207)	(924)	406
Prepaid rent	3,076	(1,381)	—
Prepaid taxes	144	(3,317)	—
Prepaid expenses and other current assets	452	20	2,864
Other long-term assets	200	(152)	(2,832)
Accounts payable	(322)	(16)	(520)
Accrued compensation and benefits	1,177	617	481
Workers' compensation and health insurance reserves	(165)	—	—
Accrued jambacard liability	501	8,235	5,187
Litigation settlement payable	—	(614)	83
Accrued expenses and other liabilities	(2,026)	2,789	(2,909)
Other long-term liabilities	1,767	(124)	5
Cash provided by (used in) operating activities	8,164	12,698	(705)
Cash used in investing activities:			
Capital expenditures	(30,173)	(52,269)	(4,772)
Cash paid in acquisitions, net of cash acquired	—	(24,105)	(245,350)
Increase in restricted cash and investments	(2,852)	(4,866)	—
Cash in trust	—	—	128,266
Investment in joint ventures	(25)	(53)	(20)
Cash used in investing activities	(33,050)	(81,293)	(121,876)
Cash provided by financing activities:			
Borrowings on debt facilities	23,022	—	—
Payments on debt facility	(1,088)	—	(15,875)
Payment of debt issuance costs	(1,326)	—	—
Proceeds from common stock	1,863	—	—
Net put/call obligation	703	—	—
Payment on capital lease obligations	(482)	—	—
Cash from private placement and exercise of warrants	—	4,018	224,858
Proceeds from exercise of stock options	—	214	—
Cash provided by financing activities	22,692	4,232	208,983
Net (decrease) increase in cash and equivalents	(2,194)	(64,363)	86,402
Cash and equivalents at beginning of period	23,016	87,379	977
Cash and equivalents at end of period	$ 20,822	$ 23,016	$ 87,379
Supplemental cash flow information:			
Cash paid for interest	$ 1,803	$ 186	$ —
Income taxes paid	69	2,344	104
Noncash investing and financing activities:			
Property, fixtures and equipment acquired through use of deposit	$ —	$ 2,706	$ —
Noncash property, fixtures and equipment additions	$ 1,534	$ 8,965	$ 2,959
Fair value of options and warrants assumed in connection with the Merger	$ —	$ —	$ 4,269

See Notes to Consolidated Financial Statements.

JAMBA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business—Jamba, Inc. and its subsidiary (the "Company") was incorporated in Delaware on January 6, 2005 as a blank check company formed to serve as a vehicle for the acquisition of a then unidentified operating business. The registration statement for the Company's initial public offering (the "Offering") was declared effective June 29, 2005. On July 6, 2005, the Company consummated its initial public offering and received net proceeds of approximately $110.9 million and executed the over-allotment option offering on July 7, 2005 and received net proceeds of approximately $17.0 million. The Company's management had broad discretion with respect to the specific application of the net proceeds of the Offering, although substantially all of the net proceeds of the Offering were intended to be generally applied toward consummating a merger with an operating company. This operating company was subsequently identified as Jamba Juice Company.

On March 10, 2006, the Company entered into an Agreement and Plan of Merger with Jamba Juice Company (the "Merger Agreement"). On November 29, 2006 (the "Merger Date"), the Company consummated the merger with Jamba Juice Company (the "Merger") whereby Jamba Juice Company became a wholly owned subsidiary of the Company. For accounting purposes, the Merger was treated as a purchase business combination. The results of Jamba Juice Company are included in the consolidated financial statements subsequent to the Merger Date. During the periods prior to the Merger, the Company was in the development stage.

The Company offers a wide variety of fresh blended-to-order smoothies, fresh-squeezed juices, baked goods and snacks through retail stores. As of December 30, 2008, there were 729 locations consisting of 511 company owned and operated stores and 218 franchise stores operating in 21 states and the Bahamas; notwithstanding the single Bahamas location, the Company has no other international locations. Of these 729 locations, 388 were located in California. Jamba Juice Company began operations in 1990.

Basis of Presentation—The consolidated financial statements include the accounts of the Company and, subsequent to the Merger, its wholly owned subsidiary, Jamba Juice Company. All intercompany balances and transactions have been eliminated. The equity method of accounting is used to account for joint ventures owned by Jamba Juice Company because Jamba Juice Company exercises significant influence over operating and financial policies of its partners. Accordingly, the carrying value of these investments is reported in other long-term assets, and the Company's equity in the net income and losses of these investments is reported in other operating expenses.

Fiscal Year End— On November 29, 2006, Jamba, Inc.'s board of directors approved a change to the Company's fiscal year end from December 31 to the second Tuesday following December 31 of the ensuing year. The Company's prior fiscal year started on January 11, 2006 and ended on January 9, 2007, which is referred to as fiscal 2006.

On June 7, 2007, Jamba, Inc.'s board of directors approved a change to the Company's fiscal year end from the second Tuesday following December 31 to the Tuesday closest to December 31. The Company's most recently completed fiscal year started on January 2, 2008 and ended on December 30, 2008, which is referred to as fiscal 2008. The Company's previously completed fiscal year started on January 10, 2007 and ended on January 1, 2008, which is referred to as fiscal 2007. The Company believes that the one week in our fiscal year change is insignificant for comparative purposes and would not be material to reporting the overall financial conditions or operating results of the Company as a whole.

Significant Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates, and such differences could affect the results of operations reported in future periods.

Concentrations of Risk—The Company maintains food distribution contracts primarily with one supplier, Southwest Traders, Inc. This supplier provided approximately 81% of cost of sales for fiscal 2008 and fiscal 2007 and approximately 82% in fiscal 2006, which potentially subjects the Company to a concentration of business risk. If this supplier had operational problems or ceased making product available to the Company, operations could be adversely affected.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with high-quality financial institutions. Balances in the Company's cash accounts frequently exceed the Federal Deposit Insurance Corporation insurance limit.

Self-Insurance Reserves—The Company is self-insured through September 30, 2008 for existing and prior years' exposures related to workers' compensation and healthcare benefits. Liabilities associated with the self-insured risks are not discounted and are estimated, in part, by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. The estimated accruals for these liabilities could be significantly affected if future occurrences and claims differ from these assumptions and historical trends.

Cash and Cash Equivalents—The Company considers all highly liquid instruments with maturities of three months or less when purchased to be cash equivalents. As of December 30, 2008 and January 1, 2008, the Company did not have any investments with maturities greater than three months.

Restricted Cash and Investments— The Company held $7.7 million in restricted cash, of which $5.0 million was classified as a current asset and $2.7 million classified as a long-term asset, at December 30, 2008, representing cash held in a certificate of deposit to collateralize the Company's letters of credit, which is required since the Company was self-insured for workers' compensation and health insurance. Also included in restricted cash is $3.0 million related to the Company's Financing Agreement (See Note 9).

The Company held $4.9 million in restricted cash at January 1, 2008. Approximately $3.0 million, classified as a long-term asset, represents cash held in a certificate of deposit to collateralize the Company's letters of credit and approximately $1.9 million was classified as a current asset. Of the $1.9 million current restricted cash, $1.4 million related to letters of credit required for the Company's workers' compensation and $0.5 million represents the cash holdback related to one of the Company's acquisitions. The $0.5 million holdback was released in April 2008.

Receivables—Receivables primarily represent amounts due from royalty fees, advertising fees, construction allowances and jambacards issued by the franchisees. The allowance for doubtful accounts is the Company's estimate of the amount of probable credit losses in the Company's existing accounts receivable.

Inventories—Inventories include only the purchase cost and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method (FIFO). Inventories consist of food, beverages and available-for-sale promotional products.

Property, Fixtures and Equipment—Property, fixtures and equipment acquired in the Merger are stated at estimated fair value as of the Merger Date. Property, fixtures and equipment acquired subsequent to the Merger are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful life. The estimated useful life for leasehold improvements is the lesser of 10 years or the term of the underlying lease. The estimated useful life for furniture, fixtures and equipment is three to seven years.

Impairment of Long-Lived Assets—Long-lived assets, including leasehold improvements, and other fixed assets are reviewed for impairment when indicators of impairment are present. Expected cash flows associated with an asset, in addition to other quantitative and qualitative analyses, are the key factors in determining the recoverability of the asset. Identifiable cash flows are measured at the individual store level. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance. Management's estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, changes in economic conditions, changes to our business model or changes in operating performance. If the sum of the undiscounted cash flows is less than the carrying value of the asset, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset.

The Company recorded $27.8 million, $1.6 million and $0 in long-lived asset impairment charges during fiscal 2008, fiscal 2007 and fiscal 2006, respectively.

Trademark, Goodwill and Other Intangible Asset Impairment—The Company accounts for goodwill and other intangible assets in accordance with Financial Accounting Standards Board ("FASB") Statement No. 142, *Goodwill and Other Intangible Assets.* As required by FASB Statement No. 142, the Company tests for goodwill impairment annually (at year-end) or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The required two-step approach uses accounting judgments and estimates of future operating results. Changes in estimates or the application of alternative assumptions could produce significantly different results. Impairment testing is done at a reporting unit level. An impairment loss generally is recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. The estimates and judgments that most significantly affect the fair value calculation are assumptions related to revenue growth, discount rate, public market trading multiples and control premiums. The fair value of the reporting unit is reconciled to the Company's market capitalization plus an estimated control premium.

Trademarks are not subject to amortization and are tested for impairment annually (at year-end), or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company performed its test for impairment on trademarks by comparing the fair value of the trademarks to their carrying amounts. An impairment loss is generally recognized when the carrying amount of the trademarks is less than the fair value. The fair value of trademarks was estimated using the income approach-relief from royalty method, which is based on the projected cost savings attributable to the ownership of the trademarks.

As a result of the evaluation of goodwill and trademarks, the Company recorded a non-cash goodwill impairment charge of $1.4 million related to impairment from the acquisition of the remaining interest in JJC Florida (see Note 2) and the impairment of the Company's previously held 35% interest in JJC Florida and $82.6 million related to trademarks, respectively, in fiscal 2008. The Company also recorded a non-cash impairment charge of $111.0 million and $89.6 million related to goodwill and trademarks, respectively, in fiscal 2007.

Intangible assets subject to amortization (primarily franchise agreements, employment/nonsolicitation agreements, reacquired franchise rights and a favorable lease portfolio) are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Intangible assets are amortized over their estimated useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise realized. Useful lives for the franchise agreements and employment agreements are 13.4 years and 4.0 years, respectively. The useful life of reacquired franchise rights represents the remaining term of the franchise agreement. The useful life of the favorable lease portfolio is based on the related lease term.

Jambacards—The Company, through its subsidiary, Jamba Juice Company, has been selling jambacards to its customers in its retail stores and through its website since November 2002. The Company's jambacards do not have an expiration date. An obligation is recorded at the time of either an initial load or a subsequent reload in the accrued jambacard liability line item on the Company's consolidated balance sheets. The Company recognizes income from jambacards when (i) the jambacard is redeemed by the customer or (ii) the likelihood of the jambacard being redeemed by the customer is remote (also referred to as "jambacard breakage") and the Company determines that it does not have a legal obligation to remit the unredeemed jambacards to the relevant jurisdictions. The Company determines the jambacard breakage amount based upon its historical redemption patterns. The Company has concluded that after three years of inactivity the likelihood of redemption becomes remote and recognizes breakage income at that time. Jambacard breakage income is included in other operating expenses in the consolidated statements of operations.

As a result of the Merger, the jambacard liability was adjusted to fair value by discounting the projected cash flows to present value, which are the costs to service deferred revenue, plus an estimated operating margin. The adjustment is being amortized over the expected life of the jambacard and resulted in $0.4 million and $2.1 million of expense during fiscal 2008 and fiscal 2007, respectively, which offset the amount recorded as jambacard breakage income. The Company recorded $2.1 million, $1.5 million and $0.3 million of jambacard breakage income during fiscal 2008, fiscal 2007 and fiscal 2006, respectively.

Rent Expense—Under the provisions of certain of our leases, there are rent holidays and/or escalations in payments over the base lease term, as well as renewal periods. The effects of rent holidays and escalations are reflected in rent costs on a straight-line basis over the expected lease term, which includes cancelable option periods when it is deemed to be reasonably assured that the Company will exercise such option periods due to the fact that the Company would incur an economic penalty for not doing so. The lease term commences on the date when the Company become legally obligated for the rent payments which generally coincides with the time when the landlord delivers the property for us to develop. All rent costs recognized during construction periods are classified as pre-opening expenses.

In accordance with FASB Statement No. 141, *Business Combinations,* deferred rent recorded by Jamba Juice Company prior to the Merger was not recorded by the Company in purchase accounting. Deferred rent resulting from the difference between the amounts charged to operations and cash paid under the leases for periods subsequent to the Merger is being recorded by the Company.

Construction Allowances—The Company receives construction allowances from landlords, which are deferred and amortized on a straight-line basis over the lease term as a reduction of rent expense. Construction allowances are recorded in deferred rent and other long-term liabilities. In accordance with FASB Statement No. 141, construction allowances recorded by Jamba Juice Company prior to the Merger were not recorded by the Company in purchase accounting.

Asset Retirement Obligations—The Company accounts for asset retirement obligations ("ARO") under FASB Interpretation ("FIN") No. 47, *Accounting for Conditional Asset Retirement Obligations—An Interpretation of FASB Statement No. 143.* FIN No. 47 requires recognition of a liability for the fair value of a required ARO when such obligation is incurred. The Company's AROs are primarily associated with leasehold improvements which, at the end of a lease, the Company is contractually obligated to remove in order to comply with the lease agreement. At the inception of a lease with such conditions, the Company records an ARO liability and a corresponding capital asset in an amount equal to the estimated fair value of the obligation. The liability is accreted to its projected future value over time. The capitalized asset is depreciated using the convention for depreciation of leasehold improvement assets. Upon satisfaction of the ARO conditions, any difference between the recorded ARO liability and the actual retirement costs incurred is recognized as an operating gain or loss in the consolidated statements of operations.

In accordance with FASB Statement No. 143, *Accounting for Asset Retirement Obligations*, as interpreted by FIN No. 47, the Company has recognized asset retirement obligations for the future cost to comply with lease obligations at the end of a lease. The liability as of December 30, 2008 and January 1, 2008 was $0.4 million and $0.3 million, respectively, and is included in other long-term liabilities.

Revenue Recognition—Revenue from Company Stores is recognized when product is sold. Revenue is presented net of any taxes collected from customers and remitted to government entities. Revenue from jambacards is recognized upon redemption. Until redemption, outstanding customer balances are recorded as a liability. See above for discussion on recognition of jambacard breakage.

Franchise revenue is generated from three sources: development fees, initial franchise fees and royalties. Development fees are paid to the Company as part of an agreement to open and operate a specific number of stores in a specified territory. The amount of the fee is based on the number of stores to be opened pursuant to the development agreement and secures the territory for exclusivity during the development. The nonrefundable fees collected for these services are recognized ratably as the franchise stores under these agreements open. The Company's multi-unit development agreements specify the number of stores to be opened. Any changes to the specific number of stores would be stated in a subsequent contractual agreement (see Note 3).

The Company charges an initial franchise fee for providing operational materials, new store opening planning, and functional training courses. Initial franchise fees are paid for every store the franchisee opens and are due at the time the franchise agreement for a particular store is executed. Franchise fees are recognized as revenue when all material services or conditions have been substantially performed or satisfied and no other material conditions or obligations related to the determination of substantial performance exist. Duties and services that are completed prior to approval include training, facilities inspection, receipt of operating license(s), and clearance from appropriate agencies. These duties and services are substantially complete prior to the approval of the opening of a store. Duties and services relating to the earning of the franchise fees are necessary for the stores to open. Revenue is recognized when the store opens.

Royalties are determined as a percentage of revenue and are recognized in the same period as the related franchise store revenue. If collection of the franchise royalty fee is doubtful, a receivable and an allowance are recorded by the Company without any revenue recognition and revenue is recognized at the time such receivables are collected.

In addition, as part of two different management agreements the Company has assigned employees full time to support two area developers in accordance with an area development affiliation agreement (see Note 3). The Company bears all the responsibilities and obligations related to these employees and records the employee costs as franchise support expense and the reimbursement from the area developers as franchise and other revenue. Employee costs are charged at cost. The Company purchased the Midwest franchisee in December 2006 (see Note 2) and is now party to one management agreement.

Advertising Costs—Advertising costs are expensed as incurred and were $8.6 million, $9.6 million and $1.6 million in fiscal 2008, fiscal 2007 and fiscal 2006, respectively, and are classified as store operating expenses. The Company also receives advertising contributions from its franchisees. These contributions are a contractual obligation of the franchisee and are recorded as an offset to advertising expense and were $1.6 million, $2.1 million and $1.5 million for fiscal 2008, fiscal 2007 and fiscal 2006, respectively.

Store Pre-opening Costs—Costs incurred in connection with start-up and promotion of new store openings as well as rent from possession date to store opening date are expensed as incurred.

Comprehensive Income—Comprehensive income is defined as the change in equity during a period from transactions and other events, excluding changes resulting from investments from owners and distributions to owners. Comprehensive income (loss) equals net income (loss) for all periods presented.

Income Taxes—The provision for income taxes is determined in accordance with the provisions of SFAS No. 109, *Accounting for Income Taxes*. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date. In establishing deferred income tax assets and liabilities, management of the Company makes judgments and interpretations based on enacted tax laws and published tax guidance applicable to the Company's operations. The Company records deferred tax assets and liabilities and evaluates the need for valuation allowances to reduce deferred tax assets to estimated realizable amounts. Changes in the Company's valuation of the deferred tax assets or changes in the income tax provision may affect its annual effective income tax rate.

In July 2006, the FASB issued FIN No. 48, *Accounting for Uncertainty in Income Taxes*. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This pronouncement also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Effective January 10, 2007, the Company adopted the provisions of FIN No. 48 and the provisions of FIN No. 48 have been applied to all income tax positions commencing on that date. There was no effect on beginning retained earnings of applying the provisions of FIN No. 48 in the consolidated balance sheets as of January 10, 2007. The Company classifies estimated interest and penalties related to the underpayment of income taxes as a component of income tax expense in the accompanying consolidated statements of operations.

Prior to fiscal 2007, the Company determined its tax contingencies in accordance with FASB Statement No. 5, *Accounting for Contingencies*. The Company recorded estimated tax liabilities to the extent the contingencies were probable and could be reasonably estimated.

Common Stock Subject to Possible Redemption—With respect to the first business combination, which was approved and consummated, any Public Stockholder who voted against the business combination could demand that the Company redeem his or her shares. The per share redemption price equaled the amount in the Trust Fund as of the record date for determination of stockholders entitled to vote on the business combination divided by the number of shares of common stock held by Public Stockholders at the consummation of the Offering. Accordingly, Public Stockholders holding 19.99% of the aggregate number of shares owned by all

Public Stockholders could seek redemption of their shares in the event of a business combination. Such Public Stockholders were entitled to receive their per share interest in the Trust Fund computed without regard to the shares held by Initial Stockholders. Accordingly, the Company had set up a liability on the balance sheet for the possible redemption of 3,448,275 shares of common stock in the amount of $25.2 million as of January 10, 2006. No Public Stockholders voted against the merger with Jamba Juice Company. Upon completion of the Merger, the redemption right no longer existed, therefore, the liability for possible redemption was reclassified to additional paid-in capital in fiscal 2006.

Earnings Per Share—Earnings per share is computed in accordance with FASB Statement No. 128, *Earnings per Share.* Basic net income per share is computed based on the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed based on the weighted-average number of common shares and potentially dilutive securities, which include outstanding options and restricted stock awards granted under the Company's stock option plans and warrants. Anti-dilutive shares of 21.8 million, 21.8 million and 22.0 million have been excluded from diluted weighted-average shares outstanding in fiscal 2008, fiscal 2007 and fiscal 2006, respectively.

The number of incremental shares from the assumed exercise of options and warrants was calculated by applying the treasury stock method. The following table summarizes the differences between the basic and diluted weighted-average shares outstanding used to compute diluted net earnings (loss) per share:

	December 30, 2008	January 1, 2008	January 9, 2007
Basic weighted-average shares outstanding	53,252,855	52,323,898	24,478,384
Incremental shares from assumed exercise of options and warrants and restricted stock awards	—	—	—
Diluted weighted-average shares outstanding	53,252,855	52,323,898	24,478,384

Preferred Stock—The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting, and other rights and preferences, as may be determined from time to time by the board of directors.

Share-based compensation—Stock options for a fixed number of shares are granted to certain employees and directors with an exercise price based on the grant date of the Company's common stock. The Company also grants restricted stock with a fair value determined based on the closing price of the Company's common stock on the date of grant (see Note 12). Stock options excluding performance-based stock option grants and restricted stock generally vest over a four-year period. Share-based compensation expense is recognized ratably over the service period. Performance-based stock option grants will vest at a specified date upon the achievement of certain goals. No share-based compensation expense will be recognized until it is probable that the performance condition will be achieved.

The Company accounts for share-based compensation using the provisions of FASB Statement No. 123 (revised 2004), *Share-Based Payment*, and SEC Staff Accounting Bulletin ("SAB") No. 107, *Share-Based Payment*, as amended by SAB No. 110, requiring the measurement and recognition of all share-based compensation under the fair value method.

Fair Value of Financial Instruments—The carrying value of cash and cash equivalents, notes and accounts receivable and accounts payable approximates fair value.

On September 11, 2008, the Company entered into a financing agreement (the "Financing Agreement") with Victory Park Management, LLC, as agent, and its affiliated funds as lenders ("Lenders") whereby the Lenders purchased $25 million two-year senior secured term notes from the Company (the "Senior Notes"). The Senior Notes are secured by a first priority lien on all current and future assets of the Company, with certain exceptions. The Senior Notes bear interest at a rate of 6-month LIBOR plus 8%, subject to a floor of 12.5% per annum (if the LIBOR rate is not available, interest will accrue at the Prime Rate plus 7%, subject to a floor of 12.5% per annum), with interest payable monthly in arrears, and a $375,000 make-whole interest payment to the extent the Senior Notes continue to be outstanding after 15 months. The Company has the right to prepay the Senior Notes with payment of the principal, accrued interest and, if the prepayment is after the first anniversary of the closing, the make-whole interest payment. As the likelihood of the make-whole interest payment is minimal, no value for this feature has been recorded.

The Senior Notes are subject to acceleration and certain mandatory prepayment events set forth in the Financing Agreement. In connection with this Financing Agreement, the Company incurred approximately $0.9 million in loan origination fees and $0.3 million in legal fees. The Company made a $500,000 deposit on possible prepayment to the Lenders at closing, payable with the proceeds from the sale of the Senior Notes. This amount, which is classified in other long-term assets, represents a deposit of any possible prepayment should certain generating events occur that are not in the ordinary course of the Company's business.

Pursuant to the Financing Agreement, on September 11, 2008, the Company issued to the Lenders two million shares of its common stock (the "Shares") with certain registration rights, and entered into a Common Stock Put and Call Agreement with the Lenders (the "Put and Call Agreement"). Under the terms of the Put and Call Agreement, the Lenders have a put right requiring the Company to repurchase the Shares at a price of $1.50 per share after the earlier of the first anniversary of the closing date, the payment in full of the Senior Notes or the occurrence of certain events of default under the Financing Agreement or certain other events (the "Put Right"). The Put Right expires under certain circumstances, including if the average daily trading price for the Company's common stock on the NASDAQ Global Market for 20 of 30 business days after the first anniversary of the closing date is greater than $1.50 per share, with average daily trading volume during such period of at least 250,000 shares, or the Lenders' sale of the Shares to an unaffiliated third party. Under the terms of the Put and Call Agreement, the Company has a call right requiring the Lenders to sell the Shares to the Company at $1.50 per share before the earlier of the first anniversary of the closing date, the payment in full of the Senior Notes or the occurrence of certain events of default under the Financing Agreement (the "Call Right").

The two million shares are classified as equity and recorded at fair value of $1.3 million. The Put and Call Rights can be considered legally and separately detachable as they are contractually distinct from the common stock, are not embedded within the common stock shares and are considered a freestanding instrument. In accordance with SFAS No. 150, "*Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*" the Put and Call Rights have been recorded as a liability based on its fair value of $0.7 million and will be marked-to market on a quarterly basis.

The Company also entered into a Registration Rights Agreement with the Lenders which provides the Lenders with certain rights to require the Company to file with the United States Securities and Exchange Commission a registration statement covering the resale of the Shares.

The Financing Agreement contains customary representations and covenants as well as customary events of default and certain default provisions that could result in acceleration of payment of the Senior Notes issued in connection with the Financing Agreement. As of December 30, 2008, the Company was in compliance with these representations and covenants and was not in default of the Financing Agreement.

Accounting for Warrants and Derivative Instruments—On July 6, 2005, the Company consummated its initial public offering of 15,000,000 warrants (the "Warrants"). On July 7, 2005, the Company consummated the closing of an additional 2,250,000 warrants that were subject to the underwriters' over-allotment option. Each Warrant entitles the holder to purchase from the Company one share of its common stock at an exercise price of $6.00 per share and expires on June 28, 2009. These Warrants are freely traded on the NASDAQ Global Market under the symbol "JMBAW."

The Company sold to the representative of the underwriter, for $100, an option to purchase up to a total of 750,000 units (the "Units"). Each Unit consists of one share of common stock and one redeemable common stock purchase warrant ("Embedded Warrants"). The Embedded Warrants issuable upon exercise of this option are identical to those sold in the initial public offering, except that the Embedded Warrants included in the option have an exercise price of $7.50 (125% of the exercise price of the warrants included in the units sold in the offering). These Units are freely traded on the NASDAQ Global Market under the symbol "JMBAU." This option is exercisable at $10.00 per Unit and expires on June 29, 2010.

The Emerging Issues Task Force ("EITF") Issue No. 00-19, *Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company's Own Stock* ("EITF 00-19"), requires freestanding contracts that are settled in a company's own stock, including common stock warrants, to be designated as an equity instrument, asset, or a liability. Under the provisions of EITF 00-19, a contract designated as an asset or a liability must be carried at fair value on a company's balance sheet, with any changes in fair value recorded in the company's results of operations. A contract designated as an equity instrument must be included within equity, and no fair value adjustments are required from period to period. In accordance with EITF 00-19, the 17,250,000 Warrants issued to purchase common stock are separately accounted for as liabilities. The fair value of these Warrants is shown on the Company's consolidated balance sheets and the unrealized changes in the values of these derivatives are presented in the Company's consolidated statements of operations as "Gain (loss) on derivative liabilities." Since these Warrants are freely traded on the NASDAQ Global Market, the fair value of the Warrants is estimated based on the market price of a warrant at each period-end. To the extent that the market price increases or decreases, the Company's derivative liabilities will also increase or decrease, impacting the Company's consolidated statements of operations.

Fair values for exchange-traded securities and derivatives are based on quoted market prices. Where market prices are not readily available, fair values are determined using market-based pricing models incorporating readily observable market data and requiring judgments and estimates. The option to purchase 750,000 shares is considered an equity instrument, as the underlying shares do not need to be registered, and all other criteria to be accounted for as an equity instrument have been fulfilled. The accounting for the Embedded Warrants follows the same accounting guidelines as the 17,250,000 warrants discussed previously, and is considered a liability in accordance with EITF 00-19.

The Company used the fair value to estimate the fair value of the Embedded Warrants as of January 9, 2007 and used the Black-Scholes pricing model for all other reporting periods. Option valuation models, including Black-Scholes, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the fair value. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award. The risk-free rate of interest is based on the zero coupon U.S. Treasury rates appropriate for the expected term of the award and was 0.5% as of December 30, 2008, 3.1% as of January 1, 2008, and 4.7% as of January 9, 2007. Expected dividends are zero based on history of not paying cash dividends on the Company's common stock. The Company does not have any plans to pay dividends in the future. The expected term was determined to be the remaining contractual life of the option or derivative of 1.5 years as of December 30, 2008, 2.5 years as of January 1, 2008, and 3.5 years as of January 9, 2007.

Due to its limited trading history as an operating entity, the Company uses volatility rates based on a 50/50 blend of historic, daily stock price observations of the Company's common stock since its inception and historic, daily stock price observations of the Company's peers (companies in Jamba Juice Company's industry that are viewed as a "concept" and a leader in the premium, specialty growth segment) for a period prior to the balance sheet date that is equal in length to the expected term. Prior to the Merger, the Company used volatility rates based upon a sample of comparable special purpose acquisition corporations. The volatility factor used in Black-Scholes has a significant effect on the resulting valuation of the derivative liabilities on the Company's consolidated balance sheets. The volatility index used for the calculation was 71.6% as of December 30, 2008, 42.6% as of January 1, 2008, and 34.4% as of January 9, 2007. The Company used the relative fair value to estimate the fair value of the Embedded Warrants as of January 9, 2007 and used the Black-Scholes pricing model for all other reported periods. Relative fair value is estimated as the difference between the closing market price of the Company's common stock and the exercise price of the derivative. The Company's stock price and volatility estimates will likely change in the future, and will therefore affect the derivative liabilities recorded. To the extent that the Company's stock price increases or decreases, its derivative liabilities will also increase or decrease, absent any change in volatility rates and risk-free interest rates.

The estimated fair value of the warrants was $0.1 million, $9.3 million, and $69.5 million as of December 30, 2008, January 1, 2008, and January 9, 2007, respectively. The estimated fair value of the Embedded Warrants was $0 as of December 30, 2008 and January 1, 2008 and $1.7 million as of January 9, 2007. Such amounts are recorded as derivative liabilities in the consolidated balance sheets.

The Company issued new warrants to purchase 304,581 shares of Company common stock (the "Rolled-Over Warrants") on November 29, 2006, in exchange for the then outstanding warrants of Jamba Juice Company (see Note 2). These warrants were converted to provide terms and expiration dates that were substantially similar to the terms contained in the original Jamba Juice Company warrants. Since the Rolled-Over Warrants do not contain a requirement to register the underlying shares and none of the other criteria that would require derivative treatment of these warrants have been met, the Rolled-Over Warrants are considered an equity instrument and were recorded as part of the purchase price of Jamba Juice Company at their acquisition date estimated fair value of $2.3 million. The exercise price of these warrants range from $4.26 to $7.58.

Segment Reporting—FASB Statement No. 131, *Disclosures about Segments of an Enterprise and Related Information,* requires financial information for each segment that is individually managed with separate operating results that are reviewed regularly by the chief operating decision makers. The Company has one reportable retail segment.

Reclassifications—The Company adjusted the January 1, 2008 balance sheet to properly reflect $3.0 million of workers' compensation reserves as a long-term liability. The reserves were previously classified as a current liability included in workers' compensation and health insurance reserves. The $1.2 million deferred tax asset related to this liability was also previously classified as current deferred income taxes, and the January 1, 2008 balance sheet has been adjusted to properly reflect this amount as a reduction of the long-term deferred income tax liability. In addition, the Company adjusted the January 1, 2008 balance sheet to properly reflect, as a long-term asset, $3.0 million of the related restricted cash held in a certificate of deposit to collateralize the Company's letters of credit for self-insured workers' compensation. This amount was previously classified as a current asset included in restricted cash.

Certain prior year amounts were also reclassified to conform to current-year presentations. The Company also reclassified certain expenses related to impairment of long-lived assets, store closure and lease termination costs. Deadsite costs, previously classified in store operating expense of $0.5 million and store closure costs $0.2 million previously classified in other operating is now classified as store lease termination and closure costs on the consolidated statement of operations. Impairment of long-lived assets of $1.6 million was reclassified from other operating expense and is now its own line item on the consolidated statement of operations.

Recent Accounting Pronouncements

In September 2006, the FASB issued FASB Statement No. 157, *Fair Value Measurements*. FASB Statement No. 157 is effective for fiscal years beginning after November 15, 2007; however, FSP FAS 157-2, *Effective Date of FASB Statement No.* 157, delayed the effective date of FASB Statement No. 157 for most nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. The implementation of FASB Statement No. 157 for financial assets and financial liabilities, effective January 2, 2008, did not have a material impact on the Company's consolidated financial statements. The Company will adopt FASB Statement No. 157 for nonfinancial assets and nonfinancial liabilities beginning in the first quarter of fiscal 2009 and does not expect adoption to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued FASB Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements*, an amendment of ARB No. 51. FASB Statement No. 160 changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. This new consolidation method significantly changes the accounting for transactions with minority interest holders. FASB Statement No. 160 is effective for fiscal years beginning after December 15, 2008 with early application prohibited. As a result of adopting FASB Statement No. 160, beginning in fiscal 2009 the Company will no longer record an intangible asset when the purchase price of a partnership interest exceeds the book value at the time of buyout. Instead, any excess will be recorded as a reduction to equity. Additionally, after the adoption of FASB Statement No. 160, operating losses will be allocated to noncontrolling interests even when such allocation results in a deficit balance (i.e., book value can go negative). The Company will present noncontrolling interests (currently shown as minority interest) as a component of equity on the consolidated balance sheets and minority interest expense will no longer be separately reported as a reduction to net income on the consolidated income statements. The Company does not anticipate the adoption of FASB Statement No. 160 to have any other material impact on its consolidated financial statements.

In December 2007, the FASB issued FASB Statement No. 141 (revised 2007), *Business Combinations*. FASB Statement No. 141R establishes principles and requirements for how an acquiror in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date. FASB Statement No. 141R significantly changes the accounting for business combinations in a number of areas including the treatment of contingent consideration, preacquisition contingencies, transaction costs, in-process research and development and restructuring costs. In addition, under FASB Statement No. 141R, changes in an acquired entity's deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense. FASB Statement No. 141R provides guidance regarding what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FASB Statement No. 141R is effective for fiscal years beginning after December 15, 2008 with early application prohibited. The Company will adopt FASB Statement No. 141R beginning in the first quarter of fiscal 2009 and will change its accounting treatment for business combinations on a prospective basis.

In March 2008, the FASB issued FASB Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities*,. FASB Statement No. 161 requires companies to provide enhanced disclosures about derivative instruments and hedging activities to enable investors to better understand the effects of such instruments and activities on a company's financial position, financial performance and cash flows. Under FASB Statement No. 161, companies are required to disclose the fair values of derivative instruments and their gains and losses in a tabular format. FASB Statement No. 161 is effective for fiscal years beginning after November 15, 2008, and the Company will adopt these provisions in the first quarter of fiscal 2009. The Company does not anticipate that the adoption of FASB Statement No. 161 will have a material impact on its consolidated financial statements.

In April 2008, the FASB issued FSP FAS 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets". This change is intended to improve the consistency between the useful life of a recognized intangible asset under FASB Statement 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R and other GAAP. The requirement for determining useful lives must be applied prospectively to intangible assets acquired after the effective date and the disclosure requirements must be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, which will require the Company to adopt these provisions in the first quarter of fiscal 2009 and will apply prospectively FSP 142-3 on its consolidated financial statements.

In October 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,* which clarifies the application of FASB Statement No. 157 in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. The Staff Position is effective immediately and applies to prior periods for which financial statements have not been issued, including interim or annual periods ending on or before December 30, 2008. The implementation of FSP FAS 157-3 did not have a material impact on the Company's consolidated financial statements.

2. ACQUISITIONS

Fiscal 2008 Acquisition of Joint Venture Partnership

Pursuant to an Unit Purchase Agreement dated December 16, 2008, between the Company's wholly owned subsidiary, Jamba Juice Company and JJC Florida LLC ("JJC Florida"), the Company purchased the remaining 65% in JJC Florida that the Company did not already own resulting in the acquisition of 13 stores in the Florida geographic region from JJC Florida. The agreement called for the purchase of all the assets, property, and business of JJC Florida related to the operation of its 13 stores. JJC Florida had entered into a joint venture with the Company to develop the Florida market.

The right to develop additional stores expired on June 28, 2005 when the Company entered into an Amended and Restated Management Agreement with JJC Florida. Under this Management Agreement, the Company managed and operated the stores owned by JJC Florida and used Company employees. Under the terms of the Third Amendment to Agreements dated June 28, 2005, JJC Florida's right to build additional stores in Florida was voided and exclusivity was terminated. The Company had the right to purchase all of the remaining interest in JJC Florida commencing on October 1, 2008 and for 90 days thereafter. In anticipation of this right, the Company and JJC Florida agreed to the purchase and sale transaction on December 16, 2008. Total consideration for the agreement was $1.5 million and an additional $0.2 million in credit for reimbursement of amounts owed to JJC Florida. The acquisition was accounted for using the purchase method and resulted in goodwill of $0.6 million, which was fully impaired at December 30, 2008.

The purchase price allocation for JJC Florida was as follows (in thousands):

Property, fixtures and equipment, net	$ 334
Other current assets	877
Other intangible assets, net	(97)
Other accrued expenses	(55)
Goodwill	623
Total consideration	$1,682

The operating results of stores acquired are included in the consolidated statements of operations from the date of acquisition. The goodwill was subsequently impaired after the acquisition. The pro-forma effects of the acquired stores are not significant to fiscal 2008 or fiscal 2007 operating results.

Fiscal 2007 Acquisitions of Franchisees

The Company acquired the assets of 22 Jamba Juice franchised stores owned by Sanders Liquid Sunshine ("Sanders") and Vegas Liquid Sunshine ("Vegas") on September 18, 2007 in the Northern California and Nevada geographic regions, respectively for $15.3 million, which includes a holdback of $1.4 million that was paid in September 2008. In addition, the Company acquired ten stores on April 4, 2007 and two stores on June 26, 2007 from Four Life Foods, LLC ("Four Life") and Juice The Two of Us, Inc., respectively for a total of $9.3 million. Stores located in the Central California and Northern California geographic regions were acquired from Four Life and Juice The Two of Us, respectively. All acquisitions were accounted for using the purchase method of accounting and resulted in total goodwill of approximately $19.0 million. All of the goodwill is expected to be tax deductible for tax purposes. The operating results of stores acquired are included in the consolidated statements of operations from the date of acquisition.

Purchase Price Allocation

Pursuant to SFAS 141, *Business Combinations*, the purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values as of the acquisition dates. The purchase prices for the acquisitions of Four Life, Juice The Two of Us, Sanders and Vegas have been allocated as follows (in thousands):

Property, fixtures and equipment, net	$ 4,377
Other current assets	398
Trademarks and other intangible assets, net	1,095
Other long-term assets and deferred franchise revenue	71
Other accrued expenses	(193)
Deferred tax liabilities	(86)
Other long-term liabilities	(14)
Goodwill	19,008
Total purchase price	$24,656

Acquisition of Jamba Juice Company

On November 29, 2006, the Company completed its acquisition of Jamba Juice Company pursuant to the Merger Agreement. Jamba Juice Company's results of operations are included in the Company's consolidated statements of operations from the Merger Date. The total purchase price for Jamba Juice Company was $251.8 million and is comprised of the following (in thousands):

Cash payment to equity holders	$218,816
Cash held in escrow	21,875
Fair value of Jamba Juice Company warrants assumed	2,323
Fair value of Jamba Juice Company stock options assumed	1,946
Acquisition-related transaction costs	6,791
Total purchase price	$251,751

The following payments were made pursuant to the Merger Agreement:

Cash payment to equity holders: Each of Jamba Juice Company's 10.9 million shares of common stock and 26.0 million shares of preferred stock were converted into the right to receive $6.03 in cash per share less $0.52 per share for amounts to be held in escrow for a total payment of $203.3 million. Holders of options to purchase 4.4 million shares of Jamba Juice Company common stock exercised their options for cash proceeds of $11.2 million and received a cash payment of $24.5 million for a net payment of $13.3 million. Holders of warrants to purchase approximately 725,000 shares of Jamba Juice Company common stock received a net cash payment of $2.2 million.

Cash held in escrow: In accordance with the Merger Agreement, $19.9 million (or $0.47 per share) of the merger consideration otherwise payable to each stockholder was deposited in an escrow account through November 29, 2007 (the "Escrow Period") to satisfy the indemnity obligations under the Merger Agreement. An additional $2.0 million (or $0.05 per share) was deposited in a separate interest bearing account to reimburse the stockholder representative for its fees and costs, and to fund any costs of defense of any indemnity claims. Such amounts, less any amounts applied in satisfaction of indemnification claims or stockholder representative fees and expenses, were released to the former Jamba Juice Company shareholders, option holders, and warrant holders on a pro-rata basis based on their respective ownership percentages. The first holdback escrow release payment of approximately $11.8 million was made in January 2007. The second holdback escrow release payment of approximately $3.9 million was made in May 2007. The third and final holdback escrow release payment for approximately $4.2 million was made on July 31, 2007. Of the $2.0 million in the shareholder representative account, approximately $1.8 million was paid to Jamba Juice Company shareholders on or about July 31, 2007. Approximately $150,000 had been disbursed subsequent to August 1, 2007. As these amounts were originally considered part of the purchase price of the Merger, the tax impacts of these payouts resulted in an offset to goodwill. The remaining balance of $55,000 owed to former Jamba Juice Company shareholders as of January 1, 2008 was paid during fiscal 2008.

Fair value of options and warrants assumed: As of the Merger Date, vested and unvested options to purchase 1.4 million shares and warrants to purchase 0.6 million shares of Jamba Juice Company common stock were converted into options to purchase 0.7 million shares and exchanged for warrants to purchase 0.3 million shares of Company common stock. The exchange ratio of 0.53 for warrants was calculated by dividing the per share merger consideration of $6.03 by the average daily closing price per share of Company common stock over a period of 5 trading days immediately preceding the Merger Date. The exchange ratio of 0.51 for options assumed was calculated by dividing the per share merger consideration of $6.03 by the closing price per share of the Company's common stock on the day before the completion of the Merger. The exchange ratios were also applied to adjust the exercise price of the options and warrants so that the aggregate intrinsic value of the new Company options and warrants was not greater than the aggregate intrinsic value of the Jamba Juice Company options and warrants immediately prior to the Merger.

The fair value of options assumed and warrants exchanged was determined using a Black-Scholes valuation model with the following assumptions: average stock price of $11.53, expected lives of 0.5 to 5.0 years, risk-free interest rates of 4.3% to 5.0%, expected volatility of 35.7% to 39.7% and expected dividends of zero. See discussion of how the Company determines these assumptions in Note 12. The fair value of the options assumed and warrants exchanged has been included as part of the purchase price. The portion of the fair value of unvested options that relates to future service of $1.9 million will be recognized into expense over the remaining weighted-average vesting period of the options of 2.2 years.

Acquisition related transaction costs: Acquisition related transaction costs include legal and accounting fees and other external costs directly related to the acquisition.

Purchase Price Allocation—Acquisition of Jamba Juice Company

Pursuant to SFAS No. 141, *Business Combinations*, the purchase price has been allocated to the assets acquired and liabilities assumed based upon their estimated fair values as of the Merger Date. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. Goodwill of $93.8 million is not deductible for tax purposes. The allocation of the purchase price to the fair values of the assets acquired and liabilities assumed as of the Merger Date is presented below (in thousands):

Current assets	$ 18,043
Property, fixtures and equipment	81,548
Goodwill	93,773
Trademarks	172,200
Other intangible assets	5,344
Other long-term assets	2,863
Current liabilities	(45,239)
Accrued jambacard liability	(14,830)
Deferred income tax liabilities, net	(58,171)
Other long-term liabilities	(3,780)
Total purchase price	$251,751

Trademarks

All of Jamba Juice Company's products are sold under the Jamba Juice name and whirl logo. The use of the Jamba Juice trademarks is considered to be paramount to the continued success of the Company and provide for a seamless transition of ownership and continuity in the minds of both employees and customers. These indefinite-lived trademarks were not subject to amortization as management expected these trademarks to generate cash flows indefinitely. To estimate the fair value of the trademarks, the Company used the income approach-relief from royalty method, which is based on the projected cost savings attributable to the ownership of the trademarks.

Other Intangible Assets

The other intangible assets acquired of $5.3 million include the following (in thousands):

	Fair Value	Estimated Useful Life
Favorable leases	$3,300	related lease term
Franchise agreements	1,314	13.4 years
Employment/non-solicitation agreements	730	4.0 years
Total other intangible assets	$5,344	

Accrued jambacard Liability

Jamba Juice Company has a stored value or gift card program, known as jambacard. When these cards are purchased, Jamba Juice Company records an accrued jambacard liability (deferred revenue). As of the Merger Date, Jamba Juice Company had an outstanding balance of $17.7 million in accrued jambacard liability, which has been adjusted to fair value by discounting the projected cash flows to present value, which are calculated as the costs to service deferred revenue, plus an estimated profit margin. The estimated fair value of the accrued jambacard liability as of November 28, 2006 was $14.8 million.

Deferred Rent and Construction Allowances

As of the Merger Date, Jamba Juice Company had a deferred rent liability of $10.6 million, which represented deferred rent arising from the difference between the straight-line rent expense charged to operations and the cash paid under the Jamba Juice Company leases, as well as the unamortized construction allowances received from landlords. In accordance with SFAS No. 141, these deferred amounts have not been recorded by the Company.

Deferred Income Tax Liability

Because the purchase price allocated to assets acquired and liabilities assumed differs for financial reporting and tax purposes, the Company has, in accordance with SFAS No. 109, *Accounting for Income Taxes*, recognized deferred tax assets or liabilities for the deferred tax effects of those temporary differences. As a result, the Company has recognized net deferred tax liabilities of $58.2 million.

3. AREA DEVELOPMENT AFFILIATIONS

The Company's wholly owned subsidiary, Jamba Juice Company, has entered into multi-unit license agreements with area developers to develop stores in certain geographic regions. Under typical multi-unit license agreements, the area developer generally pays one-half of the initial nonrefundable fee multiplied by each store to be developed as a nonrefundable development fee upon execution of the multi-unit license agreement. The agreements are generally for a term of 10 years. Each time a store is opened under the multi-unit license agreement, the Company credits the franchisee one-half of the initial fee paid as part of the development fee and the franchisee is required to pay the remaining one-half of the initial fee. As of December 30, 2008, there are 77 stores operating under the two current multi-unit license agreements. One of the two current multi-area developers have contractual commitments to open four new franchise stores.

The Company generally executes franchise agreements for each store that establish the terms of its arrangement with the franchisee. The franchise agreements typically require the franchisee to pay an initial, non-refundable fee and continuing fees based upon a percentage of sales. Subject to the Company's approval and the franchisee's payment of a renewal fee, a franchisee may generally renew the franchise agreement upon its expiration.

Deferred franchise revenue as of December 30, 2008 and January 1, 2008 includes $129,050 and $178,650, respectively, relating to non-refundable development fees paid by one current area developer as well as initial fees paid by franchisees whose stores have not yet opened.

Franchise revenue consists of royalties and fees from our franchisees. The Company recognizes initial fees received from a franchisee as revenue when it has performed substantially all initial services required by the franchise agreement, which is generally upon the opening of a store. The Company recognizes continuing royalties based upon a percentage of franchisee revenues as earned. The Company is not required to contribute capital as part of multi-unit license agreements or franchise agreements.

The Company incurs expenses that benefit both the franchisees and Company Stores. These expenses, along with other costs of servicing franchise agreements, are charged to general and administrative expenses as incurred. A portion of these expenses related to store management and oversight are charged to the franchisee. The Company also incurs other direct costs, primarily store payroll for one area developer (JJC Florida, LLC) and one former area developer (Heartland), which is charged to other operating expense.

In August 2004, Jamba Juice Company entered into an Amended and Restated Management Agreement with Heartland. Under this agreement, Jamba Juice Company managed and operated the stores owned by Heartland and did so using Jamba Juice Company employees. This arrangement continued until the Company exercised the right to purchase the stores owned by Heartland in December 2006 (See Note 2). For fiscal 2006, the Company incurred employee expenses in managing and operating these stores of $65,000, which is reported as other operating expense. Under the agreement, Heartland reimbursed Jamba Juice Company $110,000 in fiscal 2006 for managing and operating these stores, which is reported as franchise and other revenue.

In June 2005, Jamba Juice Company entered into a Management Agreement with JJC Florida. Under this agreement, Jamba Juice Company managed and operated the stores owned by the area developer and did so using Jamba Juice Company employees. For fiscal 2008, fiscal 2007 and fiscal 2006, Jamba Juice Company incurred employee expenses in managing and operating these stores of $2.5 million, $2.8 million and $264,000, respectively, which are reported as other operating expense. Under the agreement, JJC Florida reimbursed Jamba Juice Company $2.5 million, $2.9 million and $267,000 for fiscal 2008, fiscal 2007 and fiscal 2006, respectively, for managing and operating these stores, which is reported as franchise and other revenue. In connection with entering into the Management Agreement, JJC Florida's development rights were terminated.

4. PROPERTY, FIXTURES AND EQUIPMENT

Property, fixtures, and equipment as of December 30, 2008 and January 1, 2008, consisted of the following (in thousands):

	December 30, 2008	January 1, 2008
Leasehold improvements	$ 68,288	$ 77,590
Furniture, fixtures and equipment	66,847	54,965
Construction in progress (primarily stores under construction)	628	16,479
Total	135,763	149,034
Less accumulated depreciation and amortization	(40,609)	(20,173)
Total	$ 95,154	$128,861

Depreciation expense for fiscal 2008, fiscal 2007, and fiscal 2006 was $23.5 million, $18.3 million, and $1.8 million, respectively.

5. GOODWILL

Goodwill is tested for impairment annually during the fourth quarter of the fiscal year in accordance with FASB Statement No. 142. The fair value of the Company's reporting unit was estimated using a discounted cash flow and market multiple analyses of historical and forecasted operating results of its reporting unit. Inherent in the Company's fair value determinations are certain judgments and estimates relating to future cash flows, current economic indicators and market valuations, and the Company's strategic operational plans. A change in such assumptions may cause a change in the results of the analyses performed. Based on the results of the Company's evaluation and due to the challenging business conditions and resulting decline in the market price of the Company's common stock, the Company recorded an impairment charge of $1.0 million and $111.0 million in the fourth quarter of fiscal 2008 and fiscal 2007, respectively.

The changes in the carrying amount of goodwill are as follows (in thousands):

	Fiscal 2008	Fiscal 2007
Balance at beginning of year	$ —	$ 94,162
Acquisitions (see Note 2)	993	19,008
Impairments	(993)	(111,024)
Other	—	(2,146)[1]
Balance at end of year	$ —	$ —

(1) This includes a decrease of $1.0 million related to an adjustment to correct the recording of certain deferred tax assets resulting from the acquisition of JJC. The remaining activity represents the tax impact of the Company's payout of escrow holdbacks from the Merger. See Note 2.

6. TRADEMARKS AND OTHER INTANGIBLE ASSETS

The carrying amount and accumulated amortization of trademarks and other intangible assets as of December 30, 2008 and January 1, 2008, were as follows (in thousands):

	Gross Amount	Accumulated Amortization	Net
Amortized Intangible Assets			
As of January 1, 2008			
Favorable leases	$3,893	$(1,243)	$2,650
Franchise agreements	1,141	(101)	1,040
Employment agreements	730	(200)	530
Reacquired franchise rights	875	(96)	779
Total	$6,639	$(1,640)	$4,999
As of December 30, 2008			
Favorable leases	$3,176	$(1,490)	$1,686
Franchise agreements	920	(143)	777
Reacquired franchise rights	850	(315)	535
Total	$4,946	$(1,948)	$2,998

Other intangible assets are amortized over their expected useful lives. Amortization expense for intangible assets for fiscal 2008, fiscal 2007 and fiscal 2006 was $1.9 million, $1.5 million and $0.2 million, respectively. Expected annual amortization expense for intangible assets recorded as of December 30, 2008 is as follows (in thousands):

Fiscal Year	Amortization
2009	$915
2010	656
2011	470
2012	293
2013	164
Thereafter	500

Unamortized Intangible Assets (in thousands)	December 30, 2008	January 1, 2008
Trademarks	$—	$82,600

Trademarks are not subject to amortization and are tested for impairment annually (at year-end), or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of the comparison of the fair value of the trademarks to its carrying amount. The fair value of trademarks was estimated using the income approach-relief from royalty method, which is based on the projected cost savings attributable to the ownership of the trademarks. As a result of the evaluation, the Company recorded an impairment charge of $82.6 million, $49.8 million, net of tax in fiscal 2008 and an impairment charge of $89.6 million, $53.9 million net of tax, in fiscal 2007.

7. OTHER LONG-TERM ASSETS

As of December 30, 2008 and January 1, 2008, other long-term assets consisted of the following (in thousands):

	December 30, 2008	January 1, 2008
Deposits	$1,386	$ 846
Investment in JJC Florida, LLC	—	1,348
Investment in JJC Hawaii, LLC	520	680
Deferred loan fees	1,081	—
Other	475	192
Total	$3,462	$3,066

The Company accounts for its investments in JJC Florida, LLC and JJC Hawaii, LLC under the equity method. The Company owned 5.0% of JJC Hawaii, LLC, as of December 30, 2008 and January 1, 2008. The Company owned 35.2% of JJC Florida, LLC, as of January 1, 2008. The Company purchased the remaining interest in JJC Florida, LLC that it did not previously own on December 16, 2008. The equity losses recognized by the Company for JJC Florida, LLC was $231,000, $46,000, and $3,000 for fiscal 2008, fiscal 2007 and fiscal 2006, respectively and $185,000, $147,000, and $16,000 for JJC Hawaii LLC for fiscal 2008, fiscal 2007 and fiscal 2006, respectively.

The following is summarized financial information for the Company's equity investments in JJC Florida, LLC and JJC Hawaii, LLC as of January 1, 2008 and the fiscal year then ended (in thousands). Information for fiscal 2008 is not significant.

	January 1, 2008
Current assets	$ 1,844
Non-current assets	11,442
Current liabilities	4,421
Non-current liabilities and members' equity	8,855
Revenue	38,157
Gross profit	26,360
Net loss from operations	(2,707)
Net loss	(2,707)

8. IMPAIRMENT, STORE LEASE TERMINATION AND CLOSURE COSTS AND WORKFORCE REDUCTION

Long-lived asset impairment

The Company reviews its entire store portfolio on a regular basis. The review includes an analysis of each store's past and present operating performance combined with projected future results. Impairment charges include the write-down of long-lived assets at stores that were assessed for impairment because of management's intention to close the store or because of changes in circumstances that indicate the carrying value of an asset may not be recoverable. The Company recorded impairment charges of $27.8 million and $1.6 million for fiscal 2008 and fiscal 2007, respectively, for the impairment of long-lived assets at 144 and 20 stores, respectively.

Store lease termination and closure costs and workforce reduction

As a result of the Company's revitalization efforts and revised development goals, the Company evaluated the infrastructure needed to support its evolving business model and restructured its Support Center to eliminate certain administrative positions. During fiscal 2008, the Company has eliminated 71 positions, closed 31 underperforming Company Stores prior to the normal expiration of their lease term and canceled the opening of 13 stores under development. As a result of these actions, the Company incurred $10.0 million in charges related to asset write-offs for operating Company Stores and sites under development and lease termination related costs and $2.2 million in severance charges.

Lease termination costs consist primarily of the costs of future obligations related to closed store locations. Discounted liabilities for future lease costs and the fair value of related subleases of closed locations are recorded when the stores are closed. All other costs related to closed units are expensed as incurred. In assessing the discounted liabilities for future costs of obligations related to closed stores, the Company make assumptions regarding amounts of future subleases. If these assumptions or their related estimates change in the future, the Company may be required to record additional exit costs or reduce exit costs previously recorded. Exit costs recorded for each of the periods presented include the effect of such changes in estimates. Severance accruals will be paid primarily during fiscal 2009. Lease obligations are payable through 2018, less sublease amounts.

The following is a reconciliation of the store closure and severance accrual (in thousands):

Balance as of January 9, 2007	$ 516
Additional accruals	112
Payments on liability	(152)
Balance as of January 1, 2008	$ 476
Provision for noncancellable lease payments of closed stores	4,637
Severance accrual	2,192
Severance payments	(1,158)
Payments on liability	(483)
Balance as of December 30, 2008	$ 5,664

Loss on Disposal of Other Assets—During fiscal 2008, fiscal 2007, and fiscal 2006, the Company wrote off the net book value of certain assets that were disposed of due to store remodels or upgrades of equipment of $1.7 million, $1.2 million, and $0.6 million, respectively and is classified in other operating expenses.

9. NOTE PAYABLE & FINANCING AGREEMENT

On April 17, 2008, the Company entered into a credit agreement with Wells Fargo Financial, LLC which established a senior secured revolving credit facility of $25.0 million, subject to a maximum of two times trailing thirteen period adjusted EBITDA. The Company subsequently terminated this agreement on September 11, 2008. The early termination fee resulting from the cancellation of this credit agreement was $0.3 million.

On September 11, 2008, the Company entered into a financing agreement (the "Financing Agreement") with Victory Park Management, LLC, as agent, and its affiliated funds as lenders ("Lenders") whereby the Lenders purchased $25 million two-year senior secured term notes from the Company (the "Senior Notes"). The Senior Notes are secured by a first priority lien on all current and future assets of the Company, with certain exceptions. The Senior Notes bear interest at a rate of 6-month LIBOR plus 8%, subject to a floor of 12.5% per annum (if the LIBOR rate is not available, interest will accrue at the Prime Rate plus 7%, subject to a floor of 12.5% per annum), with interest payable monthly in arrears, and a $375,000 make-whole interest payment to the extent the Senior Notes continue to be outstanding after 15 months. The Company has the right to prepay the Senior Notes with payment of the principal, accrued interest and, if the prepayment is after the first anniversary of the closing, the make-whole interest payment. As the likelihood of the make-whole interest payment is minimal, no value for this feature has been recorded.

The Senior Notes are subject to acceleration and certain mandatory prepayment events set forth in the Financing Agreement. In connection with this Financing Agreement, the Company incurred approximately $0.9 million in loan origination fees and $0.3 million in legal fees. The Company made a $500,000 deposit on possible prepayment to the Lenders at closing, payable with the proceeds from the sale of the Senior Notes. This amount, which is classified in other long-term assets, represents a deposit of any possible prepayment should certain generating events occur that are not in the ordinary course of the Company's business.

Pursuant to the Financing Agreement, on September 11, 2008, the Company issued to the Lenders two million shares of its common stock (the "Shares") with certain registration rights, and entered into a Common Stock Put and Call Agreement with the Lenders (the "Put and Call Agreement"). Under the terms of the Put and Call Agreement, the Lenders have a put right requiring the Company to repurchase the Shares at a price of $1.50 per share after the earlier of the first anniversary of the closing date, the payment in full of the Senior Notes or the occurrence of certain events of default under the Financing Agreement or certain other events (the "Put Right"). The Put Right expires under certain circumstances, including if the average daily trading price for the Company's common stock on the NASDAQ Global Market for 20 of 30 business days after the first anniversary of the closing date is greater than $1.50 per share, with average daily trading volume during such period of at least 250,000 shares, or the Lenders' sale of the Shares to an unaffiliated third party. Under the terms of the Put and Call Agreement, the Company has a call right requiring the Lenders to sell the Shares to the Company at $1.50 per share before the earlier of the first anniversary of the closing date, the payment in full of the Senior Notes or the occurrence of certain events of default under the Financing Agreement (the "Call Right").

The two million shares are classified as equity and recorded at fair value of $1.3 million. The Put and Call Rights can be considered legally and separately detachable as they are contractually distinct from the common stock, are not embedded within the common stock shares and are considered a freestanding instrument. In accordance with SFAS No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"* the Put and Call Rights have been recorded as a liability based on its fair value of $0.7 million and will be marked-to market on a quarterly basis.

The Company also entered into a Registration Rights Agreement with the Lenders which provides the Lenders with certain rights to require the Company to file with the United States Securities and Exchange Commission a registration statement covering the resale of the Shares.

The Financing Agreement contains customary representations and covenants as well as customary events of default and certain default provisions that could result in acceleration of payment of the Senior Notes issued in connection with the Financing Agreement. As of December 30, 2008, the Company was in compliance with these representations and covenants and was not in default of the Financing Agreement.

10. LEASE COMMITMENTS

The Company leases its office, retail stores, and some equipment under operating leases, with terms expiring through 2021. Most store leases have an initial term of 10 years, with renewal options of up to 10 years and provide for payment of common area operating expenses and real estate taxes. Rental expense, net of sublease income was $35.2 million in fiscal 2008, $31.1 million in fiscal 2007 and $3.0 million in fiscal 2006 and is recorded in occupancy costs and general and administrative expenses.

The aggregate future minimum noncancelable lease payments as of December 30, 2008, were as follows (in thousands):

Fiscal Year Ending:	
2009	$ 38,492
2010	34,045
2011	31,935
2012	29,979
2013	27,120
Thereafter	60,140
Total minimum lease commitments	$221,711

The Company has subleases related to certain of its operating leases. The Company recognized sublease income of $0.2 million in fiscal 2008 and $0.2 million for each of fiscal 2007 and 2006. Future minimum lease payments under operating leases have not been reduced by future minimum sublease rental income of approximately $0.3 million.

The Company leases certain equipment and software license of $0.7 million which is considered capital leases and is included in property and equipment on the consolidated balance sheets. Amortization of assets under capital leases is included in depreciation and amortization expense.

11. INCOME TAXES

The components of the income tax provision are as follows (in thousands):

	December 30, 2008	January 1, 2008	January 9, 2007
Current provision	$ 421	$ 88	$ 293
Deferred benefit	(695)	(52,223)	(2,837)
Income tax (benefit) expense—net	$(274)	$(52,135)	$(2,544)

Included in the fiscal 2007 deferred benefit are tax benefits of $3.6 million related 2007 federal net operating losses and $1.3 million related to 2007 state net operating losses.

The difference between the effective income tax rate and the United States federal income tax rate is summarized as follows:

	December 30, 2008	January 1, 2008	January 9, 2007
Statutory federal rate	(34.0)%	(34.0)%	(34.0)%
State income taxes less federal benefit	(5.7)	(5.8)	(5.7)
Change in valuation allowance	40.6	—	—
Tax exempt income—net	—	—	(2.0)
Nontaxable (gain) loss on derivative liability	(2.4)	(14.3)	37.1
Stock options	1.5	—	—
Impairment of goodwill	0.2	22.0	—
Other	(0.4)	0.6	0.5
	(0.2)%	(31.5)%	(4.1)%

Deferred income taxes are provided for the temporary differences between the carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax bases. The temporary differences give rise to either a deferred tax asset or liability in the financial statements that is computed by applying current statutory tax rates to taxable and deductible temporary differences based upon the classification (i.e., current or noncurrent) of the asset or liability in the financial statements that relates to the particular temporary difference. Deferred taxes related to differences that are not attributable to a specific asset or liability are classified in accordance with the future period in which they are expected to reverse and be recognized for income tax purposes.

The deferred tax asset (liability) consisted of the following temporary differences as of December 30, 2008, and January 1, 2008 (in thousands):

	December 30, 2008	January 1, 2008
Reserves and accruals	$ 8,589	$ 6,850
Deferred franchise revenue	—	78
Total current deferred tax asset	8,589	6,928
Net operating losses	19,954	7,264
Deferred rent	2,124	1,419
Tax credit attributes	2,187	2,268
Basis difference in intangibles	6,966	(28,676)
Share-based compensation	760	1,218
Basis difference in fixed assets	17,500	8,014
Basis difference in investments	(188)	(209)
Reserves and accruals	2,021	1,174
Other	224	307
Total non-current deferred tax asset (liability)	51,548	(7,221)
Valuation allowance	(59,783)	(48)
Total net deferred tax asset (liability)	$ 354	$ (341)

At December 30, 2008 the Company has federal and state net operating loss carryovers of $46.9 million and $64.5 million, respectively, which, if not used earlier, will expire between 2017 and 2029. In addition, the Company also has tax credit carryforwards for federal and state purposes of $1.4 million and $0.7 million, respectively, which do not expire.

SFAS 109 requires that the tax benefit of net operating losses, temporary differences and credit carryforwards be recorded as an asset to the extent that management assesses the realization is "more likely than not". Realization of the future tax benefits is dependent on the Company's ability to generate sufficient taxable income within the carryforward period. A valuation allowance is provided for deferred tax assets when it is "more likely than not" that some portion of the deferred tax asset will not be realized. Because of the Company's recent history of operating losses, management believes the recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not likely to be realized and, accordingly, has provided a valuation allowance. A full valuation allowance has been recorded for the net deferred tax assets at December 30, 2008, which increases the valuation allowance by $59.7 million for the fiscal year ended December 30, 2008. A deferred tax asset of $354,000 remains due to the impact that a FIN 48 liability has on deferred taxes.

On September 11, 2008, the Company entered into a Financing Agreement with Victory Park Management, LLC, as agent, and its affiliated funds as lenders whereby the Lenders purchased $25 million two-year senior secured term notes from the Company. Pursuant to the Financing Agreement, on September 11, 2008, the Company issued to the Lenders two million shares of its common stock with certain registration rights, and entered into a Common Stock Put and Call Agreement with the Lenders. As the Put and Call Rights are considered a freestanding instrument and accounted for under SFAS 150, the two million shares issued are classified as equity and recorded at fair value. The allocation of the proceeds to equity creates a temporary difference between the financial statement carrying amount of the debt and the tax basis of the debt, giving rise to a deferred tax liability. At December 30, 2008 the related deferred liability of $0.7 million has been treated as a charge to shareholder's equity. The deferred liability established and charged to shareholder equity related to the financing arrangement has reduced the valuation allowance necessary at December 30, 2008. The impact of this reduction has been allocated to shareholder equity and, therefore, there was no net effect on shareholder equity at the end of the year.

The Company adopted the provisions of FIN No. 48, on January 10, 2007. FIN No. 48 prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. In addition, FIN No. 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Although the implementation of FIN No. 48 did not impact the amount of the Company's liability for unrecognized tax benefits nor did it impact beginning retained earnings, the Company reclassified its liability for uncertain tax positions from deferred income tax to other long-term liabilities to conform with the balance sheet presentation requirements of FIN No. 48. The Company expects no reversals within the next 12 months.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits for the year (in thousands):

Unrecognized Tax Benefit, January 1, 2008	$1,470
Increases—tax positions in prior period	42
Unrecognized Tax Benefit, December 30, 2008	$1,512

Included in the unrecognized tax benefits of $1.5 million at December 30, 2008 was $0.4 million that, if recognized, would impact the Company's annual effective tax rate. The Company recognizes interest accrued related to unrecognized tax benefits in the tax provision. As of the adoption of FIN 48 on January 10, 2007, the Company's liability for unrecognized tax benefits included an accrual for interest in the amount of $78,000. The Company recognized $46,000 and $82,000 of interest in connection with uncertain tax positions during 2008 and 2007 respectively. As of December 30, 2008, approximately $0.4 million of unrecognized tax benefits related to certain state tax credits are expected to reverse in the next twelve months due to the expiration of the statute of limitations.

As of December 30, 2008, the Company is subject to U.S. federal income tax examinations for the tax years ended June 27, 2006 and November 28, 2006 for the subsidiary returns and the tax year ended December 31, 2006 for the consolidated return. The Internal Revenue Service ("IRS") has completed its examinations of the subsidiary's federal income tax return for the tax years ended June 29, 2004 and June 28, 2005. The Company is also subject to state and local income tax examinations for tax returns filed for the years ended June 24, 2003 through December 31, 2006.

12. STOCK OPTIONS

Stock Options—The Company maintains three share-based compensation plans (collectively, the "Plans"). The Company's 2006 Employee, Director and Consultant Stock Plan (the "2006 Plan") was approved by the Company's stockholders on November 28, 2006, and provides for the granting of up to 5 million shares of common stock in the form of nonqualified and incentive stock options, stock grants or other stock-based awards to employees, nonemployee directors and consultants. In addition, in December 2008, the Company also granted stock options as an "inducement" grant outside of the Company's existing equity plans to its President and Chief Executive Officer. In connection with the Merger with Jamba Juice Company, the Company assumed the outstanding options under the Jamba Juice Company 1994 Stock Incentive Plan (the "1994 Plan") and the 2001 Equity Incentive Plan (the "2001 Plan"), which provided for granting nonqualified and incentive stock options to employees, nonemployee directors and consultants. No additional grants are available under the 2001 Plan and the 1994 Plan.

Options granted under the 2006 Plan have an exercise price equal to the closing price of the Company's common stock on the grant date. Options granted in 2006 under the 2006 Plan have an exercise price equal to the average of the closing price of the Company's common stock for five trading days, consisting of the two days immediately following the date of grant, the day of the grant, and two days immediately before the date of grant. Options under the 2001 Plan and 1994 Plan were granted at an exercise price equal to or greater than the fair market value of the common stock at the date of the grant and are exercisable for up to 10 years. Options remaining under the 1994 Plan generally vest over four years. Options remaining under the 2001 Plan granted prior to January 1, 2004 vested 20% at date of grant and 20% per year thereafter. Options granted under the 2001 Plan after January 1, 2004 and under the 2006 Plan generally vest 25% on the first anniversary of the grant date and 25% per year thereafter. Approximately 337,900 performance based shares were granted to officers of the Company in December 2007. Options granted under the 2006 Plan with performance-based measures vest on March 15, 2009 upon achievement of certain goals. Shares available for grant were 1,585,110 as of December 30, 2008.

In December 2008, the Company granted an aggregate of 1,500,000 shares of stock options to its new President and Chief Executive Officer, resulting in an increase in the number of shares issued under stock option awards outstanding. This award was granted as an "inducement" grant outside of the Company's existing equity plans.

The fair value of options granted was estimated at the date of grant using a Black-Scholes option-pricing model. Option valuation models, including Black-Scholes, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award. The risk-free rate of interest is based on the zero coupon U.S. Treasury rates appropriate for the expected term of the award. Expected dividends are zero based on history of not paying cash dividends on the Company's common stock. Expected volatility is based on a 50/50 blend of historic, daily stock price observations of the Company's common stock since its inception and historic, daily stock price observations of the Company's peers during the period immediately preceding the share-based award grant that is equal in length to the award's expected term. FASB Statement No. 123R also requires that estimated forfeitures be included as a part of the grant date estimate. The Company uses historical data to estimate expected employee behaviors related to option exercises and forfeitures. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models or assumptions, nor is there a means to compare and adjust the estimates to actual values, except for annual adjustments to reflect actual forfeitures.

	Fiscal Year Ended December 30, 2008	Fiscal Year Ended January 1, 2008	Fiscal Year Ended January 9, 2007
Weighted-average risk-free interest rate	2.40%	4.30%	4.09%
Expected life of options (years)	5.0	5.0	5.0
Expected stock volatility	49.4%	38.5%	38.4%
Expected dividend yield	0%	0%	0%

A summary of the stock option activities for fiscal years 2008, 2007, and 2006 is presented below (shares and dollars in thousands):

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Contractual Term	Aggregate Intrinsic Value
Options outstanding at January 1, 2008	3,692	$9.14		
Options granted	3,390	1.03		
Options exercised	—	—		
Options canceled	(2,013)	9.25		
Options outstanding at December 30, 2008	5,069	$3.68	8.48	$0.00
Options vested or expected to vest at December 30, 2008	2,965	$4.79	8.17	$0.00
Options exercisable—December 30, 2008	938	$9.05	7.25	$0.00

The intrinsic value of stock options is defined as the difference between the current market value and the exercise price, which is equal to the market value at the time of the grant.

Information regarding options outstanding and exercisable at December 30, 2008 is as follows:

Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$0.58 - $1.50	3,212,260	9.25 years	$ 0.97	0	$ —
$1.51 - $3.00	139,600	9.40 years	2.45	65,050	2.47
$3.01 - $4.50	425,452	7.32 years	4.43	111,852	4.30
$4.51 - $6.00	36,843	5.18 years	5.08	30,929	5.08
$6.01 - $7.50	33,000	8.68 years	6.79	8,250	6.79
$7.51 - $9.00	102,743	6.18 years	7.81	65,181	7.81
$9.01 - $10.50	387,688	8.40 years	9.71	240,889	9.88
$10.51 - $11.77	731,734	6.10 years	11.41	416,141	11.41
	5,069,320	8.48 years	$ 3.68	938,292	$ 9.05

The weighted-average fair value of options granted in fiscal 2008 and fiscal 2007 was $0.47 and $2.94, respectively. No stock options were exercised in fiscal 2008 and the intrinsic value of the options exercised during fiscal 2007 was $0.1 million. The weighted-average grant-date fair value of options granted and options assumed from Jamba Juice Company during fiscal 2006 was $4.66 and $6.19, respectively. There were no options exercised during fiscal 2006. At December 30, 2008, 2,964,540 stock options are expected to vest over the next four years.

The fair value of restricted common stock is determined based on the closing price of the Company's common stock on the date of grant. Restricted common stock vests and becomes unrestricted 25% on the first anniversary of the grant date and 25% per year thereafter. Share-based compensation expense is recognized ratably over the four-year service period.

Share-based compensation expense was $4.2 million, $4.2 million, and $0.4 million for fiscal 2008, fiscal 2007, and fiscal 2006, respectively, and is included in labor costs in the consolidated statements of operations. The total income tax benefit recognized in the consolidated statements of operations for share-based compensation arrangements was $1.2 million and $0.1 million for fiscal 2007 and fiscal 2006, respectively. No benefit was recorded in fiscal 2008.

Restricted Stock—The Company did not issue shares of restricted common stock in fiscal 2008 or fiscal 2007 and issued 137,500 shares of restricted common stock with a weighted-average fair value of $11.50 per share during fiscal 2006, of which all shares had been canceled or exercised prior to December 30, 2008. The total fair value of restricted common stock vested during fiscal 2008, fiscal 2007, and fiscal 2006 was $56,175, $395,000, and $0, respectively.

13. WARRANTS AND DERIVATIVE INSTRUMENTS

As discussed in Note 1, the Company issued warrants to purchase 17,250,000 shares of common stock at an exercise price of $6.00 per share and an option to purchase up to a total of 750,000 units at an exercise price of $10.00 per share in connection with its initial public offering in July 2005. Each unit includes one share of common stock and a warrant to purchase one share of common stock at an exercise price of $7.50 per share. In November 2006, the Company assumed 304,581 outstanding warrants in connection with the Merger (see Note 2). All warrants and the options to purchase the units were fully vested as of December 30, 2008. No warrants were exercised in fiscal 2008. During fiscal 2007, the Company received $4.0 million of proceeds for the exercise of 669,500 of the $6.00 warrants. The fair value of warrants exercised of $2.5 million was reclassified from derivative liability to additional paid-in capital on the date of exercise. A summary of the warrant activity and changes during fiscal 2008 is presented below (shares in thousands):

	Number of Warrants	Weighted-Average Exercise Price
Warrants outstanding as of January 1, 2008	17,633	$6.05
Warrants expired	(19)	4.74
Warrants exercised	—	—
Warrants outstanding as of December 30, 2008	17,614	$6.05

The weighted-average remaining contractual life of the warrants and the option outstanding as of December 30, 2008 is 0.5 years and 1.5 years, respectively. The aggregate intrinsic value of the warrants and the option to purchase the units are $0 and $0.1 million, respectively, as of December 30, 2008. The intrinsic value of warrants exercised during fiscal 2008, fiscal 2007 and fiscal 2006 was $0, $2.1 million and $10,203, respectively.

14. FAIR VALUE MEASUREMENT

On January 2, 2008, the Company adopted FASB Statement No. 157. FASB Statement No. 157 provides guidance for using fair value to measure assets and liabilities. The standard establishes a common definition for fair value to be applied to U.S. GAAP requiring the use of fair value establishes a framework for measuring fair value and expands required disclosures about such fair value measurements. FASB Statement No. 157 established the following fair value hierarchy that prioritizes the inputs used to measure fair value:

Level 1: Quoted prices are available in active markets for identical assets or liabilities.

Level 2: Inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable.

Level 3: Unobservable inputs that are supported by little or no market activity, therefore requiring an entity to develop its own assumptions that market participants would use in pricing.

The following table presents our financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 30, 2008 by level within the fair value hierarchy:

(In thousands)	Level 1	Level 2	Level 3
Assets:			
Cash invested in money market fund(1)	$1,896	$—	$ —
Liabilities:			
$6.00 Warrants(2)	124	—	—
Embedded Warrants(2)	—	—	—
Put/Call Agreement(2)	—	—	1,974

(1) Included in cash and cash equivalents on the consolidated balance sheet.

(2) Included in derivative liabilities on the consolidated balance sheet.

15. EMPLOYEE BENEFIT PLAN

The Company maintains a voluntary defined contribution plan covering all eligible employees that it acquired from Jamba Juice Company. Eligible employees may elect to defer and contribute a percentage of their compensation to the plan, not to exceed the dollar amount set by law. The Company will match 100% of the first 3%, and 50% for the 4% and 5% of an employee's contributions. During fiscal 2008, fiscal 2007, and fiscal 2006, the Company contributed $1.1 million, $0.4 million, and $0.1 million to the plan, respectively.

16. OTHER COMMITMENTS AND CONTINGENCIES

Litigation Related—The Company or its wholly owned subsidiary, Jamba Juice Company, is a defendant in certain litigation arising in the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a significant effect on the consolidated financial statements.

Other—The Company had commitments under contracts for the construction of leasehold and other improvements for stores to be opened in fiscal 2008. Portions of such contracts not completed at the end of fiscal 2007, are not reflected in the consolidated financial statements. These unrecorded commitments are $1.0 million as of January 1, 2008. There were no unrecorded commitments for construction of leasehold improvements as of December 30, 2008.

The Company has purchase obligations with certain suppliers for certain fruits and dairy for various terms ranging from one year to 15-year terms ending in 2024 for commitments to purchase a minimum level of fruit and other items used in the production of the Company's products totaling $64.4 million over the next 15 years.

17. RELATED-PARTY TRANSACTIONS

The Company paid up to $7,500 a month in total for office space and general and administrative expense to a related entity and two stockholders from July 6, 2005 through the Merger Date.

As a part of the Company's initial public offering, stockholders existing prior to the Company's initial public offering agreed to purchase up to 1,000,000 warrants in the public marketplace at prices not to exceed $1.20 per warrant. In addition, the representative of the underwriter or certain of its affiliates agreed to purchase up to 500,000 warrants in the public marketplace at prices not to exceed $1.20 per warrant. As a result, the stockholders existing prior to the initial public offering purchased 1,000,000 warrants at an average price of $1.01375 and the underwriter or its affiliates purchased 500,000 warrants at an average price of $0.99. The stockholders further agreed that any warrants purchased by them or their affiliates or designees would not be sold or transferred until the completion of a business combination. See Note 1 to the Notes to the Consolidated Financial Statements for the Company's accounting treatment of these warrants.

18. SUBSEQUENT EVENT

The Company completed the sale of ten of its Company Stores in Arizona to a franchisee on March 11, 2009. No gain or loss was recorded upon sale.

19. UNAUDITED QUARTERLY INFORMATION

(In thousands except per share amounts)

	Fiscal Year 2008			
	Sixteen Weeks Ended April 22, 2008	Twelve Weeks Ended July 15, 2008	Twelve Weeks Ended October 7, 2008	Twelve Weeks Ended December 30, 2008
Total revenue	$101,553	$ 98,598	$ 86,635	$ 56,104
Gross profit	75,174	73,264	63,889	41,400
Loss from operations	(19,555)	(84,867)	(11,436)	(39,775)
Gain (loss) on derivative liabilities	5,642	2,488	(520)	285
Interest income	186	59	69	51
Interest expense	(112)	(106)	(485)	(1,361)
Other income (expense)	5,716	2,441	(936)	(1,025)
Net loss	(6,431)	(89,195)	(12,363)	(41,174)
Basic loss per share	(0.12)	(1.69)	(0.23)	(0.75)
Diluted loss per share	(0.12)	(1.69)	(0.23)	(0.75)

	Fiscal Year 2007			
	Sixteen Weeks Ended May 1, 2007	Twelve Weeks Ended July 24, 2007	Twelve Weeks Ended October 16, 2007	Eleven Weeks Ended January 1, 2008
Total revenue	$ 89,385	$ 89,609	$ 83,638	$ 54,577
Gross profit	65,833	65,950	61,152	40,048
Income (loss) from operations	(8,048)	2,641	(3,115)	(219,669)[1]
Gain on derivative liabilities	15,150	329	23,271	20,674
Interest income	1,396	921	775	426
Interest expense	(111)	(24)	(21)	(26)
Other income (expense)	16,435	1,226	24,025	21,074
Net income (loss)	11,948	2,328	22,397	(149,969)
Basic earnings (loss) per share	0.23	0.04	0.43	(2.85)
Diluted earnings (loss) per share	0.20	0.04	0.40	(2.85)

(1) This includes an impairment charge of $200.6 million related to goodwill and other intangible assets (see Notes 5 and 6).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Jamba Juice Company and Subsidiary:

We have audited the accompanying consolidated balance sheet of Jamba Juice Company and subsidiary (the "Company") as of November 28, 2006, and the related consolidated statements of income, common stockholders' deficit, and cash flows for the period from June 28, 2006 to November 28, 2006 and for the fiscal year ended June 27, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Jamba Juice Company and subsidiary as of November 28, 2006, and the results of their operations and their cash flows for the period from June 28, 2006 to November 28, 2006 and for the fiscal year ended June 27, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, on June 28, 2006, the Company changed its method of accounting for share-based payment awards to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment.*

/s/ Deloitte & Touche LLP

San Francisco, California
April 2, 2007

JAMBA JUICE COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

(Dollars in thousands)	November 28, 2006
ASSETS	
Current assets:	
Cash and cash equivalents	$ 1,001
Receivables, net of allowance of $110	1,530
Inventories	2,723
Deferred income taxes	5,664
Prepaid rent	2,620
Due from Jamba, Inc.	3,425
Prepaid expenses and other current assets	1,080
Total current assets	18,043
Property, fixtures and equipment—net	81,548
Goodwill	2,663
Other intangible assets—net	244
Deferred income taxes	9,667
Other long-term assets	2,750
Total assets	$114,915
LIABILITIES AND STOCKHOLDERS' DEFICIT	
Current liabilities:	
Accounts payable	$ 11,217
Accrued compensation and benefits	6,207
Workers' compensation and health self-insurance reserves	3,931
Accrued jambacards	17,700
Line of credit note payable	15,875
Litigation settlement payable	531
Other accrued expenses	7,478
Total current liabilities	62,939
Deferred franchise revenue	441
Deferred rent and other long-term liabilities	11,613
Total liabilities	74,993
Commitments and contingencies (Notes 7 and 14)	—
Convertible redeemable preferred stock:	
No par value—30,000,000 shares authorized. Shares issued and outstanding: Series A, 3,000,000; Series B, 2,250,053; Series C, 7,415,206; Series D, 9,998,905; Series E, 2,482,726. Redemption value: $52,162. Liquidation preference: $62,094	52,162
Common stockholders' deficit:	
Common stock, no par value—50,000,000 shares authorized; 10,940,069 shares issued and outstanding	—
Additional paid-in capital	12,660
Accumulated deficit	(24,900)
Total common stockholders' deficit	(12,240)
Total liabilities and common stockholders' deficit	$114,915

See Notes to Consolidated Financial Statements.

JAMBA JUICE COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands)	For the Period June 28, 2006 to November 28, 2006 (22 weeks)	Fiscal Year Ended June 27, 2006 (52 weeks)
Revenue:		
Company stores	$116,967	$243,668
Franchise and other revenue	4,894	9,337
Total revenue	121,861	253,005
Operating expenses:		
Cost of sales	29,983	61,034
Labor costs	37,078	79,664
Occupancy costs	12,672	26,982
Store operating expense	13,208	28,920
Depreciation and amortization	5,946	12,905
General and administrative expense	14,773	30,011
Store preopening expense	1,031	2,677
Other operating expense	2,093	4,145
Total operating expenses	116,784	246,338
Other income (expense):		
Interest income	79	115
Interest expense	(382)	(1,203)
Total other expense	(303)	(1,088)
Income before income taxes	4,774	5,579
Income tax expense	2,558	2,601
Net income	$ 2,216	$ 2,978

See Notes to Consolidated Financial Statements.

JAMBA JUICE COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' DEFICIT

(Dollars in thousands)	Common Stock Shares	Additional Paid-In Capital	Accumulated Deficit	Total Common Stockholders' Deficit
Balance as of June 28, 2005	10,515,082	$11,686	$(30,094)	$(18,408)
Issuance of common stock	268,138	317	—	317
Other	—	252	—	252
Net income	—	—	2,978	2,978
Balance as of June 27, 2006	10,783,220	12,255	(27,116)	(14,861)
Issuance of common stock	156,849	322	—	322
Other	—	83	—	83
Net income	—	—	2,216	2,216
Balance as of November 28, 2006	10,940,069	$12,660	$(24,900)	$(12,240)

See Notes to Consolidated Financial Statements.

JAMBA JUICE COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	For the Period June 28, 2006 to November 28, 2006	Fiscal Year Ended June 27, 2006
	(22 weeks)	(52 weeks)
Cash provided by operating activities:		
Net income	$ 2,216	$ 2,978
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	5,946	12,905
Loss on asset impairment, store closures and disposals	1,106	2,768
Gift certificate and jambacard breakage income	(748)	(1,425)
Share-based compensation	83	—
Deferred rent and other	725	3,006
Deferred income taxes	(1,100)	(1,706)
Changes in operating assets and liabilities:		
Receivables, net of allowance	520	(417)
Inventories	(76)	(281)
Prepaid expenses and other current assets	(4,112)	1,113
Other long-term assets	(65)	178
Accounts payable	1,631	(526)
Accrued compensation and benefits	(2,213)	2,798
Accrued jambacards	2,523	5,421
Litigation settlement payable	(589)	(513)
Accrued expenses and other liabilities	(144)	2,036
Deferred franchise revenue	9	(47)
Cash provided by operating activities	5,712	28,288
Cash used for investing activities:		
Capital expenditures	(11,360)	(26,369)
Cash paid in acquisitions	—	(22)
Investment in affiliates	(10)	(120)
Cash used for investing activities	(11,370)	(26,511)
Cash provided by (used for) financing activities:		
Proceeds from exercise of stock options and other	322	317
Borrowings on debt facility	17,225	48,800
Payments on debt facility	(12,150)	(51,000)
Cash provided by (used for) financing activities	5,397	(1,883)
Net decrease in cash and cash equivalents	(261)	(106)
Cash and cash equivalents at beginning of period	1,262	1,368
Cash and cash equivalents at end of period	$ 1,001	$ 1,262
Supplemental cash flow information:		
Cash paid for interest, net of capitalized interest	$ 337	$ 1,211
Income taxes paid, net of refunds	3,421	931

See Notes to Consolidated Financial Statements.

JAMBA JUICE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business—Jamba Juice Company is a leading retailer of premium quality blended-to-order fruit smoothies, squeezed-to-order juices, blended beverages, and healthy snacks.

Jamba Juice Company offers a wide variety of fresh blended-to-order smoothies, fresh-squeezed juices, baked goods and snacks through retail stores. As of November 28, 2006, Jamba Juice Company operated 360 stores, franchisees and licensees operated 178 stores, and 49 stores operated as joint ventures. Stores are located primarily in the western United States of America. Jamba Juice Company began operations in 1990.

Jamba Juice Company merged with Jamba, Inc. (formerly Services Acquisition Corp. International) on November 29, 2006 whereby all outstanding common and preferred stock and certain vested stock options and warrants were converted into the right to receive a cash payment of $6.03 per share less $0.52 per share for amounts to be held in escrow. The remaining outstanding stock options and warrants were converted into options and warrants to purchase Jamba, Inc. common stock.

Basis of Presentation—The consolidated financial statements include the accounts of Jamba Juice Company and its wholly owned subsidiary Zuka Juice, Inc. All significant intercompany balances and transactions have been eliminated. The equity method of accounting is used to account for joint ventures because Jamba Juice Company exercises significant influence over operating and financial policies of its partners. Accordingly, the carrying value of these investments is reported in other long-term assets, and Jamba Juice Company's equity in the net income and losses of these investments is reported in store operating expenses.

Fiscal Year End—Jamba Juice Company's fiscal year ends on the Tuesday preceding June 30. The fiscal year ended June 27, 2006 ("fiscal 2006") includes 52 weeks. For convenience, all references herein to years are stated as years ended June 30. The 22-week period from June 28, 2006 to November 28, 2006 ("22 Week Period") represents the period prior to the merger with Jamba, Inc.

Significant Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates, and such differences could affect the results of operations reported in future periods.

Concentrations of Risk—Jamba Juice Company maintains food distribution contracts primarily with one supplier, Southwest Traders, Inc. This supplier provided 88% and 85% of product cost included in cost of sales for the 22 Week Period and fiscal 2006, respectively, which potentially subjects Jamba Juice Company to a concentration of business risk. If this supplier had operational problems or ceased making product available to Jamba Juice Company, operations could be adversely affected.

Financial instruments that potentially subject Jamba Juice Company to concentrations of credit risk consist primarily of cash and cash equivalents. Jamba Juice Company places its cash and cash equivalents with high-quality financial institutions, but at times, balances in Jamba Juice Company's cash accounts may exceed the Federal Deposit Insurance Corporation insurance limit.

Self-Insurance Reserves—Jamba Juice Company uses a combination of insurance and self-insurance to provide for the liabilities for workers' compensation, healthcare benefits, general liability, property insurance, director and officers' liability, and vehicle liability. Liabilities associated with the self-insured risks are not discounted and are estimated, in part, by considering historical claims experience, demographic factors, severity factors, and other actuarial assumptions. The estimated accruals for these liabilities, portions of which are calculated by independent third-party actuaries, could be significantly affected if future occurrences and claims differ from these assumptions and historical trends. The workers' compensation self-insurance reserve is included in "Workers' compensation and health self-insurance reserves" in the balance sheet as of November 28, 2006, was $3.0 million.

Cash and Cash Equivalents—Jamba Juice Company considers all highly liquid instruments with maturities of three months or less when purchased to be cash equivalents. As of November 28, 2006, Jamba Juice Company did not have any investments with maturities greater than three months.

Receivables—Receivables represent amounts due for royalty fees, advertising fees, and jambacards issued by the franchisees. The allowance for doubtful accounts is Jamba Juice Company's estimate of the amount of probable credit losses in Jamba Juice Company's existing accounts receivable.

Inventories—Inventories include only the purchase cost and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Inventories consist of food, beverages, and available-for-sale promotional products.

Property, Fixtures, and Equipment—Property, fixtures, and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of furniture, fixtures, and equipment is calculated using the straight-line method over the estimated useful life of the asset generally ranging from three to seven years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease term, which is generally 10 years. The costs of repair and maintenance are expensed when incurred, while expenditures for refurbishments and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized.

Goodwill—Goodwill represents the excess of the purchase price over net assets acquired and is not amortized. Goodwill is subject to annual impairment tests in April of each year. This analysis is performed at the reporting unit level in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. Based upon impairment analyses performed in accordance with SFAS No. 142 there was no goodwill impairment recorded in the 22 Week Period and fiscal 2006.

Capitalized Interest—Jamba Juice Company capitalizes interest costs related to the purchase and construction of qualifying assets. During the 22 Week Period and fiscal 2006, Jamba Juice Company capitalized interest of $130,000 and $183,000, respectively. Capitalized interest is amortized over the life of the assets.

Other Intangible Assets—Other intangible assets consist of leasehold acquisition costs and are amortized on a straight-line basis over the periods of expected benefit, which range from 8 to 10 years, and are limited to the lease term, including reasonably assured renewal periods.

Store Closing and Impairment Charges—In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Asset*, losses related to the impairment of long-lived assets are recognized when expected future cash flows are less than the asset's carrying value. When facts and circumstances indicate that the carrying values of long-lived assets may be impaired, Jamba Juice Company makes an evaluation of recoverability by comparing the carrying values of the assets to projected future cash flows, in addition to other quantitative and qualitative analyses. Impairment tests are conducted quarterly. Upon indication that the carrying values of its assets may not be recoverable, Jamba Juice Company recognizes an impairment loss as a charge against current operations for an amount equal to the difference between the carrying value and the asset's fair value. The fair value of the store's long-lived assets is estimated using the discounted future cash flows of the assets based upon a rate that approximates our weighted-average cost of capital. Net assets are grouped at the lowest level for which there is identifiable cash flows when assessing impairment. Jamba Juice Company identifies cash flows for retail net assets at the individual store level. Long-lived assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell. Jamba Juice Company makes judgments related to the expected useful lives of long-lived assets and its ability to realize undiscounted cash flows in excess of the carrying amounts of such assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions, and changes in operating performance. As Jamba Juice Company assesses the ongoing expected cash flows and carrying amounts of its long-lived assets, these factors could cause Jamba Juice Company to realize material impairment charges.

When stores that are under long-term leases close, Jamba Juice Company records a liability for the future minimum lease payments and related ancillary costs, net of estimated cost recoveries that may be achieved through subletting properties or through favorable lease terminations, discounted using a weighted-average cost of capital. Jamba Juice Company estimates future cash flows based on its experience and knowledge of the market in which the closed store is located and, when necessary, uses real estate brokers. However, these estimates project future cash flows several years into the future and are affected by factors such as inflation, real estate markets, and economic conditions. During the 22 Week Period and fiscal 2006, Jamba Juice Company closed one store and three stores, respectively.

Jambacards and Gift Certificates—Jamba Juice Company has been selling jambacards to its customers in its retail stores and through its Web site since November 2002. Prior to November 2002, Jamba Juice Company sold $5.00 gift certificates. Jamba Juice Company's jambacards and gift certificates do not have an expiration date. An obligation is recorded at the time of gift certificate issuance and either an initial load or a subsequent reload of the jambacard in the accrued jambacard liability line item on Jamba Juice Company's balance sheet. Jamba Juice Company recognizes income from jambacards and gift certificates when: (i) the jambacard and gift certificates are redeemed by the customer: or (ii) the likelihood of the jambacard and gift certificates being redeemed by the customer is remote (also referred to as "jambacard breakage" and "gift certificate breakage").

Jamba Juice Company determined jambacard breakage based on collected monthly redemption data and analyzed the redemption pattern since the inception of jambacard program in November of 2002. Jamba Juice Company applies an estimated jambacard breakage rate after three years of inactivity when, based on historical information, it determines the likelihood of redemption becomes remote and determined that with approximately four years of data it could forecast anticipated redemptions with sufficient accuracy to determine when redemptions become remote. In determining the amount of the liability to relieve, in addition to the redemption analysis, Jamba Juice Company requested counsel to perform an analysis of Jamba Juice Company's requirement to remit unclaimed property or escheat in the states where Jamba Juice Company does business. Based on a review of the application of various state unclaimed property laws, Jamba Juice Company estimated its escheat requirement and determined the appropriate liability for both estimated future redemptions and escheat requirements. Jambacard and gift certificate breakage income is included in other operating expenses in the consolidated statements of income. Jamba Juice Company recorded jambacard breakage income of $0.8 million during the 22 Week Period.

In April 2006, Jamba Juice Company determined the redemption of certain gift certificates was remote and recognized breakage from gift certificates of $1.4 million in fiscal 2006.

During the 22 Week Period and fiscal 2006 Jamba Juice Company sold $11.0 million and $22.0 million of its jambacards, respectively. In addition, Jamba Juice Company also sold reloaded cards for $2.7 million and

$3.9 million during the 22 Week Period and fiscal 2006, respectively. Customers redeemed $10.8 million and $20.4 million during the 22 Week Period and fiscal 2006, respectively, at the stores, which is included in revenue in the consolidated statements of income.

Deferred Rent—Jamba Juice Company's lease agreements generally provide for scheduled rent increases during the lease terms, or for rental payments commencing at a date other than the date of possession. Rent expense is recognized on a straight-line basis over the respective terms of the leases. The difference between the amount charged to operations and cash paid under the leases is recorded as deferred rent.

Construction Allowances—Jamba Juice Company receives construction allowances from landlords, which are deferred and amortized on a straight-line basis over the life of the lease as a reduction of rent expense. Construction allowances are recorded in deferred rent and other long-term liabilities.

Revenue Recognition—Revenue from Jamba Juice Company owned and operated stores is recognized when product is sold. Revenue from store value cards, such as the "jambacard" and gift certificates are recognized upon redemption. Until redemption, outstanding customer balances are recorded as a liability. See above for discussion on recognition of gift certificates and jambacard breakage.

Franchise revenue is generated from three basic forms: development fees, initial franchise fees, and royalties. Development fees are paid to Jamba Juice Company as part of an agreement to open and operate a specific number of stores in a specified territory. The amount of the fee is based on the number of stores to be opened pursuant to the development agreement and secures the territory for exclusivity during the development. The nonrefundable fees collected for these services are recognized ratably as the franchise stores under these agreements open. Jamba Juice Company's multi-unit development agreements specify the number of stores to be opened. Any changes to the specific number of stores would be stated in a subsequent contractual agreement (see Note 2).

Jamba Juice Company charges an initial franchise fee for providing operational materials, new store opening planning, and functional training courses. Initial franchise fees are paid for every store the franchisee opens and are due at the time the franchise agreement for a particular store is executed. Franchise fees are recognized as revenue when all material services or conditions have been substantially performed or satisfied and no other material conditions or obligations related to the determination of substantial performance exist. Duties and services that are completed prior to approval include training, facilities inspection, receipt of operating license(s), and clearance from appropriate agencies. These duties and services are substantially complete prior to the approval of opening of a store. Duties and services relating to the earning of the franchise fees are necessary for the stores to open. Revenue is recognized when the store opens.

Royalties are determined as a percentage of revenue and are recognized in the same period as the related franchise store revenue. If collection of the franchise royalty fee is doubtful, a receivable and an allowance are recorded by Jamba Juice Company without any revenue recognition and revenue is recognized at the time such receivables are collected.

In addition, as part of two different management agreements Jamba Juice Company has assigned employees full time to support two area developers in accordance with an area development affiliation agreement (see Note 2). Jamba Juice Company bears all the responsibilities and obligations related to these employees and records the employee costs as other operating expense and the reimbursement from the area developers as franchise and other revenue. Due to uncertainty of collection of the reimbursement from these two area developers, the revenue is recognized on a cash basis.

Advertising Costs—Advertising costs are expensed as incurred and were $1.5 million and $5.1 million in the 22 Week Period and fiscal 2006, respectively, and are classified as store operating expenses. Jamba Juice Company also receives advertising contributions from its franchisees. These contributions are a contractual obligation of the franchisee and are recorded as an offset to advertising expense and were $1.5 million and $1.6 million for the 22 Week Period and fiscal 2006, respectively.

Store Pre-opening Costs—Costs incurred in connection with start-up and promotion of new store openings, as well as rent from possession date to store opening date are expensed as incurred.

Fair Value of Financial Instruments—The carrying value of cash and cash equivalents, notes and accounts receivable, and accounts payable approximates fair value. The carrying value of debt approximates the estimated fair value due to floating interest rates on the debt.

Comprehensive Income—Comprehensive income is defined as the change in equity during a period from transactions and other events, excluding changes resulting from investments from owners and distributions to owners. Comprehensive income equals net income for all periods presented.

Income Taxes—Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in Jamba Juice Company's consolidated financial statements or tax returns. In estimating future tax consequences, Jamba Juice Company generally considers all expected future events other than changes in the tax law or rates. A valuation allowance is recorded when it is deemed more likely than not that a deferred tax asset will be not realized.

Employee Stock Options—Stock options for a fixed number of shares are granted to certain employees and directors with an exercise price equal to or greater than the fair market value of Jamba Juice Company's common stock at the date of grant. Prior to June 28, 2006, Jamba Juice Company accounted for employee stock options in accordance with the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees.* Under APB Opinion No. 25, Jamba Juice Company did not recognize compensation expense related to employee stock options, as options were not granted below market price on the grant date.

On June 28, 2006, Jamba Juice Company adopted the provisions of SFAS No. 123 (revised 2004) ("SFAS 123R"), *Share-Based Payment,* requiring the measurement and recognition of all share-based compensation under the fair value method. Using the prospective transition method, which requires Jamba Juice Company to continue to apply the minimum value method of measuring equity share options and similar instruments under the provisions of APB Opinion No. 25 and its related interpretive guidance to equity share options and similar instruments issued prior to June 28, 2006, and to apply the provisions of SFAS 123R prospectively to new awards and to awards modified, repurchased, or canceled after June 27, 2006.

In accordance with the prospective transition method, Jamba Juice Company's consolidated financial statements for years beginning prior to June 28, 2006 have not been restated to reflect, and do not include, the impact of SFAS 123R. SFAS 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in Jamba Juice Company's consolidated statements of income. For further discussion, see Note 11.

Segment Reporting—SFAS No. 131 *Disclosures about Segments of an Enterprise and Related Information,* requires financial information for each segment that is individually managed with separate operating results that are reviewed regularly by the chief operating decision makers. Jamba Juice Company has one reportable retail segment.

Reclassifications—Certain prior-year amounts were reclassified to conform to current-year presentation. Items previously classified as cost of sales and related occupancy, store operating and other operating expenses were reclassified to separately present cost of sales, labor, occupancy, and store operating as their own independent line items. Jamba Juice Company also aggregated on the statements of income franchise support expenses, losses on disposals, asset impairment and store closures, jambacard and gift certificate breakage income, litigation settlement expense, and sales tax audit expense into a single line item, other operating expense.

2. AREA DEVELOPMENT AFFILIATIONS

Jamba Juice Company has entered into multi-unit license agreements with area developers to develop stores in certain geographic regions. Under typical multi-unit license agreements, the area developer generally pays one-half of the initial non-refundable fee multiplied by each store to be developed as a non-refundable development fee upon execution of the multi-unit license agreement. Each time a store is opened under the multi-unit license agreement, the franchisee is required to pay the remaining one-half of the initial fee. As of November 28, 2006, there are 121 stores operating under the four current and three expired or terminated multi-unit license agreements. In addition, as of November 28, 2006, there are 11 stores operating with Whole Foods Market in which employees of Whole Foods Market are operating the stores. As of November 28, 2006, three of the four current multi-area developers have contractual commitments to open, cumulatively, 24 new franchise stores.

Jamba Juice Company generally executes franchise agreements for each store which set out the terms of its arrangement with the franchisee. The franchise agreements typically require the franchisee to pay an initial, non-refundable fee and continuing fees based upon a percentage of sales. Subject to Jamba Juice Company's approval and their payment of a renewal fee, a franchisee may generally renew the franchise agreement upon its expiration.

Deferred franchise revenue as of November 28, 2006 includes $441,000, relating to non-refundable development fees paid by two current and one former area developer, as well as initial fees paid by franchisees whose stores have not yet opened.

Franchise revenue consists of fees from our franchisees. Jamba Juice Company recognizes initial fees received from a franchisee as revenue when it has performed substantially all initial services required by the franchise agreement, which is generally upon the opening of a store. Jamba Juice Company recognizes continuing fees based upon a percentage of franchisee revenues as earned. Jamba Juice Company recognizes renewal fees when a renewal agreement with a franchisee becomes effective. Jamba Juice Company is not required to contribute capital as part of multi-unit license agreements or franchise agreements.

Jamba Juice Company incurs expenses that benefit both its franchisees and our Jamba Juice Company-owned stores. These expenses, along with other costs of servicing of franchise agreements, are charged to general and administrative expenses as incurred. Certain direct costs of Jamba Juice Company's franchise operations are charged to other operating expense. These costs are primarily related to reimbursement of costs incurred in managing stores owned by two former area developers, one for the Minneapolis geographic region ("Midwest Developer") and one in the Florida geographic region ("JJC Florida").

In August 2004, Jamba Juice Company entered into an Amended and Restated Management Agreement with the Midwest Developer. Under this agreement, Jamba Juice Company managed and operated the stores owned by the Midwest Developer and did so using Jamba Juice Company employees. Jamba Juice Company incurred employee expenses in managing and operating these stores of $662,000 and $1.4 million for the 22

Week Period and fiscal 2006, respectively, which are reported as other operating expense. Under the agreement, the Midwest Developer reimbursed Jamba Juice Company $696,000 and $1.3 million for the 22 Week Period and fiscal 2006, respectively, for managing and operating these stores, which is reported as franchise and other revenue.

In June 2005, Jamba Juice Company entered into a Management Agreement with JJC Florida. Under this agreement, Jamba Juice Company managed and operated the stores owned by the area developer and did so using Jamba Juice Company employees. Jamba Juice Company incurred employee expenses in managing and operating these stores of $1,061,000 and $1,385,000 for the 22 Week Period and fiscal 2006, respectively, which are reported as franchise support expense. Under the agreement, JJC Florida reimbursed Jamba Juice Company $1,114,000 and $1,216,000 for the 22 Week Period and fiscal 2006, respectively, for managing and operating these stores, which is reported as franchise and other revenue.

In connection with entering into the Management Agreement, JJC Florida's development rights were terminated. Equity losses of $30,000 and $164,000 for the 22 Week Period and fiscal 2006, respectively, are included in other operating expenses. Due to inconsistent payment history, Jamba Juice Company accounts for its transactions with JJC Florida on a cash basis. As of November 28, 2006, JJC Florida owes Jamba Juice Company $1.6 million for royalty fees and advertising, which has not been recorded in Jamba Juice Company's consolidated financial statements.

3. PROPERTY, FIXTURES AND EQUIPMENT

Property, fixtures, and equipment as of November 28, 2006 consisted of the following (in thousands):

Leasehold improvements	$ 72,926
Furniture, fixtures and equipment	60,637
Construction in progress (primarily stores under construction)	7,474
Total	141,037
Less accumulated depreciation and amortization	(59,489)
Total	$ 81,548

4. OTHER INTANGIBLE ASSETS

Other intangible assets—net represent lease acquisition costs and consist of the following (in thousands):

	Gross Amount	Amortization	Net
Beginning Balance—June 30, 2005	$1,335	$ (939)	$ 396
Amortization	—	(107)	(107)
Ending Balance—June 30, 2006	1,335	(1,046)	289
Amortization	—	(45)	(45)
Ending Balance—November 28, 2006	$1,335	$(1,091)	$ 244

Estimated amortization expense for the next three years is approximately $50,000 per year until 2009, when the estimated amortization expense will total approximately $35,000 for fiscal years 2010 through 2015.

5. ASSET IMPAIRMENT, STORE CLOSURES, AND DISPOSALS

Loss on asset impairment, store closures and disposals of fixed assets consisted of the following (in thousands):

	November 28, 2006	June 30, 2006
Asset impairment	$ 182	$1,065
Loss on store closures	78	1,027
Loss on disposal of other assets	846	676
Total	$1,106	$2,768

Asset Impairment—Due to declining market conditions, competition, insufficient occupancy rates in neighboring businesses and other factors, Jamba Juice Company recorded non-cash impairment charges of $0.2 million and $1.1 million in the 22 Week Period and fiscal 2006, respectively, to write down a portion of the leasehold improvements, furniture and fixtures, and equipment values of certain stores to their estimated fair values.

Jamba Juice Company considered several factors when estimating the future operating cash flows of the stores, including quality of the local market and real estate, the store's historical cash flows, local competition, saturation of markets due to proximity of other stores, general economic conditions and other trends.

Store Closures—During the 22 Week Period and fiscal 2006, Jamba Juice Company closed one and three stores, respectively. Jamba Juice Company recorded losses related to store closures of $78,000 and $1,027,000 in the 22 Week Period and fiscal 2006, respectively. Of these charges, $59,000 and $856,000 were noncash. In the year of closure, revenue for the stores that have closed was $146,000 and $892,000 and net operating losses, which include the losses on store closure, were $3,000 and $1,898,000 in the 22 Week Period and fiscal 2006, respectively.

The following is a reconciliation of the store closure accrual (in thousands):

Balance as of June 30, 2005	$—
Provision for estimated net future cash flows of closed stores and buyout costs	543
Balance as of June 30, 2006	543
Payments on liability	(9)
Balance as of November 28, 2006	$534

Loss on Disposal of Other Assets—During the 22 Week Period and fiscal 2006, Jamba Juice Company wrote off the net book value of certain assets that were abandoned due to store remodels or upgrades of equipment.

6. OTHER LONG-TERM ASSETS

Other long-term assets—net as of November 28, 2006, consisted of the following (in thousands):

Deposits	$ 704
Investment in JJC Florida, LLC	1,645
Investment in JJC Hawaii, LLC	372
Other	29
Total	$2,750

Jamba Juice Company accounts for its investments in JJC Florida, LLC and JJC Hawaii, LLC under the equity method. Jamba Juice Company owned 35.2% and 5.0% of JJC Florida, LLC and JJC Hawaii, LLC, respectively as of November 28, 2006.

During fiscal year 2004, Jamba Juice Company invested an additional $2 million in JJC Florida, LLC as part of an amendment to its original Franchise Agreement and License Agreement. Under the amendment, profits and losses are to be allocated to the members in proportion to their cash contributions until the profits for the investment exceed the cumulative losses previously realized. Thereafter, profits shall be allocated to the members in proportion to their recalculated interests. In addition, the recalculated interest for the investment is based on the contributions of the members, except that Jamba Juice Company shall receive a 25% premium for its additional contribution.

The amendment also included the ability of JJC Florida, LLC to defer the marketing, royalty, and front-end fees due to Jamba Juice Company. The deferral period ends the earlier of June 30, 2008 or when JJC Florida, LLC becomes cash flow positive for four consecutive quarters. JJC Florida, LLC did not meet this requirement as of November 28, 2006. Jamba Juice Company has deferred $1.6 million of fees due from JJC Florida, LLC under this agreement as of November 28, 2006, and will recognize revenue as cash is received.

The operating agreement and subsequent amendments between JJC Florida, LLC and Jamba Juice Company provided Jamba Juice Company the option to purchase (at its fair market value) 100% of its partner's interest in the joint venture, valid from October 1, 2008 to December 30, 2008. Under the amendments to the operating agreement, profits and losses are to be allocated to the members in proportion to their cash contributions to the joint venture until the end of the fiscal year during which the cumulative profits of the joint venture equal or exceed the cumulative losses previously realized. Thereafter, profits will be allocated to the members in proportion to their recalculated interests. The recalculated interests of the members are based on the commitment of their additional contributions, with Jamba Juice Company receiving a 25% premium on its additional contributions.

The following is summarized financial information for Jamba Juice Company's equity investments in JJC Florida, LLC and JJC Hawaii, LLC (in thousands):

	November 28, 2006	June 30, 2006
Current assets	$ 2,150	$ 2,157
Non-current assets	12,402	11,232
Current liabilities	4,807	3,999
Non-current liabilities and members' equity	9,745	9,390
Revenue	14,727	34,206
Gross profit	10,469	24,179
Net loss from operations	(443)	(937)
Net loss	(443)	(937)

7. LEASE COMMITMENTS

Jamba Juice Company leases its office, retail stores and some equipment under operating leases, with terms expiring through 2016. Most store leases contain renewal options of up to 10 years and provide for payment of common area operating expenses and real estate taxes. Rental expense, net of sublease income, was $10.4 million and $22.5 million in the 22 Week Period and fiscal 2006, respectively.

The aggregate future minimum non-cancelable lease payments as of June 30, 2006 were as follows (in thousands):

Fiscal Year Ending June 30:	
2007	$ 24,540
2008	23,417
2009	21,050
2010	19,282
2011	16,703
Thereafter	55,966
Total minimum lease commitments	$160,958

Future minimum lease payments under operating leases have not been reduced by future minimum sublease rental income of approximately $0.7 million.

8. REVOLVING LOAN AND NOTES PAYABLE

Jamba Juice Company has a revolving line of credit (the "Line") for maximum borrowings of up to $35 million or 1.5 times trailing Earnings Before Interest, Taxes, and Depreciation and Amortization ("EBITDA") as defined by the agreement for the Line which expires in December 2007. Borrowings on the Line are used for general working capital, capital expenditures and acquisitions. Borrowings bear interest at either the London InterBank Offered Rate plus a margin of 2.00% to 3.25% or a Base Rate (determined by certain base rates such as Prime, Federal Funds Effective Rate or Base CD rate) plus a margin of 0% to 1.5%, depending on Jamba Juice Company's adjusted leverage ratio (as defined by the Line). The Line is secured by substantially all of the assets of Jamba Juice Company and requires compliance with certain financial covenants. These financial covenants require Jamba Juice Company at the end of each fiscal quarter to maintain an adjusted leverage ratio and fixed-charge coverage ratio as defined by the agreement and to maintain capital expenditures below a specified level. As of November 28, 2006, Jamba Juice Company was in compliance with each of these financial covenants.

The Line prohibits Jamba Juice Company from the following activities: making loans, advances, or other extensions of credit; a 25% change in ownership, consolidation, mergers, or acquisitions; issuing dividends greater than $250,000 in any fiscal year; selling, assigning, leasing, transferring or disposing of any part of the business; and incurring capital expenditures in excess of $35 million in any year. Jamba Juice Company has obtained a waiver from its financial institution in regards to its merger agreement with Services Acquisition Corp. International. The outstanding balance on the Line was $15.9 million as of November 28, 2006 with an interest rate of 9.25%. Additional borrowing availability of $13.1 million was available as of November 28, 2006.

9. INCOME TAXES

The components of the income tax provision are as follows (in thousands):

	Period from June 28, 2006 to November 28, 2006	Year Ended June 30, 2006
Current provision	$ 3,658	$ 4,307
Deferred benefit	(1,100)	(1,706)
Income tax expense—net	$ 2,558	$ 2,601

The difference between the effective income tax rate and the United States federal income tax rate is summarized as follows:

	Period from June 28, 2006 to November 28, 2006	Year Ended June 30, 2006
Statutory federal rate	34.0%	34.0%
State income taxes less federal benefit	5.7	5.8
Tax credit attributes	12.1	1.2
Reconciliation of deferred tax assets	1.0	(0.7)
Reconciliation of current payable	1.2	(0.6)
Meals and entertainment	0.9	1.1
Stock options	—	0.8
Capitalized transaction costs	0.4	6.1
Others	(1.7)	(1.1)
	53.6%	46.6%

The deferred tax asset consisted of the following temporary differences as of November 28, 2006 (in thousands):

Reserves and accruals	$ 4,692
Deferred franchise revenue	702
Class action payable	270
Total current deferred tax asset	5,664
Net operating losses	10
Deferred franchise revenue	35
Deferred rent	2,788
Tax credit attributes	619
Basis difference in fixed assets	6,498
Basis difference in investments	(283)
Total non-current deferred tax asset	9,667
Total net deferred tax asset	$15,331

A valuation allowance is provided for deferred tax assets when it is more likely than not that some portion of the deferred tax asset will not be realized. Jamba Juice Company has not recorded a valuation allowance as of November 28, 2006.

The Company recognized a tax benefit for various state tax credits. The tax benefit for these credits will not be finalized until an examination of the Company's state returns is complete. Accordingly, the Company has recorded a reserve of $579,000 for the estimated future resolution of these uncertain tax matters. While the Company believes the recorded reserve is adequate, the ultimate resolution of these uncertain tax matters may exceed or be below the recorded reserve.

As of November 28, 2006, Jamba Juice Company had utilized all of its net operating loss carryforwards for both federal and California state tax purposes of approximately $1.4 million and $623,000, respectively.

As of November 28, 2006, Jamba Juice Company had credit carryforwards for state tax purposes of approximately $619,000, which do not expire.

10. CONVERTIBLE REDEEMABLE PREFERRED STOCK

From 1994 through 2002, Jamba Juice Company sold 3,000,000, 2,250,053, 7,415,206, 10,028,905, and 2,482,726 shares of Series A, Series B, Series C, Series D, and Series E convertible redeemable preferred stock (the "Preferred Stock"), respectively, at prices of $1.00, $1.33, $2.00, $2.47, and $2.00 per share, as adjusted respectively, and received $49.6 million in net proceeds. In December of 2001, when Jamba Juice Company completed its Series E offering, the conversion price for the Series C and Series D were reduced to $2.00 and $2.47 from $2.18 and $2.50, respectively. This reduction in the conversion price was a result of the Series E offering being less than the conversion price of the Series C and Series D. The difference between the redemptive value of $52.2 million and the net proceeds received was $2.6 million. In fiscal 2006, Jamba Juice Company, in accordance with Accounting Principles Board Opinion No. 20, *Accounting Changes*, modified its accounting for the accretion of its convertible redeemable preferred stock to conform to Securities and Exchange Commission ("SEC") public company reporting requirements. Previously, Jamba Juice Company did not accrete the carrying value of its convertible redeemable preferred stock. These financial statements reflect the accretion of the convertible redeemable preferred stock to its redemption value at September 2003 (date of redemption) through a charge to accumulated deficit. The accretion amount was $0 in the 22 Week Period and fiscal 2006. The cumulative accretion prior to fiscal 2006 was $2.6 million.

The Series E offering in December 2001 was composed of 2,482,726 shares of Series E Preferred Stock and 2,482,726 warrants, with a purchase price of $2.00. The Series E Preferred Stock was valued at $1.61 per share, and warrants were valued at $0.39 per warrant. The fair value of the warrants was estimated using the Black-Scholes model with the assumption of risk free interest rate of 5.05%, ten year expected life, a dividend rate of 0%, and volatility of 67%. The warrant entitled the holder to purchase a one-third share of Jamba Juice Company's common stock at an exercise price of $0.75, or $2.25 for each full share (the "Warrant"). The Warrants are exercisable for a period of 10 years following the issuance date of the Warrants and will be adjusted as needed to account for stock splits, combinations, reclassifications, and reorganizations. Net proceeds from this offering were allocated to convertible redeemable preferred stock and additional paid in capital in the amounts of $3.7 million and $1.0 million, respectively.

Upon completion of the Series E offering, Jamba Juice Company filed Amended Articles of Incorporation with the California Secretary of State. Upon this filing, Series A, B, C, D, and E Preferred Stock have the following rights and preferences:

Conversion—All outstanding shares of Preferred Stock have the right to convert their shares into common stock at any time. The conversion ratio is approximately one for one. Under the anti-dilution provisions applicable to all shares of Preferred Stock, the conversion price of all series will be subject to adjustment in the event of any stock split, dividend or combination or reclassification or reorganization of Jamba Juice Company's capital stock or completion of an initial public offering, under certain conditions. The conversion price of Preferred Stock also will be adjusted upon the issuance of additional shares of common stock or warrants or rights to purchase common stock or securities convertible into common stock for per-share consideration that is less than the initial conversion price of the applicable series of Preferred Stock. Jamba Juice Company has reserved for the issuance of 30,839,000 common shares for conversion of Preferred Stock, stock options, and warrants.

The Preferred Stock converts automatically into common stock upon the earlier to occur of the completion of a public offering raising gross proceeds of $10 million or more and at a stipulated offering price per share or upon the written consent of the holders of the various classes of Preferred Stock.

Dividend Preference—The holders of Series A, Series B, Series C, Series D, and Series E Preferred Stock are entitled, if and when declared by the Board of Directors, to non-cumulative dividends of $0.10, $0.133, $0.21847, $0.25, and $0.20, respectively, per share per annum. No dividends have been declared as of November 28, 2006.

Liquidation Preference—If there is a liquidation event (the "Event") the holders of shares of Preferred Stock then outstanding shall be entitled to be paid, out of the assets of the corporation available for distribution to its stockholders, whether from capital, surplus or earnings (the "Available Assets"), before any payment shall be made in respect of the common stock, an amount equal to $1.00 per share of Series A, $1.33 per share of Series B, $2.18 per share of Series C, $2.50 per share of Series D and $6.00 per share of Series E (in each case, adjusted for stock dividends, stock splits, stock combinations and the like), plus all declared and unpaid dividends thereon to the date fixed for distribution of assets (the "Liquidation Preference Amount"). If upon an Event the Available Assets shall be insufficient to pay the Liquidation Preference Amount, then the entire assets of the corporation legally available for distribution shall be distributed ratably among the holders of the Preferred Stock so that the per share amount distributed to each series constitutes the same percentage of the full per share Liquidation Preference Amount for each such series. Assets legally available for distribution are defined as (a) positive retained earnings after deducting redemptions and dividends or (b) certain net asset to certain net liability ratios, both as defined by Section 500 of the California Corporations Code.

If there is an Event after the distribution of the Liquidation Preference Amount in accordance with the above, the remaining assets of the Corporation legally available for distribution, if any, to stockholders shall be distributed ratably to the holders of the common stock, the Preferred Stock then outstanding, with each share of the Preferred Stock being treated for such purposes as if it had been converted into common stock at the then-effective rate of conversion.

Voting—Each Series of Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which it could be converted, with certain restrictions.

Registration Rights—The holders of at least 50% of the shares of Preferred Stock who propose to dispose of at least 15% of such stock at an aggregate offering price to the public of not less than $5 million may require that Jamba Juice Company, with certain limitations, effect a registration of the stock to be disposed. In addition, the holders of Jamba Juice Company's Series E Preferred Stock are entitled to unlimited piggyback registration rights on registrations initiated by Jamba Juice Company, with certain limitations.

Redemption—Holders of a majority of shares of each of the Series A, Series B, Series C, Series D, and Series E Preferred Stock may elect, at any time after September 1, 2003, to have Jamba Juice Company redeem all of the then-outstanding shares of the applicable Series at the original purchase price per share, plus all declared but unpaid dividends on each share from funds legally available for distribution. If there are insufficient funds to redeem the number of shares requested, then Jamba Juice Company shall redeem the maximum number of shares for which funds exist. As of November 28, 2006, there were no funds legally available for distribution.

11. STOCK OPTIONS

On June 28, 2006, Jamba Juice Company adopted Statement of Financial Accounting Standard No. 123R, *Share-Based Payment* ("SFAS No. 123R"). See Note 1 for a description of Jamba Juice Company's adoption of SFAS No. 123R.

Jamba Juice Company maintains two stock option plans, the 1994 Stock Incentive Plan (the "1994 Plan") and the 2001 Equity Incentive Plan (the "2001 Plan"), which provide for granting incentive stock options and non-qualified stock options to employees and certain non-employee directors and consultants. The objectives of these plans include attracting and retaining the best personnel, providing performance incentives, and promoting the success of Jamba Juice Company by providing employees the opportunity to acquire common stock. The 2001 Plan is the only plan with stock option awards available for grant. Under the plans, Jamba Juice Company reserved 10,600,000 shares of common stock for granting of stock options. Options were granted at an exercise price equal to or greater than the fair market value of the Company's common stock at the date of the grant and are exercisable for up to 10 years from the date of grant. Options that remain outstanding under the 1994 Plan generally vested over four years. Options that remain outstanding under the 2001 Plan granted prior to January 1, 2004 vested 20% at date of grant and 20% per year thereafter. Options granted under the 2001 Plan after January 1, 2004 generally vest 25% on the first anniversary of the grant date and 25% per year thereafter. Shares available for grant were 970,369 as of November 28, 2006.

The fair value of options granted was estimated at the date of grant using a Black-Scholes option-pricing model. Option valuation models, including Black-Scholes, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award. The risk-free rate of interest is based on the zero coupon U.S. Treasury rates appropriate for the expected term of the award. Expected dividends are zero based on history of not paying cash dividends on Jamba Juice Company's common stock. Expected volatility for the 22 Week Period is based on historic, daily stock price observations of Jamba Juice Company's peers during the period immediately preceding the share-based award grant that is equal in length to the award's expected term. SFAS 123R also requires that estimated forfeitures be included as a part of the grant date estimate. Jamba Juice Company uses historical data to estimate expected employee behaviors related to option exercises and forfeitures. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models or assumptions, nor is there a means to compare and adjust the estimates to actual values, except for annual adjustments to reflect actual forfeitures. The following assumptions were used to calculate the weighted-average fair value for the 22 Week Period and fiscal 2006:

	Period from June 28, 2006 to November 28, 2006	Year Ended June 30, 2006
Weighted-average expected life	2 years	2 years
Volatility	37.9%	0%
Risk free interest rates	5.0%	4.60%
Dividend yield	0%	0%

A summary of option activity under both plans as of November 28, 2006 and June 30, 2006, and changes during the 22 Week Period and fiscal 2006 are presented below (shares in thousands):

	Number of Options		Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Life	
	November 28, 2006	June 30, 2006	November 28, 2006	June 30, 2006	November 28, 2006	June 30, 2006
Options outstanding—beginning of period	6,238	6,380	$2.87	$2.36		
Options granted	55	1,286	6.03	5.10		
Options exercised	(157)	(189)	2.05	1.68		
Options canceled	(281)	(1,239)	4.00	2.75		
Options outstanding	5,855	6,238	$2.86	$2.87	6.85	7.28
Options exercisable	4,014	3,863	$2.31	$2.17	6.12	6.31
Options vested and expected to vest—end of period	5,855	6,238	$2.86	$2.87	6.85	7.28

The weighted-average grant-date fair value of options granted during the 22 Week Period and fiscal 2006 was $1.50 and $0.90, respectively. The total intrinsic value of options exercised during the 22 Week Period and fiscal 2006 was $624,000 and $561,000, respectively.

Jamba Juice Company recorded total compensation expense of $83,000 related to options that vested during the 22 Week Period, and all of which relates to awards granted after the date of adoption. As of November 28, 2006, there was no unrecognized compensation cost related to nonvested stock options granted under the plans. The total income tax benefit recognized in the consolidated statements of income for share-based compensation arrangements was approximately $35,000 and $0 for the 22 Week Period and fiscal 2006, respectively.

In October 2005, the board of directors of Jamba Juice Company approved accelerated stock option vesting for certain level of employees upon a change of control. The accelerated vesting applies to all Jamba Juice Company option holders who are District Managers, Support Center Managers, Department or Regional Directors, and Vice Presidents and above. There are 114 employees who are eligible for acceleration as of November 28, 2006. The total number of accelerated shares held by those employees eligible for acceleration is 1,054,325. The estimated intrinsic value of the options with the acceleration feature is $2.7 million. The intrinsic value at the time of grant was $0.

Stock Option Exchange Program—During the six months prior and subsequent to the implementation of a stock option exchange program in fiscal year 2002, Jamba Juice Company granted approximately 523,000 options, at an average exercise price of $4.00 per share. Subsequent to the grant, certain employees were given the opportunity to exchange their options for new options with an exercise price equal to the fair value of Jamba Juice Company's common stock six months from the exchange date. The fair value was established at $1.86 per share. Due to the exchange, the options granted within six months of the exchange program are subject to variable plan accounting of which 47,150 were outstanding as of November 28, 2006. Under variable plan accounting, Jamba Juice Company is required to record a non-cash compensation charge for the options until the options are exercised, forfeited or canceled without replacement. The compensation charge is based on any excess of the fair value of the stock at the end of the reporting period or date of exercise, forfeiture or cancellation without replacement, if earlier, over the exercise price of the related options. The resulting compensation charge to earnings is recorded as the underlying options vest and subsequent changes in the fair value of the stock are recorded until the options are exercised, forfeited, or cancelled. Jamba Juice Company recorded stock compensation expense of $106,000 related to variable plan accounting in fiscal 2006, which is included in Other in the consolidated statements of stockholders' deficit.

12. WARRANTS

Jamba Juice Company issued warrants in connection with a preferred stock offering, vendor agreements, acquisitions and debt financing. A summary of the warrant activity as of November 28, 2006 and June 30, 2006, and changes during the 22 Week Period and fiscal 2006 are presented below (shares in thousands):

	Number of Warrants		Weighted-Average Exercise Price	
	November 28, 2006	June 30, 2006	November 28, 2006	June 30, 2006
Warrants outstanding—beginning of period:				
Common	1,278	1,428	$2.57	$2.60
Preferred	25	25	2.00	2.00
	1,303	1,453		
Common warrants exercised	—	(79)	2.85	2.85
Common warrants canceled	—	(71)	2.85	2.85
Warrants outstanding—end of period:				
Common	1,278	1,278	2.57	2.57
Preferred	25	25	2.00	2.00
	1,303	1,303	$2.57	$2.57

The weighted-average remaining contractual life of preferred and common warrants as of November 28, 2006 and June 30, 2006 is 4.15 and 4.58 years, respectively. As of November 28, 2006 and June 30, 2006, outstanding warrants are 100% vested. The expense related to warrants was recognized prior to fiscal 2004.

The intrinsic value of warrants exercised during the 22 Week Period and fiscal 2006 was $0 and $252,000, respectively.

13. EMPLOYEE BENEFIT PLAN

Jamba Juice Company maintains a voluntary defined contribution plan covering all eligible employees. Eligible employees may elect to defer and contribute a percentage of their compensation to the plan, not to exceed the dollar amount set by law. Jamba Juice Company also provides for a matching contribution after one year of employment. Jamba Juice Company matches 100% of the first 3% of an employee's contributions. During the 22 Week Period and fiscal 2006, Jamba Juice Company contributed $0.3 million and $0.6 million, respectively, to the plan.

14. OTHER COMMITMENTS AND CONTINGENCIES

Litigation Related—During fiscal 2003, Jamba Juice Company settled a class action lawsuit against Jamba Juice Company that alleged that Jamba Juice Company failed to pay overtime wages, in violation of Federal and California law, to current and former employees designated as "General Manager" and "Assistant General Manager." Jamba Juice Company agreed to pay $3.0 million plus payroll taxes to the class and its representatives ratably over a five-year period beginning in fiscal 2004. The net present value of this obligation, including related payroll taxes, of $2.8 million, was expensed in fiscal 2003. These obligations are due and payable upon a change of control of Jamba Juice Company.

Jamba Juice Company is also a defendant in certain litigation arising in the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a significant effect on the consolidated financial statements.

Other—Jamba Juice Company has commitments under contracts for the construction of leasehold and other improvements for stores to be opened in fiscal 2007. Portions of such contracts not completed as of November 28, 2006 are not reflected in the consolidated financial statements. These unrecorded commitments are $0.2 million as of November 28, 2006.

During the 22 Week Period, Jamba Juice Company entered into a purchase obligation with a supplier for certain fruits for a 15 year term, ending in 2024 for commitments to purchase a minimum level of fruit, totaling $32.2 million. Jamba Juice Company did not make significant purchases under this agreement during the 22 Week Period.

15. RELATED-PARTY TRANSACTIONS

On December 8, 2004, Jamba Juice Company entered into a four year consulting agreement with Kirk Perron, its founder, director and shareholder. Mr. Perron advises and assists Jamba Juice Company and its board of directors in connection with certain projects, public appearances, promotional events and as such other matters as agreed between Jamba Juice Company and Mr. Perron. The terms of the agreement are to make consulting payments of $150,000 per year. In addition, Jamba Juice Company reimburses Mr. Perron for business related expenses.

Jamba Juice Company also recorded $3.4 million receivable from Jamba, Inc. as of November 28, 2006 for reimbursement of transaction costs related to the merger.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officers ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as the Company's controls are designed to do, and management necessarily was required to apply its judgment in evaluating the risk related to controls and procedures.

In connection with the preparation of this Annual Report on Form 10-K, as of December 30, 2008, an evaluation was performed under the supervision and with the participation of our management, including the CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 30, 2008. These conclusions were communicated to the Audit Committee.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control system is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 30, 2008. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in *Internal Control—Integrated Framework.* Based on this assessment, our CEO and CFO concluded that our internal control over financial reporting was effective as of December 30, 2008 based on the criteria set forth by COSO in *Internal Control—Integrated Framework.*

Our independent registered public accounting firm, KPMG LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting. This report appears below.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not Applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Jamba, Inc.:

We have audited Jamba, Inc.'s internal control over financial reporting as of December 30, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Jamba, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Jamba, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 30, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Jamba, Inc. and subsidiary as of December 30, 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for the fiscal year ended December 31, 2008, and our report dated March 16, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

San Francisco, California
March 16, 2009

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding the Directors of the Company is incorporated herein by reference from the Company's 2009 Proxy Statement to Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2008 fiscal year.

Information regarding the Executive Officers of the Company is contained in Part I of this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated herein by reference from the Company's 2009 Proxy Statement to Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2008 fiscal year.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Except as set forth below, information required by Item 12 is incorporated herein by reference from the Company's 2009 Proxy Statement to Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2008 fiscal year.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is incorporated herein by reference from the Company's 2009 Proxy Statement to Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2008 fiscal year.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 is incorporated herein by reference from the Company's 2009 Proxy Statement to Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2008 fiscal year.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(1) List of Financial Statements.

The following consolidated financial statements of Jamba, Inc. as of December 30, 2008 and January 1, 2008 and for the fiscal years ended December 30, 2008, January 1, 2008, and January 9. 2007, and the related notes thereto are included herein in Part II, Item 8:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Stockholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

Consolidated Financial Statements of Jamba Juice Company as of November 28, 2006 and for the period from June 28, 2006 to November 28, 2006 and the fiscal year ended June 27, 2006
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Common Stockholders' Deficit
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

(2) List of Financial Statement Schedules

None.

(3) List of Exhibits

Incorporated herein by reference is a list of the Exhibits contained in the Exhibit Index, which begins on page 131 of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Emeryville, State of California, on the 16th day of March, 2009.

JAMBA, INC.

By: /s/ JAMES D. WHITE

James D. White
Chief Executive Officer and President

POWER OF ATTORNEY

We the undersigned officers and directors of Jamba, Inc., hereby severally constitute and appoint James D. White and Karen L. Luey, or either of them, his attorneys-in-fact, for such person in any and all capacities, to sign any amendments to this report and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that either of said attorneys-in-fact, or substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ JAMES D. WHITE **James D. White**	Chief Executive Officer, President and Director (Principal Executive Officer)	March 16, 2009
/s/ KAREN L. LUEY **Karen L. Luey**	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	March 16, 2009
/s/ STEVEN R. BERRARD **Steven R. Berrard**	Chairman of the Board and Director	March 16, 2009
/s/ THOMAS C. BYRNE **Thomas C. Byrne**	Director	March 16, 2009
/s/ RICHARD L. FEDERICO **Richard L. Federico**	Director	March 16, 2009
/s/ ROBERT C. KAGLE **Robert C. Kagle**	Director	March 16, 2009
/s/ LESLEY HOWE **Lesley Howe**	Director	March 16, 2009
/s/ BRIAN SWETTE **Brian Swette**	Director	March 16, 2009
/s/ RAMÓN MARTIN-BUSUTIL **Ramón Martin-Busutil**	Director	March 16, 2009

EXHIBIT INDEX

Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
2.1	Agreement and Plan of Merger by and among Services Acquisition Corp International, JJC Acquisition Company and Jamba Juice Company, dated as of March 6, 2006.	8-K	001-32552	10.1	March 16, 2006	
2.2	Amendment, dated August 2, 2006, to Agreement and Plan of Merger by and among Services Acquisition Corp International, JJC Acquisition Company and Jamba Juice Company, dated as of March 6, 2006.	8-K	001-32552	10.1	August 3, 2006	
2.3	Amendment, dated November 6, 2006, to Agreement and Plan of Merger by and among Services Acquisition Corp International, JJC Acquisition Company and Jamba Juice Company, dated as of March 6, 2006.	8-K	001-32552	10.1	November 7, 2006	
3.1	Amended and Restated Certificate of Incorporation of the Company.	8-K	001-32552	3.1	December 5, 2006	
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Company.	8-K	001-32552	3.2	December 5, 2006	
3.3	Amended and Restated Bylaws of the Company.	8-K	001-32552	3.3	March 21, 2007	
3.4	Certificate of Designation, Preferences and Rights of the Terms of the Series A Preferred Stock	8-K	001-32552	3.1	October 9, 2008	
4.1	Specimen Unit Certificate.	S-1	333-122812	4.1	February 14, 2005	
4.2	Specimen Common Stock Certificate.	S-1	333-122812	4.2	February 14, 2005	
4.3	Specimen Warrant Certificate.	S-1	333-122812	4.3	February 14, 2005	
4.4	Form of Warrant Agreement between Continental Stock and Transfer Company and the Company.	S-1	333-122812	4.4	February 14, 2005	
4.5	Rights Agreement, effective as of October 8, 2008 between Jamba, Inc. and Continental Stock Transfer & Trust Company as Rights Agent	8-K	001-32552	4.1	October 9, 2008	
10.1	Form of Indemnity Agreement entered into between the Company and its directors, officers and certain other employees.	8-K	001-32552	10.1	December 5, 2006	

Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
10.2	Form of Distribution Agreement by and between Jamba Juice Company and various suppliers.	8-K	001-32552	10.4	December 5, 2006	
10.3	Office Lease for the property located at 6475 Christie Avenue, Emeryville, CA 94608, by and between Jamba Juice Company and Bay Center Office, LLC dated July 28, 2006.	8-K	001-32552	10.5	December 5, 2006	
10.4	Form of Severance Agreement entered into between Jamba Juice Company and each of Paul Coletta, Trey Feiler and Thibault Guillet de Chatellus.**	10-Q	001-32552	10.11	June 11, 2007	
10.5	Amended and Restated 1994 Stock Incentive Plan.**	8-K	001-32552	10.16	December 5, 2006	
10.6	2001 Equity Incentive Plan.**	8-K	001-32552	10.17	December 5, 2006	
10.7	2006 Employee, Director and Consultant Stock Plan.**	10-K	001-32552	10.18	April 2, 2007	
10.8	Form of Incentive Stock Option Agreement under the 2006 Plan.**	8-K	001-32552	10.19	December 5, 2006	
10.9	Form of Non-Qualified Stock Option Agreement under the 2006 Plan.**	8-K	001-32552	10.20	December 5, 2006	
10.10	Non-employee Director Compensation Policy.**	8-K	001-32552	10.21	December 5, 2006	
10.11	Form of Registration Rights Agreement between Services Acquisition Corp. International and investors, as amended.	8-K	001-32552	10.3	March 16, 2006	
10.12	Distribution Agreement by and between Jamba Juice Company and Southwest Traders, Inc. dated September 1, 2007*	10-K	001-32552	10.27	March 17, 2008	
10.13	Credit Agreement, dated April 17, 2008, among Jamba, Inc., Jamba Juice Company, the Lenders that are Signatories Thereto and Wells Fargo Foothill, LLC (the "Credit Agreement")	8-K	001-32552	10.1	April 22, 2008	
10.14	First Amendment to Credit Agreement, dated May 29, 2008	10-Q	001-32552	10.2	June 2, 2008	
10.15	Second Amendment to Credit Agreement, dated August 22, 2008	8-K	001-32552	10.1	August 28, 2008	

Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
10.16	Severance Agreement entered into between Jamba, Inc. and Paul Clayton, dated September 3, 2008	8-K	001-32552	10.1	September 5, 2008	
10.17	Financing Agreement dated September 11, 2008 among between Jamba, Inc., Jamba Juice Company the Lenders Party Thereto and Victory Park Management, LLC	8-K	001-32552	10.1	September 12, 2008	
10.18	Common Stock Put and Call Agreement dated as of September 11, 2008 by and among Jamba, Inc., Victory Park Special Situations, L.P. and Victory Park Credit Opportunities, L.P.	8-K	001-32552	10.2	September 12, 2008	
10.19	Registration Rights Agreement dated as of September 11, 2008 by and among Jamba, Inc., Victory Park Special Situations, L.P. and Victory Park Credit Opportunities, L.P.	8-K	001-32552	10.3	September 12, 2008	
10.20	Form of Executive Employment Agreement entered into between Jamba Juice Company and each of Karen L. Luey, Thibault de Chatellus, Michael Fox, Steve Adkins and Greg Schwartz**	8-K	001-32552	10.1	October 14, 2008	
10.21	Employment Agreement dated November 17, 2008 between Jamba Juice Company and James White**	8-K	001-32552	10.1	November 17, 2008	
10.22	Notice of Grant of Non-Qualified Stock Option and Non-Qualified Stock Option Agreement, Dated December 1, 2008, entered into between Jamba, Inc. and James White.**	10-K	001-32552	10.22	December 1, 2008	X
14.1	Code of Business Conduct and Ethics.	8-K	001-32552	14.1	December 5, 2006	
21.1	List of Subsidiary.					X
23.1	Consent of Independent Registered Public Accounting Firm					X
23.2	Consent of Independent Registered Public Accounting Firm-Deloitte & Touche LLP					X
23.3	Consent of Independent Registered Public Accounting Firm-Deloitte & Touche LLP					X

Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
24	Power of Attorney, included on signature page hereto.					X
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.					X
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.					X
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

* This exhibit (or portions thereof) has been filed separately with the Securities and Exchange Commission pursuant to an application for confidential treatment. The confidential portions of this exhibit have been omitted and are marked by an asterisk.

** Management contract, or compensatory plan or arrangement.

Corporate and Stockholder Information

Board of Directors

Steven R. Berrard

Ramón Martin-Busutil

Thomas C. Byrne

Richard L. Federico

Lesley H. Howe

Robert C. Kagle

Brian Swette

James D. White

Officers

James D. White
President and Chief Executive Officer of the Company and Jamba Juice Company

Karen L. Luey
Senior Vice President, Chief Financial Officer of the Company and Jamba Juice Company

Michael W. Fox
Senior Vice President, General Counsel and Secretary of the Company and Jamba Juice Company

Steve Adkins
Senior Vice President, Store Operations of Jamba Juice Company

Thibault de Chatellus
Senior Vice President, Global Franchise, Development and Operations Services of Jamba Juice Company

Gregory A. Schwartz
Senior Vice President, Supply Chain of Jamba Juice Company

Jamba, Inc.
6475 Christie Ave
Suite 150
Emeryville, CA 94608
Phone 510.596.0100
Fax 510.653.0484

Transfer Agent
Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004

Corporate Counsel
DLA Piper US LLP (US)
2000 University Ave
East Palo Alto, CA 94303

Independent Registered Public Accounting Firm
KPMG LLP
55 Second Street, Suite 1400
San Francisco, CA 94105

SEC Form 10-K
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K (exclusive of exhibits) is available without charge upon written request to:

Investor Relations
Jamba, Inc.
c/o ICR, Inc.
450 Post Road East
Westport, CT 06880
203.682.8200

Notice of Annual Meeting
Jamba Juice Support Center
6475 Christie Avenue, Suite 150
Emeryville, CA 94608
May 8, 2009
10:00 a.m. (PDT)

Common Shares
Common Shares of Jamba, Inc. are traded on NASDAQ under the symbol JMBA